Form 20-F
Rich Mountain Enterprises Ltd
filed 2011-08-01
CIK 1485536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 30, 2011

Commission file number: 000-53939

Sino Oil & Gas Pipe Holdings Limited
(Formerly Rich Mountain Enterprises Ltd.)
(Exact name of Registrant as Specified in its Charter)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

No 1. Road, Yuci Industrial Park,
Jin Zhong City,
Shanxi Province, 030600,
People’s Republic of China
(Address of Principal Executive Offices)

Xudong Liu
Tel: +86 (354) 3966-203
Fax: +86 (354) 3966-200
No 1. Road, Yuci Industrial Park,
Jin Zhong City,
Shanxi Province, 030600,
People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value $0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 30, 2011 was: 12,000,000 ordinary shares par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP  International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☐

SINO OIL & GAS PIPE HOLDINGS LIMITED
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
FORM 20-F SHELL COMPANY REPORT

i

CERTAIN INFORMATION

In this shell company report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” , the “Shell Company” and “Sino Oil & Gas” refer to Sino Oil & Gas Pipe Holdings Limited, formerly RICH MOUNTAIN ENTERPRISES LTD., a company organized in the British Virgin Islands, and its subsidiaries and consolidated entities, subsequent to the business combination referred to below. The “business combination” refers to the share exchange between the Shell Company and the shareholders of RISE KING MANAGEMENT LIMITED, Or RISE KING, resulting in(i) each of the RISE KING Shareholders shall sell, transfer, convey, assign and deliver to the Shell Company each share of its RISE KING Stock free and clear of all Liens, in exchange for 140 newly issued ordinary shares of Shell Company Stock and (ii) the Shell Company Shareholder shall sell, transfer, convey, assign and deliver to the RISE KING Shareholders all of the capital stock of the Shell Company issued and outstanding on the Closing Date free and clear of all Liens in exchange for an aggregate of $200,000 (which is equal to $0.04 per share) in cash, which was consummated on July 30, 2011.

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On July 30, 2011, the cash buying rate announced by the People’s Bank of China was RMB 6.4282 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in this report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.  Directors and Senior Management

The following table lists the members of the Company’s board of directors:

Name	Age	Position(s)
Xudong Liu	31	Chairman
Ning Li	42	Director
Lizi Liu	46	Director

The business address for each of our directors is: No. 1 Road, Yuci Industrial Park. Jinzhong City, Shanxi Province, P.R.C..

The following table lists the senior management of the Company:

Name	Age	Position(s)

Ning Li	42	CEO
Hongteng Yang	55	CFO

The business address for each of the members of senior management is: No. 1 Road, Yuci Industrial Park. Jinzhong City, Shanxi Province, P.R.C..

See Item 6.A. – Directors and Senior Management below for more information about our directors and executive officers.

1.B.  Advisors

The Company’s legal advisors in the People’s Republic of China are: Dacheng Law Offices, 30/F, China Development Bank Building, No. 500 Pudongnan Road, Shanghai 200120, China.

The Company’s legal advisors in the United States are: Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036.

1.C.  Auditors

The Company’s auditors are: Weinberg & Company, P.A. 6100 Glades Road. Suite 205 Boca Raton, Florida 33434, U.S.A. See Item 16.F – Change in Registrant’s Certifying Accountant below for information about the change in our auditor following the business combination.

Weinberg & Company, P.A. has confirmed that it is independent with respect to the Company under the guidelines of the SEC and the Independence Standards Board.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A.  Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospectus,” each of which is included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended April 30, 2010 and 2009 and the balance sheets data as of April 30, 2010 and 2009 are derived from the audited consolidated financial statements included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended April 30, 2008, 2007 and 2006 and the balance sheets data as of April 30, 2008, 2007 and 2006 have been derived from unaudited financial statements that are not included in this report. Our historical results for any of these periods are not necessarily indicative of results to be expected in any future period.

The current corporate structure was completed as of April, 2011. Before the completion of the structure, all the companies included in this structure were under common control of the same major shareholder, Mr. Xudong Liu. The Company believes that it is proper to present the selected financial data “as if” the structure was completed at the beginning of the earliest period presented below.

	Consolidated Statements of Income (loss) and Comprehensive Income (loss) Years Ended April 30,
	2010 (Audited)	2009 (Audited)	2008 (Unaudited)	2007 (Unaudited)	2006 (Unaudited)

Revenue, net	$146,835,283	$152,511,228	$108,001,988	$82,288,351	$59,750,922
Cost of goods sold	(123,110,120)	(130,600,207)	(91,842,042)	(70,256,431)	(52,637,924)
Gross profit	23,725,163	21,911,021	16,159,946	12,031,920	7,112,998

Selling and marketing expenses	(3,952,504)	(5,878,246)	(5,776,583)	(3,885,392)	(2,038,229)
General and administrative expenses	(3,003,542)	(2,387,684)	(1,706,053)	(1,341,527)	(1,180,585)
Research and development expenses	(33,111)	(11,713)	-	-	-
Total Operating Expenses	(6,989,157)	(8,277,643)	(7,482,636)	(5,226,919)	(3,218,814)

Income from operations	16,736,006	13,633,378	8,677,310	6,805,001	3,894,184

Interest expense	(9,765,845)	(9,216,142)	(7,819,587)	(5,470,828)	(4,672,549)
Interest income	2,438,152	2,673,890	478,004	308,463	30,340
Other income (expense), net	36,313	(91,537)	2,071,238	(26,268)	85,849

Income (loss) before income taxes	9,444,626	6,999,589	3,406,965	1,616,368	(662,176)

Income taxes	(2,868,260)	(2,026,906)	(1,124,300)	(862,654)	-

Net income (loss)	6,576,366	4,972,683	2,282,665	753,714	(662,176)
Net income attributable to non-controlling interest	(10,824)	(6,079)	(21,900)	19,004	29,291

Net income (loss) attributable to controlling interest	6,565,542	4,966,604	2,260,765	772,718	(632,885)

Other comprehensive income (loss)	13,358	(116,373)	(1,242,438)	(503,885)	-

Comprehensive Income (loss)	$6,578,900	$4,850,231	$1,018,327	$268,833	$(632,885)

Balance Sheets Data (at end of fiscal year )	April 30,
(in U.S. Dollars)	2010	2009	2008	2007	2006
	Audited	Audited	Unaudited	Unaudited	Unaudited
Cash and cash equivalents	$6,413,448	$1,980,229	$5,657,767	$4,890,833	$3,917,200
Total current assets	164,811,655	142,642,497	103,905,033	83,718,634	68,204,529
Total assets	267,779,636	231,862,383	207,360,029	161,709,216	140,633,103

Total liabilities	220,461,001	191,133,463	171,137,837	136,533,283	115,706,999
Total shareholders’ equity	47,318,635	40,728,920	36,222,192	25,175,933	24,926,104
Total liabilities and shareholders’ equity	267,779,636	231,862,383	207,360,029	161,709,216	140,633,103

3.A.3.  Exchange Rates

Not Applicable.

3.B.  Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of January 31, 2011 on an actual basis. This information should be read in conjunction with our consolidated financial statements and the notes relating to such statements appearing elsewhere in this report.

January 31,
Cash:	2011
Cash and cash equivalents	$2,801,465
Restricted cash (1)	50,114,660

Debt:
Notes payable (1)	55,436,601
Short-term bank loans (2)	112,798,503
Product and other financing arrangements(3)	36,321,376

Shareholders’ equity:
Common stock, $1 par value	50,000
Accumulated other comprehensive income	2,203,445
Additional paid-in capital	52,584,504
Retained deficit	(303,993)
Non-controlling interest	114,688
Total shareholders’ equity	$54,648,644

(1)     Restricted cash represents amounts held by a bank as security for bank acceptance notes and domestic letters of credit financing and therefore is not available for the Company’s use until such time as the bank acceptance notes and domestic letters of credit have been fulfilled or expired, normally within a three and twelve month period.  All the notes payable are subject to bank charges of 0.05% of the principal amount as commission on each loan transaction.

(2)     Short-term bank loans are obtained from local banks in China. All the short-term bank loans are repayable within one year and are secured by property, plant and equipment and land use rights owned by us, as well as by guarantees made by our related and unrelated parties.

(3)     The liabilities are due to two unrelated parties. The balances represent funds received to support our Company’s business operations. The inventory described in the product financing arrangements was not shipped to unrelated parties and the title did not pass to unrelated parties. However, the unrelated parties have the right to request the shipment if our Company do not perform our repurchase obligation. Such transaction was also secured by a land use right and the additional paid in capital.

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

You should carefully consider the risks described below in evaluating our business before investing in our ordinary shares. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this report, including our consolidated financial statements and the related notes and the section captioned “Operating and Financial Review and Prospects” before deciding whether to invest in our ordinary shares.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our revenue is generated substantially from the sale of a single product.

We generate a significant majority of our revenue from the sale of SSAW and ERW pipes. For the year ended 30 April 2009 and 30 April 2010, sales of SSAW pipes accounted for 57.5% and 83.7% of the Group’s revenue, respectively. Approximately 70% of large-diameter petroleum and natural gas pipelines in China are constructed using SSAW pipes, however, ERW pipes are commonly used as sub-pipelines which are limited by the coil width and are thinner in wall thickness and smaller in diameter . A shift in market preference for other types of pipes among pipeline operators or a substantial reduction in  pipe price for SSAW pipe or ERW pipe may result in lost sales. To the extent that we are not able to replace sales lost to other types of pipes, our business, financial condition and results of operations would be adversely affected. If we cannot expand our product offering to include other pipes as planned or other products in the future, our source of revenue will remain concentrated on SSAW pipes and our financial condition, results of operations and growth prospects may be adversely affected.

Our revenue largely depends on public spending on petroleum and natural gas pipeline infrastructure.

We believe our revenue and sales volume increased significantly during the Period, in part, as a result of favorable government policies that have supported substantial public spending on petroleum and natural gas pipeline infrastructure, including a fiscal stimulus plan in 2008 in response to the global economic crisis. We cannot assure you that government support for pipeline infrastructure spending will remain as strong or at sufficient levels to sustain our current sales volume or growth rates. A reduction in pipeline spending may reduce demand for our products and adversely affect our financial condition, results of operations and growth prospects.

We are vulnerable to the delay or rescheduling of petroleum and natural gas pipeline projects.

We derive a substantial majority of our revenue from sales of high-grade SSAW pipes, which have enjoyed greater demand in recent years due to the continued development and growth of the PRC economy, active exploration and production activities by petroleum and natural gas companies, and favorable government energy policies, which in turn have resulted in the construction of more petroleum and natural gas pipelines.

Planned and ongoing petroleum and natural gas pipeline projects can be delayed or rescheduled for a number of reasons including, among other factors, changes in the business strategy of pipeline operators, technical difficulties, natural disasters, delays in regulatory approval or budget constraints. We believe that our ongoing projects and the projects for which we have secured supply contracts will contribute significantly to our revenue and profitability. However, should any of the major projects to which we plan to supply line pipes be delayed or rescheduled, our financial forecasts for the year ending 30 April 2011 could become materially inaccurate.

The delay or rescheduling of such projects might also lead to the termination of supply contracts for our products. In the event that our supply contracts are terminated, our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to risks arising from credit terms extended to our customers.

We are exposed to the risk of payment delays and defaults by our two major customers, namely the Company A and the Company B, arising from the credit terms granted to these customers. As of April 30, 2009 and April 30, 2010, the accounts receivables balance of SXGL, inclusive of retention money withheld by customers to guarantee against major quality defects in our delivered products, was $15.6 million and $35.2 million, respectively. Our credit terms vary by customers. Credit terms that are extended to domestic customers for our SSAW pipes and ERW pipes are generally 60 days. Payments by overseas customers for our overseas sales of SSAW or ERW pipes are generally made by letter of credit. For the year ended April 30, 2009 and April 30, 2010, the accounts receivable turnover days for the company were 43 days and 63 days, respectively.

There may be a time gap between the maturity of our payables and receivables. To the extent that our receivable turnover days exceed our payable turnover days, we may be required to raise additional working capital. In addition, we cannot assure you that we will be able to maintain or improve current payment terms with our major customers, who have substantial bargaining power over us.

We cannot guarantee the timeliness of our customers’ payments or that such customers will be able to perform their obligations. Any inability on the part of our domestic customers to settle their payments in a timely manner may adversely affect our financial performance and cash flow.

We may fail to secure supply contracts for new projects through competitive bidding.

Our revenue is generated on a project basis from pipeline projects that are non-recurring in nature. Approximately 80% of contracts of the SXGL, based on contract value, were secured through bidding and negotiation, our financial performance is dependent on our ability to maintain our bidding eligibility, submit competitive bids and continually secure supply contracts.

In addition, due to the nature of the PRC petroleum and natural gas pipeline industry, the value of projects that we are able to secure may fluctuate from year to year. We cannot assure you that we will continue to secure new supply contracts or that these supply contracts will be profitable. If we are unable to secure profitable supply contracts, our business, financial performance and financial position will be adversely affected.

Fluctuations in global petroleum and natural gas prices could lead to reduced demand for our products and services.

Our primary product, SSAW pipes, is used to transport petroleum and natural gas. Demand for SSAW pipes directly correlates with, among other things, the level of demand and prices for petroleum and natural gas. Fluctuations, especially a sustained period of decline, in petroleum and natural gas prices would affect the investment policies and capital spending by petroleum and natural gas companies which in turn could reduce the level of demand for our products and services and adversely affect our financial condition and results of operations.

We cannot predict the future movement of petroleum and natural gas prices nor can we provide any assurance that these prices will otherwise remain at sufficiently high levels to support demand for our products.  Any sustained decline in the prices of petroleum and natural gas may reduce the willingness of petroleum and natural gas companies to invest in petroleum and natural gas pipeline projects, which may have a detrimental effect on demand for or prices of our products and, as a result, materially and adversely affect our results of operations and financial condition.

We may experience shortages of or price increases in raw materials.

Our production depends on our ability to obtain adequate supplies of raw material on commercially acceptable terms and in a timely manner. A shortage of any of our key raw materials may increase the prices of such materials and reduce our profit margins to the extent that we are unable to pass these price increases to our customers. Raw material purchases accounted for 91% and 88% of the cost of sales of SXGL for the year ended April 30, 2009 and April 30, 2010, respectively.

The principal raw material in our operations and production of SSAW and ERW pipes is hot-rolled steel coils/Strip. The price of steel has historically fluctuated significantly in line with supply and demand, price fluctuations in iron ore and coking coal and government policies on steel and related industries, among other factors.

For the year ended April 30, 2009 and April 30, 2010, raw material purchases from the five largest suppliers of SXGL, which are all Independent Third Parties, accounted for approximately 56.4% and 38.1%, respectively. We have not entered into any long-term supply agreement with these suppliers, and cannot assure you we will be able to procure sufficient supplies of raw materials on acceptable terms.

Failure to compete effectively in our industry may adversely affect our business and prospects.

We face competition in the domestic PRC market from a number of manufacturers that produce steel pipes that are similar to, or can be used as substitutes for, our products. Our major competitors for SSAW pipes include Baoji Petroleum Steel Pipe Co., Ltd., The Steel Pipe Works Of North China Petroleum, Shandong Shengli Steel Pipe Co., Ltd. , Shashi Steel Pipe Works of Jianghan Petroleum Administration Bureau, SINOPEC. , and Shanghai BSW Petro-Pipe Co., Ltd. The majority of these competitors are all units of CNPC which may have priority by virtue of their affiliation with CNPC when demand for line pipes is limited.

Our ability to compete depends on our ability to offer sufficient quantities of high quality products that are suitable for our customers’ needs at competitive prices. In addition, our competitiveness depends on our ability to maintain our track record of short lead-times, timely deliveries, low transportation costs and superior customer service. Competitive pressure may require us to reduce our prices and therefore adversely affect our profit margins and results of operations. Our failure to compete effectively could materially and adversely affect our business, financial condition, results of operations and market position.

Any significant downtime in our production facilities would adversely affect our business.

Our business requires substantial investments in complex production facilities and the uninterrupted operation of specialized manufacturing equipment. Our production facilities require periodic shutdowns for repair and maintenance. Major maintenance of our production facilities occurs approximately each year for a month each time.

Substantial damage to our production facilities from extraordinary events, such as earthquakes, floods and fires, or resulting consequences and disruptions, could be costly and time-consuming to repair and may disrupt our production. Any disruption or delay in our production may require us to incur additional expenses in order to produce sufficient inventory and could impair our ability to meet the demand of customers and cause our customers to cancel orders, any of which could negatively affect our reputation and results of operations.

We may incur significant costs in relation to warranties provided to our customers.

We may incur significant costs in relation to warranties provided to certain of our customers. Consistent with industry practice, we allow our SSAW pipe customers to retain 5% to 10% of the purchase price for sales of goods for a warranty period ranging from 12 to 18 months after delivery as a warranty provision against any major quality defects in our delivered products. We also warrant our SSAW pipes to be free of certain defects, and we guarantee the quality of our products for the warranty period, during which we will rectify any defects.

The warranty arrangement requires that the money retained by our customers be paid to us if there are no major quality issues with our products during the warranty period. Historically, we have recovered all of the money retained by our customers as it became due. We cannot assure you, however, that we can maintain our historical recovery rate for retention money in the future.

We have limited insurance coverage.

The insurance industry in China is in an early stage of development compared with countries such as the United States. Insurance companies in China offer limited commercial insurance products. Consistent with what we believe to be customary practice in the petroleum and natural gas steel pipe industry in China, we do not have any product liability, business interruption, or litigation insurance coverage for our operations. Any uninsured loss or damage to property, litigation or business disruption may cause us to incur substantial costs and the diversion of resources, which could have a material adverse effect on our financial condition and results of operations. The occurrence of certain incidents including earthquake, fire, severe weather, war, floods, power outages and the consequences, damages and disruptions resulting from them may not be covered adequately or at all by our insurance policies. If we were to incur substantial liabilities that are not covered by our insurance policies or if our business operations were interrupted for a substantial period of time, we could incur costs and losses that could materially and adversely affect our business, financial condition, results of operations and business prospects.

Our expansion plans require significant and continual capital expenditures, for which we may not have adequate financial resources.

Our expansion plans will require us to make substantial capital expenditures and assume consequential risks. We may need to raise additional funds through bank borrowing or the issuance of debt or equity securities to finance these capital expenditures. However, our ability to obtain additional financing in the future is subject to a variety of factors, including, but not limited to:

•	obtaining the necessary PRC Government approvals to repatriate funds that are raised overseas;

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by similar companies; and

•	economic, political and other conditions in China and elsewhere.

We may be unable to obtain additional financing in a timely manner or on acceptable terms or at all. Moreover, the utilization of debt, equity or other capital resources may not create value for us or our Shareholders. Further financing activities or the remittance of the proceeds into China may also require PRC regulatory approvals, which may not be granted in a timely manner or at all. If adequate funding is delayed or not available, our ability to develop and expand our business may be adversely affected and if we have to divert our capital resources allocated for other uses to finance our capital expenditure plans, our operating results and financial condition may also be adversely affected.

Our business operations and financial condition may be adversely affected by present or future environmental, health and safety laws and regulations or enforcement.

As a company with substantially all of its operations in China, we are subject to various periodic inspections, examinations, inquiries and audits by PRC regulatory authorities in accordance with applicable PRC environmental, health and safety laws and regulations, as part of maintaining or renewing the various licenses, certificates and permits required for conducting business. As the PRC environmental, health and safety laws and regulations continue to change, we cannot guarantee that we will continue to be in compliance with all applicable laws or that we will not incur additional costs to comply with such laws and regulations. Failure to comply with any of these laws and regulations could result in the untimely delivery of goods, delayed receipt of revenue, loss of income, the accrual of substantial costs and fines and the suspension or termination of our contracts. Any limitations or costs incurred as a result of our non-compliance with environmental, health and safety laws and regulations may have a material adverse effect on our business, financial condition and results of operations.

Protectionist measures such as initiation of anti-dumping and anti-subsidy proceedings and imposition of anti-dumping and/or countervailing duties by governments in our overseas markets could materially and adversely affect our export sales.

During the Period, we did not generate a large portion of revenue from overseas sales of our SSAW pipes outside China. The overseas sales of our SSAW or ERW pipes to North America and Europe area for the year ended April 30, 2009 and April 30, 2010 accounted for 6.6% and 0.3% of total sales of SXGL, respectively. We, however, may enter into overseas sales in the future and such sales may trigger anti-dumping or anti-subsidy proceedings, or both, in the countries where our products are sold.

Anti-dumping and anti-subsidy proceedings have been initiated by local producers in countries such as the United States and EU in relation to steel products. These proceedings have resulted in the imposition of significant penalties, anti-dumping or countervailing duties, or a combination of the foregoing. These and other similar measures could trigger trade disputes in the international steel product markets. While the majority of our overseas customers are from Africa and other Asia countries, , we cannot guarantee that our plans to expand overseas will not increase the risk of protectionist investigations or proceedings against us. Any such investigation or proceeding would divert significant time and resources from us if unsuccessful and impede access to export markets for our products and limit our growth opportunities if successful.

Failure to protect our corporate name and reputation effectively may affect our business and financial performance.

We believe that we have an established corporate name and reputation that are widely recognized by peers and customers in our industry. We consider our corporate name and reputation to be vital in promoting recognition and customer loyalty. Any major defects in our products or any adverse publicity regarding us may harm our corporate image and reputation and cause our customers to lose confidence in our products, which would in turn adversely affect the number of projects we may secure and have a negative impact on our business and financial performance.

We may not successfully obtain and maintain the necessary regulatory permits, approvals or clearance for the manufacture and sale of our products in certain markets.

The manufacture of petroleum and natural gas line pipes is regulated by the government, industry organizations and international standardization bodies, which set requirements and standards for the manufacturing, functionality and safety performance of our products. Our adherence to such requirements and standards can be expensive, which can result in increased manufacturing and development costs. Although we have been advised by our PRC legal advisers, Dacheng Law Offices, that we possessed all necessary regulatory permits, approvals and clearances for the manufacture and sale of our products, any failure to maintain such permits and approvals could have a material adverse effect on our business and prospects. In addition, extensive government regulation and the related delays in seeking the appropriate approvals can significantly delay the introduction of new products, which could materially and adversely affect our market competitiveness. Even if we do obtain approval from the appropriate authorities, it may be granted on a limited basis or subject to modification of our products, which could increase operation costs.

We cannot guarantee that we will receive the necessary regulatory approvals to market our products in the countries and markets where we may seek approval in the future. Moreover, even if we obtain the requisite approvals for our current products, we cannot guarantee that we will remain compliant with these countries’ regulations in the future. Any failure to do so may result in a variety of actions against us, including penalties, injunctions, suspension of production, loss of regulatory approvals, product recalls and termination of distribution.

Our levels of indebtedness and interest payment obligations may adversely affect our business.

Our current levels of debt and the instability in debt markets may affect our ability to secure funding for current operations and future production expansion. Historically, we have primarily relied upon short-term borrowings to fund a portion of our capital expenditures and operations. As of April 30, 2010, our total bank borrowings amounted to $104 million.  We recorded net current liabilities of $191 million and $220 million as of April 30, 2009 and April 30, 2010, respectively, primarily due to a combine effect of operating activity and financing needs.

We may seek additional financing in the form of loans for planned capital expenditures and future expansion plans. The level of our indebtedness and the amount of our interest payments could limit our ability to obtain the necessary financing or obtain favorable terms for the financing to fund future capital expenditures and working capital. A shortage of such funds could restrict our ability to prepare for organic and acquisitive growth, or to react to changing market conditions. Such limitations on our debt financing could reduce our competitiveness and increase our exposure and sensitivity to adverse economic and industry conditions, which could have an adverse effect on our financial condition and results of operations.

Our products may subject us to product liability claims.

We may be subject to product liability claims under the laws of applicable jurisdictions where our products are installed if our products are defective and result in our customers’ or any third parties’ financial loss or personal injury. We do not carry product liability insurance to protect us against these claims. Although we were not subject to any product liability claims during the Period, we cannot assure you that we will not be subject to future product liability claims or that if any such claim is successful, our business and results of operations will not be materially and adversely affected. Further, we may be held liable for any damages or losses incurred in connection with or arising from defects in our products. Even if claims are not brought against us or our customers or if the claims fail, our business relationship with customers may be undermined as a result of any alleged product failure, which in turn may result in the loss of future business.

Our manufacturing processes involve inherent risks and occupational hazards.

Our business operations, particularly our manufacturing activities, involve risks and occupational hazards that are inherent to the manufacturing industry and which cannot be completely eliminated through preventive efforts. During the X-ray inspection of line pipes, our employees may be exposed to hazards caused by inhalation of chemical substances or radiation. We cannot assure you that accidents, which may result in property damage, severe personal injuries or even fatalities, will not occur at our production facilities. The occurrence of any of the foregoing events may have an adverse effect on our business, financial condition and results of operations.

Power shortages or substantial increase in energy costs could have an adverse impact on our operations.

We consume substantial amounts of electricity in our production process. Our production schedules may be affected by power shortages and blackout periods as we do not have backup generators at our production facilities. If the PRC Government imposes restrictions on the use of electricity due to power shortages, thereby disrupting our power supply, or if we are otherwise unable to obtain adequate supplies of electricity to meet our production requirements, our operations may be disrupted and our production and delivery schedules may be adversely affected. During the Period, we did not experience any material disruption to our production due to power shortages. In addition, our ability to pass increased energy costs along to our customers may be limited by pressures from competition and customer resistance. We cannot assure you that we will be able to recover the substantial cost increases of energy by raising the prices of our products.

Risks Related to Our Business

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

Historically, we have spent a significant amount of cash on our operational activities, principally to maintain adequate levels of inventory. We finance our operations primarily through operating profit, short-term bank borrowings from local banks in the PRC.  If we fail to continue to generate sufficient cash flow, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

Our short-term loans are from Chinese banks and are generally secured by our inventories and/or guarantees by third parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis. In the alternative, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.

As we expand our operations, we may need to establish a more diverse supplier network for our materials.  The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our materials from a small number of suppliers.  During fiscal years 2009 and 2010, we purchased approximately 56.4% and 38.1%, respectively, of our raw materials from our top five suppliers.  As we increase the scale of our operations, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms.  However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of high quality raw materials at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Furthermore, despite our efforts to control our supply of hot-rolled steel Coils/Strip and maintain good relationships with our existing suppliers, we could lose one or more of our existing suppliers at any time.  The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability.  Any interruptions to, or decline in, the amount or quality of our raw materials could materially disrupt our production and adversely affect our business, financial condition and financial prospects.

We are subject to various risks and uncertainties that might affect our ability to procure high quality raw materials.

Our performance depends on our ability to procure high quality raw materials on a timely basis from our suppliers.  Our supplies are subject to certain risks, including availability of materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with high quality merchandise on a timely basis.  Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency.  Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in 2000.  Our revenues have declined from approximately $152,511,228 in the year ended April 30, 2009 to approximately $146,835,283 in the year ended April 30, 2010.

We expect our growth to continue to place significant demands on both our management and our resources. This requires us to continuously evolve and improve our operational, financial and internal controls across our organization. In particular, continued expansion increases the challenges we face in:

•	recruiting, training and retaining sufficient skilled sales and management personnel;
•	adhering to our high quality and process execution standards;
•	maintaining high levels of customer satisfaction;
•	creating and managing economies of scale;
•	maintaining and managing costs to correspond with timeliness of revenue recognition; and
•	developing and improving our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls.

Any inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods our results of operation may be below the expectations of public market analysts and investors. Factors that may affect our quarterly results include:

•	vulnerability of our business to a general economic downturn in China;

•	fluctuation and unpredictability of costs related to our raw materials;

•	changes in the laws of the PRC that affect our operations;

•	competition from our competitors;

•	our ability to obtain all necessary government certifications and/or licenses to conduct our business; and

•	development of a public trading market for our securities.

Our success depends in large part upon our senior management and key personnel and our inability to attract or retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management, including Mr. Xudong Liu and Mr. Ning Li. Our future performance will be dependent upon the continued service of members of our senior management.  Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

One shareholder owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Currently, Xudong Liu, beneficially owns approximately 63.6% of our outstanding ordinary shares. As our majority shareholder, Xudong Liu is able to exercise significant influence over all matters that require shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or our assets. This concentration of ownership in our shares by Xudong Liu will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Our business could be materially adversely affected if we cannot protect our intellectual property rights.

We have developed trademarks, patents, know-how, trade names and other intellectual property rights that are of significant value to us. However, the legal regime governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC may differ from those in other jurisdictions. Thus, it may be difficult to enforce our rights relating to our intellectual property. In the event of the occurrence of any unauthorized use of, or other infringement to, our intellectual property, potential sales of our products might be diverted to such unauthorized sellers and could cause potential damage to, or dilute the value of, such rights or our brand.

Our inability to maintain appropriate internal financial reporting controls and procedures could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  As a public company, we have significant requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, for many companies, a report by the independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not in the future identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to comply with Sarbanes-Oxley and meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect the rules and regulations to which public companies are subject, including Sarbanes-Oxley, to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements.

Risks Related to Our Corporate Structure

The PRC government may determine that our corporate structure is not in compliance with applicable PRC laws, rules and regulations.

Our wholly owned subsidiaries, Shangxi Shipaipu and Shanxi Ruixingtng, manage and operate our business through Shanxi Guolian Pipe Industry Group Co., Ltd., or SXGL, and Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, two PRC companies that we control. SXGL is 89% owned by Xudong Liu, our Chairman, and 11% owned by his uncle, Lizi Liu, who is also the Vice President of the Board of Directors of SXGLSXGL. Shanxi Zhonglian is wholly owned by Juan Kong. Shanxi Shipaipu and Shanxi Ruixingtong  operate SXGL and Shanxi Zhonglian business pursuant to contractual arrangements , which arrangements we also refer to throughout this report as the VIE Agreements. Almost all economic benefits and risks arising from these operations have been transferred to Shanxi Shipaipu and Shanxi Ruixingtong under these agreements.

Shanxi Ruixingtong Business Consulting Co., Ltd., or Shanxi Ruixingtong, a wholly owned subsidiary of our subsidiary SOUND WAY ENTERPRISES LIMITED, or SWEL, a company incorporated under the laws of the British Virgin Islands, manages and operates our business through Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, a PRC company owned by Juan Kong. Shanxi Ruixingtong operates Shanxi Zhonglian’s business pursuant to contractual arrangements with Shanxi Zhonglian and Juan Kong, which arrangements we also refer to throughout this report as the VIE Agreements. Almost all economic benefits and risks arising from Shanxi Zhonglian’s operations have been transferred to Shanxi Ruixingtong under these agreements.

Details of the VIE Agreements are set out below in Item 4A – “History and Development of the Company – Contractual Arrangements.”

There are risks involved in the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable.  If the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;

•	discontinuing or restricting the operations of Shanxi Shipaipu, Shanxi Ruixingtong, SXGL or Shanxi Zhonglian SXGL;

•	imposing conditions or requirements in respect of the VIE Agreements with which SXGL or Shanxi Ruixingtong may not be able to comply;

•	requiring our company to restructure the relevant ownership structure or operations;

•	taking other regulatory or enforcement actions that could adversely affect our company’s business; and

•	revoking the business licenses and/or the licenses or certificates of SXGL, Shanxi Ruixingtong,or SXGL or Shanxi ZhonglianSXGL, and voiding the VIE Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of SXGL and Shanxi Zhonglian, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate SXGL and Shanxi Zhonglian under the VIE Agreements may not be as effective as direct ownership.

We conduct our  businesses in the PRC, and generate all of our revenues, through the VIE Agreements. Our plans for future growth are based on growing the operations of SXGL and Shanxi Zhonglian. However, the VIE Agreements may not be as effective in providing us with control over SXGL and Shanxi Zhonglian as direct ownership. Under the current VIE arrangements, as a legal matter, if SXGL or Shanxi Zhonglian fails to perform its obligations under these contractual arrangements, we may have to (a) incur substantial costs and resources to enforce such arrangements and (b) seek legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we fail to effectively control SXGL or Shanxi Zhonglian, such failure would have an adverse effect on our ability to achieve our business objectives and grow our revenues.

The shareholders of SXGL or Shanxi Zhonglian may breach, or cause SXGL or Shanxi Zhonglian to breach, the VIE Agreements.

Mr. Xudong Liu, the primary shareholder of SXGL and Ms. Juan Kong, the shareholder of Shanxi Zhonglian, may breach, or cause SXGL or Shanxi Zhonglian to breach, the VIE Agreements because their respective equity interests in SXGL and Shanxi Zhonglian are greater than their equity interests in our company.  As a result, any of these individuals may breach a contract with us if he believes that such breach will lead to greater economic benefit for him.  If any of these individuals was to breach, or cause SXGL or Shanxi Zhonglian to breach, the VIE Agreements for this reason or any other reason, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance, injunctive relief or claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through payments that we receive from SXGL and Shanxi Zhonglian pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability.

Risks Related to Doing Business in China

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have a negative effect are:

•	level of government involvement in the economy;

•	control of foreign exchange;

•	methods of allocating resources;

•	balance of payments position;

•	international trade restrictions; and

•	international conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in a number of ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of OECD member countries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.  Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as (0.8)%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

You may have difficulty enforcing judgments against us.

Our assets are located, and our operations are conducted, in the PRC. In addition, all of our directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts because China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by, or registered with, the PRC State Administration of Foreign Exchange, or SAFE. Further, capital contribution by an offshore shareholder to its PRC subsidiaries may require approval by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we will be able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may be used only for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. All of our revenues are denominated in Renminbi. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the Chinese government announced its intention to allow the Renminbi to fluctuate within the June 2005 parameters.  There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules that may have a retroactive effect. We may not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a New Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities.

Although all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempt income, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

Restrictions under PRC law on our PRC subsidiaries’ ability to pay dividends and make other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

PRC regulations restrict the ability of PRC subsidiaries to pay dividends and make other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can be used only for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval.

Shanxi Shipaipu and Shanxi Ruixingtong, our wholly owned subsidiaries, are wholly foreign owned enterprises, commonly known as WFOEs. A WFOE can conduct business only within the approved business scope that appears on the company’s business license. Our PRC subsidiaries’ business licenses permit them to conduct our existing and projected business.  Any amendment to the scope of our business requires further application and government approval. In order to expand beyond the scope of these licenses, our PRC subsidiaries will be required to enter into a negotiation with the authorities for the approval to expand the scope of their business. In addition, for the production of spiral welded pipes, an additional valid qualification certificate or a license for operation must be obtained for the national Bureau of Safety Supervision of Special Equipment of General Administraionof Quality Supervision, Inspection and Quarantine before operation. We cannot assure you that our PRC subsidiaries will be able to obtain the necessary government approval for any change or expansion of their business.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency, determines that CSRC approval is required in connection with our business combination or our contractual arrangements with SXGL or Shanxi Zhonglian and their shareholders, we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the M&A Regulation, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. It is not clear how the provisions in the regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the regulation and the practice experience of our Chinese legal counsel, Dacheng Law Offices, that CSRC approval is not required for the business combination between the Shell Company and RISE KING or our contractual arrangements with SXGL and Shanxi Zhonglian and their shareholders. There remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for the business combination or our contractual arrangements with SXGL and Shanxi Zhonglian and their shareholders, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from making prohibited payments to foreign officials for the purpose of obtaining or retaining business.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China.  If any of our non-U.S. listed competitors that are not subject to the Foreign Corrupt Practices Act engage in these practices, they may receive preferential treatment and secure business from government officials in a way that is unavailable to us.  Furthermore, although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in illegal conduct for which we might be held responsible under U.S. law.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue our business operations.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our ordinary shares and our share price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Risks Related to Our Ordinary Shares.

We may not be able to pay any dividends on our ordinary shares.

Under British Virgin Islands law, we may pay dividends if we are able to satisfy the solvency test laid out in the BVI Business Companies Act, 2004, or the BVI Act, which provides that directors must declare that immediately following the payment of a dividend or distribution the Company would be solvent on both a cash flow and balance sheet basis.  Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate.  We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future.

There is no public market for our ordinary shares, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

There is no public market for our ordinary shares. If an active trading market for our ordinary shares does not develop, the market price and liquidity of our ordinary shares will be materially and adversely affected and you may not be able to resell our ordinary shares at or above the price you paid, or at all. An active trading market for our ordinary shares may not develop in a timely manner or at all.

If equity research analysts do not publish research reports about our company or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ordinary shares could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

ITEM 4.	INFORMATION ON THE COMPANY

4A.  History and Development of the Company

We are a British Virgin Islands limited liability company organized on January 5, 2010 under the BVI Act under the name RICH MOUNTAIN ENTERPRISES LIMITED, or RICH MOUNTAIN, as a blank check company for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business. On July 20th, 2011, it was resolved by the directors that the name of the Company be changed to Sino Oil & Gas Pipe Holdings Limited.

Business Combination

On July 30, 2011, the Shell Company and its sole shareholder entered into a share exchange agreement with RISE KING, a British Virgin Islands limited liability company organized on February 10, 2009 under the BVI Act, and the shareholders of RISE KING. Pursuant to the share exchange agreement, the Shell Company acquired from the shareholders of RISE KING all of the issued and outstanding shares of RISE KING, in exchange for an aggregate of 7,000,000 newly issued ordinary shares issued by the Shell Company to the shareholders of RISE KING (equal to an exchange of 140 shares of the Shell Company for each share of Rise King).  In addition, the sole shareholder of the Shell Company sold all of the 5,000,000 ordinary shares of the Shell Company that were issued and outstanding prior to the business combination, to the shareholders of RISE KING for cash, at an aggregate price of $200,000.  As a result, the individuals and entities that owned shares of RISE KING prior to the business combination acquired 100% of the equity of the Shell Company, and the Shell Company acquired 100% of the equity of RISE KING.  RISE KING is now a wholly owned subsidiary of The Shell Company.  In conjunction with the business combination, the Shell Company filed an amended charter, pursuant to which the Shell Company changed its name to Sino Oil & Gas Pipe Holdings Limited., changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000 on July 20th 2011.  Upon the consummation of the business combination, we ceased to be a shell company.

Our Shareholders

●
Xudong Liu, our Chairman, owns 100% of the equity of DAWNING HOLDINGS LIMITED, a British Virgin Island company which owned 63.6% of the equity of RISE KING prior to the business combination, and has owned 63.6 % of our shares since the business combination.

●
Lizi Liu, the  owner of 11% of SXGL, one of our VIE entities,  owns 100% of the equity of WELLYI HOLDING LIMITED, a British Virgin Islands company which owned 7.5% of the shares of RISE KING prior to the business combination and has owned 7.5 % of our shares since the business combination.

●
Ning Li, the General Manager of SXGL, owns 100% of the equity of HAOTAI HOLDING LIMITED, a British Virgin Islands company which owned 5.5% of the shares of RISE KING prior to the business combination and has owned 5.5 % of our shares since the business combination.

●
Junze Zhao, the Vice General Manager of SXGL, owns 100% of the equity of RUIZE HOLDING LIMITED, a British Virgin Islands company which owned 4% of the shares of RISE KING prior to the business combination and has owned 4% of our equity since the business combination.

●
Hongteng Yang, the Vice General Manager of SXGL, owns 100% of the equity of PO CHEUNG HOLDING LIMITED, a British Virgin Islands company, which owned 2.4% of the equity of RISE KING prior to the business combination and has owned 2.4% of our equity since the business combination.

●	The holders of the remaining 17 % of our shares are individuals or entities that are residents of the PRC and are unaffiliated with us.

Our Subsidiaries

Offshore Holding Company Subsidiaries

RISE KING, our wholly owned subsidiary, was incorporated on February 10, 2009 under the laws of the British Virgin Islands.  We acquired all of the capital stock of RISE KING pursuant to the business combination on July 30, 2011.

On April 30, 2009, RISE KING acquired all of the outstanding equity of SOUND WAY ENTERPRISES LIMITED, or SOUND WAY, a limited liability company formed on January 2, 2009 under the laws of the British Virgin Islands.

On May 5, 2011, RISE KING acquired:

•	all of the outstanding equity of BRAVE KING ENTERPRISES LIMITED, or BRAVE KING, a limited liability company formed on March 19, 2010 under the laws of Hong Kong; and

On May 5, 2011, SOUND WAY acquired:

•	all of the outstanding equity of MAJOR AIM ENTERPRISES LIMITED, or MAJOR AIM, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

On April 1, 2011, BRAVE KING established a wholly owned subsidiary, Shanxi Shipaipu Business Consulting Co., Ltd., or Shanxi Shipaipu, a wholly foreign owned enterprise formed under the laws of the PRC.

On April 1, 2011, MAJOR AIM established a wholly owned subsidiary, Shanxi Ruixingtong Business Consulting Co., Ltd., or Shanxi Ruixingtong, a wholly foreign owned enterprise formed under the laws of the PRC.

As of July 30th, 2011, a share exchange agreement by and among the Shell Company, the shareholder of the Shell Company, RISE KING, and the shareholders of RISE KING was concluded to the extent that (i) each of the RISE KING Shareholders shall sell, transfer, convey, assign and deliver to the Shell Company each share of its RISE KING Stock in exchange for 140 newly issued ordinary shares of Shell Company Stock and (ii) the Shell Company Shareholder shall sell, transfer, convey, assign and deliver to the RISE KING Shareholders all of the capital stock of the Shell Company issued and outstanding in exchange for an aggregate of $200,000 in cash.

RISE KING, SOUNDWAY, BRAVE KING, MAJOR AIM, Shanxi Shipaipu and Shanxi Ruixingtong are holding companies. As a result of these transactions, each of RISE KING, SOUND WAY, BRAVE KING, MAJOR AIM, Shanxi Shipaipu and Shanxi Ruixingtong are wholly owned subsidiary of ours and we manage and operate the business of the two variable interest entities SXGL and Shanxi Zhonglian through the VIE Agreements.

PRC Operating Companies

Shanxi Guolian Pipe Industry Group Co., Ltd., or SXGL is a PRC company formed on May 12, 2003, formerly known as Shanxi Yuci Guolian Steel Pipe Co., Ltd. ,or Yuci Guolian . Xudong Liu, our chairman and majority shareholder owns 89% and Lizi Liu, the Vice President of Board of Directors owns 11% of SXGL.

Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, is a PRC company formed on November 12, 2004, .   Juan Kong own 100% of Shanxi Zhonglian.

Shanxi Guolian’s operating subsidiaries as of the date hereof are as follows:

Name	Date Of Formation/ Incorporation	Percentage of Ownership by Shanxi Guolian	Principal Activities

Shanxi Guolian Spiral Tubulation Co., Ltd.	March 15, 2000.	97.7% owned by Shanxi Guolian	Design, development, manufacture, and commercialization of SSAW pipes.

Xi’an Guolian Spiral Tubulation Co., Ltd.	February 22, 2002.	99% owned by Shanxi Guolian	Manufacture and sales of SSAW pipes.

Shanxi Guolian Pipe Technology Co., Ltd.	June 14, 2007	100% owned by Shanxi Guolian	Technology research, development and test of pipes

History of Our Company

Our business is operated by Shanxi Guolian Pipe Industry Group Co., Ltd, or SXGL, the successor of Shanxi Yuci Guolian Steel Pipe Co., Ltd. (or “Yuci Guolian”)., a P.R.C. company located at Shanxi Yuci Industrial Park was established on May 12, 2003 with a registered capital of RMB 30 million. Yuci Guolian was principally engaged in the manufacture and sales of SSAW pipes and ERW pipes.

In order to achieve scale operation and integrated management, Yuci Guolian reorganized as a group in July 2007, holding three subsidiaries, Shanxi Guolian Spiral Tubulation Co., Ltd. (“Taiyuan Guolian”), Xi’an Guolian Spiral Tubulation Co., Ltd. (“Xi’an Guolian”) and Shanxi Guolian Pipe Technology Co., Ltd. (“GLPT”). Yuci Guolian increased its registered capital from RMB 30 million to RMB 100 million, and was renamed Shanxi Guolian Pipe Industry Group Co., Ltd. in September 2007.

In March 2000, four shareholders contributed RMB 10 million to establish the Group’s earliest subsidiary, Shanxi Guolian Spiral Tubulation Co., Ltd.

Taiyuan Guolian became one of top 50 companies in Taiyuan in 2004 and top 100 companies in 2006. From 2005 to 2008, it was rated as a large taxpayer for four years consecutively.

From its establishment up to now, Taiyuan Guolian has undertaken urban pipeline network innovation projects in and outside the province, Taiyuan heating power company’s project, Changsha natural gas project and other projects.

In February 2002, six shareholders contributed RMB 5 million to establish Xi’an Guolian Spiral Tubulation Co., Ltd. which is mainly engaged in production and sales of SSAW. Products of Xi’an Guolian are widely used in urban pipeline network innovation projects.

On 14 June 2007, Yuci Guolian invested RMB 3 million to establish Shanxi Guolian Pipe Technology Co., Ltd. which is engaged in technical research, development, test and experiment of pipe-making equipment.

After three years’ development,Taiyuan Guolian could not accommodate growing market demand with our production scale. On 12 May 2003, 12 shareholders jointly invested RMB 30 million Yuan to establish a production base in Yuci Industrial Park, named as Yuci Guolian.

In 2003, Yuci Guolian undertook Taiyuan heating power project, Xinjiang Changji heating power project and Changsha natural gas project which was a key natural gas transmission project of the state.

In January 2005, it obtained GB/T9711.1-1997 and GB/T9711.2-1999 Licenses and Manufacture License of Special Equipment (pressure pipelines) for its main products, SSAW and ERW and in February 2005, it obtained the Cerfiticate of Authority from the American Petroleum Institute (“API”)(API 5L and API 5CT Cerficiates)  to use the official API monogram on its SSAW pipes whose quality system that met the API-5L international standards., and in November 2005, it obtained the Import and Export Registration Certificate. In April 2006, it expanded its scope of business to cover export.

In July 2007, Shanxi Guolian Pipe Industry Group Co., Ltd. was established, with “Yuci Guolian” being the parent company and “Taiyuan Guolian”, “Xi’an Guolian” and “GLPT” being subsidiaries. “Yuci Guolian” was renamed “Shanxi Guolian Pipe Industry Group Co., Ltd.,” and its registered capital increased from RMB 30 million to RMB 100 million. Its scope of business was extended to cover manufacturing and sales of oil casing pipes. In September 2007, Yuci Guolian changed its name to Shanxi Guolian Pipe Industry Group Co., Ltd.

In October 2007, the Group obtained the honorary title of 2007 Advanced Private Enterprise in Technological Management, the Certificate of Enterprise of Observing Contract and Valuing Credit, the Certificate of Famous Chinese Enterprises in November, and the Certificate of Access to EnergyAhead in December.

In May 2010, it expanded the scope of business to cover the manufacturing of pressure pipelines.

In March 2010, it obtained “GL” trademark registration certificate; It obtained Class I Enterprise Certificate for Enterprises Exporting Industrial Products in May, and environmental management system authentication certificate, occupational health and safety management system authentication certificate and China Petroleum Health, Safety and Environment Management System Certificate in June.

Contractual Arrangements

Due to restrictions under PRC law on foreign investment, we currently conduct all of our operations in China through SXGL and Shanxi Zhonglian, our consolidated entities. SXGL and Shanxi Zhonglian have obtained all necessary licenses and permits from the PRC government to engage in the steel pipe business.

SXGL

Mr. Xudong Liu owns 89% of SXGL and Mr. Liu Lizi, owns the remaining 11%. SXGL, Mr. Xudong Liu, Mr. Liu Lizi and Shanxi Shipaipu entered into a series of contractual arrangements on April 3, 2011 through which we:

•      exercise effective control over SXGL through, among other things, (i) exercising the shareholder rights of SXGL pursuant to the power of attorney executed by such shareholders, (ii) directing its corporate governance and management by designating its key management members including its directors, supervisors, general manager and other senior management members, and (iii) exclusively providing services necessary for SXGL’s business operation;

•      receive substantially all of the economic benefits from SXGL for the services provided by us, including without limitation, technology consulting services, marketing consulting services and general management services; and

•      have an exclusive option to purchase all of the equity interests in SXGL when and to the extent permitted under PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of SXGL, and treat it as our variable interest entity under generally accepted accounting principles in the United States. We have consolidated the financial results of SXGL into our consolidated financial statements in accordance with U.S. GAAP.

The following descriptions summarize the contractual arrangements entered into between our wholly owned subsidiary, Shanxi Shipaipu, and SXGL:

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive business cooperation agreement entered into on April 3, 2011 between Shanxi Shipaipu and SXGL, Shanxi Shipaipu provides technical and consulting services related to the business operations of SXGL. As consideration for such services, SXGL has agreed to pay to Shanxi Shipaipu a service fee equal to 100% of the after-tax profits of SXGL.  The term of this agreement is 30 years from the date thereof. SXGL may terminate the agreement upon Shanxi Shipaipu’s gross negligence or commission of a fraudulent act against SXGL.  Shanxi Shipaipu may terminate the agreement at any time upon giving 30 days’ prior written notice to SXGL.

The service fee to be paid by SXGL to Shanxi Shipaipu has not yet been determined because the parties have agreed that the service fee is to be calculated based on the annual income of SXGL, which can only be determined after the completion of the annual audit of SXGL.    Because all of the shareholders of SXGL have provided a power of attorney (as described below) pursuant to which they have granted Shanxi Shipaipu the power to act as their exclusive agent with respect to all matters related to their ownership of the equity in SXGL, we, as the sole owner of Shanxi Shipaipu, may determine the profits to be paid by SXGL to Shanxi Shipaipu as a service fee.  SXGL must comply with applicable PRC laws, which require a company organized in the PRC to set aside at least 10% of its after-tax net profits based on PRC accounting standards each year to its statutory reserves until the accumulative amount of such reserves reaches 50% of its registered capital.

Exclusive Option Agreement.    Shanxi Shipaipu entered into an exclusive option agreement on April 3, 2011 with each of the shareholders of SXGL,  Xudong Liu and Lizi Liu, as well as SXGL itself, pursuant to which Shanxi Shipaipu has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in SXGL owned by Xudong Liu and Lizi Liu.  In addition, Shanxi Shipaipu has an exclusive option to purchase, or to designate another qualified person to purchase, the assets of SXGL.  To the extent permitted by the PRC laws, the purchase price for the entire equity interest shall equal the actual price designated by Shanxi Shipaipu to the extent permitted by relevant laws and regulations. The exclusive option agreement has a 30 year term.

Power of Attorney.   Xudong Liu and Lizi Liu each signed a power of attorney dated April 3, 2011 providing Shanxi Shipaipu the power to act as his exclusive agent with respect to all matters related to his ownership of SXGL, including the right to attend shareholders’ meetings of SXGL and the right to exercise voting rights to which he is entitled under PRC law.

Share Pledge Agreement.    Pursuant to separate share pledge agreements dated April 3, 2011, each of  Xudong Liu and Lizi Liu pledged his equity interest in SXGL to Shanxi Shipaipu to secure SXGL’s’ obligations under the exclusive business cooperation agreement as described above. In addition, the shareholders of SXGL agreed not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in SXGL that would affect Shanxi Shipaipu’s interests. The share pledge agreement will expire when SXGL fully performs its obligations under the exclusive business cooperation agreement described above.  The share pledges have been registered with the local Administration of Industry and Commerce branch in the PRC.

Shanxi Zhonglian

Juan Kong owns 100% of Shanxi Zhonglian. Shanxi Ruixingtong, Ms. Juan Kong and Shanxi Zhonglian entered into a series of contractual arrangements on April 3, 2011 through which we:

•      exercise effective control over Shanxi Zhonglian through, among other things, (i) exercising the shareholder rights of Shanxi Zhonglian pursuant to the power of attorney executed by such shareholders, (ii) directing its corporate governance and management by designating its key management members including its directors, supervisors, general manager and other senior management members, and (iii) exclusively providing services necessary for Shanxi Zhonglian’s business operation;

•      receive substantially all of the economic benefits from Shanxi Zhonglian for the services provided by us, including without limitation, technology consulting services, marketing consulting services and general management services; and

•      have an exclusive option to purchase all of the equity interests in Shanxi Zhonglian when and to the extent permitted under PRC law.

As a result of these contractual arrangements, we are the primary beneficiary of Shanxi Zhonglian, and treat it as our variable interest entity under generally accepted accounting principles in the United States. We have consolidated the financial results of Shanxi Zhonglian into our consolidated financial statements in accordance with U.S. GAAP.

The following descriptions summarize the contractual arrangements entered into between our wholly owned subsidiary, Shanxi Ruixingtong, and Shanxi Zhonglian:

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive business cooperation agreement entered into on April 3, 2011 between Shanxi Ruixingtong and Shanxi Zhonglian, Shanxi Ruixingtong provides technical and consulting services related to the business operations of Shanxi Zhonglian. As consideration for such services, Shanxi Zhonglian has agreed to pay to Shanxi Ruixingtong a service fee equal to 100% of the after-tax profits of Shanxi Zhonglian.  The term of this agreement is 30 years from the date thereof. Shanxi Zhonglian may terminate the agreement upon Shanxi Ruixingtong’s gross negligence or commission of a fraudulent act against Shanxi Zhonglian.  Shanxi Ruixingtong may terminate the agreement at any time upon giving 30 days’ prior written notice to Shanxi Zhonglian.

The service fee to be paid by Shanxi Zhonglian to Shanxi Ruixingtong has not yet been determined because the parties have agreed that the service fee is to be calculated based on the annual income of Shanxi Zhonglian, which can only be determined after the completion of the annual audit of Shanxi Zhonglian.  Because the shareholder of Shanxi Zhonglian has provided a power of attorney (as described below) pursuant to which he has granted Shanxi Ruixingtong the power to act as his exclusive agent with respect to all matters related to their ownership of the equity in Shanxi Zhonglian, we, as the sole owner of Shanxi Ruixingtong, may determine the profits to be paid by Shanxi Zhonglian to Shanxi Ruixingtong as a service fee.  Shanxi Zhonglian must comply with applicable PRC laws, which require a company organized in the PRC to set aside at least 10% of its after-tax net profits based on PRC accounting standards each year to its statutory reserves until the accumulative amount of such reserves reaches 50% of its registered capital.

Exclusive Option Agreement.    Shanxi Ruixingtong entered into an exclusive option agreement on April 3, 2011 with the shareholders of Shanxi Zhonglian, Juan Kong, as well as Shanxi Zhonglian itself, pursuant to which Shanxi Ruixingtong has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in Shanxi Zhonglian owned by Juan Kong.  In addition, Shanxi Ruixingtong has an exclusive option to purchase, or to designate another qualified person to purchase, the assets of Shanxi Zhonglian.  To the extent permitted by the PRC laws, the purchase price for the entire equity interest shall equal the actual price designated by Shanxi Ruixingtong to the extent permitted by relevant laws and regulations. The exclusive option agreement has a 30 year term.

Power of Attorney.   Juan Kong signed a power of attorney dated April 3, 2011 providing Shanxi Ruixingtong the power to act as his exclusive agent with respect to all matters related to his ownership of Shanxi Zhonglian, including the right to attend shareholders’ meetings of Shanxi Zhonglian and the right to exercise voting rights to which he is entitled under PRC law.

Share Pledge Agreement.    Pursuant to separate share pledge agreements dated April 3, 2011, Juan Kong pledged his equity interest in Shanxi Zhonglian to Shanxi Ruixingtong to secure Shanxi Zhonglian’ obligations under the exclusive business cooperation agreement as described above. In addition, the shareholder of Shanxi Zhonglian agreed not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in Shanxi Zhonglian that would affect Shanxi Ruixingtong’s interests. The share pledge agreement will expire when Shanxi Zhonglian fully performs its obligations under the exclusive business cooperation agreement described above.  The share pledges have been registered with the local Administration of Industry and Commerce branch in the PRC.

However, as discussed under the heading “Risk Factors—Risks Related to Our Corporate Structure” above, there are numerous risks related to these contractual arrangements.  For example, there are uncertainties regarding the interpretation and application of the relevant PRC laws, rules and regulations. If a PRC government authority determines that our corporate structure, the contractual arrangements underlying our corporate structure or the reorganization we undertook to establish our current corporate structure violate any applicable PRC laws, rules or regulations, the contractual arrangements may become invalid or unenforceable, and we could be subject to strict penalties and be required to obtain additional governmental approvals from the PRC regulatory authorities. In addition, the contractual arrangements may not be as effective in providing operational control or enabling us to derive economic benefits as ownership of controlling equity interests.

As a result of consolidating the financial results of SXGL and Shanxi Zhonglian, 100% of our revenue during the two years ended April 30, 2010 and the nine months ended January 31, 2011 was derived from SXGL and Shanxi Zhonglian.

Organizational Structure Chart

The following chart reflects our organizational structure as of the date hereof:

Capital Expenditures

 Our capital expenditures consist primarily of expenditures on construction in progress and on  property, plant and equipment. Capital expenditures on construction in progress, which includes construction of a new production line and a new plant, for the years ended April 30, 2010 and 2009, were $1.2 million and $5.1 million respectively. Capital expenditures on property, plant and equipment which includes the expenditure on the new machinery and equipment to expand our production capacity and upgrade our manufacturing facility, for the years ended April 30, 2010 and 2009, were $4.713221 million and $ 1,737,126 million..

During the years ended April 30, 2010 and 2009, $6,210,995 and $1,306,300 were transferred from construction in progress to plant and equipment, respectively.

If available liquidity is not sufficient to meet our expansion plans, our plans include considering pursuing financing arrangements. However, there is no assurance that, if required, we will be able to raise additional capital. In the alternative, in the event that we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.

Registered office

The address of our registered office in the British Virgin Islands is: Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (284) 494-4840.

4B. Description of Business

Business of the Group

OVERVIEW

We are a mid-tier petroleum and natural gas line pipe manufacturer in China. We focus on the design, manufacture and servicing of spiral submerged arc welded pipes, or SSAW pipes, that are used to transport crude oil, refined petroleum products and natural gas, among others. and high frequency straight seam electric resistance welded pipes, or ERW pipes. We led the PRC industry in terms of production capacity and the number of production lines for SSAW pipes as of April 30, 2010. With 11 production lines including ten SSAW production lines and one ERW production line that have a collective annual production capacity of 500,000 tonnes, we increased our market share of P.R.C. transmission welded steel pipe and were ranked the seventh among the approved SSAW pipe manufactuers in terms of SSAW sales according to INDUSTRY ANALYSIS AND FORECAST REPORT ON P.R.C. TRANSMISSION WELDED STEEL PIPE. As one of the few approved SSAW pipe suppliers to China’s major petroleum and natural gas companies and a major ERW pipe supplier, we are well positioned to benefit from our rapidly growing industry and the planned pipeline projects of our major customers.

We have long-standing customer relationships with some of China’s largest petroleum and natural gas companies, which we have established as a result of our solid track record. The natural gas industry in the PRC has entered into a high-speed development period. However, natural gas is unique as compared with other kinds of energy because it exists in the form of gas state. Therefore, its transmission means depends on pipelines (especially for long distance land and sea transmission). The natural gas industry development of a country largely depends on the construction situation of pipeline network in the nation. Our extensive supply of SSAW pipes to natural gas pipeline network projects, in particular milestone projects such as the First and Second West-East Gas Pipelines and PRC Provincial and Municipal Natural Gas Pipeline Network have helped raise industry perception of the quality of SSAW pipes. Shanxi Province, for example, is passed through by three national natural gas pipelines: the First West-East Gas Pipeline, the Shaanxi-Beijing Pipeline and the Second Shaanxi-Beijing pipeline. These invaluable gas pipelines usher in and guarantee adequate natural gas resources for the whole province. Our SSAW pipes were installed in various projects for the construction of Shanxi Provincial Natural Gas Pipeline Network and were recognized as a superior supplier of SSAW pipes. Our products contributed to a significant part of the construction of Shanxi Provincial Natural Gas Pipeline Network. In just 6 years, more than 3000 km pipeline network was finished and our products stand for 76% of the market share. Our superior performance in the construction of Shanxi Provincial Natural Gas Pipeline Network and the accumulation of our experience in providing high-quality products with low cost that meets the requirement for provincial pipeline network construction strengthened our reputation of being a reliable steel pipe supplier with the ability to produce high-performance products adapted to various customers’ requirements, such as X80 SSAW pipes, with low cost and time efficiency and positioned us favorably to secure future contracts. We were further invited to supply SSAW pipes to the projects such as Henan Provincial Natural Gas Pipeline Network and Regional Natural Gas Pipeline Network for Inner Mongolia Autonomous Region. Our company distinguished itself as the winner of the project bidding for the Changqing Gas Field-Wuhai-Linhe Gas Transmission Pipeline Project. Our SSAW pipes under the contract were 185km, over 61% out of the 300 km SSAW pipes needed for the whole project. All of the products under the contract were recognized as meeting prevailing global industry standards. By pioneering the development of high performance products, such as X80 SSAW pipes, and promoting the industry's widespread adoption of these products, we continuously build upon our track record of industry leadership.

We believe that we are one of the few suppliers in China with SSAW pipes that meet the high pressure and large diameter requirements for the transportation of crude oil, refined petroleum products and natural gas over long distances. We differentiate ourselves from our major competitors by offering comprehensive quality services encompassing pre-sale, oiling processing, transportation and maintenance services for our steel pipes. We can offer specific requirements on tolerances, execution, length, mechanical as well as corrosion properties on request.We believe that our customer-oriented service model and ongoing support services provide us with a platform to establish long-standing customer relationships and generate recurring business

In addition to our SSAW pipes, we produce high frequency straight seam electric resistance welded pipe , or ERW pipes, which are widely used in engineering purposes, fencing, scaffoldings, line piping and many more and which are known for their toughness, performance and corrosion resistance.

Our production facilities are strategically located in Yuci,Jinzhong City,  Taiyuan City of Shanxi Province and Xi’an in Shaanxi Province, in proximity to major highways, railway lines and national gas pipelines for low-cost and timely delivery of our products across Chian as well as to major shipping ports for convenient exportation. The location of each of our manufacturing facilities also ensures the stable supply of energy and raw materials and ready access to the skilled labor required for our operations.

During the period, we experienced significant revenue and profit growth. For the year ended April 30, 2009 and the year ended April 30, 2010, SXGL generated revenue of $152.51 million and  $146.83 million, respectively. SXGL’s net profit for the year ended April 30, 2009 and the year ended April 30, 2010 was $4.97 million and $6.57 million, respectively.

Our Growth Strategy

Broadening our geographical coverage domestically and internationally.

While we have already established a strong position in the PRC pipeline industry by supplying to China's large-scale national and transnational pipeline projects, we plan to broaden our coverage by entering the sizeable regional markets in China. Regional pipeline infrastructure represents approximately half of the total length of pipelines in China. Strong petroleum and natural gas demand as well as urbanization in China is expected to result in the increased construction of regional pipeline networks, which are critical for the economical distribution of refined petroleum products. These construction activities are expected to create significant demand for SSAW pipes and ERW pipes, which are commonly used in regional and municipal distribution networks. We plan to leverage our competitive strengths, capital resources and manufacturing knowledge to penetrate regional markets in China and secure additional revenue sources for our business.

In 2009, a significant portion of our revenue was generated by sales to foreign countries, including the United States, Spain, Italy, a number of Latin American countries as well as countries in Southeast Asia.  However, the United States and the European Union subsequently passed anti-dumping laws, thereby forcing us to cease exports to customers in those regions.  In addition, due to fierce competition and considering the strong demand in the domestic market, we reduced the production and sales to other Asian countries since August 2009 and we generated virtually no revenue in fiscal year 2010 in Asia (excluding China), as compared to approximately $19.8 million, or 13% of total revenue, in fiscal year 2009.  As a result, in 2010, we exported our products to other emerging markets, such as Africa, where we generated approximately $16.4 million, or 11.2% of total revenue, in fiscal year 2010.  However, competition in those regions has subsequently increased significantly, and as a result our revenue to export markets decreased to $8.7 million, or 6% of overall revenue, during the nine months ended January 31, 2011, as compared to $16.9 million, or 14.2% of overall revenue, during the nine months ended January 31, 2010.  Consequently, our current strategy is to focus almost exclusively on the PRC market. To the extent that conditions in other regions cease over time, we would attempt to export to those markets.

Pursuing strategic relationships and acquisition opportunities

We intend to evaluate and pursue acquisition opportunities and strategic partner relationships which could enhance our product offerings, customer base or geographic reach, or which could allow us to achieve economies of scale and operating efficiencies.  We currently have no plans, agreements or commitments with respect to any material acquisitions or strategic relationships. However, one area in which we may seek an acquisition target in the future is anti-corrosion treatment, which our customers have been increasingly demanding. Currently, we cooperate with a PRC company that provides such treatment for our products.

Competitive Advantages

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

A Leading Petroleum and Natural Gas Pipe Manufacturer in China

Based on our extensive experience in the industry, we believe that SXGL is one of the leading enterprises in the PRC in the design, engineering, manufacture and sale of petroleum and natural gas line pipes.  We manufacture and sell an array of petroleum and natural gas pipes which are used in high pressure petroleum and natural gas pipelines in the PRC and internationally.  Our facilities are located in Yuci Industrial Park, which is in Jinzhong City of Shanxi Province, Taiyuan City of Shanxi Province and Xi’an City of Shannxi Province.  According to the Industry Analysis and Forecast Report on P.R.C. Transmission Welded Steel Pipe, in 2010, our products were ranked 7th in sales in the PRC for SSAW pipes and ranked 10th in sales in the PRC for ERW pipes.  In addition, until the U.S. and European Union imposed anti-dumping rules within the past several years, we were a large exporter of these pipes to numerous industrial countries. As one of the few approved SSAW pipe suppliers to China’s major petroleum and natural gas companies and a major ERW pipe supplier, we are well positioned to benefit from our rapidly growing industry and the planned pipeline projects of our major customers.

Established Track Record of Providing Reliable and Industry Leading Products

We have a solid track record of supplying SSAW pipes for major petroleum and natural gas pipeline projects in China as well as overseas and transnational pipeline projects undertaken by numerous major companies in the petroleum and natural gas industry in the PRC and internationally. Our production facilities and manufacturing processes that meet stringent customer requirements ensure our continued status as an approved oil and gas line pipe supplier to these large enterprises, and we have maintained such status since these customers began constructing petroleum and natural gas pipelines. As a result of increasingly stringent customer requirements, a strong track record of supplying reliable products is required to secure orders for major pipeline projects in China.

Our extensive supply of SSAW pipes to natural gas pipeline network projects, and in particular milestone projects such as the First and Second West-East Gas Pipelines and the PRC Provincial and Municipal Natural Gas Pipeline Network, have enhanced the reputation of the quality of SSAW pipes in the PRC. In addition, our SSAW pipes were installed in various projects for the construction of the Shanxi Provincial Natural Gas Pipeline Network and as a result we were recognized as a superior supplier of SSAW pipes. In just six years, this 3,000-plus km pipeline network was finished, and our products represent 76% of the market share for this project.  In addition, we were invited to supply SSAW pipes to the Henan Provincial Natural Gas Pipeline Network project and the Regional Natural Gas Pipeline Network project in Inner Mongolia, among other high profile projects, because of our solid track record.  Our company distinguished itself as the winner of the project bidding for the Changqing Gas Field-Wuhai-Linhe Gas Transmission Pipeline Project. Our SSAW pipes constituted more than 60% of the 300 km SSAW pipes needed for the whole project.  By pioneering the development of high performance products, such as X80 SSAW pipes, and promoting the industry's widespread adoption of these products, we continuously build upon our track record of industry leadership.

The following list is a sample of some of the recent projects in which our SSAW pipes were used in both the domestic and the international markets:

Shanxi Provincial Natural Gas Major Pipe
Network Project
Shanxi Duanshi-Jincheng-Boai Coal-bed
Gas Transportation Pipeline Project
Inner Mongolia Su-Dong-Zhun Natural gas
Transportation Pipeline Project
Ningxia Second Civil Natural Gas
Transportation Pipeline Project
Changqing Gas Field-Wuhai-Linhe Gas
Transportation Pipeline Project
Taiyuan Gas Pipeline Project
Taiyuan Heating Power Pipe Network
Project
Singapore Natural Gas Transportation
Pipeline Project
Algeria Natural Gas Transportation Pipeline Project

In addition, we are currently supplying to or have secured contracts to supply SSAW pipes to the following major petroleum and natural gas pipeline projects:

Hongdong-Anze-Changzi Gas Transportation
Pipeline Project
Boai-Zhongzhou Aluminium Special Gas
Transportation Pipeline Project
Changqing Gas Field-Hohhot Double-Track
Natural Gas Transportation Pipeline Project
Xuedian-Xinmi-Dengfeng Branch Pipeline of
Second West-East Gas Pipeline
Algeria Oil & Natural Gas Transportation
Pipeline Project

Our Location in the PRC Provides Strategic Advantages
4
Our strategically located production facilities contribute to our operational efficiency and competitiveness. We believe that our facility, which is located in central Shanxi Province, is the only steel pipe manufacturing facility within approximately 500 km.   As a result, we believe that we control approximately 85% of the pipes manufactured according to national standard set for most of welded steel pipes for petroleum and natural gas transmission such as GB/T 9711.2-1999 ( Petroleum and Natural Gas Industries--Steel Pipe for Pipelines--Technical Delivery Conditions--Part 2: Pipes of requirement class B) and used for high-end users of petroleum and natural gas. We also control more than 65% of the pipes manufactured according to national standard set for most of welded steel pipes for thermal power and water supply and drainage such as GB/T 9711.1-1997 (Petroleum and natural gas industries--Steel pipe for pipelines--Technical delivery conditions--Part 1:Pipes of requirements class A) and used for medium and low end users of thermal power and water supply and drainage in the PRC. Our location also provides a strong base for us to service Inner Mongolia and provinces of the Northwest China markets, which have high levels of demand for steel pipes with few local steel pipe manufacturers.  We believe that our key customers select suppliers based on transportation costs, among other factors. Our delivery advantage contributes to our success in bidding for projects and is critical to maintaining low operating costs. In addition, our production facilities are located in a region that gives us ready access to raw materials due to the fact that most raw materials suppliers in this area are in close proximity to our facility, reliable energy supplies and skilled labor at competitive costs.

Experienced Management and Operational Teams with Domestic PRC International Market Knowledge

Our senior management team and key operating personnel have extensive management skills, relevant operating experience and industry knowledge.  In particular, Mr. Xudong Liu, our Chairman, has extensive experience managing and operating companies in the pipe manufacturing industry.  We believe our management team’s experience and in depth knowledge of the market in China and internationally will enable us to continue to successfully execute our expansion strategies. In addition, we believe our management team’s strong track record will enable us to continue to take advantage of market opportunities that may arise.

Strong In-House Research and Development Capabilities

Our research and development team consists of members educated in top universities in China, and our management team has 10 years of industry experience on average. We have built a recognized brand name, GL, in the industry by introducing innovative solutions to the petroleum and natural gas pipeline industry, and particularly SSAW and ERW pipes, in China and internationally.  Our engineering team works closely with our customers in order to understand their requirements.  We have been able to introduce new equipment to enhance cost saving and time reduction in the manufacturing of pipes to be used in numerous petroleum and natural gas pipeline projects.

Efficient Proprietary Production Technology

We continually pursue technological improvements to our manufacturing processes via our strong in-house development teams.  We, together with China CAMC Engineering Co., Ltd., have been granted one utility model patent for our multi-layer steel pipe external package packing apparatus and one invention patent for the method of multi-layer steel tube package packing by the SIPO (State Intellectual Property Office of the People’s Republic of China).  These patents are intended to protect our technologies, including production processes for the production of pipes. Our research and development efforts have generated technological improvements that have been instrumental in controlling our production costs and increasing our operational efficiency.

Rigorous Quality Control Standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process.  We strictly comply with various national and international quality standards with respect to the manufacture of pipes for use in the petroleum and natural gas industry. Our certifications and accreditations include Manufacture License of Special Equipment (pressure pipeline), Certificate of Access to the EnergyAhead (A level supplier) by CNPC, the Cerfiticate of Authority from the American Petroleum Institute (“API”)(API 5L and API 5CT Cerficiates)  to use the official API monogram on its SSAW pipes whose quality system that met the API-5L international standards Import and Export Registration Certificate, the Certificate of Enterprise of Observing Contract and Valuing Credit, the Certificate of Famous Chinese Enterprises and an ISO 9001: 2000 certification.  We believe that these certifications, together with the numerous national awards that we have been awarded demonstrate our commitment to producing high-quality products as well as providing us with a competitive advantage over some of our competitors in certain international markets and in China.

Our Products

We manufacture and sell welded steel pipes for transmission of materials, including primarily petroleum and natural gas.  We generate substantially all of our revenue from the sale of SSAW pipes and ERW pipes.

Spiral submerged arc welded pipe (SSAW pipe)

SSAW pipes are installed primarily in petroleum and natural gas pipelines to transport crude oil, petroleum products and natural gas as either the main pipes or long distance pipes.  The SSAW pipes are also used in gas mains, water pipes, irrigation pipes, sanitation pipes, steel tubular pipes, structural sections in building construction and structural and mechanical pipes in marine engineering projects. SSAW pipes are particularly suitable for use in the petroleum and natural gas industry due to their tolerance to high temperature and pressure and their impact strength, which properties enable SSAW pipes to withstand sudden impact loads. SSAW pipes are manufactured from hot-rolled steel coils using an automated submerged arc welding process that enables the manufacture of pipes with large outer diameters with narrow steel sheets. See "Manufacturing Process- Production Process" for more details on our SSAW pipe production process and anti-corrosion treatment process.

Our SSAW pipes are produced according to American Petroleum Institute, or API, standards, namely API 5L specifications for line pipes that are designed for the transportation of petroleum and natural gas, among other liquids. API 5L specifications include a stringent set of product criteria regarding steel material, permissible variations in wall thickness, tensile strength requirements and testing requirements. We also cooperate with a third party  in the PRC that owns equipments located in our facility that are used to treat our pipes with anti-corrosion treatments.  Customers have been increasingly demanding these treatments, thereby rendering such service by closely cooperation with a third party adds value to our products.  Our SSAW pipes are manufactured to meet customer specifications with respect to the steel grade and dimensions of SSAW pipes.

Electric resistance welded pipe (ERW pipe)

ERW pipes are made from hot-rolled steel Coils/strip and are of a smaller diameter than SSAW pipes due to the limitation of the width of steel strips used for the production of ERW pipes. In order to manufacture straight seam steel pipes with a certain diameter, steel strips with corresponding width must be selected. SSAW, however, is flexible and convenient in its choice of the width of steel strips and can be manufactured of a larger diameter. This smaller size makes the ERW pipe more suitable as sub-pipelines instead of being used as main long distance pipelines like the SSAW pipes. ERW pipes have a longitudinal weld running the length of the pipe that is formed by resistance heating or high frequency induction heating.

Competition

Compared to other developing countries, the total length of China’s pipeline infrastructure in relation to the country’s energy consumption is low.  This relatively underdeveloped pipeline network suggests that pipeline infrastructure construction should continue to increase in order for China to compete with other developing countries.  There has been increasing demand in the PRC for our products, which is why our revenue in the PRC increased from $116.6 million, or 76.4% of overall revenue during fiscal year 2009 to $125.6 million, or 85.6% of overall revenue during fiscal year 2010, and from $101.9 million, or 85.8% of overall revenue, during the nine months ended January 31, 2010 to $137.7 million, or 94% of overall revenue, during the nine months ended January 31, 2011.  Continued growth of pipeline construction in the PRC is expected to cause increased competition amidst our existing and future competitors in the PRC.

In 2009, a significant portion of our revenue was generated by sales to foreign countries, including the United States, Spain, Italy, a number of Latin American countries as well as countries in Southeast Asia.  However, the United States and the European Union subsequently passed anti-dumping laws, thereby forcing us to cease exports to customers in those regions.  In addition, due to fierce competition and considering the strong demand in the domestic market, we reduced the production and sales to other Asian countries since August 2009 and we generated virtually no revenue in fiscal year 2010 in Asia (excluding China), as compared to approximately $19.8 million, or 13% of total revenue, in fiscal year 2009.  As a result, in 2010, we exported our products to other emerging markets, such as Africa, where we generated approximately $16.4 million, or 11.2% of total revenue, in fiscal year 2010.  However, competition in those regions has subsequently increased significantly, and as a result our revenue to export markets decreased to $8.7 million, or 6% of overall revenue, during the nine months ended January 31, 2011, as compared to $16.9 million, or 14.2% of overall revenue, during the nine months ended January 31, 2010.  Consequently, our current strategy is to focus almost exclusively on the PRC market. To the extent that conditions in other regions cease over time, we would attempt to export to those markets.

We believe that being located in China provides us with a number of competitive factors within our industry, including the following:

•	Pricing. Flexibility to control pricing of products and the ability to use economies of scale to secure competitive pricing advantages;

•	Technology. Ability to manufacture products efficiently, utilize low-cost raw materials, and to achieve better production quality; and

•
Barriers to entry.  Technical knowledge, access to capital, local market knowledge and established relationships with suppliers and customers to support the development of commercially viable production facilities and products.

We face competition in all aspects of our business. We compete primarily against PRC manufacturers based on product and service quality, business track record and reputation, production capacity, production technology, capital resources and proximity to pipeline projects and suppliers. We believe that new market entrants face substantial obstacles to entry including the challenge of gaining customer acceptance, particularly in relation to the supply of petroleum and natural gas line pipes for which customers require potential suppliers to have a strong track record; the technical knowledge required to develop high-performance and reliable products; and the significant capital required to achieve the production volumes required to keep pace with the demand of major customers and maintain competitive pricing.

We compete against certain competitors in China for sales of SSAW pipes that are suitable for large-scale petroleum and natural gas pipelines. Our five largest competitors are Baoji Petroleum Steel Pipe Co., Ltd., The Steel Pipe Works Of North China Petroleum, Shandong Shengli Steel Pipe Co., Ltd., Shashi Steel Pipe Works of Jianghan Petroleum Administration Bureau, SINOPEC. and Shanghai BSW Petro-pipe Co., Ltd.

We compete against certain competitors in China for sales of ERW pipes. Our five largest competitors are Panyu Chu Kong Steel Pipe Co., Ltd., Juyi Steel Pipe Co., Ltd., Liaoning Large-scale Steel Pipe Co., Ltd., Jiangsu Yulong Steel Pipe Co., Ltd. and Huludao City Steel Pipe Industrial Co., Ltd.

We believe that we are well-positioned to compete effectively in the PRC, and may in the future be able to re-enter international markets, including emerging markets such as Africa (to the extent we can be profitable) once global economic conditions ease, and that our strengths and strategies distinguish us from our competitors. See " Competitive Strengths" for a discussion of our competitive strengths.

We believe that we differentiate ourselves because we have built a recognized brand name in the industry and because we offer superior product quality, timely delivery and high value.

Seasonality

Our manufacturing and sales activities are generally not subject to seasonality. However, sales of our small-diameter SSAW pipes, are lower during winter than the rest of the year. We attribute this seasonality to the slowdown or suspension of the installation of regional and municipal pipeline networks during winter, particularly in northern China, due to inclement weather conditions.

Our Raw Materials and Supply

Raw Materials

Hot rolled steel strips/coils are the primary raw materials required to manufacture our SSAW and ERW pipes.  Hot rolled steel strips/coils are categorized as: hot rolled steel strips (width below 900mm) and hot rolled steel coils (width above 900mm).The specifications of the hot rolled strips we purchase differ based on specific client requirements.

Our Supply Sources

We select our suppliers by assessing criteria such as the quality of materials supplied, the duration of the supplier’s business relationship with us, pricing, delivery reliability and response time to orders placed by us.  To minimize purchasing costs, we use a limited number of suppliers.  Because we purchase substantial quantities from these suppliers, we are often able to procure these products at competitive prices.  We usually enter into a one-year purchase agreement with each supplier and then order on a spot basis for each delivery.  We negotiate pricing with our suppliers on an arm’s length basis prior to the delivery of these supplies to us, based upon the prevailing market prices at such time and we settle the payment with these suppliers on a monthly basis.  For suppliers that we have not entered into year long purchase agreements with, we are usually required to make a prepayment equivalent to approximately 20% to 50% of the total purchase amounts to secure the supply contract. In most cases, our suppliers require us to settle the remaining balance before the delivery of raw materials.  We believe that these payment terms are in line with current market practices generally adopted in the PRC.  As we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery and payment terms.

As both product price and quantity are, in general, specified in our sales contracts, any increase in raw materials prices that occurs after the signing of a contract with a customer will affect our profits.  Consequently, we have adopted a back-to-back procurement policy whereby we obtain a quotation of raw material prices, with a specific validity period, from our suppliers prior to the signing of a sales contract or the submission of tender document in a bid.  The pricing of the sales order or tender will be determined with reference to such quotation.  After the signing of the sales contract or successfully obtaining a tender, so long as we are within the validity period of the relevant raw material quotation, we then enter into a back-to-back purchase agreement with our supplier to purchase the quantity of raw materials necessary to fulfill the sales contract.  Notwithstanding the above, the terms of our sales contracts and purchase contracts are negotiated separately with our respective customers and suppliers.

In the year ended 30 April 2010, the suppliers (each of whom supplies us with hot rolled strips) from whom we acquired a significant amount of supplies, were as follows:

Supplier	Percentage

Company F	11.90%
Company G	9.80%
Company H	5.0%
Company I	7.9%
Company J	3.5%

In the year ended 30 April 2009, the suppliers (each of whom supplies us with hot rolled strips) from whom we acquired a significant amount of supplies, were as follows:

Supplier	Percentage

Company F	30.20%
Company G	14.09%
Company H
Company I
Company J	12.1%

Purchases from our five largest suppliers amounted to 56.39% and 38.1% of our raw material purchases during fiscal years 2009 and 2010, respectively.

We are not dependent on any one of our suppliers, as we are able to source raw materials from alternative vendors should the need arise.  We have not experienced significant production disruptions due to a supply shortage from our suppliers, nor have we had any major dispute with a material supplier.

Volatility of Price of Raw Materials

The price of hot rolled Coils/strip fluctuates based on the price of coal, mine powder, iron alloy, scrap steel, state policy and market needs.  As discussed above under “– Our Supply Sources,” we attempt to offset any increase in raw materials by executing back-to-back agreements with suppliers and customers.

Manufacturing Process

Production Process

The production of our products involves various steps, including uncoiling, plate edging, butt welding, beveling and fly cutting.  The technology and procedures used in the above processes vary among the different products that we manufacture and depend upon the product specifications prescribed by a particular customer.

Production Lines

We currently have 11 production lines, consisting of the following:

•
Ten production lines for SSAW pipes seven of which are located in our Yuci facility, one of which is located in our Taiyuan facility and two of which are located in our Xi’an facility, each composes of an uncoiling machine, a three-roller dismantling machine, a seven-roller flattening machine, an electric vertical roll, an end shearing and butt welding machine (with a milling welding machine), an edge milling machine, an automatic chip cleaner, a manual double vertical roll, an edge rust removal device, a cleaning device, a delivering machine, a forming machine and a centralizer.

•
One production line for ERW pipes, which is located in our Yuci facility which composes of uncoiling machine, dismantling machine, pinching rolling and flattening machine, electric vertical roll, transforming roll rlatform 1, transforming roll platform 2, hydro-dynamic vertical roll, shearing machine, cutting welding machine, pinch roll A, pinch roll B, loop device, seven-roller flattening machine, guiding roll, preliminary forming machine, cage roll forming machine, fine forming machine.

Quality Control

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages in the production process.

We strictly comply with various national and international quality standards with respect to the manufacture of pre-stressed materials. Our certifications and accreditations include the American Petroleum Institute (API), and the China Classification Society Quality Assurance Ltd. In addition, we have obtained an ISO 9001 certification.

Raw Material Quality Control

Each steel coil supplied to us is accompanied by a quality certificate containing an identification number and information on the specifications, weight and steel grade of the steel coil. We conduct sample testing on the steel coils that we receive to ensure that they meet our quality requirements for use in our production. Steel coil samples are subject to chemical analysis to determine the chemical composition and content of the sample. Our quality control team measures the dimension of steel coil samples, checks for visible nonconformities and conducts a tensile test to ensure that the tensile strength of the steel coil meets customer requirements. In addition, we conduct ultrasound testing on each steel coil to ensure that the thickness of the steel coil conforms to stated specifications. If quality defects are discovered, the entire batch of steel coils may be returned to the relevant steel mill which supplied the raw material for replacement.

Product Quality Control

In addition to our quality control procedures, our SSAW pipes are also manufactured in accordance with API 5L specifications, which provide the leading industry standard for the manufacture of pipes used for the transportation of water, petroleum and natural gas.  We utilize a fleet of state-of-the-art equipment in our production process to conduct detailed testing processes to aid our quality control, including  vacuum direct-reading spectrum instrument;  universal material testing machine; sharp impact test machine; X-ray inspection systems; X-ray imaging systems; and digital auto-UT inspection systems.  In addition, we are equipped with hydrostatic testing machines which have the ability to test the internal pressure tolerance of pipes and to detect any leakage.  We configure our testing equipment and instruments regularly to ensure the accuracy of our quality tests.  We believe that these measures will ensure that our products meet API 5L specifications with respect to chemical composition, physical properties, dimension and appearance.

In addition, we are equipped with hydrostatic testing machines which have the ability to test the internal pressure tolerance of pipes and to detect any leakage.  We believe that our x-ray systems, together with the other clients of our quality control system, are superior to those of many of our competitors, thereby providing us with a significant advantage in the marketplace.

Our quality control procedures also require inspections at various stages of our production process and on finished products to ensure that our finished products conform to their intended specifications. We require our quality control personnel to have relevant educational qualifications or work experience in quality control management. In addition to on-the-job training, we conduct regular internal and external training sessions and administer annual assessments for our quality control team. In addition to our internal inspections, our production process and products are also subject to periodic quality control inspections by government regulatory authorities and quality control teams retained by our customers.

Facilities

Under PRC law, land is owned by the state.  “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period.

We have land-use right for facilities at our Yuci facility, Shanxi Province, each of which we utilize for production and for employee living quarters.  In addition, we use our Yuci facility for research and development activities.  Our Taiyuan facility (Shanxi Province) and our Xi’an facility (Shaanxi Province), which are leased, are used for production and employee living quarters.  We have paid all amounts relating to our properties. The land-use rights for our Yuci facility expire in 2053. The lease for our Taiyuan facility expires on January 1, 2020, the lease for our Xi’an facility expires on December 31, 2011. Our Yuci facilities cover an aggregate of approximately 144,298.15 square meters, and the land use rights for this facility expire in 2053.

As of April 30, 2010, our production facility in Yuci had a total gross floor area of 135,219.15 square meters and we employed 448 production personnel at that facility. Our Yuci facility contained seven SSAW production lines and one ERW production line with an annual production of approximately 129,645 and 142,959 tons in 2009 and 2010, respectively. As of April 30, 2010, our production facility in Taiyuan had a total gross floor area of approximately 2,980 square meters and we employed 63 production personnel at that facility. Our Taiyuan facility contained one SSAW production line with an annual production of approximately 30,258 and 29,856 tons in 2009 and 2010 respectively.  As of April 30, 2010, our production facility in Xi’an had a total gross floor area of approximately 6,099 square meters and we employed 61 production personnel at that facility. Our Xi’an facility contained two SSAW production lines with an annual production of approximately 25,349 and 23,761 tons in 2009 and 2010 respectively.  Historically, our facilities are closed for maintenance and repair for approximately one month each year.  We have not experienced any major interruptions to production due to an equipment failure.

We believe that our current property rights are sufficient for our current operations.

Sales, Marketing and Distribution

Sales and Marketing

We have been successful to date in maintaining long-term relationships with numerous customers by satisfying their commercial needs. In addition, our marketing team monitors the market and responds accordingly in order to increase our customer base. We have a dedicated marketing and sales team of 56 employees, 36 of whom proactively follows up on new sales leads.

Our marketing team develops strategies for the short-term and long-term by obtaining first-hand information about our products’ market positioning, monitoring national macro-economic policies, inquiring about current and future markets needs, following the progress of existing projects and the satisfaction of existing customers.  In addition, our technicians and sales representatives regularly visit governmental departments, construction development companies, design institutes, supervision institutions, national construction quality inspection institutions and builders to promote new products. The company participates in selected international or national exhibitions, including Tube China 2008, CIPPE 2009 (which is the largest petroleum exhibition in the world), China (Beijing) International Steel Tube Industry Expo 2009, and Tekno/Tube Arabia 2011 to promote the company and its products.

Bidding Process

Our SSAW pipe contracts are generally procured through public tendering. As is customary in our industry, the bidding process is used by pipeline project operators to solicit bid proposals from qualified suppliers. Qualified suppliers submit non-binding bid proposals to indicate their available production capacity and price levels. After sections of a pipeline project are awarded, the prices for pipes are finalized. Large-scale pipeline projects are generally awarded in stages as construction of the pipeline progresses, and the prices of the pipes are generally finalized and the chance of fluctuations or movements in the prices of raw materials is slim because the company takes the countermeasure of “price locking” and “stage-by-stage raw materials procurement” to evade the risk of the rise and fall in the price of raw materials.

Generally, the price that we submit in bid proposals reflects our costs of raw materials and labor, production expenses and profit. Because our raw material costs are passed onto our customers at cost, fluctuations in the price of our key raw materials have limited effect on us because we are able to pass substantially all price fluctuations of raw materials to our customers pursuant to our production and payment arrangements.

Warranties

We offer warranties for our SSAW pipes and ERW pipes and allow our customers to withhold 5% to 10% of contract amount for 12 to 18 months following product delivery as retention money against any major quality defects in our products. We generally permit the withholding of a certain percentage of the purchase price of the goods sold. If no major defects are discovered during the warranty period, our warranty arrangements require our customers to remit the held back monies. Historically, we have collected substantially all of the withheld money from our customers after the expiration of the relevant warranty period.

Distribution

Each of our manufacturing plants is equipped with facilities for cargo lifting, shipment and distribution. Products for domestic customers are distributed to the destination designated by our customers. Products for international customers are delivered either to carriers at various ports of exit in China or delivered to a designated destination overseas.

Technical After-Sales Services

The company generally assigns an employee to provide after-sales service for small projects and personalized on-site services for large projects.

Such services include:

•	Information notification on raw material and production process information;
•	Information notification on the estimation and execution of loading and dispatching;
•	Coordination Service for on-site cargo discharge, stack and organize onto a pallet and delivery process, On-site documentation acknowledgement and information transfer service;
•	Service for collection, acknowledgement and transfer of documentation and notes.

Technical support services include: Professional safety reminder service on cargo discharge and cargo stacking; Provision of professional tool support if necessary; Provision of professional solution to any issues arising from the use of pipes; Provision of pipe-related document support.

Our Customers

We sell the majority of our products domestically in China.  Since our inception, we have also exported our products to foreign countries, including the United States, Mexico, Spain, Australia, several countries in each of Asia, Latin America and Africa, Our customers are diverse in nature, as we sell our products directly to end users, to other manufacturers and to distributors, in each case depending on the nature of the product and the utilization of the product.

While we value our relationship with each of our customers, we believe that generally the loss of any particular customer, including our largest customers, would not materially impact our business in the long-term.  Many of our customer contracts relate to designated infrastructure projects which are performed during a defined period of time, and are not necessarily long-term in nature.  Accordingly, if any of our customers were to discontinue purchasing our products, we would actively seek new customers, which we have been successful doing in the past.

As of the year ended 30 April 2009 and 2010, sales to our five largest customers, in the aggregate, accounted for approximately 17.9 % and 28.9 % of our total sales, respectively.  The following table provides the name of each customer that contributed to 8% or more of our revenues in each of the year ended 30 April 2009 and 2010 and the percent of total revenues generated from such customer during these periods.

Name of Customer	2009 Revenues (%)		2010 Revenues (%)

Customer A	11.6%		8.2

Customer B	*	%	8.1%

* Less than 8% of our annual revenues.

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development staff comprised of 43 employees at our Yuci facility.  We spent $33,111 and $11,713 in the fiscal years 2010 and 2009, respectively, on our research and development activities.

We regularly train the members of our research and development department in order to consistently enhance our research and development capabilities in the field of pipe manufacturing. We have developed a business model that involves a very close interrelationship between our research and development department and our product development and marketing departments. As a result, we focus our research and development activities on projects that would enable us to branch out our products into new desired markets.  In addition, we conduct research and development activities that enable us to increase our market share in existing markets in the PRC and internationally.

We also focus certain of our research and development activities on higher margin products. As for the R&D mode, we gives priority to independent R&D and innovation, and cooperates with the pipe research institute, the pipeline bureau, the welding research institute as well as the leading production and inspection equipment suppliers for the purpose of joint development and introduction of advanced technologies.

Due to the development trend of the petroleum and natural gas pipeline (particularly the natural gas pipeline) demanding for high strength, high toughness, large wall thickness, large deformation resistance and HIC resistance, we developed Grade X80, 1219*18.4 SSAW pipe. The steel strips are purchased from Taiyuan Iron and Steel Co., Ltd. (hereafter referred to as TISOC). The trial-production on 3000 SSAW pipe mill latest put into use was successful. Through the type test by CNPC Pipeline Research Institute, an authority in the industry, the parameters, such as appearance, geometric dimensions, physical and chemical properties, and water pressure blasting, etc. meet GB/T9711.2-1999 Petroleum and natural gas industries- Transmission Welded Steel Pipe -Technical delivery conditions-Part 2: Pipes of requirements class B, and Q/SY GJX0102-2007 Technical specifications for SSAW pipes used for the second West-to-East gas pipeline project, the most stringent requirements in the industry at present. On the basis of such success, we cooperated with TISOC on the trial production of X100 and X120 high-class pipes, which is going on presently. The small amount of trail production and the new product evaluation will be conducted upon the arrival of materials, so as to reserve the technology for the upgrading and updating of products in the future.

The steel pipes are more frequently used by various diversion works emerging in China these years. They feature in thin wall, large diameter, less transmission pressure (3-5MPa for the most part) and the conventional materials. Compared with spheroidal graphite pipe, concrete pipe and other traditional pipes, the steel pipes has the advantage of less damage along the line and high pressure resistance. However, the high costs and slow progress of the conventional welding connection is the main factor leading to the relatively low competitiveness of the welded pipes. There have been complete sets of standards and construction specifications for the connection of bell and spigot in foreign countries. Therefore, through the cooperation with foreign clients, we fabricate the bell and spigot of steel pipe in Spain water delivery project (1829*14.3 steel pipe). The equipment and process has become mature and laid foundation for the domestic application and dissemination. Currently the special bell and spigot connection plan has been customized for the client in Ningxia Great Wall Water’s water delivery project. Furthermore, we will also fabricate non-weld slide-on rubber gasket sealing bell and spigot.

The production equipments of welded pipe manufactures in China are of less difference, but their capabilities on the equipment transformation and renovation vary greatly. We are one of the earlier domestic manufactures of welded pipes and finishing equipment, and we own a large group of experienced technicians and strong capability in equipment transformation and renovation. Through the technical transformation of the production equipment, our welded pipe production line ranks top concerning the technology and efficiency. The new 3000 SSAW pipe mill adopts the advanced technology in the industry, and the equipment capability and products meet the requirements of the second West-to-East gas pipeline project. The high cost-performance ratio makes it competitive in the market.

The weld quality of the ERW pipes relies on the plate edge quality condition to a great extent, whereas the ERW mill mostly adopts the method of shearing. Since the sheared plate edges always have some tearing, the adverse impact on the weld seam can not be eliminated completely. Currently the new edge milling machine is arranged on the production line for the second processing of the plate edges, which can both ensure the precise working breadth of the steel plate and mill the groove in accordance with the process, thus guaranteeing the steady production of the high-grade and thick-wall steel pipes and increasing the use ratio of raw materials as well.

Since the acid gases (hydrogen sulfide for example) in the petroleum or natural gas may corrode the pipeline resulting in cracks even pipeline failure and other severe consequences, so the capability to resist hydrogen sulfide and other acid gases is of great significance to the petroleum and natural gas pipeline. We have cooperated with TISOC in Shanxi CBM Transmission Project to supply acid-resistant SSAW pipes (X60) successfully. Currently, we are cooperating with the Pipe Research Institute to research the ERW pipes serving in acid environment and develop high-end acid-resistant steel pipe products with high value-added and high scientific and technological content, thus enhancing the comprehensive competitiveness in the market.

To boost the R&D capability, the welding laboratory is being built, the test and inspection equipment deployed, and the welding process matching parameters tested in laboratory in advance, so as to prepare for the service of new technology, new materials and new process.

Intellectual Property

We rely on a combination of patents, trademarks, domain names and confidentiality agreements to protect our intellectual property. Our manufacturing processes are based on technology developed primarily in-house by our research and development and engineering personnel.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our associates to assign to us all of the inventions, designs and technologies they develop during the course of employment with us.  We are not aware of any material infringement of our intellectual property rights.

Patents

We have been granted one utility model patent and one invention patent. The term of the utility model patent is ten years from the filing of the application. The term of invention patent is 20 years from the filing of the application. We currently do not have any patents registered or pending in any jurisdiction outside of the PRC.

The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered utility model patent and the expiration date of our registered utility model patent:
Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Multi-layer Steel Tube External Package Packing Apparatus	ZL 2008 2 0079133.2	Yuci Guolian and China CAMC Engineering Co., Ltd.	Registered	2/19/2018
The following table provides the name, the application number or patent number, the name of the applicant or patent holder and the status of our registered invention patent and the expiration date of our registered invention patent:

Name	Application No. /Patent No.	Applicant /Patent Holder	Status	Expiration Date

Multi-layer Steel Tube Package Packing Method	ZL 2008 1 0100809.6	Yuci Guolian and China CAMC Engineering Co., Ltd.	Registered	2/21/2028

Trademarks

We have been granted one commodity trademark and one service trademark which is registered in the PRC:

Name of Trademark	Application No. /Trademark No.	Applicant /Trademark Holder	Status

GL (The commodities on which the use of trademark as been approved:( the 6th class) Pipelines, Elbows of metal for pipes, Junctions of metal for pipes, Casings of metal for oilwells and Branching pipes of metal.)	6565067	Shanxi Guolian Pipe Industry Group Co., Ltd	Registered

GL (Advertising; Special permission management commercial management; Import-export agencies; Procurement services for others; Personnel Management consultancy; Relocation services for businesses; Carry on administrative processing to the purchase order form; Write the receipt; Tax preparation; Seek the support)	7226500	Shanxi Guolian Pipe Industry Group Co., Ltd	Registered

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China.  The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels.  Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards.  Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production.  We believe that we are in compliance in all material respects with applicable PRC laws and regulations.  All of our products meet the relevant environmental requirements under PRC laws and during the two years ended April 30, 2009 and 2010, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

Governmental Regulations

Business license

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present and projected business. Prior to expanding our business beyond that of our business license, we are required to apply and receive approval from the PRC government. In addition, for the production of spiral welded pipes, an additional valid qualification certificate or a license for operation must be obtained from the Bureau of Safety Supervision of Special Equipment of General Administration of Quality Supervision, Inspection and Quarantine before operation.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Patent protection in China

The PRC has domestic laws for the protection of copyrights, patents, trademarks and trade secrets.  The PRC is also signatory to some of the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations, each of which went into effect in 1985.  Amended versions of the China Patent Law and its Implementing Regulations came into effect in 2001 and 2003, respectively.

The PRC is signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The Patent Law covers three kinds of patents - patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file, which means that a patent may be granted only to the person who first files an application. Consistent with international practice, the PRC allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability only. For a design to be patentable it cannot be identical with, or similar to, any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

Foreign currency exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business, after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Mandatory statutory reserve and dividend distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends out of their accumulated profits only, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Employees

As of April 30, 2010, we had 947 full-time employees. The following table shows the breakdown in numbers and percentages of employees by department:

Functions	April 2010	April 2009	April 2008

Manufacturing	572 (60%)	569 (61%)	574 (62%)
Technology	5 (1%)	7 (1%)	11 (1%)
Research & Development	43 (5%)	43(5%)	43 (5%)
Quality Control	174(18%)	183 (20%)	177 (19%)
General Administration, Purchasing, Sales and Marketing	196 (21%)	177 (19%)	166 (18%)
Total	947 (100%)	936 (100%)	928 (100%)

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $95,711, $97,460 and $90,055 in 2008, 2009 and 2010, respectively.

As we continue to expand our business, we believe it is critical to hire and retain top talent, especially in the areas of  marketing, professional welding engineering, steel Coils/strip for pipeline use application technology, non-destructive testing engineering. We believe we have the ability to attract and retain high quality engineering talent in China based on our competitive salaries, annual performance-based bonus system, and equity incentive program for senior employees and executives. In addition, we have a training program for entry-level engineers that allows them to work closely with an experienced mentor to gain valuable hands-on experience and provide other professional development opportunities, including seminars where experienced engineers give lectures on specific engineering topics and new methods that can be applied to various projects.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.
4C.  Organizational Structure

See “—History and Development of the Company” above in subsection A of Item 4 for a description of our organizational structure.

4D.  Property, Plants and EquipmentLand Use Rights

See disclosure above under the heading “Facility” in Item 4.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A. Operating Results

This section should be read in conjunction with our audited consolidated financial statements as of and for the years ended April 30, 2010 and 2009, as well as our unaudited consolidated financial statements as of and for the nine months ended January 31, 2011 and 2010, respectively, included elsewhere in this report. Readers should carefully review the risk factors disclosed in this transition report on Form 20-F. In addition, this transition report on Form 20-F includes forward-looking statements. Generally, the words “believes “, “anticipates”, “ may “, “ will “, “ should “, “ expect “, “ intend “, “estimate”, “continue” and similar expressions, or the negative thereof, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the risks set forth in this transition report on Form 20-F, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements, which speak as of the date hereof only. We undertake no obligation to update these forward-looking statements unless required by law.

Overview

Through our subsidiaries and certain commercial and contractual relationships and arrangements with other Chinese companies, we operate companies in China that develop, manufacture, and distribute high quality steel pipe for a variety of different industries.  We are located in Taiyuan and Jingzhong of Shanxi Province, as well as Xi’an of Shaanxi Province, and conduct business throughout China, Africa, South America and Europe.  Our main production facility in Shanxi province has an area of approximately 200 acres.  We produce pipe with diameters from 219 to 2120 mm of Spiral Submerged Arc Welding (SSAW) pipe and pipe with a diameter from 50 to 508 mm Electric Resistance Welding (ERW) pipe. Our products are used in numerous industries, including natural gas, petroleum and chemical, thermal power, water supply, municipal construction and heat power industries.

China is the world’s second largest energy consumer. Notwithstanding this, the total length of China’s domestic steel pipeline infrastructure is far below the global average, which, as of 2008, was 58,300 km, which was approximately 7.3% of that in the United States. China’s oil and natural gas consumption was about half of that in the United States, while its total length of pipelines is less than one tenth of that in the United States. As such, the management believes that steel infrastructure development still has tremendous potential.

Pursuant to the “12th Five-year Plan”, China will enhance the development of unconventional gas resources, such as offshore natural gas resources and coal bed methane, and accelerate the exploration and exploitation of these resources overseas.

Although the United States and Europe were most affected by the 2008 and 2009 financial crisis, governments throughout Asia as well as the Africa region took steps to stabilize their markets and economic developments. To offset slowing global growth, on November 5, 2008, at the State Council meeting, Premier Wen Jiabao offered a RMB4 trillion ($586 billion) stimulus package for the next two years.

Pursuant to the stimulus package, the Chinese government committed to launch more projects related to people’s livelihood and infrastructure and decided to invest RMB100 billion ($14.49 billion) in these projects, which started in the fourth quarter of 2008. The actions taken by the Chinese government will significantly increase the demand for pipe products which are essential for infrastructure construction and will provide market opportunities for the Company in the coming years.

In addition, although the financial crises also affected Chinese enterprises that rely on overseas markets, our operations were not materially affected as less than 10% of our revenues are generated from the United States and Europe, and the relatively strong domestic market demand positioned us to continue to grow notwithstanding the financial crisis and economic recession since late 2008.

Management believes that the financial crisis and economic recession in the United States and Europe should not have a material negative impact on our business, and management believes we will benefit from the stimulus plan of the central government of China.

Principal Factors Affecting our Financial Performance

We believe that the following factors affect our financial performance:

Growth of China’s Urbanization and Industrialization

The annual growth rate of China is expected to be 7% for the next five years according to the “12th Five-Year Program” on National Economic and Social Development. This growth is fueled by rapid industrialization and manufacturing industries developing in China. If this growth continues, we believe that the growth rate of the steel pipe production industry will grow at a similar rate and that the Company will be able to sustain its growth.

The People’s Republic of China (the “PRC”) Regulations

China looked favorably on the steel pipe production industry and loosened regulations to promote manufacturing growth in China, which ultimately benefits our businesses and similarly situated companies. As long as China continues to promote economic growth and allow manufacturing companies to grow and expand their operations, we expect our operations will be positively affected by PRC regulations.

Summary of Significant Accounting Policies and  Estimates

The SEC defines critical accounting policies as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and those that require significant judgments and estimates.

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

This section should be read together with the Summary of Significant Accounting Policies and Estimated included as Note 4 to the attached consolidated financial statements included in this Report.

(a)	Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(b)	Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820-10 Fair Value Measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.
These tiers include:

•Level 1—defined as observable inputs such as quoted prices in active markets;
•Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, notes receivable, prepayments for goods, due from related parties, due from employees, short-term bank loans, accounts payable, customer deposits, short-term notes payable, product financing arrangements and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of the Company’s long-term notes receivable is estimated based on the current rates offered to the Company for debt of similar terms and maturities.

(c)	Product Financing Arrangements

The Company simultaneously sells and agrees to repurchase inventory to and from third parties. The repurchase price is contractually fixed at an amount equal to the original sales price plus the financing entity’s carrying and financing costs. The inventory is not shipped, and the title is not passed to the buyer. The purpose of the transaction is to enable the Company to arrange financing of its original purchase of the inventory.

FASB ruled that the substance of this transaction is that of a borrowing transaction, not a sale. That is, the transaction is, in substance, no different from the Company directly obtaining third-party financing to purchase inventory. ASC 470-10, Product Financing Arrangement, specifies that the proper accounting by the Company is to record a liability in the amount of the selling price when the funds are received from the financing entity in exchange for the initial transfer of the inventory. The liability is satisfied when the Company repurchases the inventory.

(d)	Impairment of Long-Term Assets

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in ASC 360-10. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. There was no impairment for the years ended April 30, 2010 and 2009.

(e)	Goodwill

The Company evaluates goodwill in accordance with ASC Topic 350, “ Intangibles — Goodwill and Other.” Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total considerations paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, the Company could incur additional impairment charges in a future period.

The Company performs its annual impairment review of goodwill in April, and when a triggering event occurs between annual impairment tests. The Company recorded no impairment loss for the years ended April 30, 2010 and 2009.

(f)	Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.

(g)	Accounts receivable and allowance for doubtful accounts

The Company’s business operations are conducted in the PRC. During the normal course of business, the Company grants unsecured credit to its customers by selling on various credit terms. Management reviews its accounts receivable on a quarterly basis to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. The Company’s existing reserve is consistent with its historical experience and considered adequate by the management.

(h)	Revenue Recognition

Revenue represents the invoiced value of goods sold, recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

-Persuasive evidence of an arrangement exists,
-Delivery has occurred or services have been rendered,
-The seller’s price to the buyer is fixed or determinable, and
-Collectability is reasonably assured.

The majority of the Company’s revenue results from sales contracts with distributors and revenue is recorded upon the shipment of goods. Management conducts credit background checks for new customers as a means to reduce the subjectivity of collectability.

The Company simultaneously sells and agrees to repurchase inventory to and from third parties. The Company does not recognize sales and purchases for such transactions, but records a liability in the amount of the selling price when the funds are received from the financing entity. The liability is satisfied when the Company repurchases the inventory.

(i)	Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). Capital accounts of the consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.

Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the year.

	April 30, 2010	April 30, 2009
Year end RMB : US$ exchange rate	$6.8358	$6.8352
Average yearly RMB : US$ exchange rate	6.8355	6.9155

	January 31, 2011	January 31, 2010
Period end RMB : US$ exchange rate	$6.5829	$6.8169
Average RMB : US$ exchange rate for nine months and ended	6.7094	6.8261

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(j)	Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain and unrealized gains on marketable securities.

(k)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and oversea market.

(l)	Non-Controlling Interest

Non-controlling minority interests represent the portion of earnings that is not within the parent Company’s control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. Net income from non-controlling minority interests is shown separately on the consolidated statements of income. There was $10,824 and $6,079 net income contributed to non-controlling interest for the years ended April 30, 2010 and 2009, respectively.

Recent Accounting Pronouncements

Effective January 1, 2009, the Company adopted ASC 815-10 (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities), which amends SFAS No. 133 and expands disclosures to include information about the fair value of derivatives, related credit risks and a company’s strategies and objectives for using derivatives. The adoption of ASC 815-10 did not have a material effect on the Company’s financial statements as of April 30, 2010, 2009 and January 31, 2011.

Effective January 1, 2009, the Company adopted ASC 815-40 (formerly Emerging Issues Task Force (“EITF”) Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-05”). ASC 815-40 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under paragraphs 6–9 of SFAS 133 is indexed to an entity’s own stock, it is still necessary to evaluate whether it is classified in stockholders’ equity (or would be classified in stockholders’ equity if it were a freestanding instrument). Other applicable authoritative

Recent Accounting Pronouncements

accounting literature, including Issues EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company Own Stock, and EITF 05-2, The Meaning of “Conventional Debt Instrument” in Issue No. 00-19, provides guidance for determining whether an instrument (or an embedded feature) is classified in stockholders’ equity (or would be classified in stockholders’ equity if it were a freestanding instrument). ASC 815-40 does not address that second part of the scope exception in paragraph 11(a) of SFAS 133. The adoption of ASC 815-40 did not have a material effect on the Company’s financial statements as of April 30, 2010, 2009 and January 31, 2011.

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) also approved ASC 825-10 (formerly FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments) to require disclosures about fair value of financial instruments in interim period financial statements of publicly traded companies and in summarized financial information required by APB Opinion No. 28, Interim Financial Reporting. We are required to adopt ASC 825-10 for our interim and annual reporting periods ending after June 15, 2009. ASC 825-10 does not require disclosures for periods presented for comparative purposes at initial adoption. ASC 825-10 requires comparative disclosures only for periods ending after initial adoption. The adoption of ASC 825-10 did not have a material effect on the Company’s financial statements as of April 30, 2010, 2009 and January 31, 2011.

In April 2009, the FASB updated guidance related to fair-value measurements to clarify the guidance related to measuring fair-value in inactive markets, to modify the recognition and measurement of other-than-temporary impairments of debt securities, and to require public companies to disclose the fair values of financial instruments in interim periods. The adoption did not have a material effect on the Company’s financial statements as of April 30, 2010, 2009 and January 31, 2011.

In June 2009, the FASB issued ASC 810-10 (formerly SFAS No. 167) Amendments to FASB Interpretation No. 46(R), which require an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprises variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprises involvement in a variable interest entity. ASC 810-10 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that. The adoption of ASC 810-10 did not have a material effect on the Company’s financial statements as of April 30, 2010, 2009 and January 31, 2011.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. This guidance is effective for the Company beginning March 1, 2010. The adoption did not have a material effect on the Company’s financial statements as of April 30, 2010, 2009 and January 31, 2011.

Results of Operations

For the Fiscal Year Ended April 30, 2010 Compared to the Fiscal Year Ended April 30, 2009

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended April 30, 2010 and 2009:

	Years Ended April 30,
	2010		2009		Comparison
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	146,835,283	100%	152,511,228	100%	(5,675,945)	(4)%

Cost of goods sold	(123,110,120)	(84)%	(130,600,207)	(86)%	7,490,087	(6)%
Gross profit	23,725,163	16%	21,911,021	14%	1,814,142	8%

Selling and marketing	(3,952,504)	(3)%	(5,878,246)	(4)%	1,925,742	(33)%
General and administrative	(3,003542)	(2)%	(2,387,684)	(2)%	(615,858)	26%
Research and development	(33,111)	(0.02)%	(11,713)	(0.01)%	(21,398)	183%
Income from operations	16,736,006	11%	13,633,378	9%	3,102,628	23%

Interest expense	(9,765,845)	(7)%	(9,216,142)	(6)%	(549,703)	6%
Interest income	2,438,152	2%	2,673,890	2%	(235,738)	(9)%
Other income (expense), net	36,313	0.02%	(91,537)	(0.06)%	127,850	(140)%

Income before income taxes	9,444,626	6%	6,999,589	5%	2,445,037	35%

Income taxes	(2,868,260)	(2)%	(2,026,906)	(1)%	(841,354)	42%

Net income	6,576,366	4%	4,972,683	3%	1,603,683	32%

Net income attributable to non-controlling interest	(10,824)	(0.01)%	(6,079)	(0.004)%	(4,745)	78%

Net income attributable to controlling interest	6,565,542	4%	4,966,604	3%	1,598,938	32%
Other comprehensive (loss) income
Foreign currency translation gain	(590)	-	(104,823)	(0.07)%	104,233	(99)%
Unrealized gain (loss) on marketable securities	13,948	0.01%	(11,550)	(0.01)%	25,498	(221)%

Comprehensive income	6,578,900	4%	4,850,231	3%	1,728,669	36%

Revenues

Our revenues are derived from the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets. The following table sets forth a breakdown of our revenues by product, in the PRC and internationally, for the years ended April 30, 2010 and 2009, respectively:

	Years Ended April 30,
	2010		2009		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Revenues:
PRC markets:
SSAW pipe	114,321,038	77.9%	83,743,464	54.9%	30,577,574	37%
ERW pipe	2,008,230	1.4%	24,453,307	16%	(22,445,077)	(92)%
Other(1)	9,279,189	6.3%	8,410,451	5.5%	868,738	10%
Subtotal	125,608,457	85.6%	116,607,222	76.4%	9,001,235	8%
Export markets:
SSAW pipe	8,534,738	5.8%	3,948,178	2.6%	4,586,560	116%
ERW pipe	12,692,088	8.6%	31,955,828	21%	(19,263,740)	(60)%
Subtotal	21,226,826	14.4%	35,904,006	23.6%	(14,677,180)	(41)%

Total	146,835,283	100%	152,511,228	100%	(5,675,945)	(4)%

(1)	Includes sales of gas equipment (0.3%) and scrap (3.5%), revenues generated by processing services we provided to customers (2.7%), other revenues (0.2%), less sales tax (0.4%).

Our revenues from sales in the PRC market increased approximately $9 million, or 8%, to approximately $125.6 million for the year ended April 30, 2010 from approximately $116.6 million for the year ended April 30, 2009. Adjusting for the effect of changes in exchange rates, our revenues from the PRC market increased by 5%. Overall sales volume increased by 11%, offset by an 11% decrease in the average sales price per ton of our ERW pipes in the year ended April 30, 2010 as compared to the year ended April 30, 2009.

The increased sales volume was attributable to the following factors: (i) an improvement in the PRC economy, which led to an increase in market demand, (ii) our successful marketing efforts, (iii) retaining our many of existing customers and adding additional customers, and (iv) increased sales to PRC-based state-owned enterprises in need of high-end SSAW pipes with a larger diameter, which are used in the transmission of natural gas.

Sales volume for SSAW pipes in the PRC market was up 34% in 2010. This increase was mainly due to (i) the selection of our company to supply SSAW pipes for the second West-East natural gas pipeline of sub-lines and (ii) the PRC central government’s encouragement of pipeline industry development in fiscal 2010.

Revenues from the domestic sales of ERW pipes for the year ended April 30, 2010 amounted to approximately $2.0 million, accounted for only 1.4% of the our total revenues in fiscal 2010, representing a decrease of approximately $22.4 million or 92%, compared to fiscal year 2009. Sales volume for ERW pipes in the PRC market declined by 91% in 2010. This decrease was due to a shift in market demand from ERW pipes to SSAW pipes, which are better situated for use in the petro-chemical, thermal power and heat power industries. As a result of these conditions, during the year ended April 30, 2010, our market strategy shifted to gain more market share for SSAW pipes.

Export sales volume decreased by 40% in 2010. this decline was attributable to the following: (i) the financial crisis in the United States and the unfolding European sovereignty debt crisis, in these regions customers purchased fewer products, (ii) the European Commission and United States imposed an anti-dumping and an anti-subsidy duties rules in fiscal 2010, adversely affecting the sales performance and export volume of our ERW pipes, and (iii) in order to meet growing demand in the domestic market, we reduced the production and sales to other Asian countries after August 2009. Moving forward, our plan is to focus on the PRC market, which is expected to continue to grow, as well as emerging markets internationally, to the extent that we can be profitable in such markets.

We expect our revenues to grow, primarily from sales of SSAW pipes to PRC customers, in the near future.

Cost of Goods Sold

Our cost of goods sold is primarily comprised of the cost of raw materials, such as hot-rolled steel strip, labor costs, and manufacturing overhead. Specifically, the cost of raw materials represented approximately 87% of our total costs of goods sold in fiscal years 2010 and 2009.  For the year ended April 30, 2010, our cost of goods sold relating to the PRC markets increased by 6%, compared with fiscal year 2009. The increase was attributable to the following: (i) increase in cost of materials, due to an increase in sales volumes and offset by the slight decrease in volume purchased of hot-rolled steel strips, and (ii) increase in labor costs increased since more steel pipes was produced by employees to meet the demand for our products sold.  Our cost of goods sold from the export markets decreased by 44% during the year ended April 30, 2010 because of the decrease in sales to those markets during that period, as discussed above.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold. Gross margin is equal to gross profit divided by revenues.  Our gross profit increased by 8%, or approximately $1.8, to $23.7 million for the year ended April 30, 2010, from approximately $21.9 million for the year ended April 30, 2009. The increase was due to the fact that our cost of goods sold decreased more than our revenues in the year ended April 30, 2010.

Historically, the margins of our primary products, SSAW pipes and ERW pipes, have been relatively stable in the PRC market,  since the selling price is generally adjusted to reflect the price we paid for the raw materials, as discussed above in Item 4.  However, the gross margin of SSAW pipes, which accounted for approximately 83.7% of our revenues during the year ended April 30, 2010, increased slightly during that period because we negotiated a better purchase price with our hot-rolled steel strip suppliers. This resulted in the increase in gross profit for the year ended April 31, 2010.

Our gross profit in export markets decreased 23.5%, or $1.2 million, to $4.0 million for the year ended April 30, 2010 as compared to $5.2 million for the year ended April 30, 2009.  Due to heightened competition in international trade, foreign countries imposed anti-dumpling or countervailing measures such as imposition of duties on certain goods exported by the PRC (including our steel pipe products) so as to protect their own industries, the sales volume of ERW pipe decreased by 59%.  Nonetheless, our gross margin for the year ended April 30, 2010 increased by 4% in export markets because the gross margin of ERW pipes in the export markets increased by 5%. This increase was attributable primarily to the fact that (i) we were able to charge a comparatively higher selling price since our major customer in Africa required special anti-corrosive features for its ERW pipes and (2) we were able to benefit from the decreased purchase price with our hot-rolled steel strip suppliers.

We expect our overall average gross margin to grow as we expand our high-margin products.

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount		% of Total	Amount		% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Shipping and handling costs	1,815,080		46%	3,445,156		59%	(1,630,077)	(47)%
Payroll	519,251		13%	558,172		9.5%	(38,921)	(7)%
Travel	295,361		8%	556,677		9.5%	(261,316)	(47)%
Bid costs	289,470		7%	265,001		5%	24,469	9%
Other	1,033,342	(1)	26%	1,053,240	(2)	17%	(19,897)	(2)%
Total	3,952,504		100%	5,878,246		100%	(1,925,742)	(33)%

(1)	Includes business entertainment (6%), sales agent fees (1%), inspection and insurance (3%), office expenses (5%), utilities & vehicles (5%), depreciation expense (1%), and other expenses (5%).

(2)	Includes business entertainment (4%), sales agent fees (1%), inspection and insurance (1%), office expenses (4%), utilities & vehicles (4%), depreciation expense (1%), and other expenses (2%).

Selling and marketing expenses decreased by 33%, or approximately $1.9 million, to approximately $4.0 million for the year ended April 30, 2010 from approximately $5.9 million for the year ended April 30, 2009. This decrease was due primarily to a 47% decrease in shipping and handling costs and international travel, which resulted from the significant decrease in sales activities in the export sales markets during the year ended April 30, 2010.

We anticipate such expenses will revert to fiscal 2009 levels and beyond, as we expand our sales network and build our operations in additional regional markets in China and internationally.

General and Administrative Expenses

The table below sets forth a breakdown of our general and administrative expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount		% of Total	Amount		% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Payroll	822,462		27%	650,109		27%	172,353	27%
Depreciation and amortization	340,244		11%	263,147		11%	77,097	29%
Financial consulting fees	307,653		10%	254,791		8%	52,862	21%
Office expenses	344,354		12%	285,902		12%	58,452	20%
Business entertainment	205,772		7%	232,279		10%	(26,507)	(11)%
Other	983,057	(1)	33%	701,456	(2)	32%	281,601	40%
Total	3,003,542		100%	2,387,684		100%	615,858	26%

(1)
Includes retirement benefits (3%), travel (3%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (6%), endowment insurance (5%), insurance fees (2%), labor union fees (1%) and other expenses (5%).

(2)
Includes retirement benefits (3%), travel (3%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (6%), endowment insurance (5%), insurance fees (2%), labor union fees (1%) and other expenses (4%).

Our general and administrative expenses increased by 26%, or approximately $0.6 million, to approximately $3.0 million for the year ended April 30, 2010 from approximately $2.4 million for the year ended April 30, 2009, which increase was due to the following factors:

•	Payroll expenses increased by approximately $0.2 million, or 27%, compared with 2009, as a result of the increased average salary for administrative employees;

•
Other expenses increased by approximately $0.3 million, or 40% in 2010 compared to 2009. This increase was mainly due to increases in utilities and vehicles, endowment insurance and insurance fees in 2010.

We expect such expenses to increase as our business expands. We will also incur additional costs to meet the requirements of being a public company in the U.S., such as hiring additional staff with experience in U.S. GAAP and SEC reporting requirements and developing internal audit and disclosure controls and compliance functions. All of these measures will increase our general and administrative expenses in the periods following the filing of this transition report.

Interest Expense

Our financing costs consist of interest for short-term loans, product financing, bank acceptance notes and other borrowings and miscellaneous bank charges.

Interest expense increased by 6%, or approximately $0.6 million, to approximately $9.8 million for the year ended April 30, 2010 from approximately $9.2 million for the year ended April 30, 2009. This increase was due to increases in interest for bank loans and notes payable to third parties, and increased bank charges, offset by decreases in discount interest for bank acceptance notes and interest for product financing arrangements. The increased interest for bank loans resulted from increased average bank loans during the year ended April 30 2010, as well as increased average interest rates on our loans. The People’s Bank of China increased the benchmark of the interest rates for short-term loans from 5.6% for the fiscal year ended April 30, 2009 to 6.5% for the fiscal year ended April 30, 2010. Our lenders increased our interest rates accordingly. We reduced the loans approximately $200 million for our product financing arrangements and bank acceptance notes during the year ended April 30, 2010 led to interest in connection to financing arrangements and bank acceptance notes decreased.

Other Income, Net

Other income (expense), net, was a net income of $36,313 for the year ended April 30, 2010, compared to a net expense of $(91,537) for the year ended April 30, 2009. This resulted primarily from government subsidies of $89,486 in fiscal 2010, offset by overdue fines for tax payments of $44,399 during fiscal 2010.

Income Tax

Our income tax expense increased by 42%, or approximately $0.8 million, to approximately $2.9 million, for the year ended April 30, 2010, from approximately $2.0 million for the year ended April 30, 2009. The increase in income taxes for the year ended April 30, 2010 was due to our increased level of income.

In accordance with the relevant tax laws and regulations of the PRC, the applicable corporate income tax rate for our operating entities is 25%. Our effective income tax rate  was 30% and 29% for the years ended April 30, 2010 and 2009, respectively.

Net Income

As a result of the foregoing, our net income increased by 32%, or $1,603,683, to $6,576,366 for the year ended April 30, 2010 from $4,972,683 for the year ended April 30, 2009.

Our net profit margin increased to 4% in 2010 from 3% in 2009 due to improved gross margins and decreased selling and marketing costs in the year ended April 30, 2010, offset by increase in general and administrative costs, interest expense and income taxes.

For Nine Months Period Ended January 31, 2011 Compared With January 31, 2010

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our condensed consolidated statements of income for the nine months ended January 31, 2011 and 2010:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	146,455,472	100%	118,766,033	100%	27,689,439	23%

Cost of goods sold	(125,462,453)	(86)%	(99,605,081)	(84)%	(25,857,372)	26%
Gross profit	20,993,019	14%	19,160,952	16%	1,832,067	10%

Selling and marketing	(3,447,506)	(2)%	(3,017,835)	(3)%	(429,671)	14%
General and administrative	(2,762,907)	(2)%	(2,278,514)	(2)%	(484,393)	21%
Research and development	-		(24,001)	(0.02)%	24,001	(100)%
Income from operations	14,782,606	10%	13,840,602	12%	942,004	7%

Interest expense	(9,844,493)	(7)%	(6,368,063)	(5)%	(3,476,430)	55%
Interest income	1,874,907	1%	1,896,105	2%	(21,198)	(1)%
Other income (expense), net	1,503,919	1%	(19,146)	(0.02)%	1,523,065	(7955)%

Income before income taxes	8,316,939	6%	9,349,498	8%	(1,032,559)	(11)%

Income taxes	(2,342,280)	(2)%	(2,610,058)	(2)%	267,778	(10)%

Net income	5,974,659	4%	6,739,440	6%	(764,781)	(11)%

Net (loss) income attributable to non-controlling	(2,147)	-	(13,291)	(0.01)%	11,144	(84)%

Net income (loss) attributable to controlling interest	5,972,512	4%	6,726,149	6%	(753,637)	(11)%
Other comprehensive (loss) income
Foreign currency translation gain (loss)	1,353,184	1%	76,841	0.06%	1,276,343	1661%
Unrealized gain on marketable securities	2,166	-	12,444	0.01%	(10,278)	(83)%

Comprehensive income	7,327,862	5%	6,815,434	6%	512,428	8%

Revenues

Our revenues are derived from the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets. The following table sets forth a breakdown of our revenues by product, in the PRC and internationally, for the nine months ended January 31, 2011 and 2010, respectively:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Revenues:
PRC markets:
SSAW pipe	113,561,115	77.5%	91,739,277	77.2%	21,821,838	24%
ERW pipe	12,415,761	8.5%	1,576,914	1.3%	10,838,847	687%
Other(1)	11,735,804	8%	8,550,670	7.3%	3,185,134	37%
Subtotal	137,712,680	94.0%	101,866,861	85.8%	35,845,819	35%
Export markets
SSAW pipe	6,036,602	4.1%	9,050,150	7.6%	(3,013,548)	(33)%
ERW pipe	2,706,190	1.9%	7,849,022	6.6%	(5,142,832)	(66)%
Subtotal	8,742,792	6.0%	16,899,172	14.2%	(8,156,380)	(48)%

Total	146,455,472	100%	118,766,033	100%	27,689,439	23%

(1) Includes sales of gas equipment (0.3%) and scrap (3%), revenues generated by processing services we provided to customers (4.9%), other revenues (0.1%), less sales tax (0.3%).

Our revenues from sales in the PRC market increased $35,845,819 or 35%, to $137,712,680 for the nine months ended January 31, 2011 from $101,866,861 for the nine months ended January 31, 2010. The increase mainly resulted from the combined effect of the increased sales volume and sales unit price of SSAW pipe and ERW pipe. The sales unit price for SSAW pipe and ERW pipe reached an average increase of 4% and 14%, respectively.  The sales volume of both SSAW pipe and ERW pipe combined increased 27%, to 186,462 tons in nine months ended January 31, 2011 from 146,622 tons in nine months ended January 31, 2010.

The increased sales volume was attributable to the following factors:

•
As a result of the issuance of the national supporting policy and West-East Gas pipeline project(2) and the improvement of laws and regulations,  there was a great opportunity for the domestic market sales of SSAW pipe and ERW pipe. Therefore we put more effort into the domestic market.

•
The consistent good quality strengthened our reputation for our products, and we also maintained favorable relationships with old customers.  Therefore, more sales orders were obtained during the nine months ended January 31, 2011 compared with the same period last year.

(2)  The gas pipeline, a large infrastructure project in China, will transport clean fuel from Xinjiang to the energy-hungry Yangtze River Delta.

Revenues from SSAW pipe in the PRC market for the nine months ended January 31, 2011 was $113,561,115 and accounted for 78% of the total revenues in nine months ended January 31, 2011, which is approximately $22 million or 24% more than that of the nine months ended January 31, 2010. Sales volume was 171,168 tons for the nine months ended January 31, 2011, which increased 19% from 144,407 tons in the nine months ended January 31, 2010. The increase was attributable to increased demand for our SSAW pipe fueled by rapid industrialization and governmental capital expenditures on China’s infrastructure. In addition, our SSAW pipe with high-end and larger pipe diameters, which are popular among our customers, also contributed to the sales volume  increase 19%, and unit selling price increase of 4% as compared to sales in the same period last year. We also put effort in expanding sales in the petrochemical and thermal power areas, while strengthening the current heat natural gas pipe market for our products .

Revenues derived from the domestic sales of ERW pipe for the nine months ended January 31, 2011 was $12,415,761 and accounted for 8.5% of our total revenues. ERW sales increased $10,838,847 or 687% during the nine months ended January 31, 2010. Sales volume for ERW was 15,294 tons for the nine months ended January 31, 2011, which increased 590% from 2,215 tons in the nine months ended January 31, 2010. These increases were attributable to the large market demand for ERW pipe used in the thermal power and heat power industries. The average unit sales price increased 14%. It was mainly because the Company adjusted the unit price according to the market price of major raw materials.

Our revenues from export sales decreased $8,156,380, or 48%, to $8,742,792 for the nine months ended January 31, 2011 from $16,899,172 for the nine months ended January 31, 2010. Sales volume was 11,876 tons for the nine months ended January 31, 2011, which decreased by 42% from 20,383 tons in nine months ended January 31, 2010. The main reason for this decline was attributable to following: i) considering the strong demand in the domestic market and the increasing shipping costs to Africa which was in line with the increase in fuel costs, we reduced the production and sales volume to African countries since July 2010 as an adjustment to our market structure, and ii) Since the global market was increasingly competitive, the average unit sales price of ERW pipe decreased by 27%.

We expect our revenues to continue to grow as we seek to expand our sales network and to explore further markets.

Cost of Goods Sold

Our cost of goods sold is primarily comprised of the costs of raw materials, such as hot-rolled steel strip, labor costs, and manufacturing overhead. The costs of raw materials represented approximately 86% of the total costs of goods sold.

 Our total cost of goods sold increased by 26%, or approximately $25.9 million, to approximately $125.5 million for the nine months ended January 31, 2011 from approximately $99.6 million for the nine months ended January 31, 2010.

For the nine months ended January 31, 2011, our cost of goods sold relating to the PRC markets increased by $32,469,705, or 38%, to $118,091,468, compared with $85,621,763 for the comparable period in 2010. The increase was attributable to the following: (i) along with the increase in sales volume, our cost of direct materials increased, (ii) the labor costs increased since more steel pipe was produced by employees to meet the demand for our products sold, and (iii) we started to purchase some raw materials through a trading company instead of buying raw materials from manufacturing companies directly.  In this way, we negotiated higher purchase prices but we were granted longer payment terms with these suppliers which led to the increase in the cost of raw materials for the nine months ended January 31, 2011. The increase was mainly derived from the $20,932,565 or 27% increase of the cost of goods sold for SSAW pipe in the PRC markets.

Our cost of goods sold from export markets decreased by $6,612,333, or 47%, to $7,370,985 for the nine months ended January 31, 2011 from $13,983,318 for the nine months ended January 31, 2010. This decrease was mainly because that we reduced the production and sales volume in overseas markets and focused on our domestic markets.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold. Gross margin is equal to gross profit divided by revenues. Our gross profit increased by 10%, or approximately $1.8 million, to approximately $21 million for the nine months ended January 31, 2011 from approximately $19.2 million for the nine months ended January 31, 2010. The increase was due to the increased revenues generated by our product sales, especially from the sales in the PRC market of SSAW pipe and ERW pipe. The gross profit derived from sales of SSAW pipe and ERW pipe in the PRC increased by $889,273 and $1,687,253, respectively, as well as increased gross profit of $807,930, from our processing services rendered in the PRC, offset by decreased gross profit for SSAW pipe and ERW pipe of $695,408 and $848,639 from the export markets, respectively.

SSAW pipe and ERW pipe typically enjoy stable gross margins since the selling price is adjusted according to the market price fluctuation of raw materials.  The gross margin of SSAW pipe for the nine months ended January 31, 2011 decreased by 3% compared with that of the same period of 2010. This decrease resulted primarily from higher raw materials and labor costs used in production. To ease the capital demand pressure, we purchased some hot-rolled steel strip through a trading company which sold it at a higher price but provided longer payment terms compared with buying raw materials from manufacturing suppliers directly. This is the reason for the increase in the cost of raw materials in the nine months ended January 31, 2011.

Our gross profit in export markets decreased by $1,544,047, to $1,371,807 for the nine months ended January 31, 2011 as compared with $2,915,854 for the nine months ended January 31, 2010, and our gross margin for the nine months ended January 31, 2011 decreased by 1% from the nine months ended January 31, 2010. The gross margin for SSAW pipe in the export markets on average decreased by 2%. This was primarily due to the global market’s increased competition, which led to the average unit sales price decrease. The cost of raw materials increased at the same time as aforementioned.

We expect our overall average gross margin to grow as we further expand our higher-margin products and services.

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees, and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the periods indicated:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Shipping and handling costs	1,691,336	49%	1,450,508	48%	240,828	17%
Payroll	567,742	16%	453,442	15%	114,300	25%
Travel	147,813	4%	214,160	7%	(66,347)	(31)%
Bid costs	234,508	7%	246,334	8%	(11,826)	(5)%
Sales agent fees	107,506	3%	76,616	3%	30,890	40%
Business entertainment	275,857	8%	207,781	7%	68,076	33%
Inspection and insurance	176,585	5%	166,419	6%	10,166	6%
Office expenses	170,810	5%	147,637	5%	23,173	16%
Other	75,349	3%	54,938	1%	20,411	37%
Total	3,447,506	100%	3,017,835	100%	429,671	14%

The percentage of our selling and marketing expenses to our revenues was 2% and 3% for the nine months ended January 31, 2011 and 2010, respectively. Selling and marketing expenses increased by 14%, or $429,671, to $3,447,506 for the nine months ended January 31, 2011 from $3,017,835 for the nine months ended January 31, 2010. This increase was primarily due to: (i) an increase $240,828 in shipping and handling costs for more long distance domestic shipping and handling transactions incurred in nine months ended January 31, 2011, such as shipping to xinjiang province, PRC  (ii) an increase of $114,300 in payroll compared with last same period, as a result of the increased average salary for sales employees, and (iii) increased business entertainment of $68,070 in connection with the increasing sales activities, partially offset by decreases of $66,347 for overseas travel related expenses.

We anticipate such expenses will increase as we expand our sales network and build our operations in additional regional markets in China and overseas markets, and we expect such expenses will remain stable as a percentage of revenues in the near future.

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll, retirement benefits, travel, depreciation and amortization, financial consulting fees, legal consulting fees, office expenses, business entertainment, utilities & vehicles, land usage and property taxes and miscellaneous. The table below sets forth a breakdown of our general and administrative expenses for the periods indicated:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Payroll	729,982	26%	589,200	26%	140,782	24%
Retirement benefits	259,722	9%	123,949	5%	135,773	110%
Travel	101,668	4%	137,983	6%	(36,315)	(26)%
Depreciation and amortization	421,127	15%	239,247	11%	181,880	76%
Financial consulting fees	237,018	9%	277,043	12%	(40,025)	(14)%
Legal consulting fees	6,364	-	22,156	1%	(15,792)	(71)%
Office expenses	309,958	11%	246,827	11%	63,131	26%
Business entertainment	253,983	9%	306,618	13%	(52,635)	(17)%
Utilities & vehicles	151,663	6%	87,356	4%	64,307	74%
Land usage and property taxes	144,267	5%	144,078	6%	189	-
Miscellaneous	147,155	6%	104,057	5%	43,098	41%
Total	2,762,907	100%	2,278,514	100%	484,393	21%

Our general and administrative expenses increased by 21%, or $484,393, to $2,762,907 for the nine months ended January 31, 2011 from $2,278,514 for the nine months ended January 31, 2011, which was primarily due to following factors:

(i)
Payroll expenses increased by $140,782, or 24% compared with the nine months ended January 2010, as a result of the increased average salary for administrative employees to retain more employees to support our operations,

(ii)	Retirement benefit expenses increased by $135,773, or 110% compared with the nine months ended January 31, 2010, as a result of the increased basic salary and its base ratio for employees,

(iii)	Depreciation and amortization increased by $181,880, or 76% compared with the nine months ended January 31, 2010, due primarily to the increase in office equipment and motor vehicles and

(iv)
Miscellaneous expenses increased by $43,098, or 41% in the nine months ended January 31, 2011 compared to same period of 2010. This increase was mainly due to increases in welfare fees and insurance fees in the nine months ended January 31, 2011.

The percentage of our general and administrative expenses to our revenues was 2% for both periods.

We expect such expenses to increase as our business expands. We will also incur additional costs to meet the requirements of being a public company in the U.S., such as hiring additional staff with experience in U.S. GAAP and SEC reporting requirements and developing internal audit and disclosure controls and compliance functions. All of these measures will increase our general and administrative expenses in the periods following the filing of this transition report.

Interest Expense

Our financing costs consist of interest for short-term loans, product financing, bank acceptance notes and other borrowing and miscellaneous bank charges.

For the nine months ended January 31, 2011 and 2010, our interest expense was approximately $9.8 million and approximately $6.4 million, represented 7% and 5% of our revenues, respectively.

Interest expenses increased by 55%, or approximately $3.5 million, to approximately $9.8 million for the nine months ended January 31, 2011 from approximately $6.3 million for the nine months ended January 31, 2010. This increase was primarily due to the short-term bank loans interest which increased by approximately $0.7 million or 21% to approximately $4.3 million from $3.6 million for the nine months ended January 31, 2010. The increased bank loan interest was a result of increased average bank loans obtained during the nine months ended January 31, 2011, as well as a result of the increased average interest rate of our bank loans. The increased discount interest was primarily due to the increasing discount bank acceptance notes to purchase raw materials and to repay the product financing arrangements, as well as the increased average discount interest rate in the nine months ended January 31, 2011.

Other Income, Net

Other income (expense), net, was a net income of $1,503,919 for the nine months ended January 31, 2011, compared with a net expense of $(19,146) for the nine months ended January 31, 2010. This primarily resulted from i) the government subsidies of $111,874; ii) income from a forfeited long-aged customer deposit of $1,075,887. The deposit was aged over three years and the customer refused to implement the contracts. The amount was forfeited in line with the contract term ; iii) and compensation of $294,482 from a logistic company who breached a contract during the nine months ended January 31, 2011.

Income Tax

Our income tax expense decreased by 10%, or $267,778, to $2,342,280 for the nine months ended January 31, 2011 from $2,610,058 for the nine months ended January 31, 2010. The decrease in the income taxes was mainly due to the decrease in income before income taxes as a result of increase in interest expense.

In accordance with the relevant tax laws and regulations of the PRC, the applicable corporate income tax rate for operating subsidiaries is 25%. Our effective tax rate was 28% for the nine months ended January 31, 2011 and 2010.

Net Income

Primarily as a result of the foregoing, our net income decreased by 11%, or $764,781, to $5,974,659 for the nine months ended January 31, 2011 from $6,739,440 for the nine months ended January 31, 2010.

Our net profit margin decreased to 4% in nine months ended January 31, 2011 from 6% in nine months ended January 31, 2010, which was mainly attributable to the business expansion and increased interest expenses.

Liquidity and Capital Resources

The following table is a summary of our liquidity and capital resources for the reported periods:

	January 31, 2011	April 30, 2010
Cash and cash equivalents	$2,801,465	$6,413,448
Current assets	202,247,312	164,811,655
Current liabilities	(251,989,258)	(220,461,001)
Working capital	(49,741,946)	(55,649,346)
Shareholder’ equity	$54,533,956	$47,206,094

We had a working capital deficit of $(49,741,946) and $(55,649,346) at January 31, 2011 and April 30, 2010, respectively. Our working capital deficit was attributable to the significant levels of short-term debt that we have historically carried, reflected as follows at January 31, 2010 and April 30, 2010, respectively:

	January 31, 2011	April 30, 2010
Short-term bank borrowings	$112,798,503	$104,156,201
Due to a related party	3,310,289	1,426,048
Notes payable	55,436,601	43,080,547
Product and other financing arrangements	36,321,376	43,871,968
Total short-term debt	$207,866,769	192,534,764

We believe that we will generate sufficient cash during the next twelve months to fund our operations, service our debt and remain in a positive cash position based on anticipated revenues, which is received primarily in cash, and sources of short-term debt that we expect to be available to us.  Furthermore, we have generated positive net cash flow from our operating activities.  During the reporting years, we arranged a number of bank loans and other borrowings, including loans from related parties, notes to third parties, and products and other financing arrangements, as set forth in the table above, to satisfy our financing needs. As of the date of this report , we have not experienced any difficulty in raising funds through bank loans, and we have not experienced any liquidity problems in settling our payables in the normal course of business and repaying our bank loans when they are due. In addition, in 2010 and 2011, the Company obtained commitments from two shareholders Xudong Liu and Ning Li to provide working capital to the Company, if needed, in the form of notes payable or personal loans.

Since the global financial crisis happened in late 2008, the pipeline industry experienced a downturn and the Company was faced with a great development opportunity as a result of the issuance of the PRC national supporting policy. To improve our operations, we developed expanding market strategies for our SSAW pipe and ERW pipe that are high end and have larger diameters and enjoy higher gross margins. For example, in December, 2010, we have entered into several sales arrangements with some large stated-owned enterprises relating to our higher margin SSAW pipes, with projected aggregate sales over $40 million during 2011. We also initiated cost control strategies in fiscal 2010 with regard to reducing selling and marketing costs as well as general management costs to improve profitability. We  also collected outstanding accounts receivable balances while maintaining strong business relationships with our customers during this period. We also negotiated, and continue to negotiate with our suppliers to extend our credit terms when needed.

For years ended April 30, 2010 and 2009

The following table sets forth movements of our cash flows for the years indicated:

	Year Ended April 30,
	2010	2009
	$	$
Net cash (used in) provided by operating activities	(27,381,738)	18,337,581
Net cash used in investing activities	(7,999,264)	(70,277,295)
Net cash provided by financing activities	39,822,114	46,959,262
Net increase (decrease) in cash and cash equivalents	4,441,112	(4,980,452)
Effect of exchange rate changes on cash	(7,893)	1,302,914
Cash and cash equivalents at beginning of year	1,980,229	5,657,767
Cash and cash equivalents at end of year	6,413,448	1,980,229

We believe that the level of financial resources is a significant factor for our future development and accordingly, we may determine from time to time to raise capital through private debt or equity financing to strengthen the our financial position, to expand our facilities and to provide us with additional flexibility to take advantage of business opportunities. No assurances can be given that we will be successful in raising such additional capital on terms acceptable to us.

Operating Activities

Net cash used in operating activities was $27,381,738 for the year ended April 30, 2010, which is primarily attributable to our net income of $6,565,542, adjusted by non-cash related expenses including depreciation and amortization of $6,059,318, deferred income taxes of $2,162,543, increase in accounts receivable of $19,584,747, increase in inventories of $13,492,642, increased in prepayment for goods of $6,271,627 and increase in accounts payable of $5,504,797, offset by decrease in customer deposits of $9,723,281.

For the year ended April 30, 2009, net cash provided by operating activities was $18,337,581. This was primarily due to the net income of $4,966,604, adjusted by non-cash related expenses including depreciation and amortization of $4,692,407 and deferred income taxes of $1,048,682, plus a net increase in working capital items of $7,623,809. The net increase in working capital items was mainly due to the decrease in accounts receivable of $5,086,132, inventory of $1,651,827 and decrease in prepayment for goods of $4,043,982 and accounts payable of $903,561. The net increase in working capital items was partially offset by decrease in customer deposits of $7,129,559.

Investing Activities

Net cash used in investing activities was $7,999,264 for the year ended April 30, 2010. It was primarily due to the decreases in $12,219,842 for notes receivable and offset by the purchases of plant and equipment of $4,713,221, purchases of construction in progress of $1,215,685, payment for deposit of land use rights of $1,075,222, increases in notes receivable from related parties of $8,229,824, accrued interest from related parties of $1,400,532 and payment for long-term investment of 3,510,915.

Net cash used in investing activities was $70,277,295 for the year ended April 30, 2009, which is primarily attributable to decreases in notes receivable from related parties of $5,608,493 and offset by the purchases of plant and equipment of $1,737,126, purchases of construction in progress of $5,118,570, increases in notes receivable of $3,556,126, accrued interest from related parties of $1,743,883, advances to related parties of $20,033,494 and purchases of a subsidiary of $43,696,589.

Financing Activities

Net cash provided by financing activities was $39,822,114 for the year ended April 30, 2010, which is primarily attributable to decreases in restricted cash of $9,076,908, proceeds from short-term loans of $196,021,252, proceeds from product financing arrangements of $110,745,373, offset by repayments of short-term loans of $156,517,145, repayments for product financing arrangements of $105,917,373 and decreases in notes payable of $13,586,901.

Net cash provided by financing activities was $46,959,262 for the year ended April 30, 2009, which is primarily attributable to increases in capital contribution of $38,562,951, proceeds from short-term loans of $112,724,383, proceeds from product financing arrangements of $112,009,255 and increases in notes payable of $14,885,347, offset by increases in restricted cash of $21,729,776, repayments of short-term loans of $98,510,063 and repayments for product financing arrangements of $110,982,835.

For Nine Months Ended January 31, 2011 and 2010

The following table sets forth movements of our cash flows for the periods indicated:

	Nine Months Ended January 31,
	2011	2010
	$	$
Net cash (used in) operating activities	(2,680,375)	(14,639,830)
Net cash used in investing activities	(10,901,140)	(19,039,538)
Net cash provided by financing activities	4,954,846	36,582,335
Net (decrease) increase in cash and cash equivalents	(8,626,669)	2,902,967
Effect of exchange rate changes on cash	5,014,686	309,048
Cash and cash equivalents at beginning of period	6,413,448	1,980,229
Cash and cash equivalents at end of period	2,801,465	5,192,244

We believe that the level of financial resources is a significant factor for our future development and accordingly, we may determine from time to time to raise capital through private debt or equity financing to strengthen the Company’s financial position, to expand our facilities and to provide us with additional flexibility to take advantage of business opportunities. No assurances can be given that we will be successful in raising such additional capital on terms acceptable to us.

Operating Activities

Net cash used in operating activities was $2,680,375 for the nine months ended January 31, 2011, which is primarily attributable to our net income of $5,972,512, adjusted by non-cash related expenses including depreciation and amortization of $5,198,086, deferred income taxes of $2,222,345, increase in accounts receivable of $6,884,115, increase in inventories of $16,416,501, increased in prepayment for goods of $6,946,901, increase in accounts payable of $7,916,397and increase in customer deposits of $6,764,232.

For the nine months ended January 31, 2010, net cash used in operating activities was $14,639,830. This was primarily due to the net income of $6,726,149, adjusted by non-cash related expenses including depreciation and amortization of $4,446,983 and deferred income taxes of $2,500,449, plus a net decrease in working capital items of $28,326,703. The net decrease in working capital items was mainly due to the increase in accounts receivable of $11,245,336 and in inventories of $2,070,073, the increase in prepayment for goods of $8,483,165 and accounts payable of $9,129,452. The net decrease in working capital items was partially offset by decrease in customer deposits of $14,768,470.

Investing Activities

Net cash used in investing activities was $10,901,140 for the nine months ended January 31, 2011. It was primarily due to the increases in $5,508,071 for notes receivable, purchases of plant and equipment of $2,317,208, increases in $1,638,400 from related parties and accrued interest from related parties of $1,422,556.

Net cash provided by investing activities was $19,039,538 for the nine months ended January 31, 2010, which is primarily attributable to decreases in notes receivable of $6,066,009 and offset by the purchases of plant and equipment of $2,345,552, purchases of construction in progress of $2,179,412, increases in accrued interest from related parties of $1,061,540, advances to related parties of $17,655,773 and payment for long-term investment of $1,760,723.

Financing Activities

Net cash provided by financing activities was $4,954,846 for the nine months ended January 31, 2011, which is primarily attributable to proceeds from short-term loans of $165,183,142, proceeds from product financing arrangements of $96,134,499 and increases in notes payable of $10,499,318, offset by increases in restricted cash of $1,035,881, repayments of short-term loans of $160,629,750 and repayments for product financing arrangements of $105,196,482.

Net cash provided by financing activities was $36,582,335 for the nine months ended January 31, 2010, which is primarily attributable to decreases in restricted cash of $23,279,452, proceeds from short-term loans of $142,761,033 and proceeds from product financing arrangements of $42,191,311, offset by repayments of short-term loans of $109,380,731, repayments for product financing arrangements of $28,566,770 and decreases in notes payable of $33,701,960.

5.C.  Research and Development, Patents and Licenses, etc.

See the sections entitled  “Research and Development” and “Intellectual Property” in Item 4.B above.

5.D.  Trend Information

See discussion in Parts A and B of this item.

Off-Balance Sheet Commitments and Arrangements

For Year Ended April 30, 2010

(1)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Rong Xiang Trading Co., Ltd. (“SXRX”). If SXRX defaults on the repayment of its bank loans when they fall due, the Company is required to repay the outstanding balance. As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXRX was $4,388,660, which consists of the following:

April 30, 2010
Due November 14, 2010 (expired)	$2,194,330
Due October 27, 2010 (expired)	2,194,330
Total	$4,388,660

(2)
As of April 30, 2010, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd with a guarantee amount of $2,925,773, due May 26, 2010 (expired).

(3)
As of April 30, 2010, the Company entered into four guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Tongyuan Industrial Group Co., Ltd. (“SXTY”). SXTY also provided a cross guarantee for bank loans of $5,851,546 borrowed by the Company. As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXTY was $7,753,299, which consists of the following:

April 30, 2010
Due January 14, 2011 (expired)	$2,633,196
Due August 5, 2010 (expired)	3,657,216
Due April 24, 2011 (expired)	1,462,887
Total	$7,753,299

(4)
As of April 30, 2010, the Company entered into one guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Wanbang Industry and Trade Co., Ltd. (“SXWB”) with a guarantee amount of $4,388,660, due June 4, 2010 (expired). SXWB also provided a cross guarantee for the short-term loan of $2,925,773 borrowed by the Company.

(5)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Taishi Metallurgy Industry Group Co., Ltd. (“SXTS”). SXTS also provided a cross guarantee for bank loans of $2,925,773 borrowed by the Company. As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXTS was $7,314,433, which consists of the following:

April 30, 2010
Due May 18, 2011 (expired)	$4,388,660
Due February 24, 2011 (expired)	2,925,773
Total	$7,314,433

(6)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd (“TYNM”). As of April 30, 2010, the guarantee provided for bank loans borrowed by TYNM was $2,121,186, which consists of the following:

April 30, 2010
Due April 30, 2011 (expired)	$1,097,165
Due November 4, 2010 (expired)	1,024,021
Total	$2,121,186

(7)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Guanghua Pipe produce Co., Ltd. (“SXGH”). SXGH also provided a cross guarantee for bank loan of $4,388,660 borrowed by the Company. As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXGH was $29,257,732, which consists of the following:

April 30, 2010
Due October 10, 2010 (expired)	$7,314,433
Due April 13, 2010 (expired)	7,314,433
Due October 10, 2016 (expired)	14,628,866
Total	$29,257,732

(8)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi XinDayu Material Co., Ltd. (“SXXD”). SXXD also provided a cross guarantee for bank loans of $4,388,660 borrowed by the Company. As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXXD was $3,218,351, which consists of the following:

April 30, 2010
Due December 16, 2010 (expired)	$1,462,887
Due March 25, 2011 (expired)	1,755,464
Total	$3,218,351

(9)
As of April 30, 2010, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Changxin Steel Co., Ltd. from the Huaxia Bank with a guarantee amount of $1,755,464, due September 13, 2010 (expired).

(10)
As of April 30, 2010, the Company entered into a guarantee contract to serve as guarantor for the bank loans borrowed by the Shanxi Xinhuayuan Trading Co., Ltd. from the Jinshang  Bank with a guarantee amount of $1,755,464, due June 25, 2010 (expired).

All the guarantee liabilities due before July 30, 2011 were subsequently released since the debtors repaid the loans.

Other than the arrangement described above, as of April 30, 2010, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions of foreign currency forward contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

For Nine Months Ended January 31, 2011

(1)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Rong Xiang Trading Co., Ltd. (“SXRX”). If SXRX defaults on the repayment of its bank loans when they fall due, the Company is required to repay the outstanding balance. As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXRX was $ 3,949,627, which consists of the following:

January 31, 2011
Due November 15, 2011	$1,670,996
Due October 25, 2011	2,278,631
Total	$3,949,627

(2)
As of January 31, 2011, the Company entered into three guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd with a guarantee amount of $4,481,307, which consists of the following:

January 31, 2011
Due July 12, 2011 (expired)	$2,278,631
Due April 30, 2011 (expired)	1,139,315
Due May 19, 2011 (expired)	1,063,361
Total	$4,481,307

(3)
As of January 31, 2011, the Company entered into four guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Tongyuan Industrial Group Co., Ltd. (“SXTY”). SXTY also provided a cross guarantee for bank loans of $9,114,524 borrowed by the Company. As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXTY was $8,354,980, which consists of the following:

January 31, 2011
Due February 24, 2011 (expired)	$3,797,718
Due April 24, 2011 (expired)	1,519,087
Due May 19, 2011 (expired)	3,038,175
Total	$8,354,980

(4)
As of January 31, 2011, the Company entered into one guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Wanbang Industry and Trade Co., Ltd. (“SXWB”) with a guarantee amount of $4,557,262, due November 29, 2011. SXWB also provided a cross guarantee for the short-term loan of $10,633,611 borrowed by the Company.

(5)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Taishi Metallurgy Industry Group Co., Ltd. (“SXTS”). SXTS also provided a cross guarantee for bank loans of $9,114,524 borrowed by the Company. As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXTS was $7,595,437, which consists of the following:

January 31, 2011
Due February 24, 2011 (expired)	$3,038,175
Due May 19, 2011 (expired)	4,557,262
Total	$7,595,437

(6)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Guanghua Pipe produce Co., Ltd. (“SXGH”). SXGH also provided a cross guarantee for bank loan of $15,950,417 borrowed by the Company. As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXGH was $30,381,747, which consists of the following:

January 31, 2011
Due April 13, 2011(expired)	$7,595,437
Due October 29, 2011	7,595,437
Due October 12, 2016	15,190,873
Total	$30,381,747

(7)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi XinDayu Material Co., Ltd. (“SXXD”). SXXD also provided a cross guarantee for bank loans of $4,557,262 borrowed by the Company. As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXXD was $6,312,726, which consists of the following:

January 31, 2011
Due June 10, 2011 (expired)	$4,557,262
Due March 25, 2011 (expired)	1,755,464
Total	$6,312,726

(8)
As of January 31, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Changxin Steel Co., Ltd. from the Huaxia Bank with a guarantee amount of $1,670,996, due September 27, 2011.

(9)
As of January 31, 2011, the Company entered into two guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Dalian Binggong Trading Co., Ltd. with a guarantee amount of $12,152,699, which consists of the following:

January 31, 2011
Due September 3, 2011	$4,557,262
Due July 18, 2011 (expired)	7,595,437
Total	$12,152,699

(10)
As of January 31, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Xin Bang Trading Co., Ltd. (“SXXB”) from the China Minsheng Bank with a guarantee amount of $6,076,349, due September 26, 2011. SXXB also provided a cross guarantee for bank loans of $6,076,349 borrowed by the Company.

(11)
As of January 31, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Jintaoyuan Coal Co., Ltd. from the China Minsheng Bank with a guarantee amount of $30,381,747, due January 31, 2012.

All the guarantee liabilities due before July 30, 2011 were subsequently released since the debtors repaid the loans.

Other than the arrangement described above, as of January 31, 2011, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions of foreign currency forward contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

5.F.  Tabular Disclosure of Contractual Obligations

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors which may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of January 31, 2011, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	Over 1 year
Contractual Obligations:
Short-term bank borrowings	$112,798,503	$112,798,503	$-
Notes payable	55,436,601	55,436,601	-
Product finance arrangements	36,321,376	36,321,376	-
Total Contractual Obligations:	$204,556,480	$204,556,480	$-

Short-term bank borrowings consists of secured and unsecured borrowings from Agriculture Bank of China, Bank of Communications, Everbright Bank, China Construction Bank, China Bohai Bank, China Merchants Bank, CITIC Bank, Industrial , Commercial Bank of China and etc..

Notes payable includes loan from unrelated parties and bank acceptance notes.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management
Prior to the date of our business combination, Wei Guo served as our sole director and executive officer.  Mr. Guo’s service was terminated on the date of our business combination.  Since the date of our business combination, the following individuals have served as our directors and executive officers:

Name	Position	Age
Xudong Liu	Chairman	31
Ning Li	Chief Executive Officer and Director	42
Hongteng Yang	Chief Financial Officer	55
Lizi Liu	Director	46

Mr. Liu has served in various capacities for our company’s operating entities since 2003.  Specifically, from 2003 to 2005, Mr. Liu served as General Manager for Xi’an Guolian Spiral Tubulation Co., Ltd. and since 2004, Mr. Liu has served as chairman of a number of our operating entities.  In addition, Mr. Liu has been serving as General Manager of Taiyuan Tianlong Machine Manufacture Co., Ltd., a related party of ours.  Since 2007, Mr. Liu has been elected as Representative of the National People’s Congress (NPC)and Member of the National Committee of the Chinese People's Political Consultative Conference (CPPCC) for the Yuci District of Jinzhong City, Shanxi Province.

Mr. Ning Li has served in various capacities for our company’s operating entities since 2002.  Specifically, from 2002 to 2005, Mr. Li served as Sales Manager of Shanxi Guolian Spiral Tubulation Co., Ltd., in 2006, Mr. Li served as General Manager of Xi’an Guolian Spiral Tubulation Co., Ltd. and since 2007, Mr. Li has been serving as General Manager of Shanxi Guolian Pipe Industry Group Co., Ltd.  In 1991, Mr. Li graduated from North China Institute of Petroleum Technology, majoring in the internal combustion engine.  In 2010, Mr. Li graduated from Shanxi University, Bachelor Degree in administration management.

Mr. Lizi Liu served as General Manager of Shanxi Guolian Spiral Tubulation Co., Ltd. from 1999 until 2006.  Since 2007, Mr. Liu has been serving as Vice Chairman of the Board of Shanxi Guolian Pipe Industry Group Co., Ltd.  From May 2008 to July, 2011, Mr. Liu served as Chairman of the Board of Shanxi Liaoyuan Equestrian Club.  Since July 2011, Mr. Liu has been serving as Chairman of the Board of Jinzhong Mingle Agro-Ecological Manor.  From 2001 to 2006, Mr. Liu was elected as the Representative of NPC for Yuci District of Jinzhong City, Shanxi Province.  Earlier this year, Mr. Liu was elected as the Representative of NPC for Yuci District of Jinzhong City, Shanxi Province.

Ms. Hongteng Yang has served in various capacities for our company’s operating entities since 2001.  Specifically, Ms. Hongteng served as Deputy General Manager of Shanxi Guolian Spiral Tubulation Co., Ltd. from 2001 to 2002.  Since 2003, Ms. Yang served as Deputy General Manager of Shanxi Guolian.

Messrs. Xudong Liu, Ning Li and Lizi Liu, our directors since the date of our business combination, will serve as directors until our next annual general meeting and until their successors are duly elected and qualified.

Other than Lizi Liu’s being Xudong Liu’s uncle, there are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation

Director Compensation

Our directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

Prior to the business combination, no executive officer of the Shell Company had received any cash compensation for services rendered to the Shell Company.

Rich Mountain has no options or long-term compensation plans.

6.C. Board Practices

Board Composition and Terms of Directors and Officers

Our board of directors currently consists of three directors: Xudong Liu, Ning Li and Lizi Liu, none of whom qualifies as an independent director.

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director holds office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by resolution of shareholders or a resolution of directors in accordance with the memorandum and articles of association.

The directors may at any time by resolution of directors appoint any person to be a director to fill a vacancy. There is a vacancy if a director dies or otherwise ceases to hold office as a director. The directors may not appoint a director to fill a vacancy for a term exceeding the term that remained when the person ceasing to be a director ceased to hold office.

Our officers are appointed by resolution of our directors and hold office until removed from office by our directors, whether or not a successor is appointed.

Committees of the Board of Directors

We currently do not have any committees under our board of directors.

Duties of Directors

Under the laws of the British Virgin Islands, a director in exercising their powers or performing their duties shall act honestly and in good faith and in what the director believes to be the best interests of the company. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to take legal action if a duty owed by our directors is breached.

We have not entered into a director service contract with any of our directors

6.D.  Employees

See the discussion under the heading “Employees” in Item 4.B. above.

6.E.  Share Ownership

As of the date hereof, 12,000,000 of our ordinary shares are outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from other any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of the date hereof, no ordinary shares were held by record holders in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of July 30, 2011.

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 30, 2011 by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is No 1. Road, Yuci Industrial Park, Jin Zhong City,Shanxi Province, 030600, People’s Republic of China.

	Shares Beneficially Owned
	Number	%
Directors, Executive Officers and 5% Shareholders:
Xudong Liu	7,632,000	63.6%
Ning Li	660,000	5.5%
Lizi Liu	900,000	7.5%
Hongteng Yang	288,000	2.4%
Total	9,480,000	79.0%

Stock Options

We do not currently have a stock option plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B.  Related Party Transactions

Contractual Arrangements

See discussion above under “History and Development of the Company – Contractual Arrangements” for a discussion about the arrangements between Shanxi Shipaipu, Shanxi Ruixingtong, SXGL and Shanxi Zhonglian.

Issuance of Shares to Related Parties

On July 30, 2011, The Shell Company issued 63.6% of its equity to Mr. Xudong Liu, the chairman of SXGL and the owner of the an entity that owned 63.6% of the equity of RISE KING. Mr. Xudong Liu received 7,632,000 shares in the Shell Company in exchange for his shares in RISE KING pursuant to the terms of the business combination.

On July 30, 2011, The Shell Company issued 7.5% of its equity to Mr. Lizi Liu, the uncle of Mr. Xudong Liu, the vice general manager of SXGL and the owner of an entity that owned 7.5 % of the equity of RISE KING. Mr. Xudong Liu received 900,000 shares in the Shell Company in exchange for his shares in RISE KING pursuant to the terms of the business combination.

On July 30, 2011, The Shell Company issued 5.5% of its equity to an entity owned by Ning Li, who is the the general manager of SXGL and the owner of an entity that owned 5.5% of the equity of RISE KING ,. Mr. Li received 660,000 shares in our company in exchange for his shares in RISE KING pursuant to the terms of the business combination.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A.  Offer and Listing Details

Not Applicable.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our ordinary shares are not currently traded on any exchange.

9.D.  Selling Shareholders

Not Applicable.

9.E.  Dilution

Not Applicable.

9.F.  Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.  Share Capital

Authorized/Issued Capital

Since July 20, 2011, on which date we amended our memorandum and articles of association in connection with our business combination, we are authorized to issue 100,000,000 ordinary shares, par value $0.01 per share.

The Shell Company issued 50,000 shares to its original shareholder.  These shares were subsequently increased to 5,000,000 upon the change in the par value of our shares from $1.00 to $0.01 on July 20, 2011.  These 5,000,000 shares were sold to the former shareholders of RISE KING pursuant to the business combination.  In addition, we issued 7,000,000 new ordinary shares on July 30, 2011 to the former shareholders of RISE KING pursuant to the business combination.

Shares Not Representing Capital

Not Applicable.

Shares Held By Company

Not Applicable.

Resolutions/Authorizations/Approvals

Not Applicable.

10.B.  Memorandum and Articles of Association

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association.  We may amend our memorandum and articles of association generally by a special resolution of our shareholders.

The following description of certain provisions of our memorandum and articles of association does not propose to be complete and is qualified in its entirety by our memorandum and articles of association included as an exhibit hereto.

Corporate Powers

The Shell Company was incorporated under the BVI Act on January 5, 2010.  Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Act, as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors.  Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

There is no cumulative voting by shareholders for the election of directors.  We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon not less than three days notice having been given to all directors. Decisions made by the directors at meetings shall be made by a majority of the directors.  There must be at least a majority of the directors (with a minimum of two) at each meeting.

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors.  A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction.  A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

We are currently authorized to issue 100,000,000 ordinary shares.  The shares are made up of one class and one series, namely ordinary shares with a par value of $0.01 per share.  The ordinary shares have one vote each and have the same rights with regard to dividends paid by the company and distributions of the surplus assets of the company.

We may purchase, redeem or acquire our shares, provided that we obtain the consent of the member whose shares are being purchased, redeemed or otherwise acquired.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may, without limiting or affecting any right of holders of existing shares, offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

If we issue shares of more than one class, we will further amend and restate our Memorandum and Articles of Association to reflect the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) as may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholders Meetings

Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors.  Meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares.  Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 10 days prior to the date of the meeting, with certain limited exceptions.  The written notice will state the place, time and business to be conducted at the meeting.  The shareholders listed in our share register on the date prior to the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, together with an absolute majority of the remaining votes, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver.  The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy.  No business may be transacted at any meeting unless a quorum of shareholders is present.  A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Act, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Act, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Act, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

10.C.  Material Contracts

Material contracts are disclosed elsewhere in this Form 20-F.

10.D.  Exchange Controls

British Virgin Islands

There are no exchange control regulations imposed on us or our shareholders under British Virgin Islands law.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E.  Taxation

The following summary of the material tax consequences of an investment in our ordinary shares relevant to our shareholders is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under U.S. federal, state and local tax laws or non-PRC and non-BVI tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

British Virgin Islands Taxation

All dividends, interests, rents, royalties, compensations and other amounts paid by us are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities are not subject to any form of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.  We will only be liable to pay payroll tax with respect to employees employed and working in the British Virgin Islands.  We do not currently have, and do not intend to have in the near future, any employees in the British Virgin Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax.

On March 16, 2007, the PRC National People’s Congress approved and promulgated a new PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. Under the new tax law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” are located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. It remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to PRC income tax as to our worldwide income at a uniform income tax rate of 25%. In addition, the new tax law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the new tax law provides that an income tax rate of 10% is normally applicable to dividends payable for earnings derived since January 1, 2008 to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a British Virgin Islands holding company and substantially all of our income is derived from dividends, if any, we receive from our operating subsidiaries located in China. Thus, dividends payable to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the new tax law.

Under the currently available guidance of the new tax law, dividends payable by us to our shareholders should not be deemed to be derived from sources within China and therefore should not be subject to withholding tax at 10%, or a lower rate if reduced by a tax treaty or agreement. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of our shares should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

10.F.  Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

10.G.  Statement by Experts

The consolidated financial statements of the Company as of and for the years ended April 30, 2010, and 2009, included herein, have been audited by Weinberg & Company, P.A., independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

10.H.  Documents on Display

The Company’s documents can be viewed at its headquarters, located at: No. 1 Road, Yuci Industrial Park. Jinzhong City, Shanxi Province  Shanxi Guolian Pipe Industry Group Co., Ltd.. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of April 30, 2010 and 2009, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

Foreign exchange risk

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation risk

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTIING FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 30, 2011, our board of directors approved the engagement of Sherb & Co. as our independent registered public accounting firm for the year ended April 30, 2010. The board determined not to renew the engagement of Li & Company, PC as our independent registered public accounting firm.

The board of directors determined to engage Weinberg & Company, P.A. in order to realize economies and efficiencies, since Weinberg & Company, P.A. acted as the independent registered public accounting firm for Shanxi Guolian prior to the business combination.

The report of Li & Company, PC on the financial statements of the Company as of February 28, 2010 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the period ended February 28, 2010, there were no disagreements with Li & Company, PC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Li & Company, PC, would have caused Li & Company, PC to make reference to the matter of such disagreements in their reports.

We engaged Weinberg & Company, P.A. as our new independent registered public accounting firm as of July 30, 2011. During our two most recent fiscal years neither our company nor anyone on its behalf has consulted with Weinberg & Company, P.A. regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided by Weinberg & Company, P.A. that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined by SEC regulations, or a reportable event, as that term is defined by SEC regulations.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained herein, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association
1.2	Amended and Restated Articles of Association
4.1
Share Exchange Agreement by and among Rich Mountain Enterprises Limited, the shareholder of Rich Mountain Enterprises Limited, Rise King Management Limited, and the shareholders of Rise King Management Limited, dated July 30, 2011

4.2	Form of Employment Contract by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers
4.3	Form of Non-Disclosure Agreement by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers
4.4	Form of Purchase Contract between Shanxi Taigang Stainless Steel Co., Ltd. and Shanxi Guolian Pipe Industry Group Co., Ltd.
4.5	Purchase and Sale Agreement on Hot Rolled Steel Strip, dated January 1, 2008, between Shanxi Yuci Guolian Steel Pipe Co., Ltd. and Delong Steel Co., Ltd.
4.6	Warehousing, Purchase and Sale Agreement on Medium-Width Steel Strips, dated March 31, 2009, between Shanxi Guolian Spiral Tabulation Co., Ltd. and Lingyuan Iron & Steel Co., Ltd.
4.7	Purchase and Sale Contract, dated August 5, 2008, between Shanxi Guolian Pipe Industry Group Co., Ltd. and Dalian Binggong Trade Co., Ltd.
4.8	Exclusive Business Cooperation Agreement between Shanxi Ruixingtong Business Consulting Co., Ltd. and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011
4.9	Exclusive Option Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011
4.10	Share Pledge Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011
4.11	Power of Attorney Authorized by Juan Kong to Shanxi Ruixingtong Business Consulting Co., Ltd. dated April 3, 2011
4.12	Exclusive Business Cooperation Agreement between Shanxi Shipaipu Business Consulting Co., Ltd. and Shanxi Guolian Pipe Industry Group Co., Ltd. dated April 3, 2011
4.13	Exclusive Option Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011
4.14	Share Pledge Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011
4.15	Power of Attorney Authorized by Xudong Liu to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011
4.16	Power of Attorney Authorized by Liu Lizi to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011
8.1	Subsidiaries of the Registrant
15.1	Consent of Weinberg & Company, P.A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sino Oil & Gas Pipe Holdings Limited (formerly Rich Mountain Enterprises Ltd.)

By:	/s/ Xudong Liu
Name: Xudong Liu
Title: Chairman

Date: August 1, 2011

RISE KING MANAGEMENT LIMITED

AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

JANUARY 31, 2011 AND 2010

(UNAUDITED)

RISE KING MANAGEMENT LIMITED
AND SUBSIDIARIES

CONTENTS

PAGES	1-2	CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JANUARY 31, 2011 AND APRIL 30, 2010 (UNAUDITED)

PAGE	3	CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010 (UNAUDITED)

PAGES	4-5	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010 (UNAUDITED)

PAGES	6-40	NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED JANUARY 31, 2011 (UNAUDITED)

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
 (UNAUDITED)

ASSETS
	January 31,	April 30,
	2011	2010
CURRENT ASSETS
Cash and cash equivalents	$2,801,465	$6,413,448
Restricted cash	50,114,660	49,078,779
Accounts receivable, net of allowance for doubtful accounts of $224,172 and $215,878 at January 31, 2011 and April 30, 2010, respectively	42,087,560	35,211,738
Marketable securities	198,307	178,467
Inventories	46,158,891	29,742,389
Notes receivable	15,916,907	9,921,858
Prepayments for goods	23,157,116	16,246,032
Prepaid expenses and other receivables	3,007,557	1,766,315
Due from employees	648,366	409,322
Due from related parties	16,545,980	13,023,340
Interest receivable from related parties, current portion	1,610,503	886,240
Deferred tax assets	-	1,933,727
Total Current Assets	202,247,312	164,811,655

LONG-TERM ASSETS
Plant and equipment, net	55,450,860	56,488,868
Land use rights, net	2,884,350	2,826,947
Long-term investment	3,797,718	3,657,216
Deposit for land use right	1,116,529	1,075,222
Notes receivable from related parties	29,801,014	28,698,483
Interest receivable from related parties	2,600,242	1,772,481
Deferred tax assets	1,350,280	1,059,167
Goodwill	7,389,597	7,389,597
Total Long-Term Assets	104,390,590	102,967,981

TOTAL ASSETS	$306,637,902	$267,779,636

See accompanying notes to the condensed consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
 (UNAUDITED)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	January 31,	April 30,
	2011	2010
CURRENT LIABILITIES
Short-term bank borrowings	$112,798,503	$104,156,201
Accounts payable	17,166,365	9,249,968
Customer deposits	20,478,373	13,714,140
Due to related parties	3,310,289	1,426,048
Notes payable	55,436,601	43,080,547
Product and other financing arrangements	36,321,376	43,871,968
Deferred tax liabilities	579,732	-
Income tax payable	1,268,454	1,264,157
Other payables and accrued expenses	4,629,565	3,697,972
Total Current Liabilities	251,989,258	220,461,001

TOTAL LIABILITIES	251,989,258	220,461,001

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $1 par value; 50,000 shares authorized, issued and outstanding	50,000	50,000
Additional paid-in capital	52,584,504	52,584,504
Retained deficit	(303,993)	(6,276,505)
Accumulated other comprehensive income	2,203,445	848,095
TOTAL SHAREHOLDERS’ EQUITY	54,533,956	47,206,094

NON-CONTROLLING INTEREST	114,688	112,541

TOTAL EQUITY	54,648,644	47,318,635

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$306,637,902	$267,779,636

See accompanying notes to the condensed consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
 (UNAUDITED)

	Nine Months Ended January 31,
	2011	2010
REVENUES	$146,455,472	$118,766,033
COST OF GOODS SOLD	(125,462,453)	(99,605,081)
GROSS PROFIT	20,993,019	19,160,952

Selling and marketing	(3,447,506)	(3,017,835)
General and administrative	(2,762,907)	(2,278,514)
Research and development	-	(24,001)
INCOME FROM OPERATIONS	14,782,606	13,840,602

Interest expense	(9,844,493)	(6,368,063)
Interest income	1,874,907	1,896,105
Other income (expense), net	1,503,919	(19,146)

INCOME BEFORE INCOME TAXES	8,316,939	9,349,498

INCOME TAXES	(2,342,280)	(2,610,058)

NET INCOME	5,974,659	6,739,440

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(2,147)	(13,291)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	5,972,512	6,726,149

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation loss	1,353,184	76,841
Unrealized gain (loss) on marketable securities	2,166	12,444
OTHER COMPREHENSIVE INCOME (LOSS)	1,355,350	89,285

COMPREHENSIVE INCOME	$7,327,862	$6,815,434

WEIGHTED AVERAGE SHARES
Basic and diluted	50,000	50,000
NET INCOME PER SHARE
Basic and diluted	$119.45	$134.52

See accompanying notes to the condensed consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

	Nine Months Ended January 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,972,512	$6,726,149
Adjustments to reconcile net income to net cash used in operating activities:
Non-controlling interest	2,147	13,292
Depreciation and amortization	5,198,086	4,446,983
Deferred income taxes	2,222,345	2,500,449
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(6,884,115)	(11,245,336)
Inventories	(16,416,501)	(2,070,073)
Prepaid expenses and other receivables	(1,205,425)	(990,096)
Prepayments for goods	(6,946,901)	(8,483,165)
Due from employees	(239,044)	(457,040)

Increase (Decrease) In:
Accounts payable	7,916,397	9,129,452
Other payables and accrued expenses	931,594	647,467
Income tax payable	4,298	(89,442)
Customer deposits	6,764,232	(14,768,470)
Net cash used in operating activities	(2,680,375)	(14,639,830)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(2,317,208)	(2,345,552)
Purchases of construction in progress	-	(2,179,412)
Purchases of marketable securities	(14,905)	(102,547)
(Increase) decrease in notes receivable	(5,508,071)	6,066,009
Accrued interest from related parties	(1,422,556)	(1,061,540)
Due from related parties	(1,638,400)	(17,655,773)
Payment for long-term investment	-	(1,760,723)
Net cash used in investing activities	(10,901,140)	(19,039,538)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	(1,035,881)	23,279,452
Proceeds from short-term loans	165,183,142	142,761,033
Repayments of short-term loans	(160,629,750)	(109,380,731)
Proceeds from product and other financing arrangements	96,134,499	42,191,311
Repayments for product and other financing arrangements	(105,196,482)	(28,566,770)
Increase (decrease) in notes payable	10,499,318	(33,701,960)
Net cash provided by financing activities	4,954,846	36,582,335

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,626,669)	2,902,967
Effect of exchange rate changes on cash	5,014,686	309,048
Cash and cash equivalents at beginning of period	6,413,448	1,980,229
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,801,465	$5,192,244

See accompanying notes to the condensed consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

	Nine Months Ended January 31,
	2011	2010

SUPPLEMENTARY CASH FLOW INFORMATION:
Income taxes paid	$90,822	$179,396
Interest paid	$8,142,991	$5,982,763

SUPPLEMENTAL NON-CASH DISCLOSURES:

1. During the nine months ended January 31, 2011 and 2010, $0 and $1,405,445 were transferred from construction in progress to plant and equipment, respectively.

See accompanying notes to the condensed consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Offshore Holding Company and Subsidiaries

RISE KING MANAGEMENT LIMITED, or RISE KING, was incorporated under the laws of the British Virgin Islands (“BVI”) on February 10, 2009 and was initially held by Mr. Xudong Liu and Mr. Li Ning, 90% and 10%, respectively. As of April 30, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

On April 30, 2009, pursuant to the acquisition agreements between RISE KING and the shareholder of Sound Way Enterprises Limited, or Sound Way, RISE KING purchased 100% of the outstanding shares of SOUND WAY.  As a result of the acquisition, SOUND WAY became a wholly-owned subsidiary of RISE KING. SOUND WAY was incorporated under the laws of the BVI on January 2, 2009, with Ms. Kong Juan as the initial sole shareholder. As of April 30, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

In April 2011, RISE KING acquired all of the outstanding equity of Brave King Enterprises Limited, or Brave King, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

In April 2011, SOUND WAY acquired all of the outstanding equity of MAJOR AIM ENTERPRISES LIMITED, or MAJOR AIM, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

In April, 2011, Brave King established a wholly owned subsidiary, Shanxi Shipaipu Business Consulting Co., Ltd., or Shanxi Shipaipu, a wholly foreign owned enterprise formed under the laws of the PRC.

In April, 2011, Major Aim established a wholly owned subsidiary, Shanxi Ruixingtong Business Consulting Co., Ltd., or Shanxi Ruixingtong, a wholly foreign owned enterprise formed under the laws of the PRC.

RISE KING, SOUNDWAY, BRAVE KING, MAJOR AIM, Shanxi Shipaipu and Shanxi Ruixingtong are holding companies. As a result of these transactions, each of SOUND WAY, BRAVE KING, MAJOR AIM, Shanxi Shipaipu and Shanxi Ruixingtong are wholly owned subsidiary of RISE KING and we manage and operate the business of the two variable interest entities SXGL and Shanxi Zhonglian through the VIE Agreements.

PRC Operating Companies

Shanxi Guolian Pipe Industry Group Co., Ltd., or SXGL is a PRC company formed on May 12, 2003, formerly known as Shanxi Yuci Guolian Steel Pipe Co., Ltd. ,or Yuci Guolian . Xudong Liu, our chairman and majority shareholder owns 89% and Lizi Liu, the Vice President of Board of Directors owns 11% of SXGL.

Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, is a PRC company formed on November 12, 2004. Juan Kong own 100% of Shanxi Zhonglian.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

In April 2011, Shanxi Shipaipu and Shanxi Ruixingtong entered into contractual agreements (known as a “variable interest entity” (VIE) arrangement) with SXGL and SXZL respectively, under which Shanxi Shipaipu and Shanxi Ruixingtong provide exclusive management and technical services and exclusive technology consulting services (collectively, the “Consulting Service Agreements”) to SXGL and SXZL, respectively, in exchange for substantially all of the net income of the SXGL and SXZL. As collateral to ensure the SXGL’s and SXZL’s payments under the Consulting Service Agreements, the shareholders of SXGL and SXZL, through an equity pledge agreement, pledged all of their rights and interests in the Company, including voting rights and dividend rights, to Shanxi Shipaipu and Shanxi Ruixingtong. In addition, the shareholders of SXGL and SXZL, through an exclusive option agreement, granted to Shanxi Shipaipu and Shanxi Ruixingtong an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in the Company when the purchase becomes permissible under the relevant PRC Law.

In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. After executing the service agreements, SXGL and SXZL are now considered a VIE.

The current corporate structure was completed as of April, 2011. Before the completion of the structure, all the companies included in this structure were under common control of the same major shareholder, Mr. Xudong Liu. The Company believes that it is proper to present the consolidated financial statements “as if” the structure was completed at the acquisition date of SOUND WAY.

The principal activities of RISE KING and its subsidiaries (the “Company”) are the design, development, manufacturing, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets.

Also see Note 25.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Detail of the Company’s operating subsidiaries as of January 31, 2011 are as follows:

Name	Place And Date Of Establishment/ Incorporation	Percentage of Ownership	Principal Activities
Shanxi Guolian Pipe Industry Group Co., Ltd. (“SXGL”)	Shanxi, PRC May 12, 2003.	VIE of Shanxi Shipaipu	Design, development, manufacturing, and commercialization of spiral submerged-arc welding (SSAW) pipe and electric resistance welding (ERW) pipe

Shanxi Guolian Spiral Tubulation Co., Ltd. (“ SXSP”)	Shanxi, PRC March 15, 2000.	97.7% owned by SXGL	Design, development, manufacture, and commercialization of spiral submerged-arc welding pipe (SSAW).

Xi'an Guolian Spiral Tubulation Co., Ltd. (“ XASP”)	Xian, PRC February 22, 2002.	99% owned by SXGL	Manufacture and sales of spiral submerged-arc welding pipe (SSAW).

Shanxi Guolian Pipe Technology Co., Ltd. (“SXPT “)	Shanxi, PRC June 14, 2007	100% owned by SXGL	Technology research, development and test of pipes

Shanxi Zhonglian Gas Development Co., Ltd (“SXZL”)	Shanxi, PRC November 12, 2004.	VIE of Shanxi Ruixingtong	Manufacture and sales of gas equipment.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 2 – PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of RISE KING and the following subsidiaries:

(a)	BRAVE KING ( a wholly-owned subsidiary of RISE KING)
(b)	Shanxi Shipaipu ( a wholly-owned subsidiary of BRAVE KING)
(c)	SOUND WAY ( a wholly-owned subsidiary of RISE KING)
(d)	MAJOR AIM (a wholly-owned subsidiary of SOUND WAY)
(e)	Shanxi Ruixingtong (a wholly-owned subsidiary of MAJOR AIM)
(f)	SXGL (a VIE of Shanxi Shipaipu);
(g)	SXSP (97.7% subsidiary of SXGL);
(h)	XASP (99% subsidiary of SXGL);
(i)	SXPT (100% subsidiary of SXGL);
(j)	SXZL (a VIE of Shanxi Ruixingtong)

All inter-company accounts and transactions have been eliminated in consolidation.

NOTE 3 – BASIS OF PRESENTATION

The Company’s unaudited condensed consolidated financial statements as of January 31, 2011 and for the three and nine months ended January 31, 2011 and 2010 have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the requirements for reporting on Rule 8-03 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for the fair presentation of the consolidated financial position and the consolidated results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full year. The condensed consolidated balance sheet information as of April 30, 2010 was derived from the audited consolidated financial statements included in Form 20-F. These interim condensed consolidated financial statements should be read in conjunction with that report.

NOTE 4 – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period.

Management makes these estimates using the best information available at the time the estimates are made; however actual results when ultimately realized could differ from those estimates.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

(b)	Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820-10 Fair Value Measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.
These tiers include:

•Level 1—defined as observable inputs such as quoted prices in active markets;
•Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The assets measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820-10 as of January 31, 2011 and April 30, 2010 are as follows:

			Fair Value Measurements at Reporting Date Using
	Carrying Value as of January 31, 2011	Carrying Value as of April 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bank acceptance notes	$6,273,049	3,300,272	$6,273,049	-	-
Marketable securities	198,307	178,467	198,307	-	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Fair Value of Financial Instruments (Continued)

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, notes receivable, prepayments for goods, due from related parties, due from employees, short-term bank loans, accounts payable, customer deposits, short-term notes payable, product financing arrangements and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of the Company’s long-term notes receivable is estimated based on the current rates offered to the Company for debt of similar terms and maturities.

(d)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no potentially dilutive shares for the nine months ended January 31, 2011 and 2010.

(e)	Cash and Cash Equivalents

For financial reporting purposes, the Company considers highly liquid investments purchased with original maturity of three months or less to be cash equivalents. Restricted cash represents time deposits to guarantee bank acceptance notes and to collateralize short-term bank loans and letters of credit. Also see Note 8.

(f)	Marketable Securities

The Company’s investment in marketable securities consists of an investment in a Chinese open-ended mutual fund that invests in Chinese corporate equity securities. The Company’s investment is classified as available-for-sale.

In accordance with ASC 320-10 “Accounting for Certain Investments in Debt and Equity Securities”, this investment is carried at fair market value and any unrealized gains and losses are included in other comprehensive income, a separate component of shareholders’ equity.

Realized gains and losses from the sales of marketable securities and declines in value considered to be other than temporary are to be included in other income (expense). For the nine months ended January 31, 2011 and 2009, there were $2,166 and $12,444 unrealized gain included in other comprehensive income, respectively.

(g)	Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)	Prepayments

Prepayments represent cash paid in advance to suppliers for purchases of raw materials.

(i)	Product Financing Arrangements

The Company simultaneously sells and agrees to repurchase inventory to and from third parties. The repurchase price is contractually fixed at an amount equal to the original sales price plus the financing entity’s carrying and financing costs. The inventory is not shipped, and the title is not passed to the buyer. The purpose of the transaction is to enable the Company to arrange financing of its original purchase of the inventory.

FASB ruled that the substance of this transaction is that of a borrowing transaction, not a sale. That is, the transaction is, in substance, no different from the Company directly obtaining third-party financing to purchase inventory. ASC 470-10, Product Financing Arrangement, specifies that the proper accounting by the Company is to record a liability in the amount of the selling price when the funds are received from the financing entity in exchange for the initial transfer of the inventory. The liability is satisfied when the Company repurchases the inventory. Also see Note 19.

(j)	Long-Term Investments

The Company invested in companies in the PRC that have operations in the guarantee and commercial banking industries. As of January 31, 2011 and April 30, 2010, the Company does not have more than 20% interest in any of the investments and does not exercise significant influence over them. The Company accounts for the investments under the cost method. Investment income is recognized by the Company when the investee declares a dividend and the Company believes it is collectible. Also see Note 14.

(k)	Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided over their estimated useful lives, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter. Estimated useful lives are as follows:

Buildings	30 years
Machinery	10~12 years
Motor vehicles	5 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Construction in Progress

Construction in progress represents direct costs of construction or the acquisition cost of buildings or machinery and design fees. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until the assets are completed and ready for their intended use.

(m)	Land Use Rights

According to the laws of China, land in the PRC is owned by the government and cannot be sold to an individual or company.  However, the government grants the user a “land use right” to use the land.  The land use right granted to the Company is being amortized using the straight-line method over the lease term of fifty years.

(n)	Impairment of Long-Term Assets

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in ASC 360-10. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. There was no impairment for the nine months ended January 31, 2011 and 2010.

(o)	Goodwill

The Company evaluates goodwill in accordance with ASC Topic 350, “Intangibles — Goodwill and Other.” Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total considerations paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, the Company could incur additional impairment charges in a future period.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Goodwill (Continued)

The Company performs its annual impairment review of goodwill in April, and when a triggering event occurs between annual impairment tests. The Company recorded no impairment loss for the nine months ended January 31, 2011 and 2010.

(q)	Revenue Recognition

Revenue represents the invoiced value of goods sold, recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

-Persuasive evidence of an arrangement exists,
-Delivery has occurred or services have been rendered,
-The seller's price to the buyer is fixed or determinable, and
-Collectability is reasonably assured.

The majority of the Company’s revenue results from sales contracts with distributors and revenue are recorded upon the shipment of goods. Management conducts credit background checks for new customers as a means to reduce the subjectivity of collectability.

The Company simultaneously sells and agrees to repurchase inventory to and from third parties. The Company does not recognize sales and purchases for such transactions, but records a liability in the amount of the selling price when the funds are received from the financing entity. The liability is satisfied when the Company repurchases the inventory. Also see Note 5 (h), and Note 19.

(r)	Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to expense as incurred. Retirement benefits amounting to $259,722 and $123,949 were charged to operations for the nine months ended January 31, 2011 and 2010, respectively.

(s)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.  Also see Note 20.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Shipping and Handling

The Company's shipping and handling costs are included in selling and marketing expenses. For the nine months ended January 31, 2011 and 2010, the shipping and handling costs were $1,691,336 and $1,450,508, respectively.

(u)	Foreign Currency Translation

The accompanying condensed consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). Capital accounts of the condensed consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.

Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the quarter.

	January 31, 2011	April 30, 2010	January 31, 2010
Period end RMB : US$ exchange rate	$6.5829	$6.8358	$-
Average RMB : US$ exchange rate for nine months ended	6.7094	-	6.8261

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(v)	Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain and unrealized gains on marketable securities.

(w)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and overseas market. Also see Note 24.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)	Non-Controlling Interest

Non-controlling minority interest represents the portion of earnings that is not within the parent Company’s control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. Net income from non-controlling minority interests is shown separately on the condensed consolidated statements of income. There was $2,147 and $13,291 net loss contributed to non-controlling interest for the nine months ended January 31, 2011 and 2010, respectively.

NOTE 6 – LIQUIDITY

The Company has a working capital deficit of $49,741,946 and $55,649,346 at January 31, 2011 and April 30, 2010, respectively. This was principally due to the Company had $207,866,769 and $192,534,764 of short-term debt at January 31, 2011 and April 30, 2010, respectively, derived from following:

	January 31, 2011	April 30, 2010
Short-term bank borrowings	$112,798,503	$104,156,201
Due to a related party	3,310,289	1,426,048
Notes payable	55,436,601	43,080,547
Product and other financing arrangements	36,321,376	43,871,968
Total short-term debt	$207,866,769	192,534,764

The Company currently generates its cash flow through operating profit, and the Company had a net income of $5,972,512 and $ 6,726,149 for the nine months ended January 31, 2011 and 2010, respectively. As of the date of this report, the Company has not experienced any liquidity problems in settling payables in the normal course of business and repaying bank loans when they become due. To improve liquidity, the Company may explore new expansion opportunities and funding sources including seeking external funding and financing.

NOTE 7 – CONCENTRATIONS

(a)	Customers

The Company has major customers who accounted for the following percentages of total sales and accounts receivable:

	Sales Nine Months Ended		Accounts Receivable
Customers	January 31, 2011	January 31, 2010	January 31, 2011	April 30, 2010
Company A	10.2%	7.5%	3.5%	11.2%
Company B	8.2%	-	4.7%	18.7%
Company C	8.2%	7.4%	4.9%	7.8%
Company D	5.1%	4.5%	3.4%	2.0%

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 7 – CONCENTRATIONS (CONTINUED)

(b)	Suppliers

The Company has major suppliers who accounted for the following percentages of total purchases and accounts payable:

	Purchases Nine Months Ended		Accounts Payable
Suppliers	January 31, 2011	January 31, 2010	January 31, 2011	April 30, 2010
Company F	15.5%	12.0%	-	28.1%
Company G	10.6%	10.3%	-	26.8%
Company H	10.3%	-	28.8%	0.2%
Company I	7.7%	-	-	3.7%
Company J	6.8%	7.5%	-	3.7%

NOTE 8 – RESTRICTED CASH

Restricted cash as of January 31, 2011 and April 30, 2010 represented time deposits with original maturity between three and twelve months to secure banking facilities granted by various financial institutions as follows:

		January 31, 2011	April 30, 2010

Notes payable-bank acceptance notes	18(b)	$34,096,462	$33,574,710
Domestic letters of credit financing	17(b)	12,691,720	13,504,251
Savings deposits as guarantee for due to a shareholder	10(d)	759,544	1,462,887
Bidding for project		2,545,239	521,096
Interest income		21,695	15,835
Total		$50,114,660	$49,078,779

NOTE 9 – INVENTORIES

Inventories are summarized as follows:

	January 31, 2011	April 30, 2010
Raw materials	$18,099,866	$9,022,627
Work-in-progress	280,381	263,119
Finished goods	27,778,644	20,456,643
Total inventories	$46,158,891	$29,742,389

As of January 31, 2011, inventories with a carrying amount of $16,750,051 were pledged as collateral for Minsheng Bank and $14,624,477 were pledged as collateral for Everbright Bank short-term loans. Also see Note 17(a).

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 10 – NOTES RECEIVABLE

Notes receivable consist of the following:

	January 31, 2011	April 30, 2010

Notes receivable from unrelated companies:
Due October 7, 2011, interest free	$151,909	$-
Due December 20, 2011, interest free	303,817	-
Due June 21, 2011, interest free(settled on its due date)	151,909	-
Due July 11, 2011, interest free(settled on its due date)	455,726	-
Due February 9, 2011, interest free (settled on its due date)	555,073	-
Due February 12, 2011, interest free (settled on its due date)	7,113,972	-
Due April 29, 2011, interest at 5.31% per annum (Renewed on its due date)	911,452	877,732
Due October 7, 2010, interest free (settled on its due date)	-	146,289
Due December 21, 2010, interest free (settled on its due date)	-	146,289
Due December 31, 2010, interest free (settled on its due date)	-	731,443
Due May 10, 2010, interest free (settled on its due date)	-	1,607,201
Due May 15, 2010 interest free (settled on its due date)	-	3,112,632
Sub total of notes receivable from unrelated companies	9,643,858	6,621,586

Bank acceptance notes:
Due February 5, 2011 (settled on its due date)	7,595	-
Due February 7, 2011 (settled on its due date)	30,382	-
Due April 13, 2011 (settled on its due date)	15,191	-
Due April 14, 2011 (settled on its due date)	15,191	-
Due May 15, 2011 (settled on its due date)	75,954	-
Due June 2, 2011 (settled on its due date)	10,634	-
Due June 2, 2011 (settled on its due date)	26,561	-
Due July 13, 2011(settled on its due date)	15,191	-
Due July 23, 2011(settled on its due date)	1,519,087	-
Due July 27, 2011(settled on its due date)	4,557,263	-
Due May 30, 2010 (settled on its due date)	-	14,629
Due June 25, 2010 (settled on its due date)	-	7,314
Due July 28, 2010 (settled on its due date)	-	2,194,330
Due August 3, 2010 (settled on its due date)	-	29,258
Due August 8, 2010 (settled on its due date)	-	76,070
Due August 9, 2010 (settled on its due date)	-	7,314
Due August 10, 2010 (settled on its due date)	-	43,887
Due September 8, 2010 (settled on its due date)	-	49,738
Due October 21, 2010 (settled on its due date)	-	877,732
Sub total bank acceptance notes	6,273,049	3,300,272

Total	$15,916,907	$9,921,858
Notes receivable from unrelated companies are unsecured.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 11 – RELATED PARTY TRANSACTIONS

(I)	Due From Related Parties

		January 31, 2011	April 30, 2010

Taiyuan Guangfa Material Trading Co., Ltd	(a)	$2,827,886	$7,745,403
Shanxi Jieyuan Material Trading Co., Ltd	(b)	13,718,094	5,158,764
Taiyuan Tianlong Machine Manufacture Co., Ltd	(c)	-	25,796
Bai Jie	(e)	-	93,377
Total		$16,545,980	$13,023,340

(II)	Due To Related Parties

		January 31, 2011	April 30, 2010

Xudong Liu	(d)	$1,481,111	$1,426,048
Taiyuan Tianlong Machine Manufacture Co., Ltd	(c)	1,829,178
Total		$3,310,289	$1,426,048

(III)	Due From Employees

		January 31, 2011	April 30, 2010

Current		$648,366	$409,322
Total due from employees	(f)	$648,366	$409,322

(a) Taiyuan Guangfa Material Trading Co., Ltd (“Guangfa”) is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The balances represent advances to Guangfa for materials purchases. The balances are interest free, unsecured and were subsequently settled.

(b) Shanxi Jieyuan Material Trading Co., Ltd (“Jieyuan”) is under the control of Tian Lanfang and Bai Jie, two members of SXGL’s principal owner's immediate family. The balances represent advances to Jieyuan for materials purchases. The balances are interest free, unsecured and were subsequently settled.

(c) Taiyuan Tianlong Machine Manufacture Co., Ltd (“Tianlong) is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The payable balance represented business related expenses paid by Tianlong on behalf of the company, which was unsecured, interest-free and subsequently settled.

(d) Xudong Liu is the principal owner and the chairman of the Company. The balance at January 31, 2011 and April 30, 2010 represents a loan to the Company for working capital purposes, which is secured by a time deposit, interest-free and has no fixed repayment term. See Note 8.

(e) Bai Jie is the spouse of Xudong Liu, also see (d). The balance represented the sales proceeds from marketable securities received by Bai Jie on behalf of the Company, which was interest-free and was settled during nine months ended January 31, 2011

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 11 – RELATED PARTY TRANSACTIONS (CONTINUED)

(f) Due from employees are interest-free, unsecured and have no fixed repayment terms. The Company provides these advances for business-related purposes only, including for the purchases of raw materials and business-related travel in the ordinary course of business.

NOTE 12 – PLANT AND EQUIPMENT, NET

Plant and equipment consist of the following:

	January 31, 2011	April 30, 2010
At cost:
Buildings	$5,251,384	$4,795,023
Machinery and equipment	70,865,616	66,940,817
Office equipment	375,539	319,727
Motor vehicles	2,179,461	1,824,593
	78,672,000	73,880,160
Less : Accumulated depreciation
Buildings	(407,144)	(268,817)
Machinery and equipment	(21,211,111)	(15,786,739)
Office equipment	(248,217)	(196,451)
Motor vehicles	(1,354,668)	(1,139,285)
	(23,221,140)	(17,391,292)
Plant and equipment, net	$55,450,860	$56,488,868

Depreciation expense for the nine months ended January 31, 2011 and 2010 was $5,147,850 and $4,397,605, respectively.

As of January 31, 2011, the application for ownership certificates of four buildings with an aggregate net book value of $1,963,541 is in progress. The Company’s legal counsel has confirmed the ownership of the four buildings by the Company.

As of January 31, 2011 and April 30, 2010, plant and equipment with a net book value of $4,815,169 and $3,508,782, respectively were pledged as collateral for bank loans. Also see Note 17(a).

NOTE 13 – LAND USE RIGHTS, NET

Land use rights consist of the following:

	January 31, 2011	April 30, 2010
Cost of land use rights	$3,345,164	$3,221,405
Less: Accumulated amortization	(460,814)	(394,458)
Land use rights, net	$2,884,350	$2,826,947

Amortization expense for the nine months ended January 31, 2011 and 2010 were $50,236 and $49,378, respectively.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 13 - LAND USE RIGHTS, NET (CONTINUED)

Amortization expense for the next five years and thereafter is as follows:

2011 (Three months)	$16,436
2012	65,746
2013	65,746
2014	65,746
2015	65,746
Thereafter	2,604,930
Total	$2,884,350

As of January 31, 2011, a land use right with a net book value of $2,173,278 was pledged to Minmetals Steel Beijing Co., Ltd. for product financing arrangements in the amount of $13,231,249. Also see Note 19.

NOTE 14 – LONG TERM INVESTMENTS

Long term investments consist of the following:

	Ownership Interest	January 31, 2011	Ownership Interest	April 30, 2010
At cost:
Shanxi Zhong Lian Steel Guarantee Co., Ltd.	8%	$3,645,810	8%	$3,510,927
Jinzhong Credit Union Bank	<20%	151,908	<20%	146,289
Total		$3,797,718		$3,657,216

As of January 31, 2011 and April 30, 2010, the Company does not have more than 20% interest in any of the investments and does not exercise significant influence over them.

The Company accounts for these investments under the cost method. Investment income is recognized by the Company when the invested companies declare a dividend and the Company believes it is collectible. No investment income was recognized for the nine months ended January 31, 2011 and 2010.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 15 – LONG-TERM NOTES RECEIVABLE FROM RELATED PARTIES

The long-term notes receivable from related parties consist of the following:

		January 31, 2011	April 30, 2010

Taiyuan Tianlong Machine Manufacture Co., Ltd, due April 30, 2013, interest at 6.91% per annum.	a)	$7,710,226	$7,424,976

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2013, interest at 6.91% per annum.	b)	1,239,037	1,193,197

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2013, interest at 6.48% per annum.	b)	4,678,455	4,505,369

Shanxi Jieyuan Material Trading Co., Ltd, due April 30, 2013, interest at 6.91% per annum	c)	12,090,569	11,643,262

Shanxi Jieyuan Material Trading Co., Ltd, due April 30, 2013, interest at 6.48% per annum.	c)	4,082,727	3,931,679
Long-term portion		29,801,014	28,698,483

To explore new markets in China and meet the competition in developing areas in China, in 2008, 2009 and 2010, the Company entered into several long-term notes with related parties, Taiyuan Tianlong Machine Manufacture Co., Ltd. ("Tianlong"), Taiyuan Guangfa Material Trading Co., Ltd. ("Guangfa) and Shanxi Jieyuan Material Trading Co., Ltd, which will assist SXGL to expand in local markets. The principal shall be repaid at maturity. Also see Note 16 for accrued interest receivable.

a) Taiyuan Tianlong Machine Manufacture Co., Ltd. (“Tianlong”) is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The notes are unsecured.

b) Taiyuan Guangfa Material Trading Co., Ltd. (“Guangfa”) is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The notes are unsecured.

c) Shanxi Jieyuan Material Trading Co., Ltd. (“Jieyuan”) is under the control of Tian Lanfang and Bai Jie, two members of SXGL’s principal owner's immediate family. The notes are unsecured.

Interest income for long-term notes receivable from related parties for the nine months ended January 31, 2011 and 2010 was $1,422,556 and $1,061,540, respectively.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 16 – INTEREST RECEIVABLE FROM RELATED PARTIES

Interest receivable from related parties consists of the following:

	January 31, 2011	April 30, 2010

Taiyuan Tianlong Machine Manufacture Co., Ltd.	1,398,943	1,026,429

Shanxi Jieyuan Material Trading Co., Ltd.	2,350,802	1,469,164

Taiyuan Guangfa Material Trading Co., Ltd.	461,000	163,128
Total	$4,210,745	2,658,721

Less: Current portion	(1,610,503)	(886,240)
Long-term portion	$2,600,242	$1,772,481

Interest shall be paid quarterly starting April 30, 2011 according to the repayment schedule.

NOTE 17 – SHORT-TERM BANK BORROWINGS

The short-term bank borrowings consist of the following:

		January 31, 2011	April 30, 2010
Short-term bank loans	(a)	$82,167,434	$76,084,730
Domestic letter of credit financing	(b)	30,631,069	28,071,471
		$112,798,503	$104,156,201

(a)	Short-Term Bank Loans

The short-term bank loans consist of the following:

	January 31, 2011	April 30, 2010
Loans from Agriculture Bank of China:

Monthly interest only payments at 6.372% per annum, due June 20, 2011, guaranteed by Shanxi Guanghua Pipeline Casting Co., Ltd. (Settled on its due date)	$3,493,901	$-

Monthly interest only payments at 6.372% per annum, due June 24, 2011, guaranteed by Shanxi Guanghua Pipeline Casting Co., Ltd. (Settled on its due date)	4,101,536	-

Monthly interest only payments at 6.372% per annum, due May 10, 2010, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd. (Settled on its due date)	-	3,949,794

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	January 31, 2011	April 30, 2010

Monthly interest only payments at 6.372% per annum, due June 25, 2010, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd. (Settled on its due date)	$-	$3,364,639

Loans from Bank of China:

Monthly interest only payments at 5.841% per annum, due June 25, 2011, guaranted by Shanxi Guanghua pipe Co. SXGL, Liu Lizi, and a shareholder, Xudong Liu. (Settled on its due date)	2,278,631	-

Loans from Bank of Communications:

Monthly interest only payments at 6.903% per annum, due March 28, 2011, guaranteed by Taiyuan Rongfeng Energy Co., Ltd., Shanxi Zhongbao Technology & Trade Co., Ltd. and Shanxi Guanghua Cast Pipe Co., Ltd. (Settled on its due date)	4,557,262	-

Loans from Bank of Communications:

Monthly interest only payments at 6.903% per annum, due August 12, 2010, guaranteed by Shanxi Guanghua Cast Pipe Co., Ltd., Shanxi Zhongbao Technology & Trade Co., Ltd., Taiyuan Rongfeng Energy Co., Ltd. and a shareholder, Xudong Liu. (Settled on its due date)	-	4,388,660

Loans from Everbright Bank:
Monthly interest only payments at 5.100% per annum, due May 25, 2011. Inventory of $14,624,477 were pledged as collateral. Also see Note 9. (Settled on its due date)	3,038,175	-

Monthly interest only payments at 5.350% per annum, due July 14, 2011 guaranteed by Shanxi Wanbang Industry and Trade Co., Ltd., also see Note 24. (Settled on its due date)	4,557,262	-

Monthly interest only payments at 5.560% per annum, due April 22, 2011 guaranteed by Shanxi Wanbang Industry and Trade Co., Ltd., also see Note 24. (Settled on its due date)	1,519,087	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	January 31, 2011	April 30, 2010

Monthly interest only payments at 5.310% per annum, due April 25, 2010 guaranteed by Shanxi Wanbang Industry and Trade Co., Ltd., and collateralized by inventory owned by the Company. (Settled on its due date)	$-	$2,925,773

Monthly interest only payments at 4.860% per annum, due May 7, 2010. Accounts receivable from Xinjiang Yinuo Co., Ltd. was pledged as collateral, which was collected before April 30, 2010. (Settled on its due date).	-	1,462,887

Monthly interest only payments at 4.860% per annum, due July 28, 2010. Accounts receivable of $897,447 of Xi’an Rongdi Pipe Group Co., Ltd. was pledged as collateral. (Settled on its due date).	-	4,388,660

Loans from China Construction Bank:

Monthly interest only payments at 7.228% per annum, due November 22, 2011, secured by machinery and equipment owned by the company. Also see Note 12.	303,817	-

Monthly interest only payments at 7.228% per annum, due November 22, 2011, secured by machinery and equipment owned by the company. Also see Note 12.	455,726	-

Monthly interest only payments at 5.810% per annum, due January 29, 2012, secured by machinery and equipment owned by the Company. Also see Note 12.	5,468,714	-

Monthly interest only payments at 7.553% per annum, due January 29, 2012, secured by machinery and equipment owned by the company. Also see Note 12.	2,734,357	-

Monthly interest only payments at 5.310% per annum, due May 28, 2010, secured by machinery and equipment owned by the Company. (Settled on its due date)	-	731,443

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)
	January 31, 2011	April 30, 2010

Monthly interest only payments at 5.310% per annum, due November 10, 2010, secured by machinery and equipment owned by the Company. (Settled on its due date)	$-	$731,442

Monthly interest only payments at 5.310% per annum, due January 24, 2011, secured by machinery and equipment owned by the Company. (Settled on its due date)	-	5,705,257

Monthly interest only payments at 5.310% per annum, due January 25, 2011, secured by machinery and equipment owned by the Company. (Settled on its due date)	-	731,442

Monthly interest only payments at 5.310% per annum, due January 26, 2011, secured by machinery and equipment owned by the Company. (Settled on its due date)	-	2,194,329

Loans from China Bohai Bank:

Monthly interest only payments at 6.116% per annum, due November 17, 2011, guaranteed by Jingzhong Wanbang Trading Company, also see Note 24.	2,278,631	-

Monthly interest only payments at 5.610% per annum, due May 18, 2011, guaranteed by Jingzhong Wanbang Trading Company, also see Note 24. (Settled on its due date)	2,278,631	-

Monthly interest only payments at 5.841% per annum, due October 22, 2010, guaranteed by a shareholder, Xudong Liu. (Settled on its due date)		2,194,330

Loans from China Merchants Bank:

Monthly interest only payments at 7.553% per annum, due January 11, 2012, guaranteed by Jingzhong Xindayu Stainless Steel Co., Ltd. also see Note 24.	3,038,175	-

Monthly interest only payments at 6.903% per annum, due March 3, 2011, guaranteed by Shanxi Zhonglian Steel Guarantee Co., Ltd. (Settled on its due date)	1,519,087	1,462,887

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	January 31, 2011	April 30, 2010

Monthly interest only payments at 6.903% per annum, due July 21, 2010, guaranteed by Shanxi XinDayu Material Co., Ltd., and a shareholder, Xudong Liu. (Settled on its due date)	$-	$2,925,773

Loans from CITIC Bank:

Monthly interest only payments at 6.903% per annum, due April 7, 2011, guaranteed by Shanxi Xin Da Yu Material Co., Ltd., also see Note 24. (Settled on its due date)	1,519,087	1,462,887

Monthly interest only payments at 6.903% per annum, due May 20, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd., also see Note 24. (Settled on its due date)	4,557,262	-

Monthly interest only payments at 6.903% per annum, due May 28, 2010, guaranteed by Shanxi Tongyuan Industrial Co., Ltd. (Settled on its due date)	-	4,388,660

Loans from Industrial and Commercial Bank of China:

Monthly interest only payments at 7.2280% per annum, due December 20, 2011, guaranteed by Shanxi Guanghua Cast Pipe Co., Ltd., also see Note 24.	1,519,087	-

Monthly interest only payments at 6.903% per annum, due January 12, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd. (Settled on its due date)	-	1,462,887

Loans from Huaxia Bank:

Monthly interest only payments at 5.865% per annum, due May 25, 2011, guaranteed by Taiyuan Rongfeng Co.,Ltd, Shanxi Zhongbao Technology & Trade Co., Ltd., Taiyuan Rongfeng Energy Co., Ltd, Shanxi Guolian Pipe Industry Co., Ltd, and a shareholder, Xudong Liu. (Settled on its due date)	4,557,262	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	January 31, 2011	April 30, 2010
Loans from Huaxia Bank:

Monthly interest only payments at 5.832% per annum, due June 24, 2010, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., and a shareholder, Xudong Liu. (Settled on its due date)	$-	$1,462,887

Monthly interest only payments at 6.107% per annum, due December 25, 2010, guaranteed by Zhongbao Trading Co., Ltd., and Taiyuan Rongfeng Co., Ltd. (Settled on its due date)	-	4,388,660

Loans from Jinshang Bank:

Monthly interest only payments at 6.903% per annum, due June 10, 2011, guaranteed by Shanxi Zhonglian Steel Guarantee Co., Ltd. (Settled on its due date)	2,065,959	-

Monthly interest only payments at 6.903% per annum, due September 14, 2011, guaranteed by Shanxi Zhonglian Steel Guarantee Co. Ltd.	972,216	-

Monthly interest only payments at 5.310% per annum, due November 19, 2010, guaranteed by Shanxi Zhonglian Steel Guarantee Co., Ltd., and a shareholder, Xudong Liu. (Settled on its due date)	-	1,462,887

Loans from China Minsheng Bank:

Monthly interest only payments at 5.576% per annum, due September 8, 2011, guaranteed by Shanxi Xingbang Trading Company, also see Note 24.	3,038,175	-

Monthly interest only payments at 5.576% per annum, due September 12, 2011, guaranteed by Shanxi Xingbang Trading Company, also see Note 24.	3,038,175	-

Monthly interest only payments at 5.103% per annum, due July 11, 2010, guaranteed by XASP. (Settled on its due date)	-	5,295,649

Monthly interest only payments at 5.346% per annum, due October 6, 2010. Inventory of $16,750,051 were pledged as collateral. (Settled on its due date)	-	2,925,773

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	January 31, 2011	April 30, 2010
Loans from National Development Bank:

Monthly interest only payments at 5.767% per annum, due July 18, 2011, guaranteed by Taiyuan Shanxi SME Credit Guarantee Co., Ltd. (Settled on its due date)	$2,582,448	$-

Loans from Jinzhong Credit Union:

Monthly interest only payments at 9.756% per annum, due December 27, 2011, guaranteed by Shanxi Jinliheng Trading Co., Ltd.	1,503,896	-

Monthly interest only payments at 10.368% per annum, due December 27, 2010, guaranteed by Shanxi 525 Storage Transportation Co., Ltd. (Settled on its due date)	-	1,448,258

Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 6.372% per annum, due March 31, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd. also see Note 24. (Settled on its due date)	1,519,087	1,462,887

Monthly interest only payments at 6.372% per annum, due June 10, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd. also see Note 24. (Settled on its due date)	1,519,087	-

Monthly interest only payments at 5.31% per annum, due June 12, 2011, guaranteed by Shanxi SME Credit Guarantee Co., Ltd. (Settled on its due date)	1,519,087	-

Monthly interest only payments at 6.153% per annum, due July 19, 2011, guaranteed by ShanXi Tongyuan Industry Group Company, also see Note 24. (Settled on its due date)	4,557,262	-

Monthly interest only payments at 5.865% per annum, due April 26, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd. also see Note 24. (Settled on its due date)	1,519,087	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(h)	Short-Term Bank Loans (continued)

	January 31, 2011	April 30, 2010

Monthly interest only payments at 5.610% per annum, due May 3, 2011, guaranteed by Shanxi Tongyuan Co. Guarantee, also see Note 24. (Settled on its due date)	$2,278,632	$-

Monthly interest only payments at 5.885% per annum, due June 18, 2011, guaranteed by Shanxi Tongyuan Co. Guarantee, also see Note 24. (Settled on its due date)	2,278,633	-

Monthly interest only payments at 5.885% per annum, due June 2, 2010, guaranteed by Shanxi SME Credit Guarantee Co., Ltd. (Settled on its due date)	-	1,462,887

Monthly interest only payments at 6.372% per annum, due June 18, 2010, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd. (Settled on its due date)	-	1,462,887

Monthly interest only payments at 4.860% per annum, due May 10, 2010. Accounts receivable of $1,389,727 of Taiyuan Reli Co., Ltd. was pledged as collateral. (Settled on its due date),	-	2,194,329

Monthly interest only payments at 4.860% per annum, due July 31, 2010. Accounts receivable of $1,389,727 of Taiyuan Reli Co., Ltd. was pledged as collateral. (Settled on its due date)	-	2,194,329

Monthly interest only payments at 5.589% per annum, due September 21, 2010. Accounts receivable of $6,570,475 of Datong Thermal Co., Ltd. was pledged as collateral. (Settled on its due date).	-	4,388,660

Monthly interest only payments at 5.589% per annum, due October 28, 2010. Accounts receivable of $6,570,475 of Datong Thermal Co., Ltd. was pledged as collateral. (Settled on its due date).	-	1,462,887

Total	$82,167,434	$76,084,730

Interest expense for short-term bank loans for nine months ended January 31, 2011 and 2010 was $3,598,390 and $3,141,179, respectively.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a) Short-Term Bank Loans (continued)

The Company is able to obtain short-term bank loans based on the volume of outstanding accounts receivable. The accounts receivable collateralizes the bank loans. The receivables are collected into a bank controlled account, and the money in that account pays the debt at maturity. The Company obtains the asset based loans from Everbright Bank and Shanghai Pudong Development Bank.

The Company’s credit risk consists principally of accounts receivable. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover receivables. Furthermore, the Company reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate impairment losses are provided for unrecoverable amounts. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

(i)	Domestic Letters of Credit Financing

The Domestic Letters of Credit (DLC) refers to a settlement method with which the DLC-opening bank, at the request of the buyer, issues a written payment commitment to the seller and pays to the seller the sales price upon receipt of documents that comply with the domestic provisions of DLC in domestic trade. As a buyer, the Company has a liability when the DLC-opening bank pays the seller.

	January 31, 2011	April 30, 2010
Due March 16, 2011 (settled on its due date)	$6,076,349	$
Due April 2, 2011 (settled on its due date)	1,971,840
Due May 1, 2011 (settled on its due date)	1,368,500
Due May 17, 2011 (settled on its due date)	3,365,097
Due May 15, 2011 (settled on its due date)	6,076,349
Due February 15, 2011 (settled on its due date)	3,038,175
Due June 14, 2011 (settled on its due date)	4,976,531
Due July 5, 2011 (settled on its due date)	3,758,228
Due May 6, 2010 (settled on its due date)			889,229
Due May 18, 2010 (settled on its due date)			427,678
Due May 28, 2010 (settled on its due date)			3,251,927
Due June 10, 2010 (settled on its due date)			405,296
Due July 1, 2010 (settled on its due date)			3,936,477
Due July 13, 2010 (settled on its due date)			3,072,037
Due August 6, 2010 (settled on its due date)			2,361,904
Due August 11, 2010 (settled on its due date)			1,807,323
Due October 26, 2010 (settled on its due date)			1,898,827
Due June 4, 2010 (settled on its due date)			5,851,546
Due July 16, 2010 (settled on its due date)			4,169,227
	$30,631,069		$28,071,471

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 17 – SHORT-TERM BANK BORROWINGS (CONTINUED)

Interest expense was $718,047 and $428,976 for the nine months ended January 31, 2011 and 2010, respectively.

The DLC financing are secured by $12,691,720 and $13,504,251 of restricted cash at January 31, 2011 and April 30, 2010 respectively. Also see Note 8.

NOTE 18 – NOTES PAYABLE

Notes payable consist of the following:
		January 31, 2011	April 30, 2010
Notes payable to unrelated parties	(a)	$1,288,186	$1,459,961
Bank acceptance notes	(b)	54,148,415	41,620,586
Total		$55,436,601	$43,080,547

(a)	Notes Payable to Unrelated Parties

The Notes payable to unrelated parties consist of the followings:

	January 31, 2011	April 30, 2010

Due December 30, 2011, interest free, unsecured	$455,726	$304,280
Due April 30, 2011, interest at 24% per annum (settled on its due date)	315,970	1,024,021
Due May 11, 2011, interest free, unsecured (settled on its due date)	379,772	131,660
Due April 30, 2011, interest free, unsecured (settled on its due date)	136,718
Subtotal	$1,288,186	$1,459,961

Interest expense for notes payable to unrelated parties for the nine months ended January 31, 2011 and 2010 was $142,986 and $263,361 respectively.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 18 - NOTES PAYABLE (CONTINUED)

(b)	Bank Acceptance Notes

The bank acceptance notes consist of the followings:

	January 31, 2011	April 30, 2010
Bank acceptance notes (aggregated by month of maturity):
Due February, 2011 (settled on its due date)	$13,755,336	$
Due March, 2011 (settled on its due date)	2,719,166
Due April, 2011 (settled on its due date)	7,139,710
Due May, 2011 (settled on its due date)	12,912,242
Due June, 2011(settled on its due date)	15,190,874
Due July, 2011 (settled on its due date)	2,431,087
Due May, 2010 (settled on its due date)			5,266,392
Due June, 2010 (settled on its due date)			15,453,934
Due July, 2010 (settled on its due date)			7,899,587
Due August, 2010 (settled on its due date)			4,886,041
Due September, 2010 (settled on its due date)			5,627,725
Due October, 2010 (settled on its due date)			2,486,907
Total	$54,148,415		$41,620,586

All the bank acceptance notes are subject to bank charges of 0.005% of the principal as commission on each transaction. Bank charges for notes payable were $33,234 and $17,961 for the nine months ended January 31, 2011 and 2010, respectively.

The bank acceptance notes are secured by $34,096,462 and $33,574,710 of restricted cash at January 31, 2011 and April 30, 2010, respectively. Also see Note 8.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 19 – PRODUCT AND OTHER FINANCING ARRANGEMENTS

Liabilities from product and other financing arrangements consist of the following:

		January 31, 2011	April 30, 2010
Due November 11, 2011, interest at 1% per 75 days	(a)	$1,519,087	$-
Due November 24, 2011, interest at 1% per 75 days	(a)	1,822,905	-
Due December 26, 2011, interest at 1% per 75 days	(a)	1,519,087	-
Due February 8, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due February 13, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due March 12, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due April 14, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due March 31, 2011, interest at 1.5% per 90 days (settled on its due date)	(b)	759,543	21,050,938
Due April 31, 2011, interest at 1.5% per 90 days (settled on its due date)	(b)	22,786	-
Due June 30, 2011, interest at 1.5% per 90 days (settled on its due date)	(b)	759,543	-
Due September 30, 2011, interest at 1.5% per 90 days	(b)	5,316,806	-
Due December, 2011, interest at 1.5% per 90 days	(b)	6,372,571	-
Due May 8, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,926
Due May 16, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	5,266,392
Due June 17, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928
Due July 14, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928
Due July 5, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928
Due July 11, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928

Total		$36,321,376	$43,871,968

(a)
The liabilities are due to an unrelated party. The balances represent funds received to support the Company’s business operations. The inventory described in the product financing arrangements was not shipped to party (a) and the title did not pass to party (a). However, party (a) has the right to request the shipment if the Company does not perform its repurchase obligation. The notes were all settled on their due date.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

(b)
The liabilities are due to an unrelated party. The balances represent funds received to support the Company’s business operations. The inventory described in the product financing arrangements was not shipped to party (b) and the title did not pass to party (b). However, party (b) has the right to request the shipment if the Company does not perform its repurchase obligation. Such transaction was also secured by a land use right, also see Note 13, and the additional paid in capital of SXGL, also see Note 22.

Interest expense for liabilities from product financing arrangements for the nine months ended January 31, 2011 and 2010 was $961,345 and $773,507, respectively.

NOTE 20 – TAXES

(a)	Corporation Income Tax (“CIT”)

On March 16, 2007, the National People’s Congress of China approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT law”), which went into effective on January 1, 2008. In accordance with the relevant tax laws and regulations of PRC, the applicable corporate income tax rate for the Company is 25%.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. The interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of January 31, 2011 and April 30, 2010, the Company does not have a liability for unrecognized tax benefits.

The Company’s income tax expense for the nine months ended January 31, 2011 and 2010 are summarized as follows:

	January 31, 2011	January 31, 2010
Current:
Provision for CIT	$119,935	$109,609

Deferred:
Provision for CIT	2,222,345	2,500,449

Income tax expense	$2,342,280	$2,610,058

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 20 -TAXES (CONTINUED)

(a)	Corporation Income Tax (“CIT”) (Continued)

The Company’s income tax expense differs from the “expected” tax expense for the nine months ended January 31, 2011 and 2010 (computed by applying the CIT rate of 25% percent to income before income taxes) as follows:

	January 31, 2011	January 31, 2010

Computed “expected” expense	$2,079,235	$2,337,375
Permanent differences	263,045	272,683

Income tax expense	$2,342,280	$2,610,058

The tax effects of temporary differences that give rise to the Company's net deferred tax assets and liabilities as of January 31, 2011 and 2010 are as follows:

	January 31, 2011	April 30, 2010
Deferred tax assets (liabilities):
Current portion:
Loss carry forward	$301,028	$127,712
Sales	1,618,469	1,458,724
Expenses cut-off	1,658,856	1,622,373
Overaccrued cost of sales	(4,110,636)	(1,163,385)
Other	(47,449)	(111,697)
Subtotal	(579,732)	1,933,727

Non-current portion:
Depreciation	2,402,966	1,723,847
Interest income from long-term notes receivable	(1,052,686)	(664,680)

Subtotal	1,350,280	1,059,167

Net deferred tax assets	$770,548	$2,992,894

(b)       Value Added Tax (“VAT”)

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with Chinese Laws. The value added tax standard rate is 17% of the gross sale price and the Company records its revenue net of VAT. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 20 -TAXES (CONTINUED)

(b)       Value Added Tax (“VAT”) (Continued)

On January 1, 2002, the export policy of VAT "Exemption, Credit and Refund" began to apply to all exports by manufacture-based enterprises. In accordance with this policy, exported goods are exempted from output VAT and the input VAT charged for purchases of the raw materials, components and power consumed for the production of the exported goods may be refunded. The refund rate of steel pipe related products applicable to the Company is 13%.

The VAT payable of $1,073,826 and $933,256 at January 31, 2011 and April 30, 2010, respectively, is included in other payables in the accompanying condensed consolidated balance sheet.

NOTE 21 – REGISTERED CAPITAL

The registered capital of the Company before the share exchange is as follows:

Registered Capital:	January 31, 2011		April 30, 2010

Xudong Liu	$45,000	90%	$45,000	90%
Li Ning	5,000	10%	5,000	10%
Total	$50,000	100%	$50,000	100%

The Company was incorporated under the laws of the British Virgin Islands. The registered capital of the Company was $50,000, held by Mr. Liu Xudong and Mr. Li Ning in the proportion of 90% and 10%, respectively.

NOTE 22 – ADDITIONAL PAID-IN CAPITAL

In 2009, Mr. Liu Xiudong, a shareholder and the chairman of the Company, contributed $38,562,951 to the Company to support the Company’s business development. This resulted in an additional paid-in capital of $38,562,951 which has been reflected in the condensed consolidated balance sheet as of January 31, 2011 and April 30, 2010.

As of January 31, 2011, additional paid in capital of $9,671,828 secured notes payable for product financing arrangements.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 23 – GEOGRAPHIC SALES

The following table discloses the Company’s revenue from customers by geographical area based on the location of the customer for the nine months ended January 31, 2011 and 2010:

	January 31, 2011		January 31, 2010
Area	Amounts	Percentage	Amounts	Percentage
China	$137,712,680	94%	$101,866,861	85.8%
Africa	5,146,152	3.5%	13,339,271	11.1%
South America	3,482,160	2.4%	3,201,907	2.7%
North America	-		281,487	0.3%
Asia (excluding China)	114,480	0.1%	76,507	0.1%
Europe	-	-	-
Total	$146,455,472	100%	$118,766,033	100%

The Company’s credit risk consists principally of accounts receivable. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the management of the Company bought business credit insurance for all the export sales to insure payment of credit extended by the export sales

NOTE 24 – CONTINGENCIES

(1)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Rong Xiang Trading Co., Ltd. (“SXRX”). If SXRX defaults on the repayment of its bank loans when they fall due, the Company is required to repay the outstanding balance. As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXRX was $ 3,949,627, which consists of the following:

January 31, 2011
Due November 15, 2011	$1,670,996
Due October 25, 2011	2,278,631
Total	$3,949,627

(2)
As of January 31, 2011, the Company entered into three guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd with a guarantee amount of $4,481,307, which consists of the following:

January 31, 2011
Due July 12, 2011 (expired)	$2,278,631
Due April 30, 2011 (expired)	1,139,315
Due May 19, 2011 (expired)	1,063,361
Total	$4,481,307

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 24 - CONTINGENCIES (CONTINUED)

(3)
As of January 31, 2011, the Company entered into three guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Tongyuan Industrial Group Co., Ltd. (“SXTY”). SXTY also provided a cross guarantee for bank loans of $9,114,524 borrowed by the Company. Also see Note 17(a). As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXTY was $8,354,980, which consists of the following:

January 31, 2011
Due February 24, 2011 (expired)	3,797,718
Due April 24, 2011 (expired)	1,519,087
Due May 19, 2011 (expired)	3,038,175
Total	$8,354,980

(4)
As of January 31, 2011, the Company entered into one guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Wanbang Industry and Trade Co., Ltd. (“SXWB”) with a guarantee amount of $4,557,262, due November 29, 2011. SXWB also provided a cross guarantee for the short-term loan of $10,633,611 borrowed by the Company. See Note 17(a).

(5)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Taishi Metallurgy Industry Group Co., Ltd. (“SXTS”). SXTS also provided a cross guarantee for bank loans of $9,114,524 borrowed by the Company. Also see Note 17(a). As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXTS was $7,595,437, which consists of the following:

January 31, 2011
Due February 24, 2011 (expired)	3,038,175
Due May 19, 2011 (expired)	4,557,262
Total	$7,595,437

(6)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Guanghua Pipe produce Co., Ltd. (“SXGH”). SXGH also provided a cross guarantee for bank loan of $15,950,417 borrowed by the Company. See Note 17(a). As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXGH was $30,381,747, which consists of the following:

January 31, 2011
Due April 13, 2011(expired)	$7,595,437
Due October 29, 2011	7,595,437
Due October 12, 2016	15,190,873
Total	$30,381,747

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 24 - CONTINGENCIES (CONTINUED)

(7)
As of January 31, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi XinDayu Material Co., Ltd. (“SXXD”). SXXD also provided a cross guarantee for bank loans of $4,557,262 borrowed by the Company. Also see Note 17(a). As of January 31, 2011, the guarantee provided for the bank loans borrowed by SXXD was $6,312,726, which consists of the following:

January 31, 2011
Due June 10, 2011 (expired)	$4,557,262
Due March 25, 2011 (expired)	1,755,464
Total	$6,312,726

(8)
As of January 31, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Changxin Steel Co., Ltd. from the Huaxia Bank with a guarantee amount of $1,670,996, due September 27, 2011.

(9)
As of January 31, 2011, the Company entered into two guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Dalian Binggong Trading Co., Ltd. with a guarantee amount of $12,152,699, which consists of the following:

January 31, 2011
Due September 3, 2011	$4,557,262
Due July 18, 2011 (expired)	7,595,437
Total	$12,152,699

(10)
As of January 31, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Xin Bang Trading Co., Ltd. (“SXXB”) from the China Minsheng Bank with a guarantee amount of $6,076,349, due September 26, 2011. SXXB also provided a cross guarantee for bank loans of $6,076,349 borrowed by the Company. Also see Note 17(a).

(11)
As of January 31, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Jintaoyuan Coal Co., Ltd. from the China Minsheng Bank with a guarantee amount of $30,381,747, due January 31, 2012.

All the guarantee liabilities due before July 30, 2011 were subsequently released since the debtors repaid the loans. Also see Note 25.

A default by the warrantees is considered remote by the management. Based on the information available to management, no liability for the guarantor's obligation under the guarantee was recognized as of January 31, 2011.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 25 – SUBSEQUENT EVENTS

On June 29, 2011, the Company entered into a guarantee contract to serve as guarantor for the bank loans borrowed by the Shanxi Taishi Metallurgy Industry Group Co., Ltd. from the Citic Bank with a guarantee amount of $7,595,437, due June 28, 2012.

In January 2011, the 40% shares of the subsidiary SXGL pledged to Shengli Steel Pipe Co. were released. As of July 30, 2011, the remaining 60% shares of the subsidiary SXGL were still pledged to Sinosteel Co., Ltd.

On July 30, 2011, Sino Oil & Gas Pipe Holdings Limited (“SOGP”) executed a Share Exchange Agreement (the “Share Exchange Agreement”) by and between SOGP, the shareholder of SOGP, RISE KING, and the shareholders of RISE KING.

Under the Share Exchange Agreement, at the Closing on July 30, 2011, the Company issued 7,000,000 shares of its common stock, representing 58.33% of the Company’s issued and outstanding common stock, to the RISE KING shareholders in exchange for 100% of the common stock of RISE KING. The shareholder of SOGP agreed to transfer all of 5,000,000 shares of its common stock, representing 41.67% of the Company’s issued and outstanding common stock to RISE KING shareholders on the Closing Date in exchange for an aggregate of $200,000 in cash.

After the closing of the transaction, SOGP had a total of 12,000,000 shares of common stock issued and outstanding, with the RISE KING Shareholder owning 100% of the total issued and outstanding shares of SOGP’s common stock, and the balance held by those who held shares of SOGP’s common stock prior to the closing of the exchange. This share exchange transaction resulted in the RISE KING Shareholder obtaining wholly voting interest in SOGP. Generally accepted accounting principles require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition. Accordingly, the share exchange transaction has been accounted for as a recapitalization of SOGP.

RISE KING MANAGEMENT LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2010 AND 2009

RISE KING MANAGEMENT LIMITED
AND SUBSIDIARIES

CONTENTS

PAGE	1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGES	2-3	CONSOLIDATED BALANCE SHEETS AS OF APRIL 30, 2010 AND 2009

PAGE	4	CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

PAGE	5	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

PAGES	6-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

PAGES	8-45	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:
Rise King Management Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Rise King Management Limited and subsidiaries (the “Company”) as of April 30, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rise King Management Limited and subsidiaries as of April 30, 2010 and 2009 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Company, P.A.

Boca Raton, Florida
July 30, 2011

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS
	April 30,	April 30,
	2010	2009
CURRENT ASSETS
Cash and cash equivalents	$6,413,448	$1,980,229
Restricted cash	49,078,779	58,155,687
Accounts receivable, net of allowance for doubtful accounts of $215,878 and $215,897 at April 30, 2010 and 2009, respectively	35,211,738	15,626,973
Marketable securities	178,467	76,753
Inventories	29,742,389	16,249,747
Notes receivable	9,921,858	22,143,107
Prepayments for goods	16,246,032	9,899,792
Prepaid expenses and other receivables	1,766,315	961,835
Due from employees	409,322	302,142
Due from related parties	13,023,340	12,594,975
Notes receivable from related parties, current portion	-	108,409
Interest receivable from related parties, current portion	886,240	7,025
Notes receivable from related parties	-	92,170
Deferred tax assets	1,933,727	4,443,653
Total Current Assets	164,811,655	142,642,497

LONG-TERM ASSETS
Plant and equipment, net	56,488,868	51,562,157
Construction in progress	-	4,995,529
Land use rights, net	2,826,947	2,892,944
Long-term investment	3,657,216	146,301
Deposit for land use right	1,075,222	-
Notes receivable from related parties, long-term portion	28,698,483	20,263,214
Interest receivable from related parties, long-term portion	1,772,481	1,258,360
Deferred tax assets	1,059,167	711,784
Goodwill	7,389,597	7,389,597
Total Long-Term Assets	102,967,981	89,219,886

TOTAL ASSETS	$267,779,636	$231,862,383

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,	April 30,
	2010	2009
CURRENT LIABILITIES
Short-term bank borrowings	$104,156,201	$64,659,504
Accounts payable	9,249,968	3,745,171
Customer deposits	13,714,140	23,437,420
Due to a related party	1,426,048	983,613
Notes payable	43,080,547	56,671,825
Product and other financing arrangements	43,871,968	39,047,607
Income tax payable	1,264,157	737,319
Other payables and accrued expenses	3,697,972	1,851,004
Total Current Liabilities	220,461,001	191,133,463

TOTAL LIABILITIES	220,461,001	191,133,463

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $1 par value; 50,000 shares authorized, issued and outstanding;	50,000	50,000
Additional paid-in capital	52,584,504	52,584,504
Retained deficit	(6,276,505)	(12,842,047)
Accumulated other comprehensive income	848,095	834,737
TOTAL SHAREHOLDERS’ EQUITY	47,206,094	40,627,194

NON-CONTROLLING INTEREST	112,541	101,726

TOTAL EQUITY	47,318,635	40,728,920

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$267,779,636	$231,862,383

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009
REVENUES	$146,835,283	$152,511,228
COST OF GOODS SOLD	(123,110,120)	(130,600,207)
GROSS PROFIT	23,725,163	21,911,021

Selling and marketing	(3,952,504)	(5,878,246)
General and administrative	(3,003,542)	(2,387,684)
Research and development	(33,111)	(11,713)
INCOME FROM OPERATIONS	16,736,006	13,633,378

Interest expense	(9,765,845)	(9,216,142)
Interest income	2,438,152	2,673,890
Other income (expense), net	36,313	(91,537)

INCOME BEFORE INCOME TAXES	9,444,626	6,999,589

INCOME TAXES	(2,868,260)	(2,026,906)

NET INCOME	6,576,366	4,972,683

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(10,824)	(6,079)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	6,565,542	4,966,604

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation loss	(590)	(104,823)
Unrealized gain (loss) on marketable securities	13,948	(11,550)
OTHER COMPREHENSIVE INCOME (LOSS)	13,358	(116,373)

COMPREHENSIVE INCOME	$6,578,900	$4,850,231

WEIGHTED AVERAGE SHARES
Basic and diluted	50,000	50,000
NET INCOME PER SHARE
Basic and diluted	$131.31	$99.33

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	Registered Capital	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total

BALANCE AT APRIL 30, 2008	$50,000	$14,021,553	$(17,808,651)	$951,110	$93,382	$(2,692,606)

Foreign currency translation gain (loss)	-	-	-	(104,823)	2,265	(102,558)

Unrealized loss on marketable securities	-	-	-	(11,550)	-	(11,550)

Capital contribution	-	38,562,951	-	-	-	38,562,951

Net income	-	-	4,966,604	-	6,079	4,972,683

BALANCE AT APRIL 30, 2009	50,000	52,584,504	(12,842,047)	834,737	101,726	40,728,920

Foreign currency translation loss	-	-	-	(590)	(9)	(599)

Unrealized gain on marketable securities				13,948	-	13,948

Net income	-	-	6,565,542	-	10,824	6,576,366

BALANCE AT APRIL 30, 2010	$50,000	$52,584,504	$(6,276,505)	$848,095	$112,541	$47,318,635

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,565,542	$4,966,604
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Non-controlling interest	10,824	6,079
Depreciation and amortization	6,059,318	4,692,407
Deferred income taxes	2,162,543	1,048,682
Changes in operating assets and liabilities, net of effects of acquisition:
(Increase) Decrease In:
Accounts receivable	(19,584,747)	5,086,132
Inventories	(13,492,642)	1,651,827
Prepaid expenses and other receivables	(879,093)	572,991
Prepayments for goods	(6,271,627)	4,043,982
Due from employees	(107,180)	685,338

Increase (Decrease) In:
Accounts payable	5,504,797	903,561
Other payables and accrued expenses	1,846,970	1,072,218
Taxes payable	526,838	737,319
Customer deposits	(9,723,281)	(7,129,559)
Net cash (used in) provided by operating activities	(27,381,738)	18,337,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(4,713,221)	(1,737,126)
Purchases of construction in progress	(1,215,685)	(5,118,570)
Payment for deposit of land use rights	(1,075,222)	-
Purchases of marketable securities	(175,554)	-
Decrease (increase) in notes receivable	12,219,842	(3,556,126)
(Increase) decrease in notes receivable from related parties	(8,229,824)	5,608,493
Accrued interest from related parties	(1,400,532)	(1,743,883)
Due from related parties	101,847	(20,033,494)
Purchase of subsidiary, net of cash acquired	-	(43,696,589)
Payment for long-term investment	(3,510,915)	-
Net cash used in investing activities	(7,999,264)	(70,277,295)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	9,076,908	(21,729,776)
Capital contribution	-	38,562,951
Proceeds from short-term loans	196,021,252	112,724,383
Repayments of short-term loans	(156,517,145)	(98,510,063)
Proceeds from product and other financing arrangements	110,745,373	112,009,255
Repayments for product and other financing arrangements	(105,917,373)	(110,982,835)
(Decrease) increase of notes payable	(13,586,901)	14,885,347
Net cash provided by financing activities	39,822,114	46,959,262

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED
 AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,441,112	(4,980,452)
Effect of exchange rate changes on cash	(7,893)	1,302,914
Cash and cash equivalents at beginning of year	1,980,229	5,657,767
CASH AND CASH EQUIVALENTS AT END OF YEAR	$6,413,448	$1,980,229

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	$118,821	$179,142
Interest paid	$6,493,118	$7,832,690

SUPPLEMENTAL NON-CASH DISCLOSURES:

1. During the years ended April 30, 2010 and 2009, $6,210,995 and $1,306,300 were transferred from construction in progress to plant and equipment, respectively.

2. During the year ended April 30, 2010, $87,773 of marketable securities were transferred to the Company in satisfaction of a due from related party balance.

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Offshore Holding Company and Subsidiaries

RISE KING MANAGEMENT LIMITED, or RISE KING, was incorporated under the laws of the British Virgin Islands (“BVI”) on February 10, 2009 and was initially held by Mr. Liu Xudong and Mr. Li Ning, 90% and 10%, respectively. As of April 30, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

On April 30, 2009, pursuant to the acquisition agreements between RISE KING and the shareholder of Sound Way Enterprises Limited, or Sound Way, RISE KING purchased 100% of the outstanding shares of SOUND WAY.  As a result of the acquisition, SOUND WAY became a wholly-owned subsidiary of RISE KING. SOUND WAY was incorporated under the laws of the BVI on January 2, 2009, with Ms. Kong Juan as the initial sole shareholder. As of April 30, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

In April 2011, RISE KING acquired all of the outstanding equity of Brave King Enterprises Limited, or Brave King, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

In April 2011, SOUND WAY acquired all of the outstanding equity of MAJOR AIM ENTERPRISES LIMITED, or MAJOR AIM, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

In April, 2011, Brave King established a wholly owned subsidiary, Shanxi Shipaipu Business Consulting Co., Ltd., or Shanxi Shipaipu, a wholly foreign owned enterprise formed under the laws of the PRC.

In April, 2011, Major Aim established a wholly owned subsidiary, Shanxi Ruixingtong Business Consulting Co., Ltd., or Shanxi Ruixingtong, a wholly foreign owned enterprise formed under the laws of the PRC.

RISE KING, SOUNDWAY, BRAVE KING, MAJOR AIM, Shanxi Shipaipu and Shanxi Ruixingtong are holding companies. As a result of these transactions, each of SOUND WAY, BRAVE KING, MAJOR AIM, Shanxi Shipaipu and Shanxi Ruixingtong are wholly owned subsidiary of RISE KING and we manage and operate the business of the two variable interest entities SXGL and Shanxi Zhonglian through the VIE Agreements.

PRC Operating Companies

Shanxi Guolian Pipe Industry Group Co., Ltd., or SXGL is a PRC company formed on May 12, 2003, formerly known as Shanxi Yuci Guolian Steel Pipe Co., Ltd. ,or Yuci Guolian . Xudong Liu, our chairman and majority shareholder owns 89% and Lizi Liu, the Vice President of Board of Directors owns 11% of SXGL.

Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, is a PRC company formed on November 12, 2004. Juan Kong own 100% of Shanxi Zhonglian.

Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, is a PRC company formed on November 12, 2004. Juan Kong own 100% of Shanxi Zhonglian.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

In April 2011, Shanxi Shipaipu and Shanxi Ruixingtong entered into contractual agreements (known as a “variable interest entity” (VIE) arrangement) with SXGL and SXZL respectively, under which Shanxi Shipaipu and Shanxi Ruixingtong provide exclusive management and technical services and exclusive technology consulting services (collectively, the “Consulting Service Agreements”) to SXGL and SXZL, respectively, in exchange for substantially all of the net income of the SXGL and SXZL. As collateral to ensure the SXGL’s and SXZL’s payments under the Consulting Service Agreements, the shareholders of SXGL and SXZL, through an equity pledge agreement, pledged all of their rights and interests in the Company, including voting rights and dividend rights, to Shanxi Shipaipu and Shanxi Ruixingtong. In addition, the shareholders of SXGL and SXZL, through an exclusive option agreement, granted to Shanxi Shipaipu and Shanxi Ruixingtong an exclusive, irrevocable and unconditional right to purchase part or all of the equity interests in the Company when the purchase becomes permissible under the relevant PRC Law.

In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. After executing the service agreements, SXGL and SXZL are now considered a VIE.

The current corporate structure was completed as of April, 2011. Before the completion of the structure, all the companies included in this structure were under common control of the same major shareholder, Mr. Liu Xudong. The Company believes that it is proper to present the consolidated financial statements “as if” the structure was completed at the acquisition date of SOUND WAY.

The principal activities of RISE KING and its subsidiaries (the “Company”) are the design, development, manufacturing, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets.

Also see Note 25.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Detail of the Company’s operating subsidiaries as of April 30, 2010 and 2009 are as follows:

Name	Place And Date Of Establishment/ Incorporation	Percentage of Ownership	Principal Activities
Shanxi Guolian Pipe Industry Group Co., Ltd. (“SXGL”)	Shanxi, PRC May 12, 2003.	VIE of Shanxi Shipaipu	Design, development, manufacturing, and commercialization of spiral submerged-arc welding (SSAW) pipe and electric resistance welding (ERW) pipe

Shanxi Guolian Spiral Tubulation Co., Ltd. (“ SXSP”)	Shanxi, PRC March 15, 2000.	97.7% owned by SXGL	Design, development, manufacture, and commercialization of spiral submerged-arc welding pipe (SSAW).

Xi'an Guolian Spiral Tubulation Co., Ltd. (“ XASP”)	Xian, PRC February 22, 2002.	99% owned by SXGL	Manufacture and sales of spiral submerged-arc welding pipe (SSAW).

Shanxi Guolian Pipe Technology Co., Ltd. (“SXPT “)	Shanxi, PRC June 14, 2007	100% owned by SXGL	Technology research, development and test of pipes

Shanxi Zhonglian Gas Development Co., Ltd (“SXZL”)	Shanxi, PRC November 12, 2004.	VIE of Shanxi Ruixingtong	Manufacture and sales of gas equipment.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 2 – PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of RISE KING and the following subsidiaries:

●	BRAVE KING ( a wholly-owned subsidiary of RISE KING)
●	Shanxi Shipaipu ( a wholly-owned subsidiary of BRAVE KING)
●	SOUND WAY ( a wholly-owned subsidiary of RISE KING)
●	MAJOR AIM (a wholly-owned subsidiary of SOUND WAY)
●	Shanxi Ruixingtong (a wholly-owned subsidiary of MAJOR AIM)
●	SXGL (a VIE of Shanxi Shipaipu);
●	SXSP (97.7% subsidiary of SXGL);
●	XASP (99% subsidiary of SXGL);
●	SXPT (100% subsidiary of SXGL);
●	SXZL (a VIE of Shanxi Ruixingtong)

All inter-company accounts and transactions have been eliminated in consolidation.

NOTE 3 – USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period.

Management makes these estimates using the best information available at the time the estimates are made; however actual results when ultimately realized could differ from those estimates.

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Fair Value of Financial Instruments

Accounting Standards Codification (“ASC”) 820-10 Fair Value Measurements establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.
These tiers include:

•Level 1—defined as observable inputs such as quoted prices in active markets;
•Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The assets measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820-10 as of April 30, 2010 and 2009 are as follows:

			Fair Value Measurements at Reporting Date Using
	Carrying Value as of April 30, 2010	Carrying Value as of April 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Bank acceptance notes	$3,300,272	1,000,474	$3,300,272	-	-
Marketable securities	178,467	76,753	178,467	-	-

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, notes receivable, prepayments for goods, due from related parties, due from employees, short-term bank loans, accounts payable, customer deposits, short-term notes payable, product financing arrangements and other payables, approximate their fair values because of the short maturity of these instruments. The fair value of the Company’s long-term notes receivable is estimated based on the current rates offered to the Company for debt of similar terms and maturities.

(c)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no potentially dilutive shares for the years ended April 31, 2010 and 2009.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Cash and Cash Equivalents

For financial reporting purposes, the Company considers highly liquid investments purchased with original maturity of three months or less to be cash equivalents. Restricted cash represents time deposits to guarantee bank acceptance notes and to collateralize short-term bank loans and letters of credit. Also see Note 7.

(e)	Marketable Securities

The Company’s investment in marketable securities consists of an investment in a Chinese open-ended mutual fund that invests in Chinese corporate equity securities. The Company’s investment is classified as available-for-sale.

In accordance with ASC 320-10 “Accounting for Certain Investments in Debt and Equity Securities”, this investment is carried at fair market value and any unrealized gains and losses are included in other comprehensive income, a separate component of shareholders’ equity.

Realized gains and losses from the sales of marketable securities and declines in value considered to be other than temporary are to be included in other income (expense).  For the years ended April 31, 2010 and 2009, there were $13,948 and $(11,550) unrealized gain (loss) included in other comprehensive income (loss), respectively.

(f)	Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of raw materials is determined on the basis of weighted average. The cost of finished goods is determined on the weighted average basis and comprises direct materials, direct labor and an appropriate proportion of overhead. Net realizable value is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.

(g)	Prepayments

Prepayments represent cash paid in advance to suppliers for purchases of raw materials.

(h)	Product Financing Arrangements

The Company simultaneously sells and agrees to repurchase inventory to and from third parties. The repurchase price is contractually fixed at an amount equal to the original sales price plus the financing entity’s carrying and financing costs. The inventory is not shipped, and the title is not passed to the buyer. The purpose of the transaction is to enable the Company to arrange financing of its original purchase of the inventory.

FASB ruled that the substance of this transaction is that of a borrowing transaction, not a sale. That is, the transaction is, in substance, no different from the Company directly obtaining third-party financing to purchase inventory. ASC 470-10, Product Financing Arrangement, specifies that the proper accounting by the Company is to record a liability in the amount of the selling price when the funds are received from the financing entity in exchange for the initial transfer of the inventory. The liability is satisfied when the Company repurchases the inventory. Also see Note 18.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Long-Term Investments

The Company invested in companies in the PRC that have operations in the guarantee and commercial banking industries. As of April 30, 2010 and 2009, the Company does not have more than 20% interest in any of the investments and does not exercise significant influence over them. The Company accounts for the investments under the cost method. Investment income is recognized by the Company when the investee declares a dividend and the Company believes it is collectible. Also see Note 13.

(j)	Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided over their estimated useful lives, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter.  Estimated useful lives are as follows:

Buildings	30 years
Machinery	10~12 years
Motor vehicles	5 years
Office equipment	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

(k)	Construction in Progress

Construction in progress represents direct costs of construction or the acquisition cost of buildings or machinery and design fees. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until the assets are completed and ready for their intended use.

(l)	Land Use Rights

According to the laws of China, land in the PRC is owned by the government and cannot be sold to an individual or company.  However, the government grants the user a “land use right” to use the land.  The land use right granted to the Company is being amortized using the straight-line method over the lease term of fifty years.

(m)	Impairment of Long-Term Assets

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in ASC 360-10. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. There was no impairment for the years ended April 30, 2010 and 2009.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Goodwill

The Company evaluates goodwill in accordance with ASC Topic 350, “ Intangibles — Goodwill and Other.” Goodwill is recorded at the time of an acquisition and is calculated as the difference between the total considerations paid for an acquisition and the fair value of the net tangible and intangible assets acquired. Accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. If the assumptions and estimates used to allocate the purchase price are not correct, or if business conditions change, purchase price adjustments or future asset impairment charges could be required. The value of goodwill, could be impacted by future adverse changes such as: (i) any future declines in our operating results, (ii) a decline in the valuation of technology, including the valuation of our common stock, (iii) a significant slowdown in the worldwide economy or (iv) any failure to meet the performance projections included in our forecasts of future operating results. In accordance with ASC Topic 350, the Company tests goodwill for impairment on an annual basis or more frequently if the Company believes indicators of impairment exist. Impairment evaluations involve management estimates of asset useful lives and future cash flows. Significant management judgment is required in the forecasts of future operating results that are used in the evaluations. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analysis, are lower than the original estimates used to assess the recoverability of these assets, the Company could incur additional impairment charges in a future period.

The Company performs its annual impairment review of goodwill in April, and when a triggering event occurs between annual impairment tests. The Company recorded no impairment loss for the years ended April 30, 2010 and 2009.

(o)	Revenue Recognition

Revenue represents the invoiced value of goods sold, recognized upon the shipment of goods to customers. Revenue is recognized when all of the following criteria are met:

-Persuasive evidence of an arrangement exists,
-Delivery has occurred or services have been rendered,
-The seller's price to the buyer is fixed or determinable, and
-Collectability is reasonably assured.

The majority of the Company’s revenue results from sales contracts with distributors and revenue is recorded upon the shipment of goods. Management conducts credit background checks for new customers as a means to reduce the subjectivity of collectability.

The Company simultaneously sells and agrees to repurchase inventory to and from third parties. The Company does not recognize sales and purchases for such transactions, but records a liability in the amount of the selling price when the funds are received from the financing entity. The liability is satisfied when the Company repurchases the inventory. Also see Note 4 (h), and Note 18.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to expense as incurred. Retirement benefits amounting to $90,055 and $97,460 were charged to operations for the years ended April 30, 2010 and 2009, respectively.

(q)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.  Also see Note 19.

(r)	Shipping and Handling

The Company's shipping and handling costs are included in selling and marketing expenses. For the years ended April 30, 2010 and 2009, the shipping and handling costs were $1,809,268 and $3,418,496, respectively.

(s)	Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company is the Renminbi (RMB). Capital accounts of the consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.

Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rate of the year.

	April 30, 2010	April 30, 2009
Year end RMB : US$ exchange rate	$6.8358	$6.8352
Average yearly RMB : US$ exchange rate	6.8355	6.9155

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain and unrealized gains on marketable securities.

(u)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and overseas market. Also see Note 23.

(v)	Non-Controlling Interest

Non-controlling minority interest represents the portion of earnings that is not within the parent Company’s control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. Net income from non-controlling minority interests is shown separately on the consolidated statements of income. There was $10,824 and $6,079 net income contributed to non-controlling interest for the years ended April 30, 2010 and 2009, respectively.

(w)	Recent Accounting Pronouncements

Effective January 1, 2009, the Company adopted ASC 815-10 (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities), which amends SFAS No. 133 and expands disclosures to include information about the fair value of derivatives, related credit risks and a company's strategies and objectives for using derivatives. The adoption of ASC 815-10 did not have a material effect on the Company’s financial statements as of April 30, 2010.

Effective January 1, 2009, the Company adopted ASC 815-40 (formerly Emerging Issues Task Force (“EITF”) Issue No. 07-05, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-05”). ASC 815-40 addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). If an instrument (or an embedded feature) that has the characteristics of a derivative instrument under paragraphs 6–9 of SFAS 133 is indexed to an entity's own stock, it is still necessary to evaluate whether it is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument). Other applicable authoritative accounting literature, including Issues EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company Own Stock, and EITF 05-2, The Meaning of “Conventional Debt Instrument” in Issue No. 00-19, provides guidance for determining whether an instrument (or an embedded feature) is classified in stockholders' equity (or would be classified in stockholders' equity if it were a freestanding instrument).

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) Recent Accounting Pronouncements (Continued)

ASC 815-40 does not address that second part of the scope exception in paragraph 11(a) of SFAS 133. The adoption of ASC 815-40 did not have a material effect on the Company’s financial statements as of April 30, 2010.

On April 9, 2009, the Financial Accounting Standards Board (“FASB”) also approved ASC 825-10 (formerly FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments) to require disclosures about fair value of financial instruments in interim period financial statements of publicly traded companies and in summarized financial information required by APB Opinion No. 28, Interim Financial Reporting. We are required to adopt ASC 825-10 for our interim and annual reporting periods ending after June 15, 2009. ASC 825-10 does not require disclosures for periods presented for comparative purposes at initial adoption. ASC 825-10 requires comparative disclosures only for periods ending after initial adoption. The adoption of ASC 825-10 did not have a material effect on the Company’s financial statements as of April 30, 2010.

In April 2009, the FASB updated guidance related to fair-value measurements to clarify the guidance related to measuring fair-value in inactive markets, to modify the recognition and measurement of other-than-temporary impairments of debt securities, and to require public companies to disclose the fair values of financial instruments in interim periods. The adoption did not have a material effect on the Company’s financial statements as of April 30, 2010.

In June 2009, the FASB issued ASC 810-10 (formerly SFAS No. 167) Amendments to FASB Interpretation No. 46(R), which require an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprises variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprises involvement in a variable interest entity. ASC 810-10 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that. The adoption of ASC 810-10 did not have a material effect on the Company’s financial statements as of April 30, 2010.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers and information on purchases, sales, issuance, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value measurement hierarchy. This guidance is effective for the Company beginning March 1, 2010. The adoption did not have a material effect on the Company’s financial statements as of April 30, 2010.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 5 – LIQUIDITY

The Company has a working capital deficit of $55,649,346 and $48,490,966 at April 30, 2010 and 2009, respectively. This was principally due to the fact that the Company had $192,534,764 and $161,362,549 of short-term debt at April 30, 2010 and 2009, derived from following:

	April 30, 2010	April 30, 2009
Short-term bank borrowings	$104,156,201	$64,659,504
Due to a related party	1,426,048	983,613
Notes payable	43,080,547	56,671,825
Product and other financing arrangements	43,871,968	39,047,607
Total short-term debt	$192,534,764	161,362,549

The Company also had a $17,808,651 accumulated deficit at April 30, 2008. The Company currently generates its cash flow through operating profit, and the Company had net income of $6,576,366 and $4,972,683 for the years ended April 30, 2010 and 2009, respectively. As of the date of this report, the Company has not experienced any liquidity problems in settling payables in the normal course of business and repaying bank loans when they become due. To improve liquidity, the Company may explore new expansion opportunities and funding sources, including seeking external funding and financing.

NOTE 6 – CONCENTRATIONS

(a)   Customers

The Company has major customers who accounted for the following percentages of total sales and accounts receivable:

	Sales Years Ended April 30,		Accounts Receivable April 30,
Customers	2010	2009	2010	2009
Company A	8.2%	11.6%	11.2%	18.8%
Company B	8.1%	3.6%	18.7%	8.6%
Company C	4.8%	0.7%	7.8%	-
Company D	4.4%	2.0%	2.0%	-
Company E	3.4%	-	6.1%	-

(b)   Suppliers

The Company has major suppliers who accounted for the following percentages of total purchases and accounts payable:

	Purchases Years Ended April 30,		Accounts Payable April 30,
Suppliers	2010	2009	2010	2009
Company F	11.9%	30.2%	-	-
Company G	9.8%	14.1%	-	-
Company H	5.0%	-	-	-
Company I	7.9%	12.1%	-	12.0%
Company J	3.5%	-	-	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 7 – RESTRICTED CASH

Restricted cash as of April 30, 2010 and 2009 represented time deposits with original maturity between three and twelve months to secure banking facilities granted by various financial institutions as follows:

			April 30, 2010	April 30, 2009

Notes payable-bank acceptance notes	17	(b)	$33,574,710	$50,775,875
Domestic letters of credit financing	16	(b)	13,504,251	5,948,997
Savings deposits as guarantees for due to a shareholder	10	(e)	1,462,887	731,507
Bidding for project			521,096	698,443
Interest income			15,835	865
Total			$49,078,779	$58,155,687

NOTE 8 – INVENTORIES

Inventories are summarized as follows:

	April 30, 2010	April 30, 2009
Raw materials	$9,022,627	$6,448,741
Work-in-progress	263,119	150,558
Finished goods	20,456,643	9,650,448
Total inventories	$29,742,389	$16,249,747

As of April 30, 2010, inventories with a carrying amount of $25,005,824 were pledged as collateral for Minsheng Bank and Everbright Bank short-term loans. Also see Note 16 (a).

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 9 – NOTES RECEIVABLE

Notes receivable consist of the following:

	April 30, 2010	April 30, 2009

Notes receivable from unrelated companies:
Due April 29, 2011, interest at 5.31% per annum	$877,732	$-
Due October 7, 2010, interest free (settled on its due date)	146,289	-
Due December 21, 2010, interest free (settled on its due date)	146,289
Due December 31, 2010, interest free (settled on its due date)	731,443
Due May 10, 2010, interest free (settled on its due date)	1,607,201
Due May 15, 2010 interest free (settled on its due date)	3,112,632
Due December 31, 2009, interest free (settled on its due date)	-	746,138
Due January 31, 2010, interest free(settled on its due date)	-	73,151
Due December 21, 2009, interest free (settled on its due date)	-	73,151
Due October 6, 2009, interest free (settled on its due date)	-	146,301
Due May 6, 2009, interest free (settled on its due date)	-	117,440
Due May 8, 2009, interest free (settled on its due date)	-	18,806,677
Due May 15, 2009, interest free (settled on its due date)	-	1,179,775
Sub total of notes receivable from unrelated companies	6,621,586	21,142,633

Bank acceptance notes:
Due May 30, 2010	14,629	-
Due June 25, 2010	7,314	-
Due July 28, 2010	2,194,330	-
Due August 3, 2010	29,258	-
Due August 8, 2010	76,070	-
Due August 9, 2010	7,314	-
Due August 10, 2010	43,887	-
Due September 8, 2010	49,738	-
Due October 21, 2010	877,732	-
Due October 20, 2009	-	731,507
Due June 8, 2009	-	38,038
Due June 17, 2009	-	146,301
Due May 21, 2009	-	84,628
Sub total bank acceptance notes	3,300,272	1,000,474

Total	$9,921,858	$22,143,107

Notes receivable from unrelated companies are unsecured.

All the bank acceptance notes are interest free and were settled on the due date.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 10 – RELATED PARTY TRANSACTIONS

(I)	Due From Related Parties

		April 30, 2010	April 30, 2009

Taiyuan Guangfa Material Trading Co., Ltd	(a)	$7,745,403	$7,507,184
Shanxi Jieyuan Material Trading Co., Ltd	(b)	5,158,764	5,076,043
Taiyuan Tianlong Machine Manufacture Co., Ltd	(c)	25,796	11,748
Bai Jie	(d)	93,377	-
Total		$13,023,340	$12,594,975

(II)	Due To a Related Party

		April 30, 2010	April 30, 2009

Liu Xudong	(e)	$1,426,048	$983,613
Total		$1,426,048	$983,613

(III)	Notes receivable from related parties

	April 30, 2010	April 30, 2009

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2010, interest at 6.37% per annum. (Settled on its due date)	$-	$92,170
Total	$-	$92,170

(IV)	Due From Employees

		April 30, 2010	April 30, 2009

Current		$409,322	$302,142
Total due from employees	(f)	$409,322	$302,142

(a) Taiyuan Guangfa Material Trading Co., Ltd (“Guangfa”) is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The balances represent advances to Guangfa for materials purchases. The balances are interest free, unsecured and were subsequently settled.

(b) Shanxi Jieyuan Material Trading Co., Ltd (“Jieyuan”) is under the control of Tian Lanfang and Bai Jie, two members of SXGL’s principal owner's immediate family. The balances represent advances to Jieyuan for materials purchases. The balances are interest free, unsecured and were subsequently settled.

(c) Taiyuan Tianlong Machine Manufacture Co., Ltd (“Tianlong) is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The receivable balance represents business related expenses paid by the Company on behalf of Tianlong, which is unsecured, interest-free and has no fixed repayment term and is due on demand.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(d) Bai Jie is the spouse of Liu Xudong, also see (e). The balance represents the sales proceeds from marketable securities received by Bai Jie on behalf of the Company, which is interest-free and due on demand.

(e) Liu Xudong is the principal owner and the chairman of the Company. The balance at April 30, 2010 and 2009 represents a loan to the Company for working capital purposes, which is secured by a time deposit, interest-free and has no fixed repayment term. See Note 7.

 (f) Due from employees are interest-free, unsecured and have no fixed repayment terms. The Company provides these advances for business-related purposes only, including for the purchases of raw materials and business-related travel in the ordinary course of business.

NOTE 11 – PLANT AND EQUIPMENT, NET

Plant and equipment consist of the following:

	April 30, 2010	April 30, 2009
At cost:
Buildings	$4,795,023	$3,194,532
Machinery and equipment	66,940,817	57,962,295
Office equipment	319,727	286,151
Motor vehicles	1,824,593	1,518,123
	73,880,160	62,961,101
Less : Accumulated depreciation
Buildings	(268,817)	(152,961)
Machinery and equipment	(15,786,739)	(10,173,357)
Office equipment	(196,451)	(142,945)
Motor vehicles	(1,139,285)	(929,681)
	(17,391,292)	(11,398,944)
Plant and equipment, net	$56,488,868	$51,562,157

Depreciation expense for the years ended April 30, 2010 and 2009 was $5,993,573 and $4,627,422, respectively.

As of April 30, 2010, the application for ownership certificates of four buildings with an aggregate net book value of $1,896,323 is in progress. The Company’s legal counsel has confirmed the ownership of the four buildings by the Company.

As of April 30, 2010 and 2009, plant and equipment with a net book value of $3,508,782 and $1,267,019, respectively, were pledged as collateral for bank loans. Also see Note 16(a).

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 12 – LAND USE RIGHTS, NET

Land use rights consist of the following:

	April 30, 2010	April 30, 2009
Cost of land use rights	$3,221,405	$3,221,687
Less: Accumulated amortization	(394,458)	(328,743)
Land use rights, net	$2,826,947	$2,892,944

Amortization expense for the years ended April 30, 2010 and 2009 was $65,745 and $64,985, respectively.

Amortization expense for the next five years and thereafter is as follows:

2011	$65,746
2012	65,746
2013	65,746
2014	65,746
2015	65,746
Thereafter	2,498,217
Total	$2,826,947

As of April 30, 2010, a land use right with a net book value of $2,130,026 was pledged to Minmetals Steel Beijing Co., Ltd. for product financing arrangements in the amount of $21,050,938. Also see Note 18.

NOTE 13 – LONG TERM INVESTMENTS

Long term investments consist of the following:

	Ownership Interest	April 30, 2010	Ownership Interest	April 30, 2009
At cost:
Shanxi Zhong Lian Steel Guarantee Co., Ltd.	8%	$3,510,927	-	$-
Jinzhong Credit Union Bank	<20%	146,289	<20%	146,301
Total		$3,657,216		$146,301

As of April 30, 2010 and 2009, the Company does not have more than 20% interest in any of the investments and does not exercise significant influence over them.

The Company accounts for these investments under the cost method. Investment income is recognized by the Company when the invested companies declare a dividend and the Company believes it is collectible. No investment income was recognized for the years ended April 31, 2010 and 2009.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 14 – LONG-TERM NOTES RECEIVABLE FROM RELATED PARTIES

The long-term notes receivable from related parties consist of the following:

			April 30, 2010	April 30, 2009

Taiyuan Tianlong Machine Manufacture Co., Ltd, due April 30, 2013, interest at 6.91% per annum.	a	)	$7,424,976	$7,425,628

Taiyuan Tianlong Machine Manufacture Co., Ltd, due April 30, 2010, interest at 6.37% per annum. (Settled on its due date)	a	)	-	108,409

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2013, interest at 6.91% per annum.	b	)	1,193,197	1,193,302

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2013, interest at 6.48% per annum.	b	)	4,505,369	-

Shanxi Jieyuan Material Trading Co., Ltd, due April 30, 2013, interest at 6.91% per annum	c	)	11,643,262	11,644,284

Shanxi Jieyuan Material Trading Co., Ltd, due April 30, 2013, interest at 6.48% per annum.	c	)	3,931,679	-
Total			28,698,483	20,371,623

Less: Current portion			-	(108,409)
Long-term portion			28,698,483	20,263,214

To explore new markets in China and meet the competition in developing areas in China, in 2008, 2009 and 2010, the Company entered into several long-term notes with related parties, Taiyuan Tianlong Machine Manufacture Co., Ltd. (“Tianlong”), Taiyuan Guangfa Material Trading Co., Ltd. ("“Guangfa) and Shanxi Jieyuan Material Trading Co., Ltd. (“Jieyuan”), which will assist SXGL to expand in local markets. The principal shall be repaid at maturity.  Also see Note 15 for accrued interest receivable.

a) Tianlong is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The notes are unsecured.

b) Guangfa is under the control of Tian Lanfang, a member of SXGL’s principal owner's immediate family. The notes are unsecured.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 14 – LONG-TERM NOTES RECEIVABLE FROM RELATED PARTIES (CONTINUED)

c) Jieyuan is under the control of Tian Lanfang and Bai Jie, two members of SXGL’s principal owner's immediate family. The notes are unsecured.

Interest income for long-term notes receivable from related parties for the years ended April 30, 2010 and 2009 was $1,400,532 and $1,743,883, respectively.

NOTE 15 – INTEREST RECEIVABLE FROM RELATED PARTIES

Interest receivable from related parties consist of the following:

	April 30, 2010	April 30, 2009

Taiyuan Tianlong Machine Manufacture Co., Ltd.	1,026,429	507,385

Taiyuan Tianlong Machine Manufacture Co., Ltd, due April 30, 2010. (Settled on its due date)	-	7,025

Shanxi Jieyuan Material Trading Co., Ltd.	1,469,164	664,441

Taiyuan Guangfa Material Trading Co., Ltd.	163,128	86,534
Total	$2,658,721	1,265,385

Less: Current portion	(886,240)	(7,025)
Long-term portion	$1,772,481	$1,258,360

Interest shall be paid quarterly starting April 30, 2011 according to the repayment schedule.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS

The short-term bank borrowings consist of the following:

		April 30, 2010	April 30, 2009
Short-term bank loans	(a)	$76,084,730	$52,887,260
Domestic letter of credit financing	(b)	28,071,471	11,772,244
		$104,156,201	$64,659,504

(a)	Short-Term Bank Loans

The short-term bank loans consist of the following:

	April 30, 2010	April 30, 2009
Loans from Agriculture Bank of China:

Monthly interest only payments at 6.372% per annum, due May 10, 2010, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd.	$3,949,794	$-

Monthly interest only payments at 6.372% per annum, due June 25, 2010, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd.	3,364,639	-

Monthly interest only payments at 9.711% per annum, due June 26, 2009, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd.	-	3,364,934

Loans from Bank of Communications:

Monthly interest only payments at 6.903% per annum, due August 12, 2010, guaranteed by Shanxi Guanghua Cast Pipe Co., Ltd., Shanxi Zhongbao Technology & Trade Co., Ltd., Taiyuan Rongfeng Energy Co., Ltd. and a shareholder, Liu Xudong.	4,388,660	-

Monthly interest only payments at 7.254% per annum, due December 4, 2009, guaranteed by Taiyuan Rongfeng Co., Ltd. and Shanxi Zhongbao Co., Ltd.	-	2,926,030

Loans from Everbright Bank:

Monthly interest only payments at 5.310% per annum, due April 25, 2010 guaranteed by Shanxi Wanbang Industry and Trade Co., Ltd., also see Note 21 and collateralized by inventory owned by the Company. Also see Note 8.	2,925,773	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2010	April 30, 2009
Everbright Bank Taiyuan Branch:

Monthly interest only payments at 4.860% per annum, due May 7, 2010. Accounts receivable from Xinjiang Yinuo Co., Ltd. was pledged as collateral, which was collected before April 30, 2010.	$1,462,887	$-

Monthly interest only payments at 4.860% per annum, due July 28, 2010. Accounts receivable of $897,447 of Xi’an Rongdi Pipe Group Co., Ltd. was pledged as collateral.	4,388,660	-

Monthly interest only payments at 6.570% per annum, due May 6, 2009. Accounts receivable from Xinjiang Yinuo Co., Ltd. was pledged as collateral, which was collected before April 30, 2009.	-	2,048,221

Monthly interest only payments at 4.860% per annum, due August 21, 2009. Accounts receivable of $77,737 of Xi’an Rongdi Pipe Group Co., Ltd. was pledged as collateral.	-	4,389,045

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

(a)	Short-Term Bank Loans (continued)

	April 30, 2010	April 30, 2009
Loans from China Construction Bank:

Monthly interest only payments at 5.310% per annum, due May 28, 2010, secured by machinery and equipment owned by the Company. Also see Note 11.	$731,443	$-

Monthly interest only payments at 5.310% per annum, due November 10, 2010, secured by machinery and equipment owned by the Company. Also see Note 11.	731,442	$-

Monthly interest only payments at 5.310% per annum, due January 24, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	5,705,257	-

Monthly interest only payments at 5.310% per annum, due January 25, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	731,442	-

Monthly interest only payments at 5.310% per annum, due January 26, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	2,194,329

Monthly interest only payments at 7.470% per annum, due May 29, 2009, secured by machinery and equipment owned by the Company. Also see Note 11.	-	731,507

Monthly interest only payments at 6.660% per annum, due November 5, 2009, secured by machinery and equipment owned by the Company. Also see Note 11.	-	731,507

Monthly interest only payments at 5.310% per annum, due January 19, 2009, secured by machinery and equipment owned by the Company. Also see Note 11.	-	731,507

Monthly interest only payments at 5.310% per annum, due January 23, 2009, secured by machinery and equipment owned by the Company. Also see Note 11.	-	2,194,522

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2010	April 30, 2009
Loans from China Bohai Bank:

Monthly interest only payments at 5.841% per annum, due October 22, 2010, guaranteed by a shareholder, Liu Xudong.	$2,194,330	$-

Monthly interest only payments at 5.346% per annum, due October 19, 2009, guaranteed by Shanxi Wanbang Trade and Industry Co., Ltd.	-	2,194,522

Loans from China Merchants Bank:

Monthly interest only payments at 6.903% per annum, due July 21, 2010, guaranteed by Shanxi XinDayu Material Co., Ltd., also see Note 21 and a shareholder, Liu Xudong.	2,925,773	-

Monthly interest only payments at 6.903% per annum, due March 3, 2011, guaranteed by Shanxi Zhonglian Steel Guarantee Co., Ltd.	1,462,887	-

Loans from CITIC Bank:

Monthly interest only payments at 6.903% per annum, due May 28, 2010, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., also see Note 21.	4,388,660	-

Monthly interest only payments at 6.903% per annum, due April 7, 2011, guaranteed by Shanxi XinDayu Material Co., Ltd., also see Note 21.	1,462,887	-

Monthly interest only payments at 9.711% per annum, due May 28, 2009 guaranteed by Shanxi Tongyuan Industrial Co., Ltd.	-	2,926,031

Monthly interest only payments at 6.903% per annum, due August 5, 2009, guaranteed by Shanxi Tongyuan Industrial Co., Ltd.	-	1,463,016

Monthly interest only payments at 6.903% per annum, due March 20, 2010, guaranteed by Shanxi XinDayu Material Co., Ltd.	-	1,463,016

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2010	April 30, 2009
Loans from Industrial and Commercial Bank of China:

Monthly interest only payments at 6.903% per annum, due January 12, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd., also see Note 21.	$1,462,887	$-

Monthly interest only payments at 9.711% per annum, due September 2, 2009, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd.	-	1,463,015

Loans from Huaxia Bank:

Monthly interest only payments at 5.832% per annum, due June 24, 2010, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., also see Note 21 and a shareholder, Liu Xudong.	1,462,887	-

Monthly interest only payments at 6.107% per annum, due December 25, 2010, guaranteed by Zhongbao Trading Co., Ltd., and Taiyuan Rongfeng Co., Ltd.	4,388,660	-

Monthly interest only payments at 5.832% per annum, due July 1, 2009, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., and a shareholder, Liu Xudong.	-	1,463,015

Monthly interest only payments at 6.372% per annum, due January 2, 2010, guaranteed by Zhongbao Trading Co., Ltd., and Taiyuan Rongfeng Co., Ltd.	-	4,389,045

Loans from Jinshang Bank:

Monthly interest only payments at 5.310% per annum, due November 19, 2010, guaranteed by Shanxi zhonglian guarantee Co., Ltd., and a shareholder, Liu Xudong.	1,462,887	-

Monthly interest only payments at 6.903% per annum, due April 12, 2010, guaranteed by Taiyuan SME Guarantee Co., Ltd.	-	2,487,125

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2010	April 30, 2009
Loans from China Minsheng Bank:

Monthly interest only payments at 5.103% per annum, due July 11, 2010, guaranteed by XASP.	$5,295,649	$-

Monthly interest only payments at 5.346% per annum, due October 6, 2010, pledged by inventory of the Company. Also see Note 8.	2,925,773	-

Monthly interest only payments at 6.318% per annum, due July 4, 2009, pledged by inventory of the Company. Also see Note 8.	-	72,419

Monthly interest only payments at 5.310% per annum, due April 14, 2010, pledged by inventory of the Company, also see Note 8 and guaranteed by a shareholder, Liu Xudong.	-	2,926,030

Loans from Jinzhong Credit Union:

Monthly interest only payments at 10.368% per annum, due December 27, 2010, guaranteed by Shanxi 525 Storage Transportation Co., Ltd.	1,448,258	-

Monthly interest only payments at 7.560% per annum, due January 7, 2010, guaranteed by Shanxi 525 Storage an Transportation Co., Ltd.	-	1,755,618

Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 6.372% per annum, due June 2, 2010, guaranteed by Shanxi SME Credit Guarantee Co., Ltd.	1,462,887	-

Monthly interest only payments at 6.372% per annum, due June 18, 2010, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd.	1,462,887	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2010	April 30, 2009
Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 6.372% per annum, due March 31, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd.	$1,462,887	$-

Monthly interest only payments at 7.470% per annum, due May 21, 2009, guaranteed by Shanxi SME Credit Guarantee Co., Ltd.	-	2,926,030

Monthly interest only payments at 8.964% per annum, due June 30, 2009, guaranteed by Taiyuan Tianlong Machinery Manufacturing Co., Ltd. & Shanxi Jinzhong Industry & Trade Co., Ltd.	-	1,463,015

Monthly interest only payments at 4.860% per annum, due May 10, 2010, accounts receivable of $1,389,727 of Taiyuan Reli Co., Ltd. was pledged as collateral.	2,194,329	-

Monthly interest only payments at 4.860% per annum, due July 31, 2010, accounts receivable of $1,389,727 of Taiyuan Reli Co., Ltd. was pledged as collateral.	2,194,329	-

Monthly interest only payments at 5.589% per annum, due September 21, 2010, accounts receivable of $6,570,475 of Datong Thermal Co., Ltd. was pledged as collateral.	4,388,660	-

Monthly interest only payments at 5.589% per annum, due October 28, 2010, accounts receivable of $6,570,475 of Datong Thermal Co., Ltd. was pledged as collateral.	1,462,887	-

Monthly interest only payments at 6.633% per annum, due May 17, 2009, accounts receivable of $1,563,484 of Taiyuan Reli Co., Ltd. was pledged as collateral.	-	2,194,523

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30,	April 30,
	2010	2009
Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 5.346% per annum, due September 10, 2009, accounts receivable of $1,563,484 of Taiyuan Reli Co., Ltd. was pledged as collateral.	-	2,194,523

Monthly interest only payments at 5.346% per annum, due October 2, 2009, accounts receivable of $77,737 of Xi’an Rongdi Pipe Group Co., Ltd. was pledged as collateral.	-	4,389,044
Total	$76,084,730	$52,887,260

Interest expense for short-term bank loans for the years ended April 30, 2010 and 2009 was $4,320,605 and $3,616,306, respectively. All of the short-term bank loans were repaid on their due date.

The Company is able to obtain short-term bank loans based on the volume of outstanding accounts receivable. The accounts receivable collateralizes the bank loans. The receivables are collected into a bank controlled account, and the money in that account pays the debt at maturity. The Company obtains the asset based loans from Everbright Bank and Shanghai Pudong Development Bank.

The Company’s credit risk consists principally of accounts receivable. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover receivables. Furthermore, the Company reviews the recoverable amount of each individual trade receivable at each balance sheet date to ensure that adequate impairment losses are provided for unrecoverable amounts. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(b)	Domestic Letters of Credit Financing

The Domestic Letters of Credit (DLC) refers to a settlement method with which the DLC-opening bank, at the request of the buyer, issues a written payment commitment to the seller and pays to the seller the sales price upon receipt of documents that comply with the domestic provisions of the DLC in domestic trade. As a buyer, the Company has a liability when the DLC-opening bank pays the seller.

The DLC financing consist of the followings:

	April 30, 2010	April 30, 2009
Due May 6, 2010	$889,229	$-
Due May 18, 2010	427,678	-
Due May 28, 2010	3,251,927	-
Due June 10, 2010	405,296	-
Due July 1, 2010	3,936,477	-
Due July 13, 2010	3,072,037	-
Due August 6, 2010	2,361,904	-
Due August 11, 2010	1,807,323	-
Due October 26, 2010	1,898,827	-
Due June 4, 2010	5,851,546	-
Due July 16, 2010	4,169,227	-
Due May 7, 2009		1,258,192
Due June 17, 2009		1,755,625
Due June 25, 2009		1,755,699
Due July 7, 2009		3,950,147
Due July 15, 2009		3,052,581
	$28,071,471	$11,772,244

Interest expense was $620,381 and $552,205 for the years ended April 30, 2010 and 2009, respectively.

The DLC financing are secured by $13,504,251 and $5,948,997 of restricted cash at April 30, 2010 and 2009, respectively. Also see Note 7.

The above listed domestic letters of credit were all settled on their due date.

NOTE 17 – NOTES PAYABLE

Notes payable consist of the following:

		April 30, 2010	April 30, 2009
Notes payable to unrelated parties	(a)	$1,459,961	$2,969,920
Bank acceptance notes	(b)	41,620,586	53,701,905
Total		$43,080,547	$56,671,825

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 17 – NOTES PAYABLE (CONTINUED)

(a)	Notes Payable to Unrelated Parties

The Notes payable to unrelated parties consist of the followings:

	April 30, 2010	April 30, 2009

Due June 4, 2010, interest at 19.2% per annum	$304,280	$-
Due August 13, 2010, interest at 24% per annum	1,024,021	-
Due August 13, 2010, interest free, unsecured	131,660	-
Due May 12, 2009, interest free, unsecured	-	585,206
Due June 3, 2009, interest at 19.2% per annum	-	204,822
Due August 13, 2010, interest at 24% per annum	-	877,809
Due August 13, 2010, interest free, unsecured	-	131,672
Due August 13, 2010, interest free, unsecured	-	1,170,411
Subtotal	$1,459,961	$2,969,920

Interest expense for notes payable to unrelated parties for the years ended April 30, 2010 and 2009 was $325,247 and $48,118, respectively.

The above listed notes payable to unrelated third parties were all settled on their due date.

(b)	Bank Acceptance Notes

The bank acceptance notes consist of the followings:

	April 30, 2010	April 30, 2009
Bank acceptance notes (aggregated by month of maturity):
Due May, 2010	5,266,392	-
Due June, 2010	15,453,934	-
Due July, 2010	7,899,587	-
Due August, 2010	4,886,041	-
Due September, 2010	5,627,725	-
Due October, 2010	2,486,907	-
Due May, 2009	-	4,096,442
Due June, 2009	-	11,704,120
Due July, 2009	-	14,911,447
Due August, 2009	-	9,509,597
Due September, 2009	-	8,648,546
Due October, 2009	-	4,831,753
Total	$41,620,586	$53,701,905

All the bank acceptance notes are subject to bank charges of 0.005% of the principal as commission on each transaction. Bank charges for notes payable were $39,737 and $50,284 for the years ended April 30, 2010 and 2009, respectively.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 17 – NOTES PAYABLE (CONTINUED)

(b)	Bank Acceptance Notes (continued)

The bank acceptance notes are secured by $33,754,710 and $50,775,875 of restricted cash at April 30, 2010 and 2009, respectively. Also see Note 7.

The above listed bank acceptance notes payable were all settled on their due date.

NOTE 18 – PRODUCT AND OTHER FINANCING ARRANGEMENTS

Liabilities from product and other financing arrangements consist of the following:

		April 30, 2010	April 30, 2009

Due May 8, 2010, interest at 1% per 75 days	(a)	$3,510,926	$

Due May 16, 2010, interest at 1% per 75 days	(a)	5,266,392

Due June 17, 2010, interest at 1% per 75 days	(a)	3,510,928

Due July 14, 2010, interest at 1% per 75 days	(a)	3,510,928

Due July 5, 2010, interest at 1% per 75 days	(a)	3,510,928

Due July 11, 2010, interest at 1% per 75 days	(a)	3,510,928

Due March 31, 2011, interest at 1.5% per 90 days	(b)	21,050,938		22,223,198

Due June 16, 2009, interest at 1% per 75 days	(a)	-		5,266,854

Due June 28, 2009, interest at 1% per 75 days	(a)			3,277,154

Due June 30, 2009, interest at 1% per 75 days	(a)			5,266,854

Due July 5, 2009, interest at 1% per 75 days	(a)			3,013,547

Total		43,871,968		39,047,607

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 18 – PRODUCT AND OTHER FINANCING ARRANGEMENTS (CONTINUED)

(a)
The liabilities are due to an unrelated party. The balances represent funds received to support the Company’s business operations. The inventory described in the product financing arrangements was not shipped to party (a) and the title did not pass to party (a). However, party (a) has the right to request the shipment if the Company does not perform its repurchase obligation. The notes were all settled on their due date.

(b)
The liabilities are due to an unrelated party. The balances represent funds received to support the Company’s business operations. The inventory described in the product financing arrangements was not shipped to party (b) and the title did not pass to party (b). However, party (b) has the right to request the shipment if the Company does not perform its repurchase obligation. Such transaction was also secured by a land use right, also see Note 12, and the additional paid in capital of SXGL, also see Note 21.

Interest expense for liabilities from product financing arrangements for the years ended April 30, 2010 and 2009 was $1,120,594 and $1,652,615, respectively.

All of the arrangements that were due before July 30, 2011 were settled on their due date.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 19 – TAXES

(a)       Corporation Income Tax (“CIT”)

On March 16, 2007, the National People’s Congress of China approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT law”), which went into effective on January 1, 2008. In accordance with the relevant tax laws and regulations of PRC, the applicable corporate income tax rate for the Company is 25%.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. The interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of April 30, 2010 and 2009, the Company does not have a liability for unrecognized tax benefits.

The Company’s income tax expense for the years ended April 30, 2010 and 2009 are summarized as follows:

	April 30, 2010	April 30, 2009
Current:
Provision for CIT	$705,717	$978,224

Deferred:
Provision for CIT	2,162,543	1,048,682

Income tax expense	$2,868,260	$2,026,906

The Company’s income tax expense differs from the “expected” tax expense for the years ended April 30, 2010 and 2009 (computed by applying the CIT rate of 25% percent to income before income taxes) as follows:

	April 30, 2010	April 30, 2009

Computed “expected” expense	$2,361,157	$1,749,897
Permanent differences	507,103	277,009

Income tax expense	$2,868,260	$2,026,906

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 19 – TAXES (CONTINUED)

The tax effects of temporary differences that give rise to the Company's net deferred tax assets and liabilities as of April 30, 2010 and 2009 are as follows:

	April 30, 2010	April 30, 2009
Deferred tax assets (liabilities):
Current portion:
Loss carry forward	$127,712	$187,516
Sales	1,458,724	1,336,023
Expenses cut-off	1,622,373	1,609,138
(Over) under accrued cost of sales	(1,163,385)	1,313,620
Other	(111,697)	(2,644)
Subtotal	1,933,727	4,443,653

Non-current portion:
Depreciation	1,723,847	1,026,374
Interest income from long-term notes receivable	(664,680)	(314,590)

Subtotal	1,059,167	711,784

Net deferred tax assets	$2,992,894	$5,155,437

(b)      Value Added Tax (“VAT”)

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value added tax in accordance with Chinese Laws. The value added tax standard rate is 17% of the gross sale price and the Company records its revenue net of VAT. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

On January 1, 2002, the export policy of VAT “Exemption, Credit and Refund” began to apply to all exports by manufacture-based enterprises. In accordance with this policy, exported goods are exempted from output VAT and the input VAT charged for purchases of the raw materials, components and power consumed for the production of the exported goods may be refunded. The refund rate of steel pipe related products applicable to the Company is 13%.

The VAT payable of $933,256 and $463,884 at April 30, 2010 and 2009, respectively, is included in other payables in the accompanying consolidated balance sheets.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 20 – REGISTERED CAPITAL

The registered capital of the Company prior to the share exchange was as follows:

Registered Capital:	April 30, 2010		April 30, 2009

Liu Xudong	$45,000	90%	$45,000	90%
Li Ning	5,000	10%	5,000	10%
Total	$50,000	100%	$50,000	100%

The Company was incorporated under the laws of the British Virgin Islands. The registered capital of the Company was $50,000, held by Mr. Liu Xudong and Mr. Li Ning in the proportion of 90% and 10%, respectively.

NOTE 21 – ADDITIONAL PAID-IN CAPITAL

In 2009, Mr. Liu Xiudong, a shareholder and the chairman of the Company, contributed $38,562,951 to the Company to support the Company’s business development. This resulted in additional paid-in capital of $38,562,951 which has been reflected in the consolidated balance sheet as of April 31, 2010 and 2009.

As of April 30, 2010, additional paid in capital of $ 9,671,828 secured notes payable for product financing arrangements.

NOTE 22 – ACQUISITION

On April 30, 2009, the Company acquired from Sound Way Enterprises Ltd. (“SWEL”) shareholder all of the issued and outstanding shares of capital stock of SWEL. SWEL only acts as holding company with no substantial operations, and the business of SWEL is through its VIE, Shanxi Zhonglian Gas Development Co., Ltd. (“SXZL”). The principal activity of SXZL is the design, development, manufacturing, and commercialization of gas equipment in the PRC market. The purpose of the acquisition is to grow the Company’s operations and enlarge the distributor channel by acquiring other business entities and sharing customer bases.

The acquisition cost was $43,800,000 in cash.

The Company accounted for the business combination under the acquisition method. The assets acquired and liabilities assumed were measured at their fair value at the acquisition date. The fair value of the non-financial asset mainly includes the plant and equipment, was determined using the replacement cost method resulting in increases to Level 3 valuation amounts.

In connection with the acquisition, goodwill of $7,389,579 was recorded at the time of the acquisition and is calculated as the difference between the total consideration paid for and the fair value of the net tangible and intangible assets acquired. The recognized goodwill is mainly comprised of synergies from combining operations.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 22 – ACQUISITION (CONTINUED)

The Company had an insignificant amount of acquisition related cost during the years ended April 31, 2010 and 2009. The costs were expensed as incurred in the consolidated statement of income.

The following represents the major class of assets acquired and liabilities assumed at the acquisition date based on their respective fair values:

Plant and equipment	$33,798,545
Deferred tax assets	613,102
Cash and cash equivalents	103,411
Accounts receivable	205,824
Notes receivable	38,038
Other assets	1,819,540
Total assets purchased	$36,578,460

Accounts payable	(154,073)
Other liabilities	(13,984)
Total liabilities assumed	$(168,057)

Total net assets	$36,410,403

Share percentage	100%

Net assets acquired	$36,410,403

Total consideration paid	$43,800,000

Goodwill	$7,389,597

NOTE 23 – GEOGRAPHIC SALES

The following table discloses the Company’s revenue from customers by geographical area based on the location of the customer for the years April 30, 2010 and 2009:

	April 30, 2010		April 30, 2009
Area	Amounts	Percentage	Amounts	Percentage
China	$125,608,457	85.6%	$116,607,222	76.4%
Africa	16,414,308	11.2%	-	-
South America	4,328,557	2.8%	5,499,483	4%
North America	380,533	0.3%	6,884,626	4.6%
Asia (excluding China)	103,428	0.1%	19,840,547	13%
Europe	-	-	3,679,350	2%
Total	$146,835,283	100%	$152,511,228	100%

The Company’s credit risk consists principally of accounts receivable. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the management of the Company bought business credit insurance for all the export sales to insure payment of credit extended by the export sales.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 24 – CONTINGENCIES

(1)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Rong Xiang Trading Co., Ltd. (“SXRX”). If SXRX defaults on the repayment of its bank loans when they fall due, the Company is required to repay the outstanding balance. As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXRX was $4,388,660, which consists of the following:

April 30, 2010
Due November 14, 2010	$2,194,330
Due October 27, 2010	2,194,330
Total	$4,388,660

(2)
As of April 30, 2010, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd with a guarantee amount of $2,925,773, due May 26, 2010.

(3)
As of April 30, 2010, the Company entered into four guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Tongyuan Industrial Group Co., Ltd. (“SXTY”). SXTY also provided a cross guarantee for bank loans of $5,851,546 borrowed by the Company. Also see Note 16(a). As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXTY was $7,753,299, which consists of the following:

April 30, 2010
Due January 14, 2011	$2,633,196
Due August 5, 2010	3,657,216
Due April 24, 2011	1,462,887
Total	$7,753,299

(4)
As of April 30, 2010, the Company entered into one guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Wanbang Industry and Trade Co., Ltd. (“SXWB”) with a guarantee amount of $4,388,660, due June 4, 2010. SXWB also provided a cross guarantee for the short-term loan of $2,925,773 borrowed by the Company. See Note 16(a).

(5)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Taishi Metallurgy Industry Group Co., Ltd. (“SXTS”). SXTS also provided a cross guarantee for bank loans of $2,925,773 borrowed by the Company. Also see Note 16(a). As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXTS was $7,314,433, which consists of the following:

April 30, 2010
Due May 18, 2011	$4,388,660
Due February 24, 2011	2,925,773
Total	$7,314,433

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 24 – CONTINGENCIES (CONTINUED)

(6)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd (“TYNM”). As of April 30, 2010, the guarantee provided for bank loans borrowed by TYNM was $2,121,186, which consists of the following:

April 30, 2010
Due April 29, 2011	$1,097,165
Due November 4, 2010	1,024,021
Total	$2,121,186

(7)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Guanghua Pipe produce Co., Ltd. (“SXGH”). SXGH also provided a cross guarantee for bank loan of $4,388,660 borrowed by the Company. See Note 16(a). As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXGH was $29,257,732, which consists of the following:

April 30, 2010
Due October 10, 2010	$7,314,433
Due April 13, 2010	7,314,433
Due October 10, 2016	14,628,866
Total	$29,257,732

(8)
As of April 30, 2010, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi XinDayu Material Co., Ltd. (“SXXD”). SXXD also provided a cross guarantee for bank loans of $4,388,660 borrowed by the Company. Also see Note 16(a). As of April 30, 2010, the guarantee provided for the bank loans borrowed by SXXD was $3,218,351, which consists of the following:

April 30, 2010
Due December 16, 2010	$1,462,887
Due March 25, 2011	1,755,464
Total	$3,218,351

(9)
As of April 30, 2010, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Changxin Steel Co., Ltd. from the Huaxia Bank with a guarantee amount of $1,755,464, due September 13, 2010.

(10)
As of April 30, 2010, the Company entered into a guarantee contract to serve as guarantor for the bank loans borrowed by the Shanxi Xinhuayuan Trading Co., Ltd. from the Jinshang  Bank with a guarantee amount of $1,755,464, due June 25, 2010

All the guarantee liabilities due before July 30, 2011 were subsequently released since the debtors repaid the loans. Also see Note 25.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 24 – CONTINGENCIES (CONTINUED)

A default by the warrantees is considered remote by the management. Based on the information available to management, no liability for the guarantor's obligation under the guarantee was recognized as of April 30, 2010.

NOTE 25 – SUBSEQUENT EVENTS

On June 29, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by the Shanxi Taishi Metallurgy Industry Group Co., Ltd. from the Citic Bank with a guarantee amount of $7,595,437, due June 28, 2012.

In January, 2011, the 40% shares of the subsidiary SXGL pledged to Shengli Steel Pipe Co. were released. As of July 30, 2011, the remaining 60% shares of the subsidiary SXGL were still pledged to Sinosteel Co., Ltd.

On July 30, 2011, Sino Oil & Gas Pipe Holdings Limited (“SOGP”) executed a Share Exchange Agreement (the “Share Exchange Agreement”) by and between SOGP, the shareholder of SOGP, RISE KING, and the shareholders of RISE KING.

Under the Share Exchange Agreement, at the Closing on July 30, 2011, the Company issued 7,000,000 shares of its common stock, representing 58.33% of the Company’s issued and outstanding common stock, to the RISE KING shareholders in exchange for 100% of the common stock of RISE KING. The shareholder of SOGP agreed to transfer all of 5,000,000 shares of its common stock, representing 41.67% of the Company’s issued and outstanding common stock to RISE KING shareholders on the Closing Date in exchange for an aggregate of $200,000 in cash.

After the closing of the transaction, SOGP had a total of 12,000,000 shares of common stock issued and outstanding, with the RISE KING Shareholder owning 100% of the total issued and outstanding shares of SOGP’s common stock, and the balance held by those who held shares of SOGP’s common stock prior to the closing of the exchange. This share exchange transaction resulted in the RISE KING Shareholder obtaining wholly voting interest in SOGP. Generally accepted accounting principles require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition. Accordingly, the share exchange transaction has been accounted for as a recapitalization of SOGP.

SINO OIL & GAS PIPE HOLDINGS LIMITED

(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)

 AND SUBSIDIARIES

UNAUDITED CONDENSED COMBINED PRO FORMA

FINANCIAL STATEMENTS

CONTENTS

PAGE	1	Basis of Presentation

PAGE	2	Unaudited Condensed Combined Pro Forma Balance Sheet as of January 31, 2011

PAGE	3	Unaudited Condensed Combined Pro Forma Statement of Income and Comprehensive Income for the Nine Months Ended January 31, 2011

PAGE	4	Unaudited Condensed Combined Pro Forma Statement of Income and Comprehensive Income for the Year Ended April 30, 2010

PAGE	5	Notes to Unaudited Condensed Combined Pro Forma Financial Statements

SINO OIL & GAS PIPE HOLDINGS LIMITED
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
UNAUDITED CONDENSED
COMBINED PRO FORMA FINANCIAL INFORMATION

Basis of Presentation

RICH MOUNTAIN ENTERPRISES LIMNITED, or RICH MOUNTAIN, is a corporation incorporated under the laws of British Virgin Islands (the "BVI"). On July 20, 2011, RICH MOUNGAIN changed its name to Sino Oil & Gas Pipe Holdings Limited.

On July 30, 2011, Sino Oil & Gas Pipe Holdings Limited (the “Company” or “SOGP”) executed a Share Exchange Agreement (the “Share Exchange Agreement”) by and between Sino Oil & Gas Pipe Holdings Limited, the shareholder of SOGP, RISE KING MANAGEMENT LIMITED, a BVI corporation, or RISE KING, and the shareholders of RISE KING.

Under the Share Exchange Agreement, at the Closing on July 30, 2011, the Company issued 7,000,000 shares of its common stock, representing 58.33% of the Company’s issued and outstanding common stock, to the RISE KING shareholders in exchange for 100% of the common stock of RISE KING. The shareholder of SOGP agreed to transfer all of 5,000,000 shares of its common stock, representing 41.67% of the Company’s issued and outstanding common stock to RISE KING shareholders on the Closing Date in exchange for an aggregate of $200,000 in cash.

After the closing of the transaction, SOGP had a total of 12,000,000 shares of common stock issued and outstanding, with the RISE KING Shareholder owning 100% of the total issued and outstanding shares of SOGP’s common stock, and the balance held by those who held shares of SOGP’s common stock prior to the closing of the exchange. This share exchange transaction resulted in the RISE KING Shareholder obtaining wholly voting interest in SOGP. Generally accepted accounting principles require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition. Accordingly, the share exchange transaction has been accounted for as a recapitalization of SOGP.

The unaudited condensed combined pro forma statements of income combine the historical condensed consolidated statements of income of SOGP and RISE KING, the wholly owned operating group of entities of RISE KING, giving effect to the share exchange and other related events as if it had occurred on May 1, 2009 and May 1, 2010. The unaudited condensed combined pro forma balance sheet combines the historical condensed consolidated balance sheets of SOGP and RISE KING, giving effect to the share exchange and other related events as if it had been consummated on January 31, 2011. These unaudited condensed combined pro forma financial statements have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the transaction occurred on the date indicated and are not necessarily indicative of the results that may be expected in the future.

1

SINO OIL & GAS PIPE HOLDINGS LIMITED
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
UNAUDITED CONDENSED COMBINED PRO FORMA
BALANCE SHEET AS OF JANUARY 31, 2011

	RKLM HISTORICAL	SOGP HISTORICAL	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
CURRENT ASSETS
Cash and cash equivalents	$2,801,465	$-	$-	$2,801,465
Restricted cash	50,114,660	-		50,114,660
Accounts receivable, net	42,087,560	-	-	42,087,560
Marketable securities	198,307	-		198,307
Notes receivable	15,916,907	-	-	15,916,907
Inventories	46,158,891	-	-	46,158,891
Prepayments for goods	23,157,116	-	-	23,157,116
Prepaid expenses and other receivables	3,007,557	-	-	3,007,557
Due from related parties	16,545,980	-	-	16,545,980
Due from employees	648,366	-	-	648,366
Interest receivable from related parties, current portion	1,610,503	-		1,610,503
Deferred taxes	-	-	-	-
Total current assets	202,247,312	-	-	202,247,312

Plant and equipment, net	55,450,860	-	-	55,450,860
Land use rights, net	2,884,350	-	-	2,884,350
Long-term investment	3,797,718	-	-	3,797,718
Deposit for land use rights	1,116,529	-	-	1,116,529
Notes receivable from related parties	29,801,014		-	29,801,014
Interest receivable from related parties	2,600,242	-	-	2,600,242
Goodwill	7,389,597	-	-	7,389,597
Deferred taxes	1,350,280	-	-	1,350,280
Total long-term assets	104,390,590	-	-	104,390,590

TOTAL ASSETS	$306,637,902	$-	$-	$306,637,902

CURRENT LIABILITIES
Short-term bank borrowings	$112,798,503	$-	$-	$112,798,503
Accounts payable	17,166,365	-	-	17,166,365
Customer deposits	20,478,373	-	-	20,478,373
Due to related parties	3,310,289			3,310,289
Notes payable	55,436,601	-	-	55,436,601
Product and other financing arrangements	36,321,376	-	-	36,321,376
Deferred tax liabilities	579,732	-	-	579,732
Income tax payable	1,268,454	-	-	1,268,454
Other payables and accrued expenses	4,629,565	-	-	4,633,565
Total current liabilities	251,989,258	-	-	251,989,258

TOTAL LIABILITIES	251,989,258	-	-	251,989,258

SHAREHOLDERS’ EQUITY
Common stock, $0.01 par value; 100,000,000 shares authorized, 12,000,000 issued and outstanding;	50,000	120,000	(50,000)	120,000
Additional paid-in capital	52,584,504	(70,000)	50,000	52,564,504
Retained (deficit)	(303,993)	(50,000)	-	(353,993)
Accumulated other comprehensive income	2,203,445	-	-	2,203,445

Total Shareholders’ Equity	54,533,956	-	-	54,533,956

Non-controlling interest	114,688	-	-	114,688

TOTAL EQUITY	54,648,644	-	-	54,648,644

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$306,637,902	$-	$-	$306,637,902

2

SINO OIL & GAS PIPE HOLDINGS LIMITED
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
 UNAUDITED CONDENSED COMBINED PRO FORMA
 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR NINE THREE MONTHS ENDED JANUARY 31, 2011

	RKLM HISTORICAL	SOGP HISTORICAL	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED

REVENUES, NET	$146,455,472	$-	$-	$146,455,472

COST OF GOODS SOLD	(125,462,453)	-	-	(125,462,453)

GROSS PROFIT	20,993,019	-	-	20,993,019

Selling and marketing	(3,447,506)	-	-	(3,447,506)

General and administrative	(2,762,907)	-	-	(2,762,907)

INCOME FROM OPERATIONS	14,782,606	-	-	14,782,606

Interest expense	(9,844,493)	-	-	(9,844,493)

Interest Income	1,874,907	-		1,874,907

Other income, net	1,503,919	-		1,503,919

INCOME BEFORE TAXES	8,316,939	-	-	8,316,939

Income Taxes	(2,342,280)	-	-	(2,342,280)

NET INCOME	$5,974,659	$-	$-	5,974,659

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(2,147)	-		(2,147)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	5,972,512	-		5,972,512

OTHER COMPREHENSIVE INCOME			-
Unrealized gain on marketable securities	2,166	-		2,166
Foreign currency translation gain	1,353,184	-	-	1,353,184
OTHER COMPREHENSIVE INCOME	1,355,350	-	-	1,355,350

COMPREHENSIVE INCOME	$7,327,862	-	-	$7,327,862

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	50,000	12,000,000	-	12,000,000

Net income per common share, basic and diluted	$119.45	-	-	$0.50

3

SINO OIL & GAS PIPE HOLDINGS LIMITED
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
UNAUDITED CONDENSED COMBINED PRO FORMA
 STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED APRIL 30, 2010

	RKLM HISTORICAL	SOGP HISTORICAL	PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED

REVENUES, NET	$146,835,283	$-	$-	$146,835,283

COST OF GOODS SOLD	(123,110,120)	-	-	(123,110,120)

GROSS PROFIT	23,725,163	-	-	23,725,163

Selling and marketing	(3,952,504)	-	-	(3,952,504)

General and administrative	(3,003,542)	(50,000)		(3,053,642)

Research and development	(33,111)	-	-	(33,111)

INCOME (LOSS) FROM OPERATIONS	16,736,006	(50,000)	-	16,686,006

Interest expense	(9,765,845)	-	-	(9,765,845)

Interest Income	2,438,152	-		2,438,152

Other income, net	36,313	-		36,313

INCOME (LOSS) BEFORE TAXES	9,444,626	(50,000)	-	9,394,626

Income Taxes	(2,868,260)	-	-	(2,868,260)

NET INCOME (LOSS)	$6,576,366	$(50,000)	$-	6,526,366

NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(10,824)	-	-	(10,824)

NET INCOME (LOSS) ATTRIBUTABLE TO CONTROLLING INTEREST	6,565,542	(50,000)		6,515,542

OTHER COMPREHENSIVE INCOME
Unrealized gain on marketable securities	13,948	-	-	13,948
Foreign currency translation (loss)	(590)	-	-	(590)
OTHER COMPREHENSIVE INCOME	13,358	-	-	13,358

COMPREHENSIVE INCOME (LOSS)	$6,578,900	(50,000)	-	$6,528,900

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	50,000	12,000,000	-	12,000,000

Net income (loss) per common share, basic and diluted	$131.52	(0.004)	-	$0.54

4

SINO OIL & GAS PIPE HOLDINGS LIMITED
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
NOTES TO UNAUDITED COMBINED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

Notes:

The following adjustments to the unaudited condensed combined pro forma financial statements are based on the assumption that the share exchange was consummated on May 1, 2010 and May 1, 2009.

1	Adjustment to eliminate the common stock of RISE KING as if the share exchange occurred on May 1, 2010 and May 1, 2009.

5