Form 20-F/A
period 2011-07-30
Sino Oil & Gas Pipe Holdings Ltd
filed 2011-10-19
CIK 1485536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
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

i

CERTAIN INFORMATION

This Amendment No 1 to our shell company report on Form 20-F, originally filed with the SEC on August 1, 2011, is being filed in order to amend certain disclosures made in our original report, in response to a comment letter we received from the SEC.

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

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 30, 2011, the cash buying rate announced by the People’s Bank of China was RMB [______] to $1.00.

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

3.A.  Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospectus,” each of which is included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended April 30, 2010 and 2009 and the nine months ended January 31, 2011 and 2010, and the balance sheet data as of April 30, 2010 and 2009 and January 31, 2011 and 2010 are derived from the consolidated financial statements included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended April 30, 2008, 2007 and 2006 and the balance sheet data as of April 30, 2008, 2007 and 2006 have been derived from unaudited financial statements that are not included in this report. Our historical results for any of these periods are not necessarily indicative of results to be expected in any future period.

The current corporate structure was completed as of April, 2011. Before the completion of the structure, all the companies included in this structure were under common control of the same major shareholder, Mr. Xudong Liu. The Company believes that it is proper to present the selected financial data “as if” the structure was completed at the beginning of the earliest period presented below.

	Consolidated Statements of Income (loss) and Comprehensive Income (loss) Years Ended April 30,
	2010 (Audited)	2009 (Audited)	2008 (Unaudited)	2007 (Unaudited)	2006 (Unaudited)

Revenue, net	$146,835,283	$152,511,228	$108,001,988	$82,288,351	$59,750,922
Cost of goods sold	(123,110,120)	(130,600,207)	(91,842,042)	(70,256,431)	(52,637,924)
Gross profit	23,725,163	21,911,021	16,159,946	12,031,920	7,112,998

Selling and marketing expenses	(3,952,504)	(5,878,246)	(5,776,583)	(3,885,392)	(2,038,229)
General and administrative expenses	(3,003,542)	(2,387,684)	(1,706,053)	(1,341,527)	(1,180,585)
Research and development expenses	(33,111)	(11,713)	-	-	-
Total Operating Expenses	(6,989,157)	(8,277,643)	(7,482,636)	(5,226,919)	(3,218,814)

Income from operations	16,736,006	13,633,378	8,677,310	6,805,001	3,894,184

Interest expense	(9,765,845)	(9,216,142)	(7,819,587)	(5,470,828)	(4,672,549)
Interest income	2,438,152	2,673,890	478,004	308,463	30,340
Other income (expense), net	36,313	(91,537)	2,071,238	(26,268)	85,849

Income (loss) before income taxes	9,444,626	6,999,589	3,406,965	1,616,368	(662,176)

Income taxes	(2,868,260)	(2,026,906)	(1,124,300)	(862,654)	-

Net income (loss)	6,576,366	4,972,683	2,282,665	753,714	(662,176)
Net income attributable to non-controlling interest	(10,824)	(6,079)	(21,900)	19,004	29,291

Net income (loss) attributable to controlling interest	6,565,542	4,966,604	2,260,765	772,718	(632,885)

Other comprehensive income (loss)	13,358	(116,373)	(1,242,438)	(503,885)	-

Comprehensive Income (loss)	$6,578,900	$4,850,231	$1,018,327	$268,833	$(632,885)

	Consolidated Statements of Income (loss) and Comprehensive Income (loss)
	Nine Months Ended January 31,
	2011	2010
	(Unaudited)	(Unaudited)

Revenue, net	$146,455,472	$118,766,033
Cost of goods sold	(125,462,453)	(99,605,081)
Gross profit	20,993,019	19,160,952

Selling and marketing expenses	(3,447,506)	(3,017,835)
General and administrative expenses	(2,762,907)	(2,278,514)
Research and development expenses	-	(240,01)
Total Operating Expenses	(6,210,413)	(5,320,350)

Income from operations	14,782,606	13,840,602

Interest expense	(9,844,493)	(6,368,063)
Interest income	1,874,907	1,896,105
Other income (expense), net	1,503,919	(19,146)

Income (loss) before income taxes	8,316,939	9,349,498

Income taxes	(2,342,280)	(2,610,058)

Net income (loss)	5,974,659	6,739,440
Net income attributable to non-controlling interest	(2,147)	(13,291)

Net income (loss) attributable to controlling interest	5,972,512	6,726,149

Other comprehensive income (loss)	1,355,350	89,285

Comprehensive Income (loss)	$7,327,862	$6,815,434

Balance Sheet Data (at end of fiscal year )	April 30,
(in U.S. Dollars)	2010	2009	2008	2007	2006
	Audited	Audited	Unaudited	Unaudited	Unaudited
Cash and cash equivalents	$6,413,448	$1,980,229	$5,657,767	$4,890,833	$3,917,200
Total current assets	164,811,655	142,642,497	103,905,033	83,718,634	68,204,529
Total assets	267,779,636	231,862,383	207,360,029	161,709,216	140,633,103

Total liabilities	220,461,001	191,133,463	171,137,837	136,533,283	115,706,999
Total shareholders’ equity	47,318,635	40,728,920	36,222,192	25,175,933	24,926,104
Total liabilities and shareholders’ equity	267,779,636	231,862,383	207,360,029	161,709,216	140,633,103

Balance Sheet Data	January 31,
(in U.S. Dollars)	2011
Unaudited
Cash and cash equivalents	$2,801,465
Total current assets	202,247,312
Total assets	306,637,902

Total liabilities	251,989,258
Total shareholders’ equity	54,648,644
Total liabilities and shareholders’ equity	306,637,902

3.A.3.  Exchange Rates

Not Applicable.

3.B.  Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of June 30, 2011 on an actual basis.

June 30,
2011
Cash:	Unaudited
Cash and cash equivalents	$18,278,743
Restricted cash (1)	51,035,149

Debt:
Notes payable (1)	68,250,596
Short-term bank loans (2)	63,166,007
Product and other financing arrangements (3)	42,021,126

Shareholders’ equity:
Common stock, $1 par value	50,000
Accumulated other comprehensive income	2,203,445
Additional paid-in capital	52,584,504
Retained deficit	2,595,438
Non-controlling interest	98,860
Total shareholders’ equity	$57,532,247

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

If recent inflation in China continues, our ability to finance our growth and our financial condition may be impacted.

We finance our operations primarily through cash flows from operations, short-term bank borrowings, notes payable, as well as product and other financing arrangements. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.  Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. As a result of the announced change in monetary policy by the Chinese government and increases in lending interest rates, domestic spending may be curtailed which may adversely impact our business, operating results, and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales.

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

Organizational Structure Chart

The following chart reflects our organizational structure as of the date hereof:

Capital Expenditures

  Our capital expenditures consist primarily of expenditures on construction in progress and on  property, plant and equipment. Capital expenditures on construction in progress, which includes construction of a new production line and a new plant, for the years ended April 30, 2010 and 2009, were $1.2 million and $5.1 million respectively. Capital expenditures on property, plant and equipment which includes the expenditure on the new machinery and equipment to expand our production capacity and upgrade our manufacturing facility, for the years ended April 30, 2010 and 2009, were $4.7 million and $ 1.7 million..

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

4B. Description of Business

OVERVIEW

We are a mid-tier petroleum and natural gas line pipe manufacturer in China. We focus on the design, manufacture and servicing of spiral submerged arc welded pipes, or SSAW pipes, that are used to transport crude oil, refined petroleum products and natural gas, among others. and high frequency straight seam electric resistance welded pipes, or ERW pipes. We led the PRC industry in terms of production capacity and the number of production lines for SSAW pipes as of April 30, 2010. With 11 production lines including ten SSAW production lines and one ERW production line that have a collective annual production capacity of 500,000 tons, we increased our market share of P.R.C. transmission welded steel pipe and were ranked the seventh among the approved SSAW pipe manufacturers in terms of SSAW sales according to INDUSTRY ANALYSIS AND FORECAST REPORT ON P.R.C. TRANSMISSION WELDED STEEL PIPE. As one of the few approved SSAW pipe suppliers to China’s major petroleum and natural gas companies and a major ERW pipe supplier, we are well positioned to benefit from our rapidly growing industry and the planned pipeline projects of our major customers.

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

Rigorous Quality Control Standards

Consistent with our continuing commitment to quality, we impose rigorous quality control standards at various stages of our production process.  We strictly comply with various national and international quality standards with respect to the manufacture of pipes for use in the petroleum and natural gas industry. Our certifications and accreditations include Manufacture License of Special Equipment (pressure pipeline), Certificate of Access to the Energy Ahead (A level supplier) by CNPC, the Certificate of Authority from the American Petroleum Institute (“API”)(API 5L and API 5CT Certificates)  to use the official API monogram on its SSAW pipes whose quality system that met the API-5L international standards Import and Export Registration Certificate, the Certificate of Enterprise of Observing Contract and Valuing Credit, the Certificate of Famous Chinese Enterprises and an ISO 9001: 2000 certification.  We believe that these certifications, together with the numerous national awards that we have been awarded demonstrate our commitment to producing high-quality products as well as providing us with a competitive advantage over some of our competitors in certain international markets and in China.

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

We compete against certain competitors in China for sales of SSAW pipes that are suitable for large-scale petroleum and natural gas pipelines. Our five largest competitors are Baoji Petroleum Steel Pipe Co., Ltd., The Steel Pipe Works Of North China Petroleum, Shandong Shengli Steel Pipe Co., Ltd., Shashi Steel Pipe Works of Jianghan Petroleum Administration Bureau, SINOPEC, and Shanghai BSW Petro-pipe Co., Ltd.

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

•
One production line for ERW pipes, which is located in our Yuci facility which composes of uncoiling machine, dismantling machine, pinching rolling and flattening machine, electric vertical roll, transforming roll platform 1, transforming roll platform 2, hydro-dynamic vertical roll, shearing machine, cutting welding machine, pinch roll A, pinch roll B, loop device, seven-roller flattening machine, guiding roll, preliminary forming machine, cage roll forming machine, fine forming machine.

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

We have land-use right for facilities at our Yuci facility, Shanxi Province, each of which we utilize for production and for employee living quarters.  In addition, we use our Yuci facility for research and development activities.  Our Taiyuan facility (Shanxi Province) and our Xi’an facility (Shaanxi Province), which are leased, are used for production and employee living quarters.  We have paid all amounts relating to our properties. The land-use rights for our Yuci facility expire in 2053. The lease for our Taiyuan facility expires on January 1, 2020, the lease for our Xi’an facility, which was originally set to expire on December 31, 2011, has been extended and is now set to expire in the second half of 2012. Our Yuci facilities cover an aggregate of approximately 144,298.15 square meters, and the land use rights for this facility expire in 2053.

In addition, we have been granted land use rights to another parcel of land with an aggregate of 46,666 square meters in Xi’an Province by the local government.  We intend to set up a new facility on this land in Xi’an Province including construction of plants and purchase of new equipment beginning October 2011 and we expect to transfer production from our current Xi’an facility to the new property when our extended lease expires and the new facility has been constructed in 2012.

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

For the years ended April 30, 2009 and 2010, sales to our five largest customers, in the aggregate, accounted for approximately 17.9 % and 28.9 % of our total sales, respectively.  The following table provides the name of each customer that contributed to 8% or more of our revenues in each of the year ended 30 April 2009 and 2010 and the percent of total revenues generated from such customer during these periods.

Name of Customer	2009 Revenues (%)		2010 Revenues (%)

Customer A	11.6%		8.2%

Customer B	*	%	8.1%

* Less than 8% of our annual revenues.

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

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

The steel pipes are more frequently used by various diversion works emerging in China these years. They feature in thin wall, large diameter, less transmission pressure (3-5MPa for the most part) and the conventional materials. Compared with spheroidal graphite pipe, concrete pipe and other traditional pipes, the steel pipes have the advantage of less damage along the line and high pressure resistance. However, the high costs and slow progress of the conventional welding connection is the main factor leading to the relatively low competitiveness of the welded pipes. There have been complete sets of standards and construction specifications for the connection of bell and spigot in foreign countries. Therefore, through the cooperation with foreign clients, we fabricate the bell and spigot of steel pipe in Spain water delivery project (1829*14.3 steel pipe). The equipment and process has become mature and laid foundation for the domestic application and dissemination. Currently the special bell and spigot connection plan has been customized for the client in Ningxia Great Wall Water’s water delivery project. Furthermore, we will also fabricate non-weld slide-on rubber gasket sealing bell and spigot.

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

4D.  Property, Plant and Equipment and Land Use Rights

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

(b)	Consolidation Policy

The Company applied the provision of Accounting Standards Codification (“ASC”) 810-10, Consolidation of Variable Interest Entities, a variable interest entity (“VIE”) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIEs or is entitled to receive a majority of the VIEs’ residual returns. As a result, SXGL and Shanxi Zhonglian became the Company’s VIEs.

(c)	Fair Value of Financial Instruments

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

(d)	Product Financing Arrangements

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

(e)	Impairment of Long-Term Assets

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

(f)	Goodwill

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

(h)	Accounts receivable and allowance for doubtful accounts

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

(i)	Revenue Recognition

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

(j)	Foreign Currency Translation

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

(k)	Comprehensive Income

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

(l)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and oversea market.

(m)	Non-Controlling Interest

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

Results of Operations

For the Fiscal Year Ended April 30, 2010 Compared to the Fiscal Year Ended April 30, 2009

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended April 30, 2010 and 2009:

	Years Ended April 30,
	2010		2009		Comparison
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	146,835,283	100%	152,511,228	100%	(5,675,945)	(4)%

Cost of goods sold	(123,110,120)	(84)%	(130,600,207)	(86)%	7,490,087	(6)%
Gross profit	23,725,163	16%	21,911,021	14%	1,814,142	8%

Selling and marketing	(3,952,504)	(3)%	(5,878,246)	(4)%	1,925,742	(33)%
General and administrative	(3,003,542)	(2)%	(2,387,684)	(2)%	(615,858)	26%
Research and development	(33,111)	(0.02)%	(11,713)	(0.01)%	(21,398)	183%
Income from operations	16,736,006	11%	13,633,378	9%	3,102,628	23%

Interest expense	(9,765,845)	(7)%	(9,216,142)	(6)%	(549,703)	6%
Interest income	2,438,152	2%	2,673,890	2%	(235,738)	(9)%
Other income (expense), net	36,313	0.02%	(91,537)	(0.06)%	127,850	(140)%

Income before income taxes	9,444,626	6%	6,999,589	5%	2,445,037	35%

Income taxes	(2,868,260)	(2)%	(2,026,906)	(1)%	(841,354)	42%

Net income	6,576,366	4%	4,972,683	3%	1,603,683	32%

Net income attributable to non-controlling interest	(10,824)	(0.01)%	(6,079)	(0.004)%	(4,745)	78%

Net income attributable to controlling interest	6,565,542	4%	4,966,604	3%	1,598,938	32%
Other comprehensive (loss) income
Foreign currency translation gain	(590)	-	(104,823)	(0.07)%	104,233	(99)%
Unrealized gain (loss) on marketable securities	13,948	0.01%	(11,550)	(0.01)%	25,498	(221)%

Comprehensive income	6,578,900	4%	4,850,231	3%	1,728,669	36%

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

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold. Gross margin is equal to gross profit divided by revenues.  Our gross profit increased by 8%, or approximately $1.8 million, to $23.7 million for the year ended April 30, 2010, from approximately $21.9 million for the year ended April 30, 2009. The increase was due to the fact that our cost of goods sold decreased more than our revenues in the year ended April 30, 2010.

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

Our gross profit in export markets decreased 23.5%, or $1.2 million, to $4.0 million for the year ended April 30, 2010 as compared to $5.2 million for the year ended April 30, 2009.  Due to heightened competition in international trade, foreign countries imposed anti-dumpling or countervailing measures such as imposition of duties on certain goods exported by the PRC (including our steel pipe products) so as to protect their own industries, the sales volume of ERW pipe decreased by 59%.  Nonetheless, our gross margin for the year ended April 30, 2010 increased by 4% in export markets because the gross margin of ERW pipes in the export markets increased by 5%. This increase was attributable primarily to the fact that (i) we were able to charge a comparatively higher selling price since our major customer in Africa required special anti-corrosive features for its ERW pipes and (ii) we were able to benefit from the decreased purchase price with our hot-rolled steel strip suppliers.

We expect our overall average gross margin to grow as we expand our high-margin products.

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount		% of Total	Amount		% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Shipping and handling costs	1,815,080		46%	3,445,156		59%	(1,630,076)	(47)%
Payroll	519,251		13%	558,172		9.5%	(38,921)	(7)%
Travel	295,361		8%	556,677		9.5%	(261,316)	(47)%
Bid costs	289,470		7%	265,001		5%	24,469	9%
Other	1,033,342	(1)	26%	1,053,240	(2)	17%	(19,898)	(2)%
Total	3,952,504		100%	5,878,246		100%	(1,925,742)	(33)%

(1)	Includes business entertainment (6%), sales agent fees (1%), inspection and insurance (3%), office expenses (5%), utilities & vehicles (5%), depreciation expense (1%), and other expenses (5%).

(2)	Includes business entertainment (4%), sales agent fees (1%), inspection and insurance (1%), office expenses (4%), utilities & vehicles (4%), depreciation expense (1%), and other expenses (2%).

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

General and Administrative Expenses

The table below sets forth a breakdown of our general and administrative expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount		% of Total	Amount		% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Payroll	822,462		27%	650,109		27%	172,353	27%
Depreciation and amortization	340,244		11%	263,147		11%	77,097	29%
Financial consulting fees	307,653		10%	254,791		11%	52,862	21%
Office expenses	344,354		12%	285,902		12%	58,452	20%
Business entertainment	205,772		7%	232,279		10%	(26,507)	(11)%
Other	983,057	(1)	33%	701,456	(2)	29%	281,601	40%
Total	3,003,542		100%	2,387,684		100%	615,858	26%
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

Research and Development

Our research and development activities are usually project-based. We are not regularly involved in R&D projects. During the nine months ended January 31, 2011, we did not incur any research and development costs.

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

We had a working capital deficit of $(49,741,946) and $(55,649,346) at January 31, 2011 and April 30, 2010, respectively. Our working capital deficit was attributable to the significant levels of short-term debt that we have historically carried, reflected as follows at January 31, 2011 and April 30, 2010, respectively:

	January 31, 2011	April 30, 2010
Short-term bank borrowings	$112,798,503	$104,156,201
Due to a related party	3,310,289	1,426,048
Notes payable	55,436,601	43,080,547
Product and other financing arrangements	36,321,376	43,871,968
Total short-term debt	$207,866,769	192,534,764

We believe that we will generate sufficient cash during the next twelve months to fund our operations, service our debt and remain in a positive cash position based on anticipated revenues, which is received primarily in cash, and sources of short-term debt that we expect to be available to us.  During the reporting years, we arranged a number of bank loans and other borrowings, including loans from related parties, notes to third parties, and products and other financing arrangements, as set forth in the table above, to satisfy our financing needs. As of the date of this report   , we have not experienced any difficulty in raising funds through bank loans, and we have not experienced any liquidity problems in settling our payables in the normal course of business and repaying our bank loans when they are due. In addition, in 2010 and 2011, the VIE, Shanxi Guolian Pipe Group Company Limited, obtained written commitments from two shareholders Xudong Liu and Lizi Liu to provide working capital to the Company, if needed, in the form of notes payable or personal loans.

Upon the onset of the global financial crisis in late 2008, the pipeline industry experienced a downturn and, as a result, we were faced with a great development opportunity as a result of the issuance of the PRC national supporting policy. To improve our operations, we expanded the market strategies for our high-end, higher margin SSAW pipes and ERW pipes that have larger diameters. For example, in December, 2010, we entered into several sales arrangements with large stated-owned PRC enterprises relating to our higher margin SSAW pipes, with projected aggregate sales of over $40 million during 2011. Generally, these customers require us to deliver the pipes before June 30, 2011. Pursuant to these arrangements, the payment schedule is as follows:

1)	The first payment, is paid by the buyer once the buyer receives contract performance guarantee paid by us under the contract requirement;

2)	The remaining payments are paid in several installments upon the achievement of certain milestones, as set forth in the particular agreement;

3)
5% to 10% of the total sales amount is held by the buyer as quality retainer. The buyer pays the quality retainer when there are no major quality issues during the warranty period (usually the warranty period is 12 month after the completion of the buyer’s project).

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

We financed our operations primarily through cash flows from operations, short-term bank borrowings, notes payable, as well as product and other financing arrangements. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. As a result of the announced change in monetary policy by the Chinese government and increases in lending interest rates, domestic spending may be curtailed which may adversely impact our business, operating results, and financial condition in a number of ways, including longer sales cycles, lower prices for our products and reduced unit sales.  However, we believe we have a good credit record with the local banks that provide these short-term facilities, and as a result we believe the tightened credit policy of PRC government will have no negative impact upon our source of liquidity.

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

Operating Activities

Net cash used in operating activities was $27,381,738 for the year ended April 30, 2010, which is primarily attributable to our net income of $6,565,542, adjusted by non-cash related expenses including depreciation and amortization of $6,059,318, deferred income taxes of $2,162,543, increase in accounts receivable of $19,584,747, which was due to our extending a credit term of approximately one month to some of our major customers with whom we have a good relationship in our to increase our domestic share and to the sharp increase in sales in the PRC market, increase in inventories of $13,492,642 due to higher levels of finished goods in order to allow us to keep up with increased demand for our products, and with respect to sales of SSAW and ERW pipes to large state-owned PRC enterprises in particular, increased in prepayment for goods of $6,271,627, reflecting the 20% to 50% prepayment generally required by our suppliers, which total amount increased as we increased our purchases of raw materials, and increase in accounts payable of $5,504,797, offset by decrease in customer deposits of $9,723,281.

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

We finance our inventory purchases primarily through short-term credit facilities from a number of Chinese domestic banks. Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from six to 12 months. Our short-term loans amounted to $104,156,201 and $64,659,504 as of April 30, 2010 and 2009, respectively. The short-term loans of our Company are disclosed in Note 16 to the financial statements. None of the short-term credit facilities or short-term loans subjects us to any restrictive covenants.

We also utilize notes payable to pay for inventory purchases. Notes payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes, which generally ranges from three to six months from the date of issuance. The holder of the notes can obtain payment from the financial institutions prior to the stated maturity date.  However, in such a case, the holder may be required to pay the financial institutions an interest charge. During a period of weak pipe sales, we tend to maximize the use of notes payable in inventory purchases, thereby improving our liquidity positions. There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills. Notes payable are secured by our restricted cash.

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

Operating Activities

Net cash used in operating activities was $2,680,375 for the nine months ended January 31, 2011, which is primarily attributable to our net income of $5,972,512, adjusted by non-cash related expenses including depreciation and amortization of $5,198,086, deferred income taxes of $2,222,345, increase in accounts receivable of $6,884,115, which was due to our extending a credit term of approximately one month to some of our major customers with whom we have a good relationship in our to increase our domestic share and to our successfully obtaining a contract for a natural gas transmission project, increase in inventories of $16,416,501 due to higher levels of finished goods in order to allow us to keep up with increased demand for our products, and with respect to sales of SSAW and ERW pipes to large state-owned PRC enterprises in particular, increase in prepayment for goods of $6,946,901, reflecting the 20% to 50% prepayment generally required by our suppliers, which total amount increased as we increased our purchases of raw materials, increase in accounts payable of $7,916,397 and increase in customer deposits of $6,764,232.

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

We finance our inventory purchases primarily through short-term credit facilities from a number of Chinese domestic banks. Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from six to 12 months. Our short-term loans amounted to $112,798,503 and $104,156,201 as of January 31, 2011 and April 30, 2010, respectively. The short-term loans of our Company are disclosed in Note 16 to the financial statements. None of the short-term credit facilities or short-term loans subjects us to any restrictive covenants.

We also utilize notes payable to pay for inventory purchases. Notes payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes, which generally ranges from three to six months from the date of issuance. The holder of the notes can obtain payment from the financial institutions prior to the stated maturity date.  However, in such a case, the holder may be required to pay the financial institutions an interest charge. During a period of weak pipe sales, we tend to maximize the use of notes payable in inventory purchases, thereby improving our liquidity positions. There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills. Notes payable are secured by our restricted cash.

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

9.A.  Offer and Listing Details

Our ordinary shares have not been traded on any public market to date.  In addition, we have not applied to have our ordinary shares listed on any securities exchange or other public market and are not offering any securities pursuant to this registration statement.

Because we were a shell company prior to the business combination described herein, the ordinary shares held by our shareholders will not be eligible for resale under Rule 144 of the Securities Act of 1933, as amended, until August 2012.

We have not issued any securities other than our ordinary shares to date.

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

On July 30, 2011, our board of directors approved the engagement of Weinberg & Company, P.A.　as our independent registered public accounting firm for the year ended April 30, 2010. The board determined not to renew the engagement of Li & Company, PC as our independent registered public accounting firm.

The board of directors determined to engage Weinberg & Company, P.A. in order to realize economies and efficiencies, since Weinberg & Company, P.A. acted as the independent registered public accounting firm for Shanxi Guolian prior to the business combination.

The report of Li & Company, PC on the financial statements of the Company as of February 28, 2010 did not contain an adverse opinion or disclaimer of opinion and was not qualified (other than with respect to a going concern opinion) or modified as to uncertainty, audit scope or accounting principles .

In connection with the audit of our financial statements for the period ended February 28, 2010, there were no disagreements with Li & Company, PC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Li & Company, PC, would have caused Li & Company, PC to make reference to the matter of such disagreements in their reports. In addition, there were no such disagreements with Li & Company, PC prior to their dismissal on July 30, 2011.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained herein, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (1)
1.2	Amended and Restated Articles of Association *
4.1
Share Exchange Agreement by and among Rich Mountain Enterprises Limited, the shareholder of Rich Mountain Enterprises Limited, Rise King Management Limited, and the shareholders of Rise King Management Limited, dated July 30, 2011 (2)

4.2	Form of Employment Contract by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers (3)
4.3	Form of Non-Disclosure Agreement by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers (4)
4.4	Form of Purchase Contract between Shanxi Taigang Stainless Steel Co., Ltd. and Shanxi Guolian Pipe Industry Group Co., Ltd. (5)
4.5	Purchase and Sale Agreement on Hot Rolled Steel Strip, dated January 1, 2008, between Shanxi Yuci Guolian Steel Pipe Co., Ltd. and Delong Steel Co., Ltd. (6)
4.6	Warehousing, Purchase and Sale Agreement on Medium-Width Steel Strips, dated March 31, 2009, between Shanxi Guolian Spiral Tabulation Co., Ltd. and Lingyuan Iron & Steel Co., Ltd. (7)
4.7	Purchase and Sale Contract, dated August 5, 2008, between Shanxi Guolian Pipe Industry Group Co., Ltd. and Dalian Binggong Trade Co., Ltd. (8)
4.8	Exclusive Business Cooperation Agreement between Shanxi Ruixingtong Business Consulting Co., Ltd. and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (9)
4.9	Exclusive Option Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (10)
4.10	Share Pledge Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (11)
4.11	Power of Attorney Authorized by Juan Kong to Shanxi Ruixingtong Business Consulting Co., Ltd. dated April 3, 2011 (12)
4.12	Exclusive Business Cooperation Agreement between Shanxi Shipaipu Business Consulting Co., Ltd. and Shanxi Guolian Pipe Industry Group Co., Ltd. dated April 3, 2011 (13)
4.13	Exclusive Option Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011 (14)
4.14	Share Pledge Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011 (15)
4.15	Power of Attorney Authorized by Xudong Liu to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011 *
4.16	Power of Attorney Authorized by Liu Lizi to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011 *
4.17	Commitment Letter of Xudong Liu and Lizi Liu *
8.1	Subsidiaries of the Registrant (16)
15.1	Consent of Weinberg & Company, P.A. *

*  Filed herewith.

(1)	Previously filed as Exhibit 1.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(2)	Previously filed as Exhibit 4.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(3)	Previously filed as Exhibit 4.2 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(4)	Previously filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(5)	Previously filed as Exhibit 4.4 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(6)	Previously filed as Exhibit 4.5 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(7)	Previously filed as Exhibit 4.6 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(8)	Previously filed as Exhibit 4.7 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(9)	Previously filed as Exhibit 4.8 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(10)	Previously filed as Exhibit 4.9 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(11)	Previously filed as Exhibit 4.10 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(12)	Previously filed as Exhibit 4.11 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(13)	Previously filed as Exhibit 4.12 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(14)	Previously filed as Exhibit 4.13 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(15)	Previously filed as Exhibit 4.14 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(16)	Previously filed as Exhibit 8.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sino Oil & Gas Pipe Holdings Limited (formerly Rich Mountain Enterprises Ltd.)

By:	/s/ Xudong Liu
Name: Xudong Liu
Title: Chairman

Date: October 19, 2011

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

See accompanying notes to the condensed consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

	Nine Months Ended January 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,974,659	$6,739,440
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,198,086	4,446,983
Deferred income taxes	2,222,345	2,500,449
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(6,884,115)	(11,245,336)
Inventories	(16,416,501)	(2,070,073)
Prepaid expenses and other receivables	(1,205,425)	(990,095)
Prepayments for goods	(6,946,901)	(8,483,165)
Due from employees	(239,044)	(457,040)

Increase (Decrease) In:
Accounts payable	7,916,397	9,129,452
Other payables and accrued expenses	931,594	647,467
Income tax payable	4,298	(89,442)
Customer deposits	6,764,232	(14,768,470)
Net cash used in operating activities	(2,680,375)	(14,639,830)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(2,317,208)	(2,345,552)
Purchases of construction in progress	-	(2,179,412)
Purchases of marketable securities	(14,905)	(102,547)
(Increase) decrease in notes receivable	(5,508,071)	6,066,009
Accrued interest from related parties	(1,422,556)	(1,061,540)
Due from related parties	(1,638,400)	(17,655,773)
Payment for long-term investment	-	(1,760,723)
Net cash used in investing activities	(10,901,140)	(19,039,538)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	(1,035,881)	23,279,452
Proceeds from short-term loans	165,183,142	142,761,033
Repayments of short-term loans	(160,629,750)	(109,380,731)
Proceeds from product and other financing arrangements	96,134,499	42,191,311
Repayments for product and other financing arrangements	(105,196,482)	(28,566,770)
Increase (decrease) in notes payable	10,499,318	(33,701,960)
Net cash provided by financing activities	4,954,846	36,582,335

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,626,669)	2,902,967
Effect of exchange rate changes on cash	5,014,686	309,048
Cash and cash equivalents at beginning of period	6,413,448	1,980,229
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,801,465	$5,192,244

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

In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and that company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. After executing the service agreements, SXGL and SXZL are now considered a VIE.

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

(b)	Consolidation Policy

The Company applied the provision of Accounting Standards Codification (“ASC”) 810-10, Consolidation of Variable Interest Entities. In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and that company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. After executing the service agreements, SXGL and SXZL are now considered a VIE. Also see Note 1.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements:

	January 31, 2011	January 31, 2010
Total assets	$267,573,186	$208,998,011
Total liabilities	$248,237,529	$198,197,311

	For The Nine Months Ended January 31,
	2011	2010
Revenue	$146,455,472	$118,766,033
Net Income	$7,003,840	$7,807,116

(c)	Fair Value of Financial Instruments

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Fair Value of Financial Instruments (Continued)

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

(e)	Earnings Per Share

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

(f)	Cash and Cash Equivalents

For financial reporting purposes, the Company considers highly liquid investments purchased with original maturity of three months or less to be cash equivalents. Restricted cash represents time deposits to guarantee bank acceptance notes and to collateralize short-term bank loans and letters of credit. Also see Note 8.

(g)	Marketable Securities

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

(h)	Inventories

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Prepayments

Prepayments represent cash paid in advance to suppliers for purchases of raw materials.

(j)	Product Financing Arrangements

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

(k)	Long-Term Investments

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

(l)	Plant and Equipment

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

According to ASC 830-20-15-2, interest cost is capitalizable for all assets that require a period of time to get them ready for their intended use. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided if expenditures for the assets had not been made. There was no interest capitalized for the nine months ended January 31, 2011.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m)	Construction in Progress

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

(n)	Land Use Rights

According to the laws of China, land in the PRC is owned by the government and cannot be sold to an individual or company.  However, the government grants the user a “land use right” to use the land.  The land use right granted to the Company is being amortized using the straight-line method over the lease term of fifty years.

(o)	Impairment of Long-Term Assets

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

(p)	Goodwill

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Goodwill (Continued)

The Company performs its annual impairment review of goodwill in April, and when a triggering event occurs between annual impairment tests. The Company recorded no impairment loss for the nine months ended January 31, 2011 and 2010.

(r)	Revenue Recognition

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

(s)	Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to expense as incurred. Retirement benefits amounting to $259,722 and $123,949 were charged to operations for the nine months ended January 31, 2011 and 2010, respectively.

(t)	Income Taxes

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Shipping and Handling

The Company's shipping and handling costs are included in selling and marketing expenses. For the nine months ended January 31, 2011 and 2010, the shipping and handling costs were $1,691,336 and $1,450,508, respectively.

(v)	Foreign Currency Translation

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

	January 31, 2011	April 30, 2010	January 31, 2010
Period end RMB : US$ exchange rate	6.5829	6.8358	-
Average RMB : US$ exchange rate for nine months ended	6.7094	-	6.8261

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

(w)	Comprehensive Income

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

(x)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and overseas market. Also see Note 24.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 5 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	Non-Controlling Interest

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2011 AND 2010
(UNAUDITED)

NOTE 19 – PRODUCT AND OTHER FINANCING ARRANGEMENTS

Liabilities from product and other financing arrangements consist of the following:

		January 31, 2011	April 30, 2010
Due November 11, 2011, interest at 1% per 75 days	(a)	$1,519,087	$-
Due November 24, 2011, interest at 1% per 75 days	(a)	1,822,905	-
Due December 26, 2011, interest at 1% per 75 days	(a)	1,519,087	-
Due February 8, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due February 13, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due March 12, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due April 14, 2011, interest at 1% per 75 days (settled on its due date)	(a)	4,557,262	-
Due March 31, 2011, interest at 1.5% per 90 days (settled on its due date)	(b)	759,543	21,050,938
Due April 30, 2011, interest at 1.5% per 90 days (settled on its due date)	(b)	22,786	-
Due June 30, 2011, interest at 1.5% per 90 days (settled on its due date)	(b)	759,543	-
Due September 30, 2011, interest at 1.5% per 90 days	(b)	5,316,806	-
Due December, 2011, interest at 1.5% per 90 days	(b)	6,372,571	-
Due May 8, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,926
Due May 16, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	5,266,392
Due June 17, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928
Due July 14, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928
Due July 5, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928
Due July 11, 2010, interest at 1% per 75 days (settled on its due date)	(a)	-	3,510,928

Total		$36,321,376	$43,871,968

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

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,576,366	$4,972,683
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,059,318	4,692,407
Deferred income taxes	2,162,543	1,048,682
Changes in operating assets and liabilities, net of effects of acquisition:
(Increase) Decrease In:
Accounts receivable	(19,584,747)	5,086,132
Inventories	(13,492,642)	1,651,827
Prepaid expenses and other receivables	(879,093)	572,991
Prepayments for goods	(6,271,627)	4,043,982
Due from employees	(107,180)	685,338

Increase (Decrease) In:
Accounts payable	5,504,797	903,561
Other payables and accrued expenses	1,846,970	1,072,218
Taxes payable	526,838	737,319
Customer deposits	(9,723,281)	(7,129,559)
Net cash (used in) provided by operating activities	(27,381,738)	18,337,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(4,713,221)	(1,737,126)
Purchases of construction in progress	(1,215,685)	(5,118,570)
Payment for deposit of land use rights	(1,075,222)	-
Purchases of marketable securities	(175,554)	-
Decrease (increase) in notes receivable	12,219,842	(3,556,126)
(Increase) decrease in notes receivable from related parties	(8,229,824)	5,608,493
Accrued interest from related parties	(1,400,532)	(1,743,883)
Due from related parties	101,847	(20,033,494)
Purchase of subsidiary, net of cash acquired	-	(43,696,589)
Payment for long-term investment	(3,510,915)	-
Net cash used in investing activities	(7,999,264)	(70,277,295)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	9,076,908	(21,729,776)
Capital contribution	-	38,562,951
Proceeds from short-term loans	196,021,252	112,724,383
Repayments of short-term loans	(156,517,145)	(98,510,063)
Proceeds from product and other financing arrangements	110,745,373	112,009,255
Repayments for product and other financing arrangements	(105,917,373)	(110,982,835)
(Decrease) increase of notes payable	(13,586,901)	14,885,347
Net cash provided by financing activities	39,822,114	46,959,262

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

In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and that company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. After executing the service agreements, SXGL and SXZL are now considered a VIE.

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation Policy

The Company applied the provision of Accounting Standards Codification (“ASC”) 810-10, Consolidation of Variable Interest Entities. In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company has the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and that company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. After executing the service agreements, SXGL and SXZL are now considered a VIE.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements:

	April 30, 2010	April 30, 2011
Total assets	$230,029,141	$193,279,358
Total liabilities	$219,251,882	$190,390,904

	For The Years Ended April 30,
	2010	2009
Revenue	$146,835,283	$152,511,228
Net Income	$7,875,457	$5,234,403

(c)	Fair Value of Financial Instruments

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

According to ASC 830-20-15-2, interest cost is capitalizable for all assets that require a period of time to get them ready for their intended use. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided if expenditures for the assets had not been made. During the years ended April 30, 2010 and 2009, interest cost of $216,204 and $0 were capitalized to fixed assets, respectively.

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Goodwill

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

(p)	Revenue Recognition

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q)	Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to expense as incurred. Retirement benefits amounting to $90,055 and $97,460 were charged to operations for the years ended April 30, 2010 and 2009, respectively.

(r)	Income Taxes

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

(s)	Shipping and Handling

The Company's shipping and handling costs are included in selling and marketing expenses. For the years ended April 30, 2010 and 2009, the shipping and handling costs were $1,809,268 and $3,418,496, respectively.

(t)	Foreign Currency Translation

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

	April 30, 2010	April 30, 2009
Year end RMB : US$ exchange rate	6.8358	6.8352
Average yearly RMB : US$ exchange rate	6.8355	6.9155

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 And 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Comprehensive Income

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

(v)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and overseas market. Also see Note 23.

(w)	Non-Controlling Interest

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

(x)	Recent Accounting Pronouncements

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

(y)  Recent Accounting Pronouncements (Continued)

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