Form 20-F/A
period 2011-07-30
Sino Oil & Gas Pipe Holdings Ltd
filed 2011-11-10
CIK 1485536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
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

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 1, 2011, the cash buying rate announced by the People’s Bank of China was RMB 6.3430 to $1.00.

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

The manufacture of petroleum and natural gas line pipes is regulated by the government, industry organizations and international standardization bodies, which set requirements and standards for the manufacturing, functionality and safety performance of our products. Our adherence to such requirements and standards can be expensive, which can result in increased manufacturing and development costs. Although we believe that we possessed all necessary regulatory permits, approvals and clearances for the manufacture and sale of our products, any failure to maintain such permits and approvals could have a material adverse effect on our business and prospects. In addition, extensive government regulation and the related delays in seeking the appropriate approvals can significantly delay the introduction of new products, which could materially and adversely affect our market competitiveness. Even if we do obtain approval from the appropriate authorities, it may be granted on a limited basis or subject to modification of our products, which could increase operation costs.

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

Shanxi Ruixingtong Business Consulting Co., Ltd., or Shanxi Ruixingtong, a wholly owned subsidiary of our subsidiary SOUND WAY ENTERPRISES LTD., or SWEL, a company incorporated under the laws of the British Virgin Islands, manages and operates our business through Shanxi Zhonglian Gas Development Co., Ltd., or Shanxi Zhonglian, a PRC company owned by Juan Kong. Shanxi Ruixingtong operates Shanxi Zhonglian’s business pursuant to contractual arrangements with Shanxi Zhonglian and Juan Kong, which arrangements we also refer to throughout this report as the VIE Agreements. All economic benefits and risks arising from Shanxi Zhonglian’s operations have been transferred to Shanxi Ruixingtong under these agreements.

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

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the M&A Regulation, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. It is not clear how the provisions in the regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe that CSRC approval is not required for the business combination between the Shell Company and RISE KING or our contractual arrangements with SXGL and Shanxi Zhonglian and their shareholders. There remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for the business combination or our contractual arrangements with SXGL and Shanxi Zhonglian and their shareholders, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

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

On April 30, 2009, RISE KING acquired all of the outstanding equity of SOUND WAY ENTERPRISES LTD., or SOUND WAY, a limited liability company formed on January 2, 2009 under the laws of the British Virgin Islands.

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

Results of Operations

For the Fiscal Year Ended April 30, 2010 Compared to the Fiscal Year Ended April 30, 2009

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended April 30, 2010 and 2009:

	Years Ended April 30,
	2010		2009		Comparison
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	146,835,283	100%	152,511,228	100%	(5,675,945)	(4%)

Cost of goods sold	(123,110,120)	(84)%	(130,600,207)	(86)%	7,490,087	(6%)
Gross profit	23,725,163	16%	21,911,021	14%	1,814,142	8%

Selling and marketing	(3,952,504)	(3)%	(5,878,246)	(4)%	1,925,742	(33%)
General and administrative	(3,003,542)	(2)%	(2,387,684)	(2)%	(615,858)	26%
Research and development	(33,111)	(0.02)%	(11,713)	(0.01)%	(21,398)	183%
Income from operations	16,736,006	11%	13,633,378	9%	3,102,628	23%

Interest expense	(9,765,845)	(7)%	(9,216,142)	(6)%	(549,703)	6%
Interest income	2,438,152	2%	2,673,890	2%	(235,738)	(9%)
Other income (expense), net	36,313	0.02%	(91,537)	(0.06)%	127,850	(140%)

Income before income taxes	9,444,626	6%	6,999,589	5%	2,445,037	35%

Income taxes	(2,868,260)	(2)%	(2,026,906)	(1)%	(841,354)	42%

Net income	6,576,366	4%	4,972,683	3%	1,603,683	32%

Net income attributable to non-controlling interest	(10,824)	(0.01)%	(6,079)	(0.004)%	(4,745)	78%

Net income attributable to controlling interest	6,565,542	4%	4,966,604	3%	1,598,938	32%
Other comprehensive (loss) income
Foreign currency translation gain	(590)	-	(104,823)	(0.07)%	104,233	(99%)
Unrealized gain (loss) on marketable securities	13,948	0.01%	(11,550)	(0.01)%	25,498	(221%)

Comprehensive income	6,578,900	4%	4,850,231	3%	1,728,669	36%

Revenues

Our revenues are derived from the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets. The following table sets forth a breakdown of our revenues by product, in the PRC and internationally, for the years ended April 30, 2010 and 2009, respectively:

	Years Ended April 30,
	2010		2009		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Revenues:
PRC markets:
SSAW pipe	114,321,038	77.9%	83,743,464	54.9%	30,577,574	37%
ERW pipe	2,008,230	1.4%	24,453,307	16%	(22,445,077)	(92%)
Other(1)	9,279,189	6.3%	8,410,451	5.5%	868,738	10%
Subtotal	125,608,457	85.6%	116,607,222	76.4%	9,001,235	8%
Export markets:
SSAW pipe	8,534,738	5.8%	3,948,178	2.6%	4,586,560	116%
ERW pipe	12,692,088	8.6%	31,955,828	21%	(19,263,740)	(60%)
Subtotal	21,226,826	14.4%	35,904,006	23.6%	(14,677,180)	(41%)

Total	146,835,283	100%	152,511,228	100%	(5,675,945)	(4%)

(1)	Includes sales of gas equipment (0.3%) and scrap (3.5%), revenues generated by processing services we provided to customers (2.7%), other revenues (0.2%), less sales tax (0.4%).

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount		% of Total	Amount		% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Shipping and handling costs	1,815,080		46%	3,445,156		59%	(1,630,076)	(47%)
Payroll	519,251		13%	558,172		9.5%	(38,921)	(7%)
Travel	295,361		8%	556,677		9.5%	(261,316)	(47%)
Bid costs	289,470		7%	265,001		5%	24,469	9%
Other	1,033,342	(1)	26%	1,053,240	(2)	17%	(19,898)	(2%)
Total	3,952,504		100%	5,878,246		100%	(1,925,742)	(33%)

(1)	Includes business entertainment (6%), sales agent fees (1%), inspection and insurance (3%), office expenses (5%), utilities & vehicles (5%), depreciation expense (1%), and other expenses (5%).

(2)	Includes business entertainment (4%), sales agent fees (1%), inspection and insurance (1%), office expenses (4%), utilities & vehicles (4%), depreciation expense (1%), and other expenses (2%).

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

General and Administrative Expenses

The table below sets forth a breakdown of our general and administrative expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount		% of Total	Amount		% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Payroll	822,462		27%	650,109		27%	172,353	27%
Depreciation and amortization	340,244		11%	263,147		11%	77,097	29%
Financial consulting fees	307,653		10%	254,791		11%	52,862	21%
Office expenses	344,354		12%	285,902		12%	58,452	20%
Business entertainment	205,772		7%	232,279		10%	(26,507)	(11%)
Other	983,057	(1)	33%	701,456	(2)	29%	281,601	40%
Total	3,003,542		100%	2,387,684		100%	615,858	26%
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

For Nine Months Period Ended January 31, 2011 Compared With January 31, 2010

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our condensed consolidated statements of income for the nine months ended January 31, 2011 and 2010:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	146,455,472	100%	118,766,033	100%	27,689,439	23%

Cost of goods sold	(125,462,453)	(86)%	(99,605,081)	(84)%	(25,857,372)	26%
Gross profit	20,993,019	14%	19,160,952	16%	1,832,067	10%

Selling and marketing	(3,447,506)	(2)%	(3,017,835)	(3)%	(429,671)	14%
General and administrative	(2,762,907)	(2)%	(2,278,514)	(2)%	(484,393)	21%
Research and development	-		(24,001)	(0.02)%	24,001	(100%)
Income from operations	14,782,606	10%	13,840,602	12%	942,004	7%

Interest expense	(9,844,493)	(7)%	(6,368,063)	(5)%	(3,476,430)	55%
Interest income	1,874,907	1%	1,896,105	2%	(21,198)	(1%)
Other income (expense), net	1,503,919	1%	(19,146)	(0.02)%	1,523,065	(7955%)

Income before income taxes	8,316,939	6%	9,349,498	8%	(1,032,559)	(11%)

Income taxes	(2,342,280)	(2)%	(2,610,058)	(2)%	267,778	(10%)

Net income	5,974,659	4%	6,739,440	6%	(764,781)	(11%)

Net (loss) income attributable to non-controlling	(2,147)	-	(13,291)	(0.01)%	11,144	(84%)

Net income (loss) attributable to controlling interest	5,972,512	4%	6,726,149	6%	(753,637)	(11%)
Other comprehensive (loss) income
Foreign currency translation gain (loss)	1,353,184	1%	76,841	0.06%	1,276,343	1661%
Unrealized gain on marketable securities	2,166	-	12,444	0.01%	(10,278)	(83%)

Comprehensive income	7,327,862	5%	6,815,434	6%	512,428	8%

Revenues

Our revenues are derived from the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets. The following table sets forth a breakdown of our revenues by product, in the PRC and internationally, for the nine months ended January 31, 2011 and 2010, respectively:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Revenues:
PRC markets:
SSAW pipe	113,561,115	77.5%	91,739,277	77.2%	21,821,838	24%
ERW pipe	12,415,761	8.5%	1,576,914	1.3%	10,838,847	687%
Other(1)	11,735,804	8%	8,550,670	7.3%	3,185,134	37%
Subtotal	137,712,680	94.0%	101,866,861	85.8%	35,845,819	35%
Export markets
SSAW pipe	6,036,602	4.1%	9,050,150	7.6%	(3,013,548)	(33%)
ERW pipe	2,706,190	1.9%	7,849,022	6.6%	(5,142,832)	(66%)
Subtotal	8,742,792	6.0%	16,899,172	14.2%	(8,156,380)	(48%)

Total	146,455,472	100%	118,766,033	100%	27,689,439	23%

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees, and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the periods indicated:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Shipping and handling costs	1,691,336	49%	1,450,508	48%	240,828	17%
Payroll	567,742	16%	453,442	15%	114,300	25%
Travel	147,813	4%	214,160	7%	(66,347)	(31%)
Bid costs	234,508	7%	246,334	8%	(11,826)	(5%)
Sales agent fees	107,506	3%	76,616	3%	30,890	40%
Business entertainment	275,857	8%	207,781	7%	68,076	33%
Inspection and insurance	176,585	5%	166,419	6%	10,166	6%
Office expenses	170,810	5%	147,637	5%	23,173	16%
Other	75,349	3%	54,938	1%	20,411	37%
Total	3,447,506	100%	3,017,835	100%	429,671	14%

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

General and Administrative Expenses

Our general and administrative expenses consist primarily of payroll, retirement benefits, travel, depreciation and amortization, financial consulting fees, legal consulting fees, office expenses, business entertainment, utilities & vehicles, land usage and property taxes and miscellaneous. The table below sets forth a breakdown of our general and administrative expenses for the periods indicated:

	Nine Months Ended January 31,
	2011		2010		Comparisons
	Amount	% of Total	Amount	% of Total	Increase/ (Decrease)	Increase/ (Decrease)
	$		$		$	%
Payroll	729,982	26%	589,200	26%	140,782	24%
Retirement benefits	259,722	9%	123,949	5%	135,773	110%
Travel	101,668	4%	137,983	6%	(36,315)	(26%)
Depreciation and amortization	421,127	15%	239,247	11%	181,880	76%
Financial consulting fees	237,018	9%	277,043	12%	(40,025)	(14%)
Legal consulting fees	6,364	-	22,156	1%	(15,792)	(71%)
Office expenses	309,958	11%	246,827	11%	63,131	26%
Business entertainment	253,983	9%	306,618	13%	(52,635)	(17%)
Utilities & vehicles	151,663	6%	87,356	4%	64,307	74%
Land usage and property taxes	144,267	5%	144,078	6%	189	-
Miscellaneous	147,155	6%	104,057	5%	43,098	41%
Total	2,762,907	100%	2,278,514	100%	484,393	21%

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

We believe that we will generate sufficient cash during the next twelve months to fund our operations, service our debt and remain in a positive cash position based on anticipated revenues, which is received primarily in cash, and sources of short-term debt that we expect to be available to us.  During the reporting years, we arranged a number of bank loans and other borrowings, including loans from related parties, notes to third parties, and products and other financing arrangements, as set forth in the table above, to satisfy our financing needs. As of the date of this report   , we have not experienced any difficulty in raising funds through bank loans, and we have not experienced any liquidity problems in settling our payables in the normal course of business and repaying our bank loans when they are due. In addition, in 2010 and 2011, the VIE, Shanxi Guolian Pipe Group Company Limited, obtained written commitments from two shareholders Xudong Liu and Lizi Liu to provide working capital to the Company, if needed, in the form of notes payable or personal loans. The material terms of the commitment have not been set and will be determined by the company and the two shareholders in case the company is short of working capital and has difficulty in raising funds through cash flows from operations, short-term bank borrowings, notes payable, and other sources of financing in a timely manner.

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

Our expansion plans include:

•
Investment on the Xi’an New Facility.  Our investment and construction on the newly granted land in Xi’an Province requires capital expenditure of around $12.15 million which includes $4.56 million cash investment and $7.59 million machinery and equipment investment. The whole process takes around 8 to 10 months beginning October 2011. When the construction of our new Xi’an facility is completed, our production volume will increase by 50% and the quality of our products will be improved. We expect a significant increase of our revenues, sales volume and profit as a result of this construction.  Sources of financing for this expansion plan include:

1)	For the first 6 to 7 months of the process: $1.2 million to $1.5 million cash flow from operations, $1.5 million from long-term credit facilities (e.g., 3-year long-term bank loan);

2)	For the 3 to 4 months left: $0.8 million to $1 million cash flow from operation, $0.8 million to $1 million from short-term bank borrowings.

•
Development on new products.  New products such as LSAW pipes are more and more required by the market. Therefore, we intend to diversify our product types by developing LSAW pipes following our being listed on the U.S. capital market. This two-year project might require $15 million to $30 million. In return, a revenue increase of approximately $45 million to $60 million and a profit increase of approximately $3 million to $4.6 million is expected to significantly enhance the Company’s strength and market competitiveness.  Sources of financing for this expansion plan include: $3 million cash flow from operations, $8 million from long-term credit facilities, $4 million from short-term bank borrowings, $15 million from IPO proceeds.

•
SSAW Production Lines Increase.  We also intend to increase two SSAW production lines following our being listed on the U.S. capital market. This two-year expansion plan requires an estimated capital expenditure of approximately $9.1 million to $12 million. A significant increase of revenue of approximately $15 million to $22.8 million is expected. Also our profit will increase by approximately $1.5 million due to this expansion plan.  Sources of financing for this expansion plan include: $1.2 million cash flow from operations, $3 million from long-term credit facilities, $2 million from short-term bank borrowings, $5.8 million from IPO proceeds.

•
Acquisition or Construction of Anti-erosion Production Lines.  We intend to enhance our production capacity by adding Anti-errosion production lines following our being listed on the U.S. capital market. This service will result in an increase in revenue of approximately $12 million to $15 million and an increase in profit by $1.2 million to $1.5 million. This plan may require a capital expenditure of $6 million to $9 million.

If we acquire these production lines from other companies, it takes 3 months.  Sources of financing for this expansion plan include: $2 million cash flow from operations, $3 million short-term bank borrowings, $4 million from IPO proceeds.

It takes one year if we build these production lines ourselves.  Sources of financing for this expansion plan include: $1 million cash flow from operations, $4 million short-term bank borrowings, $4 million from IPO proceeds.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III
ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained herein, beginning on page F-1.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association (1)
1.2	Amended and Restated Articles of Association (2)
4.1
Share Exchange Agreement by and among Rich Mountain Enterprises Limited, the shareholder of Rich Mountain Enterprises Limited, Rise King Management Limited, and the shareholders of Rise King Management Limited, dated July 30, 2011 (3)

4.2	Form of Employment Contract by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers (4)
4.3	Form of Non-Disclosure Agreement by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers (5)
4.4	Purchase and Sale Agreement on Hot Rolled Steel Strip, dated January 1, 2009, between Shanxi Guolian Pipe Industry Group Co., Ltd. and Delong Steel Co., Ltd. *
4.5	Warehousing, Purchase and Sale Agreement on Medium-Width Steel Strips, dated March 31, 2010, between Shanxi Guolian Spiral Tabulation Co., Ltd. and Lingyuan Iron & Steel Co., Ltd. *
4.6	Purchase and Sale Contract, dated September 17, 2009, between Shanxi Guolian Pipe Industry Group Co., Ltd. and Dalian Binggong Trade Co., Ltd. *
4.7
Steel and Iron Products Sales Contract of Shanxi Taigang Stainless Steel Co., Ltd. dated July 28, 2009, between Shanxi Guolian Pipe Industry Group Co., Ltd. and  Shanxi Taigang Stainless Steel Co., Ltd. *

4.8	Industrial Mineral Product Order Contract between Xi’an Guolian Spiral Tubulation Co., Ltd. and Xi’an Ronglian Steel Pipe Sales Co., Ltd. *
4.9	Exclusive Business Cooperation Agreement between Shanxi Ruixingtong Business Consulting Co., Ltd. and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (6)
4.10	Exclusive Option Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (7)
4.11	Share Pledge Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (8)
4.12	Power of Attorney Authorized by Juan Kong to Shanxi Ruixingtong Business Consulting Co., Ltd. dated April 3, 2011 (9)
4.13	Exclusive Business Cooperation Agreement between Shanxi Shipaipu Business Consulting Co., Ltd. and Shanxi Guolian Pipe Industry Group Co., Ltd. dated April 3, 2011 (10)
4.14	Exclusive Option Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011 (11)
4.15	Share Pledge Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011 (12)
4.16	Power of Attorney Authorized by Xudong Liu to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011 (13)
4.17	Power of Attorney Authorized by Liu Lizi to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011 (14)
4.18	Commitment Letter of Xudong Liu and Lizi Liu (15)
8.1	Subsidiaries of the Registrant (16)
15.1	Consent of Weinberg & Company, P.A. *

*  Filed herewith.

(1)	Previously filed as Exhibit 1.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(2)	Previously filed as Exhibit 1.2 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(3)	Previously filed as Exhibit 4.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(4)	Previously filed as Exhibit 4.2 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(5)	Previously filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(6)	Previously filed as Exhibit 4.6 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(7)	Previously filed as Exhibit 4.7 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(8)	Previously filed as Exhibit 4.8 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(9)	Previously filed as Exhibit 4.9 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(10)	Previously filed as Exhibit 4.1.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(11)	Previously filed as Exhibit 4.11 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(12)	Previously filed as Exhibit 4.12 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(13)	Previously filed as Exhibit 4.15 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(14)	Previously filed as Exhibit 4.16 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(15)	Previously filed as Exhibit 4.17 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(16)	Previously filed as Exhibit 8.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sino Oil & Gas Pipe Holdings Limited (formerly Rich Mountain Enterprises Ltd.)

By:	/s/ Xudong Liu
Name: Xudong Liu
Title: Chairman

Date: November [  ], 2011

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

On April 30, 2009, pursuant to the acquisition agreements between RISE KING and the shareholder of Sound Way Enterprises LTD., or Sound Way, RISE KING purchased 100% of the outstanding shares of SOUND WAY.  As a result of the acquisition, SOUND WAY became a wholly-owned subsidiary of RISE KING. SOUND WAY was incorporated under the laws of the BVI on January 2, 2009, with Ms. Kong Juan as the initial sole shareholder. As of April 30, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

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

On April 30, 2009, pursuant to the acquisition agreements between RISE KING and the shareholder of Sound Way Enterprises Ltd., or Sound Way, RISE KING purchased 100% of the outstanding shares of SOUND WAY.  As a result of the acquisition, SOUND WAY became a wholly-owned subsidiary of RISE KING. SOUND WAY was incorporated under the laws of the BVI on January 2, 2009, with Ms. Kong Juan as the initial sole shareholder. As of April 30, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

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