Form 20-F
period 2011-04-30
Sino Oil & Gas Pipe Holdings Ltd
filed 2011-11-21
CIK 1485536

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(FORMERLY RICH MOUNTAIN ENTERPRISES LIMITED)
FORM 20-F ANNUAL REPORT

i

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” , the “Shell Company” and “Sino Oil & Gas” refer to Sino Oil & Gas Pipe Holdings Limited, formerly RICH MOUNTAIN ENTERPRISES LTD., a company organized in the British Virgin Islands, and its subsidiaries and consolidated entities, subsequent to the business combination referred to below. The “business combination” refers to the share exchange between the Shell Company and the shareholders of RISE KING MANAGEMENT LIMITED, Or RISE KING, resulting in(i) each of the RISE KING Shareholders shall sell, transfer, convey, assign and deliver to the Shell Company each share of its RISE KING Stock free and clear of all Liens, in exchange for 140 newly issued ordinary shares of Shell Company Stock and (ii) the Shell Company Shareholder shall sell, transfer, convey, assign and deliver to the RISE KING Shareholders all of the capital stock of the Shell Company issued and outstanding on the Closing Date free and clear of all Liens in exchange for an aggregate of $200,000 (which is equal to $0.04 per share) in cash, which was consummated on July 30, 2011.

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On November 19, 2011, the cash buying rate announced by the People’s Bank of China was RMB 6.3477 to $1.00.

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

3.A.  Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospectus,” each of which is included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended April 30, 2011, 2010 and 2009, and the balance sheet data as of April 30, 2011, 2010 and 2009 are derived from the consolidated financial statements included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended April 30, 2008 and 2007 and the balance sheet data as of April 30, 2008 and 2007 have been derived from unaudited financial statements that are not included in this report. Our historical results for any of these periods are not necessarily indicative of results to be expected in any future period.

The current corporate structure was completed as of April, 2011. Before the completion of the structure, all the companies included in this structure were under common control of the same major shareholder, Mr. Xudong Liu. The Company believes that it is proper to present the selected financial data “as if” the structure was completed at the beginning of the earliest period presented below.

	Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
	Years Ended April 30,
	2011	2010	2009	2008	2007
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)
Revenue, net	$192,760,925	$146,835,283	$152,511,228	$108,001,988	$82,288,351
Cost of goods sold	(164,365,583)	(123,110,120)	(130,600,207)	(91,842,042)	(70,256,431)
Gross profit	28,395,342	23,725,163	21,911,021	16,159,946	12,031,920

Selling and marketing expenses	(4,043,406)	(3,952,504)	(5,878,246)	(5,776,583)	(3,885,392)
General and administrative expenses	(3,723,376)	(3,003,542)	(2,387,684)	(1,706,053)	(1,341,527)
Research and development expenses	-	(33,111)	(11,713)	-	-
Total Operating Expenses	(7,766,782)	(6,989,157)	(8,277,643)	(7,482,636)	(5,226,919)

Income from operations	20,628,560	16,736,006	13,633,378	8,677,310	6,805,001

Interest expense	(13,933,118)	(9,765,845)	(9,216,142)	(7,819,587)	(5,470,823)
Interest income	2,584,478	2,438,152	2,673,890	478,004	308,463
Other income (expense), net	1,905,154	36,313	(91,537)	2,071,238	(26,268)

Income (loss) before income taxes	11,185,074	9,444,626	6,999,589	3,406,965	1,616,368

Income taxes	(3,027,519)	(2,868,260)	(2,026,906)	(1,124,300)	(868,654)

Net income (loss)	8,157,555	6,576,366	4,972,683	2,282,665	753,714
Net income attributable to non-controlling interest	(367)	(10,824)	(6,079)	(21,900)	19,004

Net income (loss) attributable to controlling interest	8,157,188	6,565,542	4,966,604	2,260,765	772,718

Other comprehensive income (loss)	2,212,041	13,358	(116,373)	(1,242,438)	(503,885)

Comprehensive Income (loss)	$10,369,229	$6,578,900	$4,850,231	$1,018,327	$268,833

Balance Sheets Data (at end of fiscal year )	April 30,
(in U.S. Dollars)	2011	2010	2009	2008	2007
	Audited	Audited	Audited	Unaudited	Unaudited
Cash and cash equivalents	$4,689,076	$6,413,448	$1,980,229	$5,657,767	$4,890,833
Total current assets	233,889,512	163,385,607	141,910,989	103,905,033	83,718,634
Total assets	338,657,007	266,353,588	231,130,877	207,360,029	161,709,216

Total liabilities	280,968,776	219,034,953	190,401,957	171,137,837	136,533,283
Total shareholders’ equity	57,688,231	47,318,635	40,728,920	36,222,192	25,175,933
Total liabilities and shareholders’ equity	338,657,007	266,353,588	231,130,877	207,360,029	161,709,216

3.A.3.  Exchange Rates

Not Applicable.

3.B.  Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of August 31, 2011 on an actual basis.

August 31,
2011
Unaudited
Cash:
Cash and cash equivalents	$14,631,400
Restricted cash (1)	66,170,344

Debt:
Notes payable (1)	96,870,834
Short-term bank loans (2)	74,143,204
Product and other financing arrangements (3)	41,352,448

Shareholders’ equity:
Common stock, $1 par value	50,000
Accumulated other comprehensive income	2,210,302
Additional paid-in capital	52,584,504
Retained	4,510,171
Non-controlling interest	90,853
Total shareholders’ equity	$59,445,829

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

We generate a significant majority of our revenue from the sale of SSAW and ERW pipes. For the year ended 30 April 2010 and 30 April 2011, sales of SSAW pipes accounted for 83.7% and 84.8% of the Group’s revenue, respectively. Approximately 70% of large-diameter petroleum and natural gas pipelines in China are constructed using SSAW pipes, however, ERW pipes are commonly used as sub-pipelines which are limited by the coil width and are thinner in wall thickness and smaller in diameter . A shift in market preference for other types of pipes among pipeline operators or a substantial reduction in  pipe price for SSAW pipe or ERW pipe may result in lost sales. To the extent that we are not able to replace sales lost to other types of pipes, our business, financial condition and results of operations would be adversely affected. If we cannot expand our product offering to include other pipes as planned or other products in the future, our source of revenue will remain concentrated on SSAW pipes and our financial condition, results of operations and growth prospects may be adversely affected.

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

Planned and ongoing petroleum and natural gas pipeline projects can be delayed or rescheduled for a number of reasons including, among other factors, changes in the business strategy of pipeline operators, technical difficulties, natural disasters, delays in regulatory approval or budget constraints. We believe that our ongoing projects and the projects for which we have secured supply contracts will contribute significantly to our revenue and profitability. However, should any of the major projects to which we plan to supply line pipes be delayed or rescheduled, our financial forecasts for the year ending 30 April 2012 could become materially inaccurate.

The delay or rescheduling of such projects might also lead to the termination of supply contracts for our products. In the event that our supply contracts are terminated, our business, financial condition and results of operations may be materially and adversely affected.

We are exposed to risks arising from credit terms extended to our customers.

We are exposed to the risk of payment delays and defaults by our two major customers, namely the Company A and the Company B, arising from the credit terms granted to these customers. As of April 30, 2010 and April 30, 2011, the accounts receivables balance of SXGL, inclusive of retention money withheld by customers to guarantee against major quality defects in our delivered products, was approximately $35.2 million and approximately $53.1 million, respectively. Our credit terms vary by customers. Credit terms that are extended to domestic customers for our SSAW pipes and ERW pipes are generally 60 days. Payments by overseas customers for our overseas sales of SSAW or ERW pipes are generally made by letter of credit. For the year ended April 30, 2010 and April 30, 2011, the accounts receivable turnover days for the Company were 63 days and 83 days.

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

We finance our operations primarily through cash flows from operations, short-term bank borrowings, notes payable, as well as product and other financing arrangements. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.  Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. As a result of the announced change in monetary policy by the Chinese government and increases in lending interest rates, domestic spending may be curtailed which may adversely impact our business, operating results, and financial condition in a number of ways, including longer sales cycles, lower prices for our pipe products and reduced unit sales..

We may experience shortages of or price increases in raw materials.

Our production depends on our ability to obtain adequate supplies of raw material on commercially acceptable terms and in a timely manner. A shortage of any of our key raw materials may increase the prices of such materials and reduce our profit margins to the extent that we are unable to pass these price increases to our customers. Raw material purchases accounted for 87% and 86% of the cost of sales of SXGL for the year ended April 30, 2010 and April 30, 2011, respectively.

The principal raw material in our operations and production of SSAW and ERW pipes is hot-rolled steel coils/Strip. The price of steel has historically fluctuated significantly in line with supply and demand, price fluctuations in iron ore and coking coal and government policies on steel and related industries, among other factors.

For the year ended April 30, 2010 and April 30, 2011, raw material purchases from the five largest suppliers of SXGL, which are all Independent Third Parties, accounted for approximately 38.1% and 57.1%, respectively. We have not entered into any long-term supply agreement with these suppliers, and cannot assure you we will be able to procure sufficient supplies of raw materials on acceptable terms.

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

During the period, we did not generate a large portion of revenue from overseas sales of our SSAW pipes outside China. The overseas sales of our SSAW or ERW pipes to North America and Europe area for the year ended April 30, 2010 and April 30, 2011 accounted for 0.3% and 0.3% of total sales of SXGL, respectively. We, however, may enter into overseas sales in the future and such sales may trigger anti-dumping or anti-subsidy proceedings, or both, in the countries where our products are sold.

Anti-dumping and anti-subsidy proceedings have been initiated by local producers in countries such as the United States and EU in relation to steel products. These proceedings have resulted in the imposition of significant penalties, anti-dumping or countervailing duties, or a combination of the foregoing. These and other similar measures could trigger trade disputes in the international steel product markets. While the majority of our overseas customers are from Africa and other Asia countries, we cannot guarantee that our plans to expand overseas will not increase the risk of protectionist investigations or proceedings against us. Any such investigation or proceeding would divert significant time and resources from us if unsuccessful and impede access to export markets for our products and limit our growth opportunities if successful.

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

Our current levels of debt and the instability in debt markets may affect our ability to secure funding for current operations and future production expansion. Historically, we have primarily relied upon short-term borrowings to fund a portion of our capital expenditures and operations. As of April 30, 2011, our total bank borrowings amounted to $111 million.  We recorded current liabilities of approximately $219 million and approximately $281 million as of April 30, 2010 and April 30, 2011, respectively, primarily due to a combine effect of operating activity and financing needs.

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

We have experienced significant growth since we began operations in 2000 .  Our revenues have increased from $146,835,283 in the year ended April 30, 2010 to $192,760,925 in the year ended April 30, 2011.

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

Organizational Structure Chart

The following chart reflects our organizational structure as of the date hereof:

Capital Expenditures

Our capital expenditures consist primarily of expenditures on construction in progress and on  property, plant and equipment. Capital expenditures on construction in progress, which includes construction of a new production line and a new plant, for the years ended April 30, 2011 and 2010, were $ 4,888 and $1.2 million respectively. Capital expenditures on property, plant and equipment which includes the expenditure on the new machinery and equipment to expand our production capacity and upgrade our manufacturing facility, for the years ended April 30, 2011 and 2010, were $ 2.8 million and $ 4.7 million..

During the years ended April 30, 2011 and 2010, $0  and $6,210,995 were transferred from construction in progress to plant and equipment, respectively.

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

4B. Description of Business

OVERVIEW

We are a mid-tier petroleum and natural gas line pipe manufacturer in China. We focus on the design, manufacture and servicing of spiral submerged arc welded pipes, or SSAW pipes, that are used to transport crude oil, refined petroleum products and natural gas, among others. and high frequency straight seam electric resistance welded pipes, or ERW pipes. We led the PRC industry in terms of production capacity and the number of production lines for SSAW pipes as of April 30, 2011. With 11 production lines including ten SSAW production lines and one ERW production line that have a collective annual production capacity of 500,000 tons, we increased our market share of P.R.C. transmission welded steel pipe and were ranked the seventh among the approved SSAW pipe manufacturers in terms of SSAW sales according to INDUSTRY ANALYSIS AND FORECAST REPORT ON P.R.C. TRANSMISSION WELDED STEEL PIPE . As one of the few approved SSAW pipe suppliers to China’s major petroleum and natural gas companies and a major ERW pipe supplier, we are well positioned to benefit from our rapidly growing industry and the planned pipeline projects of our major customers.

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

During the period, we experienced significant revenue and profit growth. For the year ended April 30, 2010 and the year ended April 30, 2011, SXGL generated revenue of approximately $146.83 million and approximately $192.76 million, respectively. SXGL’s net profit for the year ended April 30, 2010 and the year ended April 30, 2011 was approximately $6.58 million and approximately $8.16 million, respectively.

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

In 2009, a significant portion of our revenue was generated by sales to foreign countries, including the United States, Spain, Italy, a number of Latin American countries as well as countries in Southeast Asia.  However, the United States and the European Union subsequently passed anti-dumping laws, thereby forcing us to cease exports to customers in those regions.  In addition, due to fierce competition and considering the strong demand in the domestic market, we reduced the production and sales to other Asian countries since August 2009 and we generated virtually no revenue in fiscal year 2010 in Asia (excluding China), as compared to approximately $19.8 million, or 13% of total revenue, in fiscal year 2009.  As a result, in 2010, we exported our products to other emerging markets, such as Africa, where we generated approximately $16.4 million, or 11.2% of total revenue, in fiscal year 2010.  However, competition in those regions has subsequently increased significantly. Our revenues from the export sales decreased approximately $9.3 million, or 44%, to approximately $11.9 million for the year ended April 30, 2011 from approximately $21.2 million for the year ended April 30, 2010 as a result of our reduced production and sales volume to African countries since July 2010 as an adjustment to our market structure, and our  reduced  production and sales to overseas countries after May 2010. Moving forward, our plan is to focus on the PRC market, which is expected to continue to grow, as well as emerging markets internationally, to the extent that we can be profitable in such markets.

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
Second West-East Gas Pipeline
Algeria Oil & Natural Gas Transportation
Pipeline Project

Our Location in the PRC Provides Strategic Advantages

Our strategically located production facilities contribute to our operational efficiency and competitiveness. We believe that our facility, which is located in central Shanxi Province, is the only steel pipe manufacturing facility within approximately 500 km.   As a result, we believe that we control approximately 85% of the pipes manufactured according to national standard set for most of welded steel pipes for petroleum and natural gas transmission such as GB/T 9711.2-1999 ( Petroleum and Natural Gas Industries—Steel Pipe for Pipelines—Technical Delivery Conditions—Part 2: Pipes of requirement class B) and used for high-end users of petroleum and natural gas. We also control more than 65% of the pipes manufactured according to national standard set for most of welded steel pipes for thermal power and water supply and drainage such as GB/T 9711.1-1997 (Petroleum and natural gas industries—Steel pipe for pipelines—Technical delivery conditions—Part 1:Pipes of requirements class A) and used for medium and low end users of thermal power and water supply and drainage in the PRC. Our location also provides a strong base for us to service Inner Mongolia and provinces of the Northwest China markets, which have high levels of demand for steel pipes with few local steel pipe manufacturers.  We believe that our key customers select suppliers based on transportation costs, among other factors. Our delivery advantage contributes to our success in bidding for projects and is critical to maintaining low operating costs. In addition, our production facilities are located in a region that gives us ready access to raw materials due to the fact that most raw materials suppliers in this area are in close proximity to our facility, reliable energy supplies and skilled labor at competitive costs.

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

Competition

Compared to other developing countries, the total length of China’s pipeline infrastructure in relation to the country’s energy consumption is low.  This relatively underdeveloped pipeline network suggests that pipeline infrastructure construction should continue to increase in order for China to compete with other developing countries.  There has been increasing demand in the PRC for our products, which is why our revenues from sales in the PRC market increased approximately $55.3 million, or 44%, to approximately $180.9 million for the year ended April 30, 2011 from approximately $125.6 million for the year ended April 30, 2010.  Continued growth of pipeline construction in the PRC is expected to cause increased competition amidst our existing and future competitors in the PRC.

In 2009, a significant portion of our revenue was generated by sales to foreign countries, including the United States, Spain, Italy, a number of Latin American countries as well as countries in Southeast Asia.  However, the United States and the European Union subsequently passed anti-dumping laws, thereby forcing us to cease exports to customers in those regions.  In addition, due to fierce competition and considering the strong demand in the domestic market, we reduced the production and sales to other Asian countries since August 2009 and we generated virtually no revenue in fiscal year 2010 in Asia (excluding China), as compared to approximately $19.8 million, or 13% of total revenue, in fiscal year 2009.  As a result, in 2010, we exported our products to other emerging markets, such as Africa, where we generated approximately $16.4 million, or 11.2% of total revenue, in fiscal year 2010.  However, competition in those regions has subsequently increased significantly, and as a result our revenues from the export sales decreased approximately $9.3 million, or 44%, to approximately $11.9 million for the year ended April 30, 2011 from approximately $21.2 million for the year ended April 30, 2010.  Consequently, our current strategy is to focus almost exclusively on the PRC market. To the extent that conditions in other regions cease over time, we would attempt to export to those markets.

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

Our Supply Sources

We select our suppliers by assessing criteria such as the quality of materials supplied, the duration of the supplier’s business relationship with us, pricing, delivery reliability and response time to orders placed by us.  To minimize purchasing costs, we use a limited number of suppliers.  Because we purchase substantial quantities from these suppliers, we are often able to procure these products at competitive prices.  We usually enter into a one-year purchase agreement with each supplier and then order on a spot basis for each delivery.  We negotiate pricing with our suppliers on an arm’s length basis prior to the delivery of these supplies to us, based upon the prevailing market prices at such time and we settle the payment with these suppliers on a monthly basis.  For suppliers that we have not entered into year long purchase agreements with, we are usually required to make a prepayment equivalent to approximately 20% to 50% of the total purchase amounts to secure the supply contract. In most cases, our suppliers require us to settle the remaining balance before the delivery of raw materials.  We believe that these payment terms are in line with current market practices generally adopted in the PRC.  For the year ended April 30, 2011, we started to purchase some raw materials through two trading companies instead of buying raw materials from manufacturing companies directly.  In this way, we negotiated higher purchase prices but we were granted longer payment terms with these suppliers which led to the increase in the cost of raw materials for the year ended April 30, 2011. As we increase the scale of our production, we may need to establish a more diverse supplier network while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery and payment terms.

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

In the year ended April 30, 2011, the suppliers (each of whom supplies us with hot rolled strips) from whom we acquired a significant amount of supplies, were as follows:

Supplier	Percentage

Company H	19.3%
Company I	13.8%
Company J	10.4%
Company K	7.2%
Company L	6.4%

In the year ended April 30, 2010, the suppliers (each of whom supplies us with hot rolled strips) from whom we acquired a significant amount of supplies, were as follows:

Supplier	Percentage

Company F	11.90%
Company G	9.80%
Company H	5.0%
Company I	7.9%
Company J	3.5%

Purchases from our five largest suppliers amounted to 38.1% and 57.1% of our raw material purchases during fiscal years 2010 and 2011, respectively.

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

For the years ended April 30, 2010 and 2011, sales to our five largest customers, in the aggregate, accounted for approximately 28.9 % and 37.7 % of our total sales, respectively.  The following table provides the name of each customer that contributed to 8% or more of our revenues in each of the year ended April 30, 2010 and 2011 and the percent of total revenues generated from such customer during these periods.

Name of Customer	2011 Revenues (%)		2010 Revenues (%)

Customer A	9.4%		*	%

Customer B	8.5%		*	%

Customer C	*	%	8.2%

Customer D	*	%	8.1%

* Less than 8% of our annual revenues.

Research and Development

Our research and development efforts are focused on three objectives:

•	Superior product safety and quality;

•	Reduction of operating costs; and

•	Sustaining growth through the development of new products.

We have a research and development staff comprised of 43 employees at our Yuci facility.  We spent $0 and $33,111 in the fiscal years 2011 and 2010, respectively, on our research and development activities.

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

Environmental Matters

The Environmental Protection Law, promulgated by the National People’s Congress on December 26, 1989, is the primary law for environmental protection in China.  The law establishes basic principles for coordinated advancement of economic growth, social progress and environmental protection, and defines the rights and duties of governments at all levels.  Local environmental protection bureaus may set stricter local standards than the national standards and enterprises are required to comply with the stricter of the two sets of standards.  Due to the nature of our business, we produce certain amounts of waste water, gas and solid waste materials during the course of our production.  We believe that we are in compliance in all material respects with applicable PRC laws and regulations.  All of our products meet the relevant environmental requirements under PRC laws and during the two years ended April 30, 2010 and 2011, we were not subject to any fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, including by any environmental regulatory authority.

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

Employees

As of April 30, 2010, we had 947 full-time employees. The following table shows the breakdown in numbers and percentages of employees by department:

Functions	April 2010	April 2009	April 2008

Manufacturing	572 (60%)	569 (61%)	574 (62%)
Technology	5 (1%)	7 (1%)	11 (1%)
Research & Development	43 (5%)	43(5%)	43 (5%)
Quality Control	174 (18%)	183 (20%)	177 (19%)
General Administration, Purchasing, Sales and Marketing	196 (21%)	177 (19%)	166 (18%)
Total	947 (100%)	936 (100%)	928 (100%)

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan were approximately $97,460, $90,055 and $345,904 in 2009, 2010 and 2011, respectively.

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

5A. Operating Results

This section should be read in conjunction with our audited consolidated financial statements as of and for the years ended April 30, 2011 and 2010, respectively, included elsewhere in this report. Readers should carefully review the risk factors disclosed in this transition report on Form 20-F. In addition, this transition report on Form 20-F includes forward-looking statements. Generally, the words “believes ”, “anticipates”, “ may ”, “ will ”, “ should ”, “ expect ”, “ intend ”, “estimate”, “continue” and similar expressions, or the negative thereof, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including the risks set forth in this transition report on Form 20-F, which could cause actual results or outcomes to differ materially from those projected. Undue reliance should not be placed on these forward-looking statements, which speak as of the date hereof only. We undertake no obligation to update these forward-looking statements unless required by law.

Overview

Through our subsidiaries and certain commercial and contractual relationships and arrangements with other Chinese companies, we operate companies in China that develop, manufacture, and distribute high quality steel pipe for a variety of different industries.  We are located in Taiyuan and Jingzhong of Shanxi Province, as well as Xi’an of Shaanxi Province, and conduct business throughout China, Africa, South America and Europe.  Our main production facility in Shanxi province has an area of approximately 200 acres.  We produce pipe with diameters from 219 to 2120 mm of spiral submerged-arc welding (SSAW) pipe and pipe with a diameter from 50 to 508 mm electric resistance welding (ERW) pipe. Our products are used in numerous industries, including natural gas, petroleum and chemical, thermal power, water supply, municipal construction and heat power industries.

China is the world’s second largest energy consumer. Notwithstanding this, the total length of China’s domestic steel pipeline infrastructure is far below the global average, which, as of 2008, was 58,300 km, which was approximately 7.3% of that in the United States. China’s oil and natural gas consumption was about half of that in the United States, while its total length of pipelines is less than one tenth of that in the United States. As such, management believes that steel infrastructure development still has tremendous potential.

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

In addition, although the financial crises also affected Chinese enterprises that rely on overseas markets, our operations were not materially affected as less than 10% of our revenues are generated from the United States and Europe, and the relatively strong domestic market demand positioned us to continue to grow notwithstanding the financial crisis and economic recession in late 2008.

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

Summary of Significant Accounting Policies and  Estimates (continued)

(b)	Consolidation Policy

The Company applied the provision of Accounting Standards Codification (“ASC”) 810-10, Consolidation of Variable Interest Entities. In accordance with ASC 810-10 (formerly FASB Interpretation No. 46R) “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulletin No. 51, a Variable Interest Entity (a “VIE”) is to be consolidated by a company if that company have the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and that company have the obligation to absorb losses of VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. After executing the service agreements, SXGL and SXZL are now considered a VIE.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements:

	April 30, 2011	April 30, 2010
Total assets	$302,375,081	$230,029,141
Total liabilities	$279,845,914	$219,251,882

	For the Years Ended April 30,
	2011	2010	2009
Revenue	$193,237,918	$146,835,283	$152,511,228
Net Income	$9,539,866	$7,875,457	$5,234,403

(c)	Fair Value of Financial Instruments

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

(d)	Product and Other Financing Arrangements

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

Summary of Significant Accounting Policies and  Estimates (continued)

(e)	Impairment of Long-Term Assets

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in ASC 360-10. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. There was no impairment for the years ended April 30, 2011, 2010 and 2009.

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

The Company performs its annual impairment review of goodwill in April, and when a triggering event occurs between annual impairment tests. The Company recorded no impairment loss for the years ended April 30, 2011, 2010 and 2009.

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

	April 30, 2011	April 30, 2010	April 30, 2009
Year end RMB : US$ exchange rate	6.4957	6.8358	6.8352
Average yearly RMB : US$ exchange rate	6.6843	6.8355	6.9155

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

Non-controlling minority interest represents the portion of earnings that is not within the parent Company’s control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. Net income from non-controlling minority interests is shown separately on the consolidated statements of income. There was $367, $10,824 and $6,079 net income contributed to non-controlling interest for the years ended April 30, 2011, 2010 and 2009, respectively.

Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally are greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 will have a material impact on its financial statements.

December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 will have a material impact on its financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The guidance in ASU 2011-04 changes the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including clarification of the FASB's intent about the application of existing fair value and disclosure requirements and changing a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU should be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. Early adoption by public entities is not permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The guidance in ASU 2011-05 applies to both annual and interim financial statements and eliminates the option for reporting entities to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This ASU also requires consecutive presentation of the statement of net income and other comprehensive income. Finally, this ASU requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU should be applied retrospectively and are effective for fiscal year, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

Recent Accounting Pronouncements (continued)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The guidance in ASU 2011-08 is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments improve the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

Results of Operations

For the Fiscal Year Ended April 30, 2011 Compared to the Fiscal Year Ended April 30, 2010

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended April 30, 2011 and 2010:

	Years Ended April 30,
	2011		2010		Comparison
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	192,760,925	100%	146,835,283	100%	45,925,642	31%

Cost of goods sold	(164,365,583)	(85%)	(123,110,120)	(84%)	(41,255,463)	34%
Gross profit	28,395,342	15%	23,725,163	16%	4,670,179	20%

Selling and marketing	(4,043,406)	(2%)	(3,952,504)	(3%)	(90,902)	2%
General and administrative	(3,723,376)	(2%)	(3,003,542)	(2%)	(719,834)	24%
Research and development	-		(33,111)	(0.02%)	33,111	(100%)
Income from operations	20,628,560	11%	16,736,006	11%	3,892,554	23%

Interest expense	(13,933,118)	(7%)	(9,765,845)	(7%)	(4,167,273)	43%
Interest income	2,584,478	1%	2,438,152	2%	146,326	6%
Other income , net	1,905,154	0.99%	36,313	0.02%	1,868,841	5146%

Income before income taxes	11,185,074	6%	9,444,626	6%	1,740,448	18%

Income taxes	(3,027,519)	(2%)	(2,868,260)	(2%)	(159,259)	6%

Net income	8,157,555	4%	6,576,366	4%	1,581,189	24%

Net income attributable to non-controlling interest	(367)	0.00%	(10,824)	(0.01%)	10,457	(97%)

Net income attributable to controlling interest	8,157,188	4%	6,565,542	4%	1,591,646	24%
Other comprehensive income
Foreign currency translation gain (loss)	2,215,186	1.15%	(590)	-	2,215,776	(375,555%_)
Unrealized (loss) gain on marketable securities	(3,145)	-	13,948	0.01%	(17,093)	(123%)

Comprehensive income	10,369,229	5%	6,578,900	4%	3,790,329	58%

Revenues

Our revenues are derived from the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipment for the PRC and export markets. The following table sets forth a breakdown of our revenues by product, in the PRC and internationally, for the years ended April 30, 2011 and 2010, respectively:

	Years Ended April 30,
	2011			2010			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Revenues:
PRC markets:
SSAW pipe	157,031,379	81.5%		114,321,038	77.9%		42,710,341	37%
ERW pipe	13,886,350	7.2%		2,008,230	1.4%		11,878,120	591%
Other	9,981,054	5.2	%(1)	9,279,189	6.3	%(2)	701,865	8%
Subtotal	180,898,783	93.9%		125,608,457	85.6%		55,290,326	44%
Export markets:
SSAW pipe	6,405,183	3.3%		8,534,738	5.8%		(2,129,555)	(25%)
ERW pipe	5,456,959	2.8%		12,692,088	8.6%		(7,235,129)	(57%)
Subtotal	11,862,142	6.1%		21,226,826	14.4%		(9,364,684)	(44%)

Total	192,760,925	100%		146,835,283	100%		45,925,642	31%

(1)	Includes sales of gas equipment (0.2%) and scrap (2.8%), revenues generated by processing services we provided to customers (2.5%), other revenues (0.1%), less sales tax (0.4%).

(2)	Includes sales of gas equipment (0.3%) and scrap (3.5%), revenues generated by processing services we provided to customers (2.7%), other revenues (0.2%), less sales tax (0.4%).

Our revenues from sales in the PRC market increased approximately $55.3 million, or 44%, to approximately $180.9 million for the year ended April 30, 2011 from approximately $125.6 million for the year ended April 30, 2010.  The sales unit price of ERW pipe reached an average increase of 6%.  The sales volume of both SSAW pipe and ERW pipe combined increased 45% in the year ended April 30, 2011 as compared to the year ended April 30, 2010.

The increased sales volume was attributable to the following factors: (i) benefit from government policies that have supported substantial public spending on oil and gas pipeline infrastructure, (ii) we have an established corporate name and reputation that are widely recognized by customers in the steel pipe industry. The consistent good quality strengthened our reputation for SSAW pipes, and we also maintained favorable relationships with old customers. Therefore, more sales resulted during the year ended April 30, 2011 compared with the same period last year, and (iii) increased sales to PRC-based state-owned enterprises in need of high-end SSAW pipes with a larger diameter, which are used in the transmission of natural gas.

Our revenues from SSAW pipe in the PRC market for fiscal 2011 were approximately $157 million and accounted for 81.5% of the total revenues in the year ended April 30, 2011, which is approximately $43 million or 37% more than that of the fiscal 2010. Sales volume was 226,833 tons for fiscal 2011, which increased 37% from 165,292 tons in fiscal 2010. The increase was attributable to increased demand for our SSAW pipe fueled by rapid industrialization and governmental capital expenditures on China’s infrastructure. In addition, our SSAW pipe with high-end and larger pipe diameters, which are popular among our major customers, also contributed to the sales volume increase of 96%, and unit selling price increase of 3% as compared to sales in the same period last year. We also put effort in expanding sales in the petrochemical and thermal power areas, while strengthening the current heat natural gas pipe market for our products.

Revenues derived from the domestic sales of ERW pipe for the fiscal 2011 was approximately $13.9 and accounted for 7.2% of our total revenues. ERW sales increased approximately $11.8 million or 591% during the year ended April 30, 2011. Sales volume for ERW was 17,218 tons for the fiscal 2011, which increased 551% from 2,646 tons in the fiscal 2010. These increases were attributable to the large market demand for ERW pipe used in the thermal power industries. The average unit sales price also increased 6%. It was mainly because the Company adjusted the unit price according to the market price of major raw materials.

Our revenues from the export sales decreased approximately $9.3 million, or 44%, to approximately $11.9 million for the year ended April 30, 2011 from approximately $21.2 million for the year ended April 30, 2010. Sales volume was 15,697 tons for the fiscal 2011, which decreased by 36% from 24,411 tons in the fiscal 2010. The main reason for this decline was attributable to following: i) considering the strong demand in the domestic market and the increasing shipping costs to Africa which was in line with the increase in fuel costs, we reduced the production and sales volume to African countries since July 2010 as an adjustment to our market structure, and ii) since the global market was increasingly competitive, the average unit selling price of SSAW and ERW pipe decreased by 6% and 21%, respectively, and (iii) in order to meet growing demand in the PRC market, we reduced the production and sales to overseas countries after May 2010. Moving forward, our plan is to focus on the PRC market, which is expected to continue to grow, as well as emerging markets internationally, to the extent that we can be profitable in such markets.

In the near future, we expect our revenues to grow, primarily from sales of SSAW pipe to the PRC customers.

Cost of Goods Sold

Our cost of goods sold is primarily comprised of the cost of raw materials, such as hot-rolled steel strip, labor costs, and manufacturing overhead. Specifically, the cost of raw materials represented approximately 86% and 87% of our total costs of goods sold in fiscal years 2011 and 2010.

Our total cost of goods sold increased by 34%, or approximately $41.3 million, to approximately $164.4 million for the fiscal 2011 from approximately $123.1 million for the fiscal 2010.

For the year ended April 30, 2011, our cost of goods sold relating to the PRC markets increased by approximately $48.3 million, or 46%, to approximately $154.2 million, compared with approximately $105.9 million for the comparable period in 2010. The increase was attributable to the following: (i) along with the increase in sales volume, our cost of direct materials increased, (ii) the labor costs increased since more steel pipe was produced by employees to meet the demand for our products sold, and (iii) we started to purchase some raw materials through two trading companies instead of buying raw materials from manufacturing companies directly.   In this way, we negotiated higher purchase prices but we were granted longer payment terms with these suppliers which led to the increase in the cost of raw materials for the year ended April 30, 2011. The increase was mainly derived from the approximately $37.9 million or 39% increase of the cost of goods sold for SSAW pipe in the PRC markets.

Our cost of goods sold from export markets decreased by approximately $7.0 million, or 41%, to approximately $10.2 million for the fiscal 2011 from approximately $17.2 million for the fiscal 2010. This decrease was mainly because that we reduced the production and sales volume in overseas markets and focused on our domestic markets, as discussed above.

Gross Profit and Gross Margin

Gross profit is equal to revenues less cost of goods sold. Gross margin is equal to gross profit divided by revenues.  Our gross profit increased by 20%, or approximately $4.7 million, to $28.4 million for the year ended April 30, 2011, from approximately $23.7 million for the year ended April 30, 2010.

Historically, the margins of our primary products, SSAW pipe and ERW pipe, have been relatively stable in the PRC market,  since the selling price is generally adjusted to reflect the price we paid for the raw materials, as discussed above.  However, the gross margin of SSAW pipe in the PRC markets, which accounted for approximately 81.5% of our revenues during the year ended April 30, 2011, decreased slightly by 1% compared with that of the same period of 2010. This decrease resulted primarily from higher raw materials and labor costs used in production. To ease the capital demand pressure, we purchased some hot-rolled steel strip through two trading companies which sold it at a higher price but provided longer payment terms compared with buying raw materials from manufacturing suppliers directly. This is the reason for the increase in the cost of raw materials in the year ended April 30, 2011.

Our gross profit in the export markets decreased by approximately $2.3 million, to approximately $1.7 million for the fiscal 2011 as compared with approximately $4.0 million for the fiscal 2010, and our gross margin for the fiscal 2011 decreased by 5% from the fiscal 2010. The decrease mainly resulted from the combined effect of the decreased sales volume and sales unit price of SSAW pipe and ERW pipe. The sales unit price for SSAW pipe and ERW pipe in the export markets on average decreased of 6% and 21%, respectively. This was primarily due to i) due to heightened competition in international trade, foreign countries imposed anti-dumpling or countervailing measures such as imposition of duties on certain goods exported by the PRC (including our steel pipe products) so as to protect their own industries, the sales volume and sales price decreased, and ii) the cost of raw materials increased at the same time as aforementioned.

We expect our overall average gross margin to grow as we expand our high-margin products.

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the years indicated:

	Years Ended April 30,
	2011			2010			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Shipping and handling costs	1,517,432	38%		1,815,080	46%		(297,648)	(16%)
Payroll	684,458	17%		519,251	13%		165,207	32%
Sales Agent fee	338,600	8%		29,039	1%		309,561	1066%
Travel	120,080	3%		295,361	8%		(175,281)	(59%)
Bid costs	695,563	17%		289,470	7%		406,093	140%
Other	687,273	17	%(1)	1,004,303	25	%(2)	(317,030)	(32%)
Total	4,043,406	100%		3,952,504	100%		90,902	2%

(1)	Includes business entertainment (6%), inspection and insurance (3%), office expenses (1%), utilities & vehicles (3%), depreciation expense (1%), and other expenses (3%).

(2)	Includes business entertainment (6%), inspection and insurance (3%), office expenses (5%), utilities & vehicles (5%), depreciation expense (1%), and other expenses (5%).

Selling and marketing expenses increased by 2%, or approximately $91,000, to approximately $4.04 million for the year ended April 30, 2011 from approximately $3.95 million for the year ended April 30, 2010. This increase was due primarily to: (i) an increase of $165,207 in payroll compared with last year as a result of the increased average salary for sales employees, (ii) increased sales agent fee of $309,561 related to oversea accounts receivable collected in fiscal 2011 according to contract paid sales agent fee, and (iii) increased bid costs of $406,093 in connection with increasing the PRC-based state-owned natural gas transmission project bidding, partially offset by decreases $297,648 in shipping and handling costs and $175,281 in international travel, which resulted from the significant decrease in sales activities in the export sales markets during the year ended April 30, 2011.

We anticipate such expenses will continue to increase, as we expand our sales network and build our operations in additional regional markets in China and internationally.

General and Administrative Expenses

The table below sets forth a breakdown of our general and administrative expenses for the years indicated:

	Years Ended April 30,
	2011			2010			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Payroll	973,902	26%		822,462	27%		151,440	18%
Depreciation and amortization	534,032	14%		340,244	11%		193,788	57%
Financial consulting fees	482,217	13%		307,653	8%		174,564	57%
Retirement benefits	345,904	9%		90,055	2%		255,849	284%
Business entertainment	334,862	9%		205,772	10%		129,090	63%
Office expenses	221,877	6%		344,354	12%		(122,477)	(36%)
Other	830,582	23	%(1)	893,002	30	%(2)	(62,420)	(7%)
Total	3,723,376	100%		3,003,542	100%		719,834	24%

(1)	Includes travel (2%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (4%), insurance fees (2%), labor union fees (1%) and other expenses (6%).

(2)
Includes travel (3%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (6%), endowment insurance (5%), insurance fees (2%), labor union fees (1%) and other expenses (5%).

Our general and administrative expenses increased by 24%, or approximately $0.7 million, to approximately $3.7 million for the year ended April 30, 2011 from approximately $3.0 million for the year ended April 30, 2010, which increase was due to the following factors:

•	Payroll expenses increased by approximately $0.15 million, or 18%, compared with 2010, as a result of the increased average salary for administrative employees;

•	Depreciation and amortization increased by approximately $0.19 million, or 57% compared with 2010, due primarily to the increase in office equipment and motor vehicles

•
Financial consulting fees increased by approximately $0.17 million, or 57% compare with 2010, as a result of increased valuation fee and supervision fee of  fixed assets which is pledged as collateral to seek and obtain additional debt financing from bank, and

•	Retirement benefit expenses increased by approximately $0.26 million, or 284% compared with 2010, as a result of the increased basic salary and its base ratio for employees,

We expect such expenses to increase as our business expands. We will also incur additional costs to meet the requirements of being a public company in the U.S., such as hiring additional staff with experience in U.S. GAAP and SEC reporting requirements and developing internal audit and disclosure controls and compliance functions.

Research and development

Our research and development activities are usually project based. We are not regularly involved in research and development projects. During the year ended April 30, 2011, there was no such cost incurred.

Interest Expense

Our financing costs consist of interest for short-term loans, product and other financing arrangement, bank acceptance notes and other borrowings and miscellaneous bank charges.

Interest expense increased by 43%, or approximately $4.1 million, to approximately $13.9 million for the year ended April 30, 2011 from approximately $9.8 million for the year ended April 30, 2010.

This increase was primarily due to increases in interest for short-term bank loans and discount interest for bank acceptance notes. The increased interest for bank loans resulted from increased average bank loans during the year ended April 30 2011, as well as increased average interest rates on our short-term bank loans. The People's Bank of China increased the benchmark of the interest rates for short-term loans from 6.5% for the fiscal year ended April 30, 2009 to 6.95% for the fiscal year ended April 30, 2011. Our lenders increased our interest rates accordingly. The increased discount interest was primarily due to the increasing discount bank acceptance notes to purchase raw materials and to repay the product and other financing arrangements, as well as the increased average discount interest rate in the fiscal 2011.

Other Income, Net

Other income of $1,905,154 for the year ended April 30, 2011, compared to other income of $36,313 for the year ended April 30, 2010. This resulted primarily i) from the government subsidies of $112,293; ii) income from a forfeited long-aged customer deposit of $1,079,919. The deposit was aged over three years and the customer refused to implement the contracts. The amount was forfeited in line with the contract terms, iii) compensation of $292,280 from a logistic Company who breached a contract during the fiscal 2011, and iv) compensation of $327,633 from a related party- Tianlong. Shanxi Guolian Spiral Tubulation Co., Ltd, a subsidiary of the Company, rented a factory plant from Tianlong. The compensation was paid to the Company by Tianlong for early termination of the rental contract before the end of the contract date.

Income Tax

Our income tax expense increased by 6%, or approximately $0.15 million, to approximately $3.0 million, for the year ended April 30, 2011, from approximately $2.85 million for the year ended April 30, 2010. The increase in income taxes for the year ended April 30, 2011 was due to our increased level of taxable income.

In accordance with the relevant tax laws and regulations of the PRC, the applicable corporate income tax rate for our operating entities is 25%. Our effective income tax rate  was 27% and 30% for the years ended April 30, 2011 and 2010, respectively.

Net Income

As a result of the foregoing, our net income increased by 24%, or $1,581,189, to $8,157,555 for the year ended April 30, 2010 from $6,576,366 for the year ended April 30, 2010, which was mainly attributable to the business expansion and increased sales in the PRC markets.

Results of Operations

For the Fiscal Year Ended April 30, 2010 Compared to the Fiscal Year Ended April 30, 2009

The following table sets forth the amounts and the percentage relationship to revenues of certain items in our consolidated statements of income for the years ended April 30, 2010 and 2009:

	Years Ended April 30,
	2010		2009		Comparison
	Amount	% of Revenues	Amount	% of Revenues	Change in Amount	Change in %
	$		$		$
Revenues, net	146,835,283	100%	152,511,228	100%	(5,675,945)	(4%)

Cost of goods sold	(123,110,120)	(84%)	(130,600,207)	(86%)	7,490,087	(6%)
Gross profit	23,725,163	16%	21,911,021	14%	1,814,142	8%

Selling and marketing	(3,952,504)	(3%)	(5,878,246)	(4%)	1,925,742	(33%)
General and administrative	(3,003,542)	(2%)	(2,387,684)	(2%)	(615,858)	26%
Research and development	(33,111)	(0.02%)	(11,713)	(0.01%)	(21,398)	183%
Income from operations	16,736,006	11%	13,633,378	9%	3,102,628	23%

Interest expense	(9,765,845)	(7%)	(9,216,142)	(6%)	(549,703)	6%
Interest income	2,438,152	2%	2,673,890	2%	(235,738)	(9%)
Other income (expense), net	36,313	0.02%	(91,537)	(0.06%)	127,850	(140%)

Income before income taxes	9,444,626	6%	6,999,589	5%	2,445,037	35%

Income taxes	(2,868,260)	(2%)	(2,026,906)	(1%)	(841,354)	42%

Net income	6,576,366	4%	4,972,683	3%	1,603,683	32%

Net income attributable to non-controlling interest	(10,824)	(0.01%)	(6,079)	(0.004%)	(4,745)	78%

Net income attributable to controlling interest	6,565,542	4%	4,966,604	3%	1,598,938	32%
Other comprehensive (loss) income
Foreign currency translation gain	(590)	-	(104,823)	(0.07%)	104,233	(99%)
Unrealized gain (loss) on marketable securities	13,948	0.01%	(11,550)	(0.01%)	25,498	(221%)

Comprehensive income	6,578,900	4%	4,850,231	3%	1,728,669	36%

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

The increased sales volume was attributable to the following factors: (i) an improvement in the PRC economy, which led to an increase in market demand, (ii) our successful marketing efforts, (iii) retaining our existing customers and adding additional customers, and (iv) increased sales to PRC-based state-owned enterprises in need of high-end SSAW pipes with a larger diameter, which are used in the transmission of natural gas.

Sales volume for SSAW pipes in the PRC market was up 34% in 2010. This increase was mainly due to (i) the selection of our company to supply SSAW pipes for the second West-East natural gas pipeline of sub-lines and (ii) the PRC central government’s encouragement of pipeline industry development in fiscal 2010.

Revenues from the domestic sales of ERW pipes for the year ended April 30, 2010 amounted to approximately $2.0 million, accounted for only 1.4% of the our total revenues in fiscal 2010, representing a decrease of approximately $22.4 million or 92%, compared to fiscal year 2009. Sales volume for ERW pipes in the PRC market declined by 91% in 2010. This decrease was due to a shift in market demand from ERW pipes to SSAW pipes, which are better situated for use in the petro-chemical and thermal power industries. As a result of these conditions, during the year ended April 30, 2010, our market strategy shifted to gain more market share for SSAW pipes.

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

In the near future, we expect our revenues to grow, primarily from sales of SSAW pipes to PRC customers.

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

Selling and Marketing Expenses

Our selling and marketing expenses primarily include shipping and handling costs, payroll, travel, bid costs, sales agent fees and business entertainment costs. The table below sets forth a breakdown of our selling and marketing expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Shipping and handling costs	1,815,080	46%		3,445,156	59%		(1,630,076)	(47%)
Payroll	519,251	13%		558,172	9.5%		(38,921)	(7%)
Travel	295,361	8%		556,677	9.5%		(261,316)	(47%)
Bid costs	289,470	7%		265,001	5%		24,469	9%
Other	1,033,342	26	%(1)	1,053,240	17	%(2)	(19,898)	(2%)
Total	3,952,504	100%		5,878,246	100%		(1,925,742)	(33%)

(1)	Includes business entertainment (6%), sales agent fees (1%), inspection and insurance (3%), office expenses (5%), utilities & vehicles (5%), depreciation expense (1%), and other expenses (5%).

(2)	Includes business entertainment (4%), sales agent fees (1%), inspection and insurance (1%), office expenses (4%), utilities & vehicles (4%), depreciation expense (1%), and other expenses (2%).

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

General and Administrative Expenses

The table below sets forth a breakdown of our general and administrative expenses for the years indicated:

	Years Ended April 30,
	2010			2009			Comparisons
	Amount	% of Total		Amount	% of Total		Increase/ (Decrease)	Increase/ (Decrease)
	$			$			$	%
Payroll	822,462	27%		650,109	27%		172,353	27%
Depreciation and amortization	340,244	11%		263,147	11%		77,097	29%
Financial consulting fees	307,653	10%		254,791	11%		52,862	21%
Office expenses	344,354	12%		285,902	12%		58,452	20%
Business entertainment	205,772	7%		232,279	10%		(26,507)	(11%)
Other	983,057	33	%(1)	701,456	29	%(2)	281,601	40%
Total	3,003,542	100%		2,387,684	100%		615,858	26%

(1)
Includes retirement benefits (3%), travel (3%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (6%), endowment insurance (5%), insurance fees (2%), labor union fees (1%) and other expenses (5%).

(2)
Includes retirement benefits (3%), travel (3%), legal consulting fees (2%), utilities & vehicles (6%), land usage and property taxes (6%), insurance fees (3%), labor union fees (1%) and other expenses (5%).

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

Interest expense increased by 6%, or approximately $0.6 million, to approximately $9.8 million for the year ended April 30, 2010 from approximately $9.2 million for the year ended April 30, 2009. This increase was due to increases in interest for bank loans and notes payable to third parties, and increased bank charges, offset by decreases in discount interest for bank acceptance notes and interest for product financing arrangements. The increased interest for bank loans resulted from increased average bank loans during the year ended April 30 2010, as well as increased average interest rates on our loans. The People's Bank of China increased the benchmark of the interest rates for short-term loans from 5.6% for the fiscal year ended April 30, 2009 to 6.5% for the fiscal year ended April 30, 2010. Our lenders increased our interest rates accordingly. We reduced the loans approximately $200 million for our product financing arrangements and bank acceptance notes during the year ended April 30, 2010 led to interest in connection to financing arrangements and bank acceptance notes decreased.

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

Liquidity and Capital Resources

The following table is a summary of our liquidity and capital resources for the reported periods:

	April 30, 2011	April 30, 2010
Cash and cash equivalents	$4,689,076	$6,413,448
Current assets	233,889,512	163,385,607
Current liabilities	(280,968,776)	(219,034,953)
Working capital	(47,079,264)	(55,649,346)
Shareholder’ equity	$57,575,323	$47,206,094

We had a working capital deficit of $(47,079,264) and $(55,649,346) at April 30, 2011 and 2010, respectively. Our working capital deficit was attributable to the significant levels of short-term debt that we have historically carried, reflected as follows at April 30, 2011 and 2010, respectively:

	April 30, 2011	April 30, 2010
Short-term bank borrowings	$111,219,882	$104,156,201
Notes payable	65,120,557	43,080,547
Product and other financing arrangements	42,208,519	43,871,968
Total short-term debt	$218,548,958	191,108,716

We believe that we will generate sufficient cash during the next twelve months to fund our operations, service our debt and remain in a positive cash position based on anticipated revenues, which is received primarily in cash, and sources of short-term debt that we expect to be available to us.   During the reporting years, we arranged a number of bank loans and other borrowings, including loans from related parties, notes to third parties, and products and other financing arrangements, as set forth in the table above, to satisfy our financing needs. As of the date of this report, we have not experienced any difficulty in raising funds through bank loans, and we have not experienced any liquidity problems in settling our payables in the normal course of business and repaying our bank loans when they are due. In addition, in 2010 and 2011, the VIE, Shanxi Guolian Pipe Group Company Limited, obtained written commitments from two shareholders Xudong Liu and Lizi Liu to provide working capital to the Company, if needed, in the form of notes payable or personal loans. The material terms of the commitment have not been set and will be determined by the company and the two shareholders in case the company is short of working capital and has difficulty in raising funds through cash flows from operations, short-term bank borrowings, notes payable, and other sources of financing in a timely manner.

Upon the onset of global financial crisis in late 2008, the pipeline industry experienced a downturn and, as a result, we were faced with a great development opportunity as a result of the issuance of the PRC national supporting policy. To improve our operations, we developed expanding market strategies for our SSAW pipe and ERW pipe that are high end and have larger diameters and enjoy higher gross margins. For example, in June and July 2011, we have entered into several sales arrangements with two large state-owned enterprises relating to our higher margin SSAW pipes, with projected aggregate sales over $48 million during 2011. Generally, these customers require us to deliver the pipes before December 12, 2011. Pursuant to these arrangements, the payment schedule is as follows:

1) The first payment is paid by the buyer after the completion 40% of the total delivery;
2) The remaining payments are paid in several installments upon the achievement of certain milestones, as set forth in the particular agreement;
3) 5% to 10% of total sales amount is held by the buyer as quality retainer. The buyer pays the quality retainer when there are no major quality issue during the warranty period (usually the warranty period is 12 months after the completion of the buyer’s project).

We also initiated cost control strategies in fiscal 2011 with regard to reducing selling and marketing costs as well as general management costs to improve profitability. We also collected outstanding accounts receivable balances while maintaining strong business relationships with our customers during this period. We also negotiated, and continue to negotiate with our suppliers to extend our credit terms when needed.

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

Our expansion plans will require us to make substantial capital expenditures and assume consequential risks. We may need to raise additional funds through bank borrowing or the issuance of debt or equity securities to finance these capital expenditures. However, our ability to obtain additional financing in the future is subject to a variety of factors, including, but not limited to:

●	obtaining the necessary PRC Government approvals to repatriate funds that are raised overseas;

●	our future financial condition, results of operations and cash flows;

●	general market conditions for capital raising activities by similar companies; and

●	economic, political and other conditions in China and elsewhere.

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

Our expansion plans include:

●
Investment on the Xi’an New Facility.  Our investment and construction on the newly granted land in Xi’an Province requires capital expenditure of around $12.45 million which includes $4.56 million cash investment and $7.59 million machinery and equipment investment. The whole process takes around 8 to 10 months beginning October 2011. When the construction of our new Xi’an facility is completed, our production volume will increase by 50% and the quality of our products will be improved. We expect a significant increase of our revenues, sales volume and profit as a result of this construction.  Sources of financing for this expansion plan include:

1)	For the first 6 to 7 months of the process: $1.2 million to $1.5 million cash flow from operations, $1.5 million from long-term credit facilities (e.g., 3-year long-term bank loan);

2)	For the 3 to 4 months left: $0.8 million to $1 million cash flow from operation, $0.8 million to $1 million from short-term bank borrowings.

●
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

●
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

●
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

●
If we acquire these production lines from other companies, it takes 3 months.  Sources of financing for this expansion plan include: $2 million cash flow from operations, $3 million short-term bank borrowings, $4 million from IPO proceeds.

●
It takes one year if we build these production lines ourselves.  Sources of financing for this expansion plan include: $1 million cash flow from operations, $4 million short-term bank borrowings, $4 million from IPO proceeds.

For Years Ended April 30, 2011 and 2010

The following table sets forth movements of our cash flows for the years indicated:

	Year Ended April 30,
	2011	2010
	$	$
Net cash used in operating activities	(18,482,331)	(27,381,738)
Net cash used in investing activities	(8,023,993)	(8,730,643)
Net cash provided by financing activities	18,736,408	40,553,493
Net (decrease) increase in cash and cash equivalents	(7,769,916)	4,441,112
Effect of exchange rate changes on cash	6,045,544	(7,893)
Cash and cash equivalents at beginning of year	6,413,448	1,980,229
Cash and cash equivalents at end of year	4,689,076	6,413,448

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

Operating Activities

For the year ended April 30, 2011, net cash used in operating activities was $18,482,331. This was primarily due to the net income of $8,157,555, adjusted by non-cash related expenses including depreciation and amortization of $6,956,679 and deferred income taxes of $2,496,023, plus a net increase in working capital items of $36,300,640. The net increase in working capital items was mainly due to the increase in accounts receivable of $17,749,916, inventory of $36,375,603 and increase in prepayment for goods of $11,513,413, accounts payable of $28,533,063 and increase in customer deposits of $2,790,030.

The increase in accounts receivable balance was due to 1) to expand our domestic market shares, we properly extended about one month credit term for our major or good reputation customers, 2) we successfully obtained steel pipe supply contract for natural gas transmission project. Sales generated from these supply contracts increased approximately $42 million.

With the market demand increased, in March and April 2011, we have entered into several sales arrangements with some large stated-owned enterprises relating to SSAW pipe, thereinto, a special order with high end SSAW amount to approximately $3.8 million from a Group Company.  Compared with last year, we purchased more raw materials and kept a relative higher finished goods level as the storage for the subsequent sales and production, which led the inventory as well as accounts payable increased.

We are usually required to make a prepayment equivalent to approximately 20% to 50% of the total purchase amounts to secure the supply contract. In most cases, our suppliers require to settle the remaining balance before the delivery of raw materials, so the prepayment for goods increased.

 Net cash used in operating activities was $27,381,738 for the year ended April 30, 2010, which is primarily attributable to our net income of $6,576,366, adjusted by non-cash related expenses including depreciation and amortization of $6,059,318, deferred income taxes of $2,162,543, increase in accounts receivable of $19,584,747, increase in inventories of $13,492,642, increased in prepayment for goods of $6,271,627 and increase in accounts payable of $5,504,797, offset by decrease in customer deposits of $9,723,281.

Investing Activities

Net cash used in investing activities was $8,023,993 for the year ended April 30, 2011. It was primarily due to the increases in $1,994,298 for notes receivable, purchases of plant and equipment of $2,777,577, accrued interest from related parties of $1,991,324 and due from related parties of $1,181,104.

Net cash used in investing activities was $8,730,643 for the year ended April 30, 2010. It was primarily due to the decreases in $12,219,842 for notes receivable and offset by the purchases of plant and equipment of $4,713,221, purchases of construction in progress of $1,215,685, payment for deposit of land use rights of $1,075,222, increases in notes receivable from related parties of $8,229,824, accrued interest from related parties of $1,400,532 and payment for long-term investment of $3,510,915.

Financing Activities

Net cash provided by financing activities was $18,736,408 for the year ended April 30, 2011, which is primarily attributable to increase in notes payable of $19,672,007, proceeds from short-term loans of $190,473,448, proceeds from product and other financing arrangements of $141,376,060, decrease in restricted cash of $1,348,274, offset by repayments of short-term loans of $188,908,582, repayments for product and other financing arrangements of $145,224,799.

We financed our operations primarily through cash flows from operations, short-term bank borrowings, notes payable, as well as product and other financing arrangements. We may explore other ways to finance our operations in the future, including long-term credit facilities and offerings of debt or equity securities.

Between October 2010 and February 2011, China raised interest rates and the reserve requirements for banks a number of times to control rising inflation and soak up excess liquidity. As a result of the announced change in monetary policy by the Chinese government and increases in lending interest rates, domestic spending may be curtailed which may adversely impact our business, operating results, and financial condition in a number of ways, including longer sales cycles, lower prices for our pipe products and reduced unit sales.

We finance our inventory purchases primarily through short-term credit facilities from a number of Chinese domestic banks. Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from six to 12 months. Our short-term loans amounted to $111,219,882 and $104,156,201 as of April 30, 2011 and 2010. The short-term loans of our Company are disclosed in Note 16 to the financial statements. None of the short-term credit facilities or short-term loans subject us to any restrictive covenants. We expect our borrowings from the financial institutions are primarily short-term credit facilities, due to our Company have a good credit record in bank, and we believe the tightened credit policy of PRC government will have no negative impact upon our source of liquidity.

We also utilize notes payable to pay for inventory purchases. Notes payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes, which generally ranges from three to six months from the date of issuance. The holder of the notes can obtain payment from the financial institutions prior to the stated maturity date.  In such a case, we may be required to pay the financial institutions an interest charge. During a period of weak pipe sales, we tend to maximize the use of notes payable in inventory purchases, thereby improving our liquidity positions. There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills. Notes payable are secured by our restricted cash.

Net cash provided by financing activities was $40,553,493 for the year ended April 30, 2010, which is primarily attributable to decreases in restricted cash of $9,808,287, proceeds from short-term loans of $196,021,252, proceeds from product and other financing arrangements of $110,745,373, offset by repayments of short-term loans of $156,517,145, repayments for product and other financing arrangements of $105,917,373 and decreases in notes payable of $13,586,901.

For Years Ended April 30, 2010 and 2009

The following table sets forth movements of our cash flows for the years indicated:

	Year Ended April 30,
	2010	2009
	$	$
Net cash (used in) provided by operating activities	(27,381,738)	18,337,581
Net cash used in investing activities	(8,730,643)	(71,008,803)
Net cash provided by financing activities	40,553,493	47,690,770
Net increase (decrease) in cash and cash equivalents	4,441,112	(4,980,452)
Effect of exchange rate changes on cash	(7,893)	1,302,914
Cash and cash equivalents at beginning of year	1,980,229	5,657,767
Cash and cash equivalents at end of year	6,413,448	1,980,229

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

This increase of accounts receivable balance was due to 1) to expand our domestic market shares, we properly extended about one month credit term for our major or good reputation customers. 2) Our revenues from sales in the PRC market increased approximately $9 million.

With the market demand increased, in March and April 2010, we have entered into several sales arrangements with some large stated-owned enterprises relating to SSAW and ERW pipes. Compared with last year, we purchased more raw materials and kept a relative higher finished goods level as the storage for the subsequent sales and production.

We are usually required to make a prepayment equivalent to approximately 20% to 50% of the total purchase amounts to secure the supply contract. In most cases, our suppliers require us to settle the remaining balance before the delivery of raw materials, so the prepayment for goods increased.

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

Investing Activities

Net cash used in investing activities was $8,730,643 for the year ended April 30, 2010. It was primarily due to the decreases in $12,219,842 for notes receivable and offset by the purchases of plant and equipment of $4,713,221, purchases of construction in progress of $1,215,685, payment for deposit of land use rights of $1,075,222, increases in notes receivable from related parties of $8,229,824, accrued interest from related parties of $1,400,532 and payment for long-term investment of $3,510,915.

Net cash used in investing activities was $71,008,803 for the year ended April 30, 2009, which is primarily attributable to decreases in notes receivable from related parties of $5,608,493 and offset by the purchases of plant and equipment of $1,737,126, purchases of construction in progress of $5,118,570, increases in notes receivable of $3,556,126, accrued interest from related parties of $1,743,883, advances to related parties of $20,765,002 and purchases of a subsidiary of $43,696,589.

Financing Activities

Net cash provided by financing activities was $40,553,493 for the year ended April 30, 2010, which is primarily attributable to decreases in restricted cash of $9,808,287, proceeds from short-term loans of $196,021,252, proceeds from product financing arrangements of $110,745,373, offset by repayments of short-term loans of $156,517,145, repayments for product financing arrangements of $105,917,373 and decreases in notes payable of $13,586,901.

Net cash provided by financing activities was $47,690,770 for the year ended April 30, 2009, which is primarily attributable to increases in capital contribution of $38,562,951, proceeds from short-term loans of $112,724,383, proceeds from product financing arrangements of $112,009,255 and increases in notes payable of $14,885,347, offset by increases in restricted cash of $20,998,268, repayments of short-term loans of $98,510,063 and repayments for product financing arrangements of $110,982,835.

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

We finance our inventory purchases primarily through short-term credit facilities from a number of Chinese domestic banks. Under these credit facilities, we are able to borrow short-term loans with terms typically ranging from six to 12 months. Our short-term loans amounted to $104,156,201 and $64,659,504 as of April 30, 2010 and 2009. The short-term loans of our Company are disclosed in Note 16 to the financial statements. None of the short-term credit facilities or short-term loans subject us to any restrictive covenants. We expect our borrowings from the financial institutions are primarily short-term credit facilities, due to our Company have a good credit record in bank, and we believe the tightened credit policy of PRC government will have no negative impact upon our source of liquidity.

We also utilize notes payable to pay for inventory purchases. Notes payable represent short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes, which generally ranges from three to six months from the date of issuance. The holder of the notes can obtain payment from the financial institutions prior to the stated maturity date.  In such a case, we may be required to pay the financial institutions an interest charge. During a period of weak pipe sales, we tend to maximize the use of notes payable in inventory purchases, thereby improving our liquidity positions. There is no recourse to us in the event the financial institutions default upon demand for payment by the holders of the bills. Notes payable are secured by our restricted cash.

5.C.  Research and Development, Patents and Licenses, etc.

See the sections entitled “Research and Development” and “Intellectual Property” in Item 4.B above.

5.D.  Trend Information

See discussion in Parts A and B of this item.

Off-Balance Sheet Commitments and Arrangements

(1)
As of April 30, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Rong Xiang Trading Co., Ltd. (“SXRX”). If SXRX defaults on the repayment of its bank loans when they fall due, the Company is required to repay the outstanding balance. As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXRX was $4,002,648, which consists of the following:

April 31, 2011
Due November 15, 2011	$1,693,428
Due October 26, 2011	2,309,220
Total	$4,002,648

(2)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd with a guarantee amount of $2,309,220, due July 12, 2011.

(3)
As of April 30, 2011, the Company entered into a guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Tongyuan Industrial Group Co., Ltd. (“SXTY”). SXTY also provided a cross guarantee for bank loans of $13,855,320 borrowed by the Company. As of April 31, 2011, the guarantee provided for the bank loans borrowed by SXTY was $3,078,960, due May 19, 2011.

(4)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Wanbang Industry and Trade Co., Ltd. (“SXWB”) with a guarantee amount of $ 4,618,440, due November 29, 2011.

(5)
As of April 30, 2011, the Company entered into a guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Taishi Metallurgy Industry Group Co., Ltd. (“SXTS”). As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXTS was $ 4,618,440, due May 18, 2011.

(6)
As of April 30, 2011, the Company entered into one guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd (“TYNM”). As of April 30, 2011, the guarantee provided for bank loans borrowed by TYNM was $1,077,636, due May 19, 2011.

(7)
As of April 30, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Guanghua Pipe produce Co., Ltd. (“SXGH”). As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXGH was $23,092,200, which consists of the following:

April 30, 2011
Due October 29, 2011	$7,697,400
Due October 12, 2016	15,394,800
Total	$23,092,200

(8)
As of April 30, 2011, the Company entered into a guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Xindayu Material Co., Ltd. (“SXXD”). As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXXD was $4,618,440, due June 10, 2011.

(9)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Changxin Steel Co., Ltd. from the Huaxia Bank with a guarantee amount of $ 1,693,428, due September 27, 2011.

(10)
As of April 30, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank accepted notes issued by an unrelated party, Dalian Binggong Trading Co., Ltd. with a guarantee amount of $12,315,840, which consists of the following:

April 30, 2011
Due September 3, 2011	$4,618,440
Due July 18, 2011	7,697,400
Total	$12,315,840

(11)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Xin Bang Trading Co., Ltd. As of April 30, 2011, the guarantee provided for the bank loans from the China Minsheng Bank with a guarantee amount of $6,157,920, due September 26, 2011.

(12)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Jintaoyuan Coal Co., Ltd. from the China Minsheng Bank with a guarantee amount of $ 30,789,599, due January 31, 2012.

All the guarantee liabilities due before October 31, 2011 were subsequently released since the debtors repaid the loans.

Other than the arrangement described above, as of April 30, 2011, we do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions of foreign currency forward contracts. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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

4.2	Form of Employment Contract by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers (4)
4.3	Form of Non-Disclosure Agreement by and between Shanxi Guolian Pipe Industry Group Co., Ltd. and employees and executive officers (5)
4.4	Purchase and Sale Agreement on Hot Rolled Steel Strip, dated January 1, 2009, between Shanxi Guolian Pipe Industry Group Co., Ltd. and Delong Steel Co., Ltd. (6)
4.5	Warehousing, Purchase and Sale Agreement on Medium-Width Steel Strips, dated March 31, 2010, between Shanxi Guolian Spiral Tabulation Co., Ltd. and Lingyuan Iron & Steel Co., Ltd. (7)
4.6	Purchase and Sale Contract, dated September 17, 2009, between Shanxi Guolian Pipe Industry Group Co., Ltd. and Dalian Binggong Trade Co., Ltd. (8)
4.7
Steel and Iron Products Sales Contract of Shanxi Taigang Stainless Steel Co., Ltd. dated July 28, 2009, between Shanxi Guolian Pipe Industry Group Co., Ltd. and  Shanxi Taigang Stainless Steel Co., Ltd. (9)

4.8	Industrial Mineral Product Order Contract between Xi’an Guolian Spiral Tubulation Co., Ltd. and Xi’an Ronglian Steel Pipe Sales Co., Ltd. (10)
4.9	Exclusive Business Cooperation Agreement between Shanxi Ruixingtong Business Consulting Co., Ltd. and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (11)
4.10	Exclusive Option Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (12)
4.11	Share Pledge Agreement by and among Shanxi Ruixingtong Business Consulting Co., Ltd., Juan Kong and Shanxi Zhonglian Gas Development Co., Ltd. dated April 3, 2011 (13)
4.12	Power of Attorney Authorized by Juan Kong to Shanxi Ruixingtong Business Consulting Co., Ltd. dated April 3, 2011 (14)
4.13	Exclusive Business Cooperation Agreement between Shanxi Shipaipu Business Consulting Co., Ltd. and Shanxi Guolian Pipe Industry Group Co., Ltd. dated April 3, 2011 (15)
4.14	Exclusive Option Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011 (16)
4.15	Share Pledge Agreement by and among Shanxi Shipaipu Business Consulting Co., Xudong Liu, Lizi Liu and Shanxi Guolian Pipe Industry Group Co., Ltd., dated April 3, 2011 (17)
4.16	Power of Attorney Authorized by Xudong Liu to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011 (18)
4.17	Power of Attorney Authorized by Liu Lizi to Shanxi Shipaipu Business Consulting Co., Ltd., dated April 3, 2011 (19)
4.18	Commitment Letter of Xudong Liu and Lizi Liu (20)
8.1	Subsidiaries of the Registrant (21)

*  Filed herewith.

(1)	Previously filed as Exhibit 1.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(2)	Previously filed as Exhibit 1.2 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(3)	Previously filed as Exhibit 4.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(4)	Previously filed as Exhibit 4.2 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(5)	Previously filed as Exhibit 4.3 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(6)	Previously filed as Exhibit 4.4 to the Shell Company Report on Form 20-F/A filed with the SEC on November 10, 2011.

(7)	Previously filed as Exhibit 4.5 to the Shell Company Report on Form 20-F/A filed with the SEC on November 10, 2011.

(8)	Previously filed as Exhibit 4.6 to the Shell Company Report on Form 20-F/A filed with the SEC on November 10, 2011.

(9)	Previously filed as Exhibit 4.7 to the Shell Company Report on Form 20-F/A filed with the SEC on November 10, 2011.

(10)	Previously filed as Exhibit 4.8 to the Shell Company Report on Form 20-F/A filed with the SEC on November 10, 2011.

(11)	Previously filed as Exhibit 4.6 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(12)	Previously filed as Exhibit 4.7 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(13)	Previously filed as Exhibit 4.8 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(14)	Previously filed as Exhibit 4.9 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(15)	Previously filed as Exhibit 4.1.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(16)	Previously filed as Exhibit 4.11 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(17)	Previously filed as Exhibit 4.12 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

(18)	Previously filed as Exhibit 4.15 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(19)	Previously filed as Exhibit 4.16 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(20)	Previously filed as Exhibit 4.17 to the Shell Company Report on Form 20-F/A filed with the SEC on October 19, 2011.

(21)	Previously filed as Exhibit 8.1 to the Shell Company Report on Form 20-F filed with the SEC on August 1, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Sino Oil & Gas Pipe Holdings Limited (formerly Rich Mountain Enterprises Ltd.)

By:	/s/ Xudong Liu
Name: Xudong Liu
Title: Chairman

Date: November [  ], 2011

RISE KING MANAGEMENT LIMITED

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2011, 2010 AND 2009

RISE KING MANAGEMENT LIMITED
AND SUBSIDIARIES

CONTENTS

PAGE	1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGES	2-3	CONSOLIDATED BALANCE SHEETS AS OF APRIL 30, 2011 AND 2010

PAGE	4	CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

PAGE	5	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

PAGES	6-7	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

PAGES	8-48	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of:
Rise King Management Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Rise King Management Limited and subsidiaries (the “Company”) as of April 30, 2011 and 2010, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the years ended April 30, 2011, 2010, and 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rise King Management Limited and subsidiaries as of April 30, 2011 and 2010 and the results of their operations and their cash flows for the years ended April 30, 2011, 2010, and 2009 in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Company, P.A.

Boca Raton, Florida
October 28, 2011

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	April 30,	April 30,
	2011	2010
CURRENT ASSETS
Cash and cash equivalents	$4,689,076	$6,413,448
Restricted cash	46,267,618	47,615,892
Accounts receivable, net of allowance for doubtful accounts of $19,544 and $215,878 at April 30, 2011 and 2010, respectively	53,108,647	35,211,738
Marketable securities	261,549	178,467
Inventories	66,117,993	29,742,389
Notes receivable	12,493,545	9,921,858
Prepayments for goods	27,690,538	16,246,032
Prepaid expenses and other receivables	5,794,018	1,766,315
Due from employees	370,286	409,322
Due from related parties	16,163,600	13,060,179
Interest receivable from related parties, current portion	932,642	886,240
Deferred tax assets	-	1,933,727
Total Current Assets	233,889,512	163,385,607

LONG-TERM ASSETS
Plant and equipment, net	54,654,054	56,488,868
Construction in progress	5,030	-
Land use rights, net	2,905,774	2,826,947
Long-term investment	3,848,700	3,657,216
Deposit for land use right	1,131,518	1,075,222
Notes receivable from related parties, long-term portion	30,201,071	28,698,483
Interest receivable from related parties, long-term portion	2,981,783	1,772,481
Deferred tax assets	1,649,968	1,059,167
Goodwill	7,389,597	7,389,597
Total Long-Term Assets	104,767,495	102,967,981

TOTAL ASSETS	$338,657,007	$266,353,588

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,	April 30,
	2011	2010
CURRENT LIABILITIES
Short-term bank borrowings	$111,219,882	$104,156,201
Accounts payable	37,865,463	9,249,968
Customer deposits	16,504,170	13,714,140
Notes payable	65,120,557	43,080,547
Product and other financing arrangements	42,208,519	43,871,968
Income tax payable	1,697,544	1,264,157
Deferred tax liabilities	1,153,098	-
Other payables and accrued expenses	5,199,543	3,697,972
Total Current Liabilities	280,968,776	219,034,953

TOTAL LIABILITIES	280,968,776	219,034,953

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Common stock, $1 par value; 50,000 shares authorized, issued and outstanding	50,000	50,000
Additional paid-in capital	52,584,504	52,584,504
Retained earnings (deficit)	1,880,683	(6,276,505)
Accumulated other comprehensive income	3,060,136	848,095
TOTAL SHAREHOLDERS’ EQUITY	57,575,323	47,206,094

NON-CONTROLLING INTEREST	112,908	112,541

TOTAL EQUITY	57,688,231	47,318,635

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$338,657,007	$266,353,588

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

	2011	2010	2009
REVENUES	$192,760,925	$146,835,283	$152,511,228
COST OF GOODS SOLD	(164,365,583)	(123,110,120)	(130,600,207)
GROSS PROFIT	28,395,342	23,725,163	21,911,021

Selling and marketing	(4,043,406)	(3,952,504)	(5,878,246)
General and administrative	(3,723,376)	(3,003,542)	(2,387,684)
Research and development	-	(33,111)	(11,713)
INCOME FROM OPERATIONS	20,628,560	16,736,006	13,633,378

Interest expense	(13,933,118)	(9,765,845)	(9,216,142)
Interest income	2,584,478	2,438,152	2,673,890
Other income (expense), net	1,905,154	36,313	(91,537)

INCOME BEFORE INCOME TAXES	11,185,074	9,444,626	6,999,589

INCOME TAXES	(3,027,519)	(2,868,260)	(2,026,906)

NET INCOME	8,157,555	6,576,366	4,972,683

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(367)	(10,824)	(6,079)

NET INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	8,157,188	6,565,542	4,966,604

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	2,215,186	(590)	(104,823)
Unrealized (loss) gain on marketable securities	(3,145)	13,948	(11,550)
OTHER COMPREHENSIVE INCOME (LOSS)	2,212,041	13,358	(116,373)

COMPREHENSIVE INCOME	$10,369,229	$6,578,900	$4,850,231

WEIGHTED AVERAGE SHARES
Basic and diluted	50,000	50,000	50,000
NET INCOME PER SHARE
Basic and diluted	$163.14	$131.31	$99.33

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

	Registered Capital	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total
BALANCE AT APRIL 30, 2008	50,000	14,021,553	(17,808,651)	951,110	93,382	(2,692,606)

Foreign currency translation (loss) gain	-	-	-	(104,823)	2,265	(102,558)

Unrealized loss on marketable securities	-	-	-	(11,550)	-	(11,550)

Capital contribution	-	38,562,951	-	-	-	38,562,951

Net income	-	-	4,966,604	-	6,079	4,972,683

BALANCE AT APRIL 30, 2009	50,000	52,584,504	(12,842,047)	834,737	101,726	40,728,920

Foreign currency translation loss	-	-	-	(590)	(9)	(599)

Unrealized gain on marketable securities	-	-	-	13,948	-	13,948

Net income	-	-	6,565,542	-	10,824	6,576,366

BALANCE AT APRIL 30, 2010	$50,000	$52,584,504	$(6,276,505)	$848,095	$112,541	$47,318,635

Foreign currency translation gain	-	-	-	2,215,186	-	2,215,186

Unrealized loss on marketable securities	-	-	-	(3,145)	-	(3,145)

Net income	-	-	8,157,188	-	367	8,157,555

BALANCE AT APRIL 30, 2011	$50,000	$52,584,504	$1,880,683	$3,060,136	$112,908	$57,688,231

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,157,555	$6,576,366	$4,972,683
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	6,956,679	6,059,318	4,692,407
Deferred income taxes	2,496,023	2,162,543	1,048,682
Loss on disposal of fixed assets	208,052	-	-
Changes in operating assets and liabilities, net of effects of acquisition:
(Increase) Decrease In:
Accounts receivable	(17,749,916)	(19,584,747)	5,086,132
Inventories	(36,375,603)	(13,492,642)	1,651,827
Prepaid expenses and other receivables	(3,958,793)	(879,093)	572,991
Prepayments for goods	(11,513,413)	(6,271,627)	4,043,982
Due from employees	39,033	(107,180)	685,338

Increase (Decrease) In:
Accounts payable	28,533,063	5,504,797	903,561
Other payables and accrued expenses	1,501,571	1,846,970	1,072,218
Taxes payable	433,388	526,838	737,319
Customer deposits	2,790,030	(9,723,281)	(7,129,559)
Net cash (used in) provided by operating activities	(18,482,331)	(27,381,738)	18,337,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(2,777,577)	(4,713,221)	(1,737,126)
Purchases of construction in progress	(4,888)	(1,215,685)	(5,118,570)
Payment for deposit of land use rights	-	(1,075,222)	-
Purchases of marketable securities	(74,802)	(175,554)	-
(Increase) decrease in notes receivable	(1,994,298)	12,219,842	(3,556,126)
(Increase) decrease in notes receivable from related parties	-	(8,229,824)	5,608,493
Accrued interest from related parties	(1,991,324)	(1,400,532)	(1,743,883)
Due from related parties	(1,181,104)	(629,532)	(20,765,002)
Purchase of subsidiary, net of cash acquired	-	-	(43,696,589)
Payment for long-term investment	-	(3,510,915)	-
Net cash used in investing activities	(8,023,993)	(8,730,643)	(71,008,803)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash	1,348,274	9,808,287	(20,998,268)
Capital contribution	-	-	38,562,951
Proceeds from short-term loans	190,473,448	196,021,252	112,724,383
Repayments of short-term loans	(188,908,582)	(156,517,145)	(98,510,063)
Proceeds from product and other financing arrangements	141,376,060	110,745,373	112,009,255
Repayments for product and other financing arrangements	(145,224,799)	(105,917,373)	(110,982,835)
Increase (decrease) of notes payable	19,672,007	(13,586,901)	14,885,347
Net cash provided by financing activities	18,736,408	40,553,493	47,690,770

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED
 AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

	2011	2010	2009

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,769,916)	4,441,112	(4,980,452)
Effect of exchange rate changes on cash	6,045,544	(7,893)	1,302,914
Cash and cash equivalents at beginning of year	6,413,448	1,980,229	5,657,767
CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,689,076	$6,413,448	$1,980,229

SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	$92,804	$118,821	$179,142
Interest paid	$10,418,045	$6,493,118	$7,832,690

SUPPLEMENTAL NON-CASH DISCLOSURES:

1. During the years ended April 30, 2011, 2010 and 2009, $0, $6,210,995, and $1,306,300 were transferred from construction in progress to plant and equipment, respectively.

2. During the years ended April 30, 2011, 2010 and 2009, $0, $87,773 and $0 of marketable securities were transferred to the Company in satisfaction of a due from related party balance.

See accompanying notes to the consolidated financial statements

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Offshore Holding Company and Subsidiaries

RISE KING MANAGEMENT LIMITED, or RISE KING, was incorporated under the laws of the British Virgin Islands (“BVI”) on February 10, 2009 and was initially held by Mr. Liu Xudong and Mr. Li Ning, 90% and 10%, respectively. As of April 30, 2011 and 2010, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

On April 30, 2009, pursuant to the acquisition agreements between RISE KING and the shareholder of Sound Way Enterprises Limited, or Sound Way, RISE KING purchased 100% of the outstanding shares of SOUND WAY.  As a result of the acquisition, SOUND WAY became a wholly-owned subsidiary of RISE KING. SOUND WAY was incorporated under the laws of the BVI on January 2, 2009, with Ms. Kong Juan as the initial sole shareholder. As of April 30, 2011, 2010 and 2009, there were 50,000 ordinary shares, par value $1.00 per share, issued and outstanding.

On May 5, 2011, RISE KING acquired all of the outstanding equity of Brave King Enterprises Limited, or Brave King, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

On May 5, 2011, SOUND WAY acquired all of the outstanding equity of MAJOR AIM ENTERPRISES LIMITED, or MAJOR AIM, a limited liability company formed on March 19, 2010 under the laws of Hong Kong.

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
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

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

Also see Note 25.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Details of the Company’s operating subsidiaries as of April 30, 2011, 2010, and 2009 are as follows:

Name	Place And Date Of Establishment/ Incorporation	Percentage of Ownership	Principal Activities
Shanxi Guolian Pipe Industry Group Co., Ltd. (“SXGL”)	Shanxi, PRC May 12, 2003.	VIE of Shanxi Shipaipu	Design, development, manufacturing, and commercialization of spiral submerged-arc welding (SSAW) pipe and electric resistance welding (ERW) pipe

Shanxi Guolian Spiral Tubulation Co., Ltd. ( “ SXST ” )	Shanxi, PRC March 15, 2000.	97.7% owned by SXGL	Design, development, manufacture, and commercialization of spiral submerged-arc welding pipe (SSAW).

Xi'an Guolian Spiral Tubulation Co., Ltd. ( “ XAST ” )	Xian, PRC February 22, 2002.	99% owned by SXGL	Manufacture and sales of spiral submerged-arc welding pipe (SSAW).

Shanxi Guolian Pipe Technology Co., Ltd. ( “ SXPT “ )	Shanxi, PRC June 14, 2007	100% owned by SXGL	Technology research, development and test of pipes

Shanxi Zhonglian Gas Development Co., Ltd ( “ SXZL ” )	Shanxi, PRC November 12, 2004.	VIE of Shanxi Ruixingtong	Manufacture and sales of gas equipment.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 2 – PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of RISE KING and the following subsidiaries:

•	BRAVE KING ( a wholly-owned subsidiary of RISE KING)
•	Shanxi Shipaipu ( a wholly-owned subsidiary of BRAVE KING)
•	SOUND WAY ( a wholly-owned subsidiary of RISE KING)
•	MAJOR AIM (a wholly-owned subsidiary of SOUND WAY)
•	Shanxi Ruixingtong (a wholly-owned subsidiary of MAJOR AIM)
•	SXGL (a VIE of Shanxi Shipaipu);
•	SXST (97.7% subsidiary of SXGL);
•	XAST (99% subsidiary of SXGL);
•	SXPT (100% subsidiary of SXGL);
•	SXZL (a VIE of Shanxi Ruixingtong)

All inter-company accounts and transactions have been eliminated in consolidations. Also see Note 4(b).

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

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements:

	April 30, 2011	April 30, 2010
Total assets	$302,375,081	$230,029,141
Total liabilities	$279,845,914	$219,251,882

	For the Years Ended April 30,
	2011	2010	2009
Revenue	$193,237,918	$146,835,283	$152,511,228
Net Income	$9,539,866	$7,875,457	$5,234,403

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

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

The assets measured at fair value on a recurring basis subject to the disclosure requirements of ASC 820-10 as of April 30, 2011 and 2010 are as follows:

			Fair Value Measurements at Reporting Date Using
	Carrying Value as of April 30, 2011	Carrying Value as of April 30, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities	261,549	178,467	261,549	-	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Fair Value of Financial Instruments (Continued)

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

Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. There were no potentially dilutive shares for the years ended April 31, 2011, 2010, and 2009.

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

Realized gains and losses from the sales of marketable securities and declines in value considered to be other than temporary are to be included in other income (expense).  For the years ended April 30, 2011, 2010 and 2009, there were $(3,145), $13,948 and $(11,550) unrealized (loss) gain included in other comprehensive income (loss), respectively.

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Prepayments

Prepayments represent cash paid in advance to suppliers for purchases of raw materials.

(h)	Product And Other Financing Arrangements

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

The Financial Accounting Standards Board (“FASB”) ruled that the substance of this transaction is that of a borrowing transaction, not a sale. That is, the transaction is, in substance, no different from the Company directly obtaining third-party financing to purchase inventory. ASC 470-10, Product Financing Arrangement, specifies that the proper accounting by the Company is to record a liability in the amount of the selling price when the funds are received from the financing entity in exchange for the initial transfer of the inventory. The liability is satisfied when the Company repurchases the inventory. Also see Note 18.

(i)	Long-Term Investments

The Company invested in companies in the PRC that have operations in the guarantee and commercial banking industries. As of April 30, 2011 and 2010, the Company does not have more than 20% interest in any of the investments and does not exercise significant influence over them. The Company accounts for the investments under the cost method. Investment income is recognized by the Company when the investee declares a dividend and the Company believes it is collectible. Also see Note 13.

(j)	Plant and Equipment

Plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is provided over their estimated useful lives, using the straight-line method. Leasehold improvements are amortized over the life of the asset or the term of the lease, whichever is shorter.  Estimated useful lives are as follows:

Buildings	30 years
Machinery	10~12 years
Motor vehicles	5 years
Office equipment	5 years
Others	5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to expense as incurred, whereas significant renewals and betterments are capitalized.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Plant and Equipment (continued)

According to ASC 830-20-15-2, interest cost is capitalizable for all assets that require a period of time to get them ready for their intended use. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the assets’ acquisition periods that theoretically could have been avoided if expenditures for the assets had not been made. The capitalized interest cost was $0,      $216,204 and $0 for the years ended April 30, 2011, 2010 and 2009, respectively.

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

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in ASC 360-10. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. There was no impairment for the year ended April 30, 2011.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

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

The Company performs its annual impairment review of goodwill in April, and when a triggering event occurs between annual impairment tests. The Company recorded no impairment loss for the years ended April 30, 2011, 2010 and 2009.

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
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Retirement Benefits

Retirement benefits in the form of contributions under defined contribution retirement plans to the relevant authorities are charged to expense as incurred. Retirement benefits amounting to $345,904, $90,055 and $97,460 were charged to operations for the years ended April 30, 2011, 2010 and 2009, respectively.

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

The Company's shipping and handling costs are included in selling and marketing expenses. For the years ended April 30, 2011, 2010 and 2009, the shipping and handling costs were $1,517,432, $1,809,268 and $3,418,496, respectively.

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

	April 30, 2011	April 30, 2010	April 30, 2009
Year end RMB : US$ exchange rate	6.4957	6.8358	6.8352
Average yearly RMB : US$ exchange rate	6.6843	6.8355	6.9155

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at the rates used in translation.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, all items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements. Comprehensive income includes net income and the foreign currency translation gain (loss) and unrealized gain (loss) on marketable securities.

(u)	Segment and Geographic Reporting

The Company operates in one business segment, the design, development, manufacture, and commercialization of spiral submerged-arc welding (SSAW) pipe, electric resistance welding (ERW) pipe and gas equipments mainly in the PRC and overseas market. Also see Note 23.

(v)	Non-Controlling Interest

Non-controlling minority interest represents the portion of earnings that is not within the parent Company’s control. These amounts are now required to be reported as equity instead of as a liability on the balance sheet. Net income from non-controlling minority interests is shown separately on the consolidated statements of income. There was $(367), $10,824 and $6,079 net (loss) income contributed to non-controlling interest for the years ended April 30, 2011, 2010 and 2009, respectively.

(w)	Recent Accounting Pronouncements

In December 2010, the FASB issued ASU No. 2010-28 (“ASU 2010-28”), Intangibles — Goodwill and Other (“ASC 350”): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The objective of this standard is to address questions about entities with reporting units with zero or negative carrying amounts because some entities concluded that Step 1 of the test is passed in those circumstances because the fair value of their reporting unit will generally are greater than zero. The amendments in this standard modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect the adoption of ASU 2010-28 will have a material impact on its financial statements.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Recent Accounting Pronouncements (Continued)

December 2010, the FASB issued ASU No. 2010-29 (“ASU 2010-29”), Disclosure of Supplementary Pro Forma Information for Business Combinations (“ASC 805”). The objective of this standard is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. This standard specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This standard also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This standard is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Company does not expect the adoption of ASU 2010-29 will have a material impact on its financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The guidance in ASU 2011-04 changes the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including clarification of the FASB's intent about the application of existing fair value and disclosure requirements and changing a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this ASU should be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. Early adoption by public entities is not permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The guidance in ASU 2011-05 applies to both annual and interim financial statements and eliminates the option for reporting entities to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This ASU also requires consecutive presentation of the statement of net income and other comprehensive income. Finally, this ASU requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU should be applied retrospectively and are effective for fiscal year, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Recent Accounting Pronouncements (Continued)

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The guidance in ASU 2011-08 is intended to reduce complexity and costs by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. The amendments also improve previous guidance by expanding upon the examples of events and circumstances that an entity should consider between annual impairment tests in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Also, the amendments improve the examples of events and circumstances that an entity having a reporting unit with a zero or negative carrying amount should consider in determining whether to measure an impairment loss, if any, under the second step of the goodwill impairment test. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The adoption of this guidance is not expected to have a material impact on the Company’s financial position or results of operations.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 5 – LIQUIDITY

The Company has a working capital deficit of $47,079,264 and $55,649,346 at April 30, 2011 and 2010, respectively. This was principally due to the fact that the Company had $218,548,958 and $191,108,716 of short-term debt at April 30, 2011 and 2010, derived from following:

	April 30, 2011	April 30, 2010
Short-term bank borrowings	$111,219,882	$104,156,201
Notes payable	65,120,557	43,080,547
Product and other financing arrangements	42,208,519	43,871,968
Total short-term debt	$218,548,958	191,108,716

The Company currently generates its cash flow through operating profit, and the Company had net income of $8,157,555, $6,576,366 and $4,972,683 for the years ended April 30, 2011, 2010 and 2009, respectively. As of the date of this report, the Company has not experienced any liquidity problems in settling payables in the normal course of business and repaying bank loans when they become due. To improve liquidity, the Company may explore new expansion opportunities and funding sources, including seeking external funding and financing. In addition, in 2011, the VIE, Shanxi Guolian Pipe Group Company Limited, obtained written commitments from its two shareholders, Xudong Liu and Lizi Liu, to provide working capital to the Company, if needed, in the form of notes payable or personal loans. There can be no assurance that the Company will be successful in renewing existing debt or obtaining additional funding or financing.

NOTE 6 – CONCENTRATIONS

(a)	Customers

The Company has major customers at the financial statement dates who accounted for the following percentages of total sales and accounts receivable:

Customers	Sales , Years Ended April 30,			Accounts Receivable April 30,
	2011	2010	2009	2011	2010	2009
Company A	9.4%	*-	*-	2.9%	**-	**-
Company B	8.5%	*-	*-	12%	2.0%	18.8%
Company C	6.9%	8.2%	11.6%	4.8%	11.2%	8.6%
Company D	7.6%	8.1%	*-	0.4%	18.7%	**-
Company E	5.3%	*-	*-	2.9%	**-	**-
Company F	*-	*-	*-	**-	7.8%	**-
Company G	*-	*-	*-	**-	6.1	**-

* Less than 5% of the Company’s revenue was derived from this customer during the relevant years.

** There was no accounts receivable balance at the relevant financial statements date with respect to this customer.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 6 – CONCENTRATIONS (CONTINUED)

(b)	Suppliers

The Company has major suppliers who accounted for the following percentages of total purchases and accounts payable:
Customers	Purchases Years Ended April 30,			Accounts Payable April 30,
	2011	2010	2009	2011	2010	2009
Company H	19.3%	*-	*-	17.9%	**-	**-
Company I	13.8%	*-	*-	73.1%	**-	**-
Company J	10.4%	11.9%	30.2%	**-	**-	**-
Company K	7.2%	*-	*-	**-	**-	**-
Company L	6.4%	*-	*-	**-	**-	**-
Company M	*-	9.8%	14.1%	**-	**-	**-
Company N	*-	5.0%	*-	**-	**-	**-
Company O	*-	7.9%	12.1%	**-	**-	12.0%

* Less than 5% of the Company’s purchase was derived from this customer during the relevant years.

** There was no accounts payable balance at the relevant financial statements date with respect to this customer.

NOTE 7 – RESTRICTED CASH

Restricted cash as of April 30, 2011 and 2010 represented time deposits with original maturity between three and twelve months to secure banking facilities granted by various financial institutions as follows:

			April 30,	April 30,
			2011	2010
Notes payable-bank acceptance notes	17	(b)	$32,945,425	$33,574,710
Domestic letters of credit financing	16	(b)	9,612,531	13,504,251
Performance guarantee			3,677,079	521,096
Interest income			32,583	15,835
Total			$46,267,618	$47,615,892

NOTE 8 – INVENTORIES

Inventories are summarized as follows:

	April 30, 2011	April 30, 2010
Raw materials	$31,812,505	$9,022,627
Work-in-progress	431,195	263,119
Finished goods	33,874,293	20,456,643
Total inventories	$66,117,993	$29,742,389

As of April 30, 2011, inventories with a carrying amount of $15,390,181 were pledged as collateral for Everbright Bank short-term loans. Also see Note 16(a).

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 9 – NOTES RECEIVABLE

Notes receivable consist of the following:

	April 30, 2011	April 30, 2010

Notes receivable from unrelated companies:
Due May 24, 2011, interest free (settled on its due date)	$257,093	$-
Due June 1, 2011, interest free (settled on its due date)	153,948	-
Due October 7, 2011, interest free (settled on its due date)	598,319	-
Due January 10, 2012, interest free	307,896	-
Due April 29, 2012 interest free	923,688	-
Due September 7, 2011, interest free (settled on its due date)	469,541	-
Due May 10, 2011, interest free (settled on its due date)	1,561,403	-
Due May 8, 2011, interest free (settled on its due date)	7,209,472	-
Due April 29, 2011, interest at 5.31% per annum (settled on its due date)	-	877,732
Due October 7, 2010, interest free (settled on its due date)	-	146,289
Due December 21, 2010, interest free (settled on its due date)	-	146,289
Due December 31, 2010, interest free (settled on its due date)	-	731,443
Due May 10, 2010, interest free (settled on its due date)	-	1,607,201
Due May 15, 2010 interest free (settled on its due date)	-	3,112,632
Sub total of notes receivable from unrelated companies	11,481,360	6,621,586

Bank acceptance notes:
Due October 2, 2011	30,790	-
Due September 16, 2011	30,790	-
Due September 28, 2011	30,790	-
Due October 28, 2011	769,740	-
Due September 11, 2011	15,395	-
Due September 17, 2011	15,395	-
Due June 2, 2011	26,917	-
Due May 12, 2011	30,790	-
Due May 29, 2011	30,790	-
Due July 18, 2011	15,394	-
Due May 30, 2011	15,394	-
Due May 30, 2010	-	14,629
Due June 25, 2010	-	7,314
Due July 28, 2010	-	2,194,330
Due August 3, 2010	-	29,258
Due August 8, 2010	-	76,070
Due August 9, 2010	-	7,314
Due August 10, 2010	-	43,887
Due September 8, 2010	-	49,738
Due October 21, 2010	-	877,732
Sub total bank acceptance notes	1,012,185	3,300,272

Total	$12,493,545	$9,921,858

Notes receivable from unrelated companies are unsecured.

All the bank acceptance notes are interest free and were settled on the due date.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 10 – RELATED PARTY TRANSACTIONS

(I)	Due From Related Parties

		April 30, 2011	April 30, 2010

Taiyuan Guangfa Material Trading Co., Ltd	(a)	$7,947,373	$7,745,403
Shanxi Jieyuan Material Trading Co., Ltd	(b)	4,443,542	5,158,764
Taiyuan Tianlong Machine Manufacture Co., Ltd	(c)	521,416	25,796
Bai Jie	(d)	-	93,377
Liu Xudong	(e)	3,251,569	36,839
Total		$16,163,600	$13,060,679

(II)	Due From Employees

		April 30, 2011	April 30, 2010

Current		$370,286	$409,322
Total due from employees	(f)	$370,286	$409,322

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

Shanxi Guolian Spiral Tubulation Co., Ltd, a subsidiary of the Company, rented a factory plant from Tianlong. The rental expense for the years ended April 30, 2011, 2010 and 2009 was $29,921 and $29,259 and $28,921, respectively. Tianlong paid the Company $327,633 for terminating the rental contract before the end of the contract date in 2011. The amount is included in other income in the accompanying statement of income for the year ended April 30, 2011.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 10 – RELATED PARTY TRANSACTIONS (CONTINUED)

(d) Bai Jie is the spouse of Liu Xudong, also see (e). The balance represented the sales proceeds from marketable securities received by Bai Jie on behalf of the Company, which was received during year ended April 30, 2011.

(e) Liu Xudong is the principal owner and the chairman of the Company. The balance represents saving deposits held under the personal name of Mr. Liu Xudong, required by several Chinese banks, to serve as guarantees for the Company’s notes payable. The Company’s legal counsel has confirmed the ownership of these saving deposits as that of the Company. Also see Note 17(b).

 (f) Due from employees are interest-free, unsecured and have no fixed repayment terms. The Company provides these advances for business-related purposes only, including for the purchases of raw materials and business-related travel in the ordinary course of business.

NOTE 11 – PLANT AND EQUIPMENT, NET

Plant and equipment consist of the following:

	April 30, 2011	April 30, 2010
At cost:
Buildings	$5,166,620	$4,795,023
Machinery and equipment	71,802,783	66,940,817
Office equipment	381,001	319,727
Motor vehicles	2,076,081	1,824,593
Decoration	190,975	-
	79,617,460	73,880,160
Less : Accumulated depreciation
Buildings	(454,552)	(268,817)
Machinery and equipment	(23,080,467)	(15,786,739)
Office equipment	(267,140)	(196,451)
Motor vehicles	(1,146,808)	(1,139,285)
Decoration	(14,439)	-
	(24,963,406)	(17,391,292)
Plant and equipment, net	$54,654,054	$56,488,868

Depreciation expense for the years ended April 30, 2011, 2010 and 2009 was $6,889,446, $5,993,573, and $4,627,422, respectively.

As of April 30, 2011, there were four buildings with an aggregate net book value of $1,941,571 that do not have ownership certificates. Since the buildings are built on the land that the Company has the ownership of the land use right where the buildings are located, the Company has the ownership of the four buildings.  The Company’s legal counsel has confirmed the ownership of the four buildings by the Company.

As of April 30, 2011 and 2010, plant and equipment with a net book value of $12,668,268 and $3,508,782, respectively, were pledged as collateral for bank loans. Also see Note 16(a).

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 12 – LAND USE RIGHTS, NET

Land use rights consist of the following:

	April 30, 2011	April 30, 2010
Cost of land use rights	$3,390,070	$3,221,405
Less: Accumulated amortization	(484,296)	(394,458)
Land use rights, net	$2,905,774	$2,826,947

Amortization expense for the years ended April 30, 2011, 2010 and 2009 was $67,233, $65,745 and $64,985, respectively.

Amortization expense for the next five years and thereafter is as follows:

2012	$67,233
2013	67,233
2014	67,233
2015	67,233
2016	67,233
Thereafter	2,569,609
Total	$2,905,774

As of April 30, 2011, a land use right with a net book value of $2,189,420 was pledged to Minmetals Steel Co., Ltd. for product and other financing arrangements in the amount of $12,650,503. Also see Note 18. A land use right of $716,354 was pledged to Bank of China Jinzhong Branch for Bank Loan in the amount of $2,309,220. Also see Note 16.

NOTE 13 – LONG TERM INVESTMENTS

Long term investments consist of the following:

	Ownership Interest	April 30, 2010	Ownership Interest	April 30, 2010
At cost:
Shanxi Zhong Lian Steel Guarantee Co., Ltd.	5%	$3,694,752	8%	$3,510,927
Jinzhong Credit Union Bank	<20%	153,948	<20%	146,289
Total		$3,848,700		$3,657,216

As of April 30, 2011 and 2010, the Company does not have more than 20% interest in any of the investments and does not exercise significant influence over them.

The Company accounts for these investments under the cost method. Investment income is recognized by the Company when the invested companies declare a dividend and the Company believes it is collectible. Investment income of $43,792 was recognized for the year ended April 30, 2011, and is included in other income in the consolidated statement of income and comprehensive income.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 14 – LONG-TERM NOTES RECEIVABLE FROM RELATED PARTIES

The long-term notes receivable from related parties consist of the following:

		April 30, 2011	April 30, 2010

Taiyuan Tianlong Machine Manufacture Co., Ltd, due April 30, 2013, interest at 6.91% per annum.	a)	$7,813,731	$7,424,976

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2013, interest at 6.91% per annum.	b)	1,255,670	1,193,197

Taiyuan Guangfa Material Trading Co., Ltd, due April 30, 2013, interest at 6.48% per annum.	b)	4,741,260	4,505,369

Shanxi Jieyuan Material Trading Co., Ltd, due April 30, 2013, interest at 6.91% per annum	c)	12,252,875	11,643,262

Shanxi Jieyuan Material Trading Co., Ltd, due April 30, 2013, interest at 6.48% per annum.	c)	4,137,535	3,931,679
Total		30,201,071	28,698,483

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

Interest income for long-term notes receivable from related parties for the years ended April 30, 2011, 2010 and 2009 was $1,991,324, $1,400,532 and $1,743,883, respectively.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 15 – INTEREST RECEIVABLE FROM RELATED PARTIES

Interest receivable from related parties consist of the following:

	April 30, 2011	April 30, 2010

Taiyuan Tianlong Machine Manufacture Co., Ltd.	1,260,198	1,026,429

Shanxi Jieyuan Material Trading Co., Ltd.	2,145,755	1,469,164

Taiyuan Guangfa Material Trading Co., Ltd.	508,472	163,128
Total	$3,914,425	2,658,721

Less: Current portion	(932,642)	(886,240)
Long-term portion	$2,981,783	$1,772,481

Interest is paid quarterly starting April 30, 2011.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS

The short-term bank borrowings consist of the following:

		April 30, 2011	April 30, 2010
Short-term bank loans	(a)	$78,652,031	$76,084,730
Domestic letters of credit financing	(b)	32,567,851	28,071,471
		$111,219,882	$104,156,201

(a)	Short-Term Bank Loans

The short-term bank loans consist of the following:

	April 30, 2011	April 30, 2010
Loans from Agriculture Bank of China:

Monthly interest only payments at 6.372% per annum, due June 24, 2011, guaranteed by Shanxi Guanghua Pipe Casting Co., Ltd	$4,156,596	$-

Monthly interest only payments at 6.372% per annum, due June 20, 2011, guaranteed by Shanxi Guanghua Pipe Casting Co., Ltd	3,540,804	-

Monthly interest only payments at 6.372% per annum, due May 10, 2010, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd.	-	3,949,794

Monthly interest only payments at 6.372% per annum, due June 25, 2010, guaranteed by Shanxi 525 Storage and Transportation Co., Ltd.	-	3,364,639

Loans from Bank of Communications:

Monthly interest only payments at 7.272% per annum, due September 19, 2011, guaranteed by Shanxi Guanghua Cast Pipe Co., Ltd., Shanxi Zhongbao Technology & Trade Co., Ltd., Taiyuan Rongfeng Energy Co., Ltd. and a shareholder, Liu Xudong.	4,618,440	-

Monthly interest only payments at 6.903% per annum, due August 12, 2010, guaranteed by Shanxi Guanghua Cast Pipe Co., Ltd., Shanxi Zhongbao Technology & Trade Co., Ltd., Taiyuan Rongfeng Energy Co., Ltd. and a shareholder, Liu Xudong.	-	4,388,660

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2011	April 30, 2010
Loans from Everbright Bank:

Monthly interest only payments at 5.1% per annum, due May 25, 2011 pledged by the land use right and guaranteed by Shanxi Guanghua Cast Pipe Co., Ltd. and a shareholder, Liu Xudong.	$3,078,960	$-

Monthly interest only payments at 5.35% per annum, due July 12, 2011 guaranteed by Accounts receivable from Xi’an Rongdi Pipe Material Group Co., Ltd and pledged by its inventory, also see note 8.	4,618,440	-

Monthly interest only payments at 6.7275% per annum, due September 28, 2011 guaranteed by Accounts receivable from Xi’an Rongdi Paipu Material Group Co., Ltd	1,539,480	-

Monthly interest only payments at 5.310% per annum, due April 25, 2010 guaranteed by Shanxi Wanbang Industry and Trade Co., Ltd., also see Note 21 and collateralized by inventory owned by the Company. Also see Note 8.	-	2,925,773

Monthly interest only payments at 4.860% per annum, due May 7, 2010. Accounts receivable from Xinjiang Yinuo Co., Ltd. was pledged as collateral, which was collected before April 30, 2010.	-	1,462,887

Monthly interest only payments at 4.860% per annum, due July 28, 2010. Accounts receivable of $897,447 of Xi’an Rongdi Pipe Group Co., Ltd. was pledged as collateral.	-	4,388,660

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2011	April 30, 2010
Loans from China Construction Bank:

Monthly interest only payments at 5.810% per annum, due January 29, 2012, secured by machinery and equipment owned by the Company. Also see Note 11.	$5,542,128	$-

Monthly interest only payments at 5.56% per annum, due November 22, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	461,844	-

Monthly interest only payments at 5.56% per annum, due December 5, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	307,896	-

Monthly interest only payments at 5.810% per annum, due January 29, 2012, secured by machinery and equipment owned by the Company. Also see Note 11.	2,771,064	-

Monthly interest only payments at 5.310% per annum, due May 28, 2010, secured by machinery and equipment owned by the Company. Also see Note 11.	-	731,443

Monthly interest only payments at 5.310% per annum, due November 10, 2010, secured by machinery and equipment owned by the Company. Also see Note 11.	-	731,442

Monthly interest only payments at 5.310% per annum, due January 24, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	-	5,705,257

Monthly interest only payments at 5.310% per annum, due January 25, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	-	731,442

Monthly interest only payments at 5.310% per annum, due January 26, 2011, secured by machinery and equipment owned by the Company. Also see Note 11.	-	2,194,329

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2011	April 30, 2010
Loans from China Bohai Bank:

Monthly interest only payments at 5.61% per annum, due May 18, 2011, guaranteed by Shanxi Wanbang Trade and Industry Co., Ltd.	$2,309,220	$-

Monthly interest only payments at 6.116% per annum, due November 17, 2021, guaranteed by Shanxi Wanbang Trade and Industry Co., Ltd.	2,309,220	-

Monthly interest only payments at 5.841% per annum, due October 22, 2010, guaranteed by a shareholder, Liu Xudong.	-	2,194,330

Loans from China Merchants Bank:

Monthly interest only payments at 7.553% per annum, due January 11, 2012, guaranteed by Shanxi XinDayu Material Co., Ltd., also see Note 24.	3,078,960	-

Monthly interest only payments at 6.903% per annum, due July 21, 2010, guaranteed by Shanxi XinDayu Material Co., Ltd., also see Note 24 and a shareholder, Liu Xudong.	-	2,925,773

Monthly interest only payments at 6.903% per annum, due March 3, 2011, guaranteed by Shanxi Zhonglian Steel Guarantee Co., Ltd.	-	1,462,887

Loans from CITIC Bank:

Monthly interest only payments at 6.903% per annum, due May 20, 2011, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., also see Note 24 and a shareholder, Liu Xudong.	4,618,440	-

Monthly interest only payments at 6.903% per annum, due May 28, 2010, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., also see Note 24.	-	4,388,660

Monthly interest only payments at 6.903% per annum, due April 7, 2011, guaranteed by Shanxi XinDayu Material Co., Ltd., also see Note 24.	-	1,462,887

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2011	April 30, 2010
Loans from Industrial and Commercial Bank of China:

Monthly interest only payments at 7.228% per annum, due December 20, 2011, guaranteed by Shanxi Guanghua Pipe Casting Co. Ltd, Taiyuan North Metallury Co.Ltd and a shareholder Liu Xudong, also see Note 24.	$1,539,480	$-

Monthly interest only payments at 6.903% per annum, due January 12, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd., also see Note 24.	-	1,462,887

Loans from Bank of China:

Monthly interest only payments at 5.841% per annum, due June 24, 2011, pledged by its inventory and guaranteed by a shareholder Liu Xudong.	2,309,220	-

Loans from Huaxia Bank:

Monthly interest only payments at 5.865% per annum, due May 25, 2011, pledged by its machinery and guaranteed by Shanxi Zhongbao Trading Co., Ltd, Taiyuan Rongfeng Co., Ltd, Shanxi Tongyuan Industrial Co., Ltd., also see Note 24 and a shareholder, Liu Xudong.	4,618,440	-

Monthly interest only payments at 5.832% per annum, due June 24, 2010, guaranteed by Shanxi Tongyuan Industrial Co., Ltd., also see Note 24 and a shareholder, Liu Xudong.	-	1,462,887

Monthly interest only payments at 6.107% per annum, due December 25, 2010, guaranteed by Zhongbao Trading Co., Ltd., and Taiyuan Rongfeng Co., Ltd.	-	4,388,660

Loans from Jinshang Bank:

Monthly interest only payments at 6.903% per annum, due September 14, 2011, guaranteed by Shanxi zhonglian steel guarantee Co., Ltd., and a shareholder, Liu Xudong.	3,078,960	-

Monthly interest only payments at 5.310% per annum, due November 19, 2010, guaranteed by Shanxi zhonglian guarantee Co., Ltd., and a shareholder, Liu Xudong.	-	1,462,887

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2011	April 30, 2010
Loans from China Minsheng Bank:

Monthly interest only payments at 5.5755% per annum, due September 9, 2011, guaranteed by Shanxi Xingbang Trading Company, also see notes 24 and a shareholder, Liu Xudong.	$3,078,960	$-

Monthly interest only payments at 5.5755% per annum, due September 13, 2011, guaranteed by Shanxi Xingbang Trading Company, also see notes 24 and a shareholder, Liu Xudong.	3,078,960	-

Monthly interest only payments at 5.103% per annum, due July 11, 2010, guaranteed by Xi’an Spiral Pipe Tubulation Co., Ltd.	-	5,295,649

Monthly interest only payments at 5.346% per annum, due October 6, 2010, pledged by inventory of the Company. Also see Note 8.	-	2,925,773

Loans from Jinzhong Credit Union:

Monthly interest only payments at 9.756% per annum, due December 27, 2011, guaranteed by Shanxi Jinliheng Trading Co, Ltd	1,524,085	-

Monthly interest only payments at 10.368% per annum, due December 27, 2010, guaranteed by Shanxi 525 Storage Transportation Co., Ltd.	-	1,448,258

Loans from National Development Bank:

Monthly interest only payments at 5.5755% per annum, due July 18, 2011, guaranteed by Shanxi Small and Middle Enterprise Credit Guarantee Co., Ltd	2,617,114	-

Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 6.372% per annum, due June 10, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd., also see note 24.	1,539,480	-

Monthly interest only payments at 5.31% per annum, due June 12, 2011, guaranteed by Shanxi Small And Middle Enterprise Credit Guarantee Co., Ltd. Credit Guarantee Co., Ltd.	1,539,480	-

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(a)	Short-Term Bank Loans (continued)

	April 30, 2011	April 30, 2010
Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 6.1525% per annum, due July 19, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd., also see note 24 and Account receivable from Datong Thermal Co., Ltd.	$4,618,440	$-

Monthly interest only payments at 7.272% per annum, due Feburary, 2012, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd., also see note 24.	1,539,480	-

Monthly interest only payments at 5.885% per annum, due July 19, 2011, guaranteed by Shanxi Tontyuan Industrial Group Co., Ltd	2,309,220	-

Monthly interest only payments at 7.605% per annum, due October 24, 2011, guaranteed by Shanxi Tontyuan Industrial Group Co., Ltd	2,309,220	-

Monthly interest only payments at 6.372% per annum, due June 2, 2010, guaranteed by Shanxi Small And Middle Enterprise Credit Guarantee Co., Ltd.	-	1,462,887

Monthly interest only payments at 6.372% per annum, due June 18, 2010, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd.	-	1,462,887

Monthly interest only payments at 6.372% per annum, due March 31, 2011, guaranteed by Shanxi Taishi Metallurgical Industrial Co., Ltd.	-	1,462,887

Monthly interest only payments at 4.860% per annum, due May 10, 2010, accounts receivable of $1,389,727 of Taiyuan Reli Co., Ltd. was pledged as collateral.	-	2,194,329

Monthly interest only payments at 4.860% per annum, due July 31, 2010, accounts receivable of $1,389,727 of Taiyuan Reli Co., Ltd. was pledged as collateral.	-	2,194,329

Monthly interest only payments at 5.589% per annum, due September 21, 2010, accounts receivable of $6,570,475 of Datong Thermal Co., Ltd. was pledged as collateral.	-	4,388,660

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

	April 30, 2011	April 30, 2010
Loans from Shanghai Pudong Development Bank:

Monthly interest only payments at 5.589% per annum, due October 28, 2010, accounts receivable of $6,570,475 of Datong Thermal Co., Ltd. was pledged as collateral.	-	1,462,887
Total	$78,652,031	$76,084,730

Interest expense for short-term bank loans for the years ended April 30, 2011, 2010 and 2009 was $5,069,593, $4,320,605 and $3,616,306, respectively. All of the short-term bank loans were repaid on their due date.

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 16 – SHORT-TERM BANK BORROWINGS (CONTINUED)

(b) Domestic Letters of Credit Financing (Continued)

The DLC financing consist of the followings:

	April 30, 2011	April 30, 2010
Due May 17, 2011	$3,410,271	$-
Due September 9, 2011	3,078,985	-
Due September 16, 2011	2,774,150	-
Due September 29, 2011	1,981,302	-
Due May 1, 2011	1,386,872	-
Due May 17, 2011	6,157,920	-
Due August 30, 2011	3,078,960	-
Due June 14, 2011	5,043,337	-
Due July 5, 2011	3,808,678	-
Due September 24, 2011	1,847,376	-
Due May 6, 2010	-	889,229
Due May 18, 2010	-	427,678
Due May 28, 2010	-	3,251,927
Due June 10, 2010	-	405,296
Due July 1, 2010	-	3,936,477
Due July 13, 2010	-	3,072,037
Due August 6, 2010	-	2,361,904
Due August 11, 2010	-	1,807,323
Due October 26, 2010	-	1,898,827
Due June 4, 2010	-	5,851,546
Due July 16, 2010	-	4,169,227
	$32,567,851	$28,071,471

Interest expense was $1,406,966, $620,381 and $552,205 for the years ended April 30, 2011, 2010 and 2009, respectively.

The DLC financing are secured by $9,612,531 and $13,504,251 of restricted cash at April 30, 2011 and 2010, respectively. Also see Note 7.

The above listed domestic letters of credit were all settled on their due date.

NOTE 17 – NOTES PAYABLE

Notes payable consist of the following:
		April 30, 2011	April 30, 2010
Notes payable to unrelated parties	(a)	$6,465,816	$1,459,961
Bank acceptance notes	(b)	58,654,741	41,620,586
Total		$65,120,557	$43,080,547

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 17 – NOTES PAYABLE (CONTINUED)

(a)	Notes Payable to Unrelated Parties

The Notes payable to unrelated parties consist of the followings:

	April 30, 2011	April 30, 2010

Due July 11, 2011, interest at 24% per annum	$769,740	$-
Due March 25, 2012, interest free, unsecured	538,818	-
Due January 9, 2012, interest free, unsecured	2,617,116	-
Due September 17, 2011, interest free, unsecured	2,540,142	-
Due June 4, 2010, interest at 19.2% per annum	-	304,280
Due August 13, 2010, interest at 24% per annum	-	1,024,021
Due August 13, 2010, interest free, unsecured	-	131,660
Subtotal	$6,465,816	$1,459,961

Interest expense for notes payable to unrelated parties for the years ended April 30, 2011, 2010 and 2009 was $179,195, $325,247 and $48,118, respectively.

The above listed notes payable to unrelated third parties were all settled on their due date.

(b)	Bank Acceptance Notes

The bank acceptance notes consist of the followings:

	April 30, 2011	April 30, 2010
Bank acceptance notes (aggregated by month of maturity):
Due May, 2011	$16,164,540	-
Due June, 2011	18,473,760	-
Due July, 2011	2,463,721	-
Due September, 2011	3,848,700	-
Due October, 2011	17,704,020	-
Due May, 2010	-	5,266,392
Due June, 2010	-	15,453,934
Due July, 2010	-	7,899,587
Due August, 2010	-	4,886,041
Due September, 2010	-	5,627,725
Due October, 2010	-	2,486,907
Total	$58,654,741	$41,620,586

All the bank acceptance notes are subject to bank charges of 0.005% of the principal as commission on each transaction. Bank charges for notes payable were $306,243 $39,737 and $50,284 for the years ended April 30, 2011, 2010 and 2009, respectively.

The bank acceptance notes are secured by $32,945,42 and $33,574,710 of restricted cash at April 30, 2011 and 2010, respectively. Also see Note 7. Personal saving deposits of $3,251,569 and $36,839, under the name of Liu Xudong, also served as guarantees at April 30, 2011 and 2010, respectively. Also see Note 10(e).

The above listed bank acceptance notes payable were all settled on their due date.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 18 – PRODUCT AND OTHER FINANCING ARRANGEMENTS

Liabilities from product and other financing arrangements consist of the following:

		April 30, 2011	April 30, 2010

Due May 29, 2011, interest at 1% per 75 days	(a)	$3,694,752	$-

Due June 28, 2011, interest at 1% per 75 days	(a)	3,694,752	-

Due May 8, 2011, interest at 1% per 75 days	(a)	3,694,752	-

Due May 14, 2011, interest at 1% per 75 days	(a)	3,694,752	-

Due June 2, 2011, interest at 1% per 75 days	(a)	3,694,752	-

Due June 6, 2011, interest at 1% per 75 days	(a)	3,694,752	-

Due July 4, 2011, interest at 1% per 75 days	(a)	7,389,504	-

Due May 1, 2011, interest at 1.5% per 90 days	(b)	34,465	-

Due June 30, 2011, interest at 1.5% per 90 days	(b)	769,740	-

Due September 30, 2011, interest at 1.5% per 90 days	(b)	5,388,180	-

Due December 30, 2011, interest at 1.5% per 90 days	(b)	6,458,118	-

Due May 8, 2010, interest at 1% per 75 days	(a)	-	3,510,926

Due May 16, 2010, interest at 1% per 75 days	(a)	-	5,266,392

Due June 17, 2010, interest at 1% per 75 days	(a)	-	3,510,928

Due July 14, 2010, interest at 1% per 75 days	(a)	-	3,510,928

Due July 5, 2010, interest at 1% per 75 days	(a)	-	3,510,928

Due July 11, 2010, interest at 1% per 75 days	(a)	-	3,510,928

Due March 31, 2011, interest at 1.5% per 90 days	(b)	-	21,050,938
Total		$42,208,519	$43,871,968

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

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

Interest expense for liabilities from product and other financing arrangements for the years ended April 30, 2011, 2010 and 2009 was $1,413,761, $1,120,594 and $1,652,615, respectively.

All of the arrangements that were due before October 28, 2011 were settled on their due date.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 19 – TAXES

(a)	Corporation Income Tax (“CIT”)

On March 16, 2007, the National People’s Congress of China approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT law”), which went into effective on January 1, 2008. In accordance with the relevant tax laws and regulations of PRC, the applicable corporate income tax rate for the Company is 25%.

Effective January 1, 2007, the Company adopted ASC 740-10 (formerly FASB Interpretation No. 48), Accounting for Uncertainty in Income Taxes. The interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.

Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of April 30, 2011 and 2010, the Company does not have a liability for unrecognized tax benefits.

The Company’s income tax expenses for the years ended April 30, 2011, 2010 and 2009 are summarized as follows:

	April 30, 2011	April 30, 2010	April 30, 2009
Current:
Provision for CIT	$449,642	$705,717	$978,224

Deferred:
Provision for CIT	2,577,877	2,162,543	1,048,682

Income tax expense	$3,027,519	$2,868,260	$2,026,906

The Company’s income tax expense differs from the “expected” tax expense for the years ended April 30, 2011, 2010 and 2009 (computed by applying the CIT rate of 25% percent to income before income taxes) as follows:

	April 30, 2011	April 30, 2010	April 30, 2009

Computed “expected” expense	$2,796,269	$2,361,157	$1,749,897
Permanent differences	231,250	507,103	277,009

Income tax expense	$3,027,519	$2,868,260	$2,026,906

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 19 – TAXES (CONTINUED)

The tax effects of temporary differences that give rise to the Company's net deferred tax assets and liabilities as of April 30, 2011 and 2010 are as follows:

	April 30, 2011	April 30, 2010
Deferred tax assets (liabilities):
Current portion:
Loss carry forward	$477,232	$127,712
Sales	486,271	1,458,724
Expenses cut-off	1,812,946	1,622,373
(Over) under accrued cost of sales	(3,480,629)	(1,163,385)
Other	(448,919)	(111,697)
Subtotal	(1,153,098)	1,933,727

Non-current portion:
Depreciation	2,638,972	1,723,847
Interest income from long-term notes receivable	(989,004)	(664,680)

Subtotal	1,649,968	1,059,167

Net deferred tax assets	$496,870	$2,992,894

(b)	Value Added Tax (“VAT”)

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

The VAT payable of $1,869,690 and $933,256 at April 30, 2011 and 2010, respectively, is included in other payables in the accompanying consolidated balance sheets.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 20 – REGISTERED CAPITAL

The registered capital of the Company prior to the share exchange (see Note 25) was as follows:

Registered Capital:	April 30, 2011		April 30, 2010

Liu Xudong	$45,000	90%	$45,000	90%
Li Ning	5,000	10%	5,000	10%
Total	$50,000	100%	$50,000	100%

The Company was incorporated under the laws of the British Virgin Islands. The registered capital of the Company was $50,000, held by Mr. Liu Xudong and Mr. Li Ning in the proportion of 90% and 10%, respectively.

NOTE 21 – ADDITIONAL PAID-IN CAPITAL

In 2009, Mr. Liu Xiudong, a shareholder and the chairman of the Company, contributed $38,562,951 to the Company to support the Company’s business development. This resulted in additional paid-in capital of $38,562,951 which has been reflected in the consolidated balance sheet as of April 30, 2011 and 2010.

As of April 30, 2011, additional paid in capital of $9,236,934 secured product and other financing arrangements.

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

The Company accounted for the business combination under the purchase method. The assets acquired and liabilities assumed were measured at their fair value at the acquisition date. The fair value of the non-financial asset mainly includes the plant and equipment, was determined using the replacement cost method resulting in increases to Level 3 valuation amounts.

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

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 22 – ACQUISITION (CONTINUED)

The Company had an insignificant amount of acquisition related cost during the years ended April 30, 2011, 2010 and 2009. The costs were expensed as incurred in the consolidated statement of income.

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

NOTE 23 – GEOGRAPHIC SALES

The following table discloses the Company’s revenue from customers by geographical area based on the location of the customer for the years April 30, 2011, 2010 and 2009:

	April 30, 2011		April 30, 2010
Area	Amounts	Percentage	Amounts	Percentage
China	$180,898,783	93.9%	$125,608,457	85.6%
Africa	5,284,982	2.7%	16,414,308	11.2%
South America	5,832,699	3.0%	4,328,557	2.8%
North America	205,597	0.1%	380,533	0.3%
Asia (excluding China)	114,909	0.1%	103,428	0.1%
Europe	423,955	0.2%	-	-
Total	$192,760,925	100%	$146,835,283	100%

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 23 - GEOGRAPHIC SALES (Continued)

	April 30, 2009
Area	Amounts	Percentage
China	$116,607,222	76.4%
Africa	-	-
South America	5,499,483	4%
North America	6,884,626	4.6%
Asia (excluding China)	19,840,547	13%
Europe	3,679,350	2%
Total	$152,511,228	100

The Company’s credit risk consists principally of accounts receivable. The Company extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the management of the Company bought business credit insurance for all the export sales to insure payment of the credit extended.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 24 – COMMITMENTS AND CONTINGENCIES

(1)
As of April 30, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Rong Xiang Trading Co., Ltd. (“SXRX”). If SXRX defaults on the repayment of its bank loans when they fall due, the Company is required to repay the outstanding balance. As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXRX was $4,002,648, which consists of the following:

April 30, 2011
Due November 15, 2011	$1,693,428
Due October 26, 2011	2,309,220
Total	$4,002,648

(2)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd with a guarantee amount of $2,309,220, due July 12, 2011.

(3)
As of April 30, 2011, the Company entered into a guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Tongyuan Industrial Group Co., Ltd. (“SXTY”). SXTY also provided a cross guarantee for bank loans of $13,855,320 borrowed by the Company. As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXTY was $3,078,960, due May 19, 2011.

(4)
As of April 30, 2011, the Company entered into one guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Wanbang Industry and Trade Co., Ltd. (“SXWB”) with a guarantee amount of $ 4,618,440, due November 29, 2011. SXWB also provided a cross guarantee for the short-term loan of $4,618,440 borrowed by the Company.

(5)
As of April 30, 2011, the Company entered into a guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Taishi Metallurgy Industry Group Co., Ltd. (“SXTS”). SXTS also provided a cross guarantee for bank loans of $7,697,400 borrowed by the Company. As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXTS was $ 4,618,440, due May 18, 2011.

(6)
As of April 30, 2011, the Company entered into one guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Taiyuan North Metallurgy Co., Ltd (“TYNM”). As of April 30, 2011, the guarantee provided for bank loans borrowed by TYNM was $1,077,636, due May 19, 2011.

(7)
As of April 30, 2011, the Company entered into two guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Guanghua Pipe produce Co., Ltd. (“SXGH”). SXGH also provided a cross guarantee for bank loan of $16,164,540 borrowed by the Company. As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXGH was $23,092,200, which consists of the following:

April 30, 2011
Due October 29, 2011	$7,697,400
Due October 12, 2016	15,394,800
Total	$23,092,200

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 24 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

(8)
As of April 30, 2011, the Company entered into a guarantee contracts to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi XinDayu Material Co., Ltd. (“SXXD”). SXXD also provided a cross guarantee for bank loans of $5,388,180 borrowed by the Company. As of April 30, 2011, the guarantee provided for the bank loans borrowed by SXXD was $4,618,440, due June 10, 2011.

(9)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Changxin Steel Co., Ltd. from the Huaxia Bank with a guarantee amount of $ 1,693,428, due September 27, 2011.

(10)
As of April 30, 2011, the Company entered into two guarantee contract to serve as guarantor for bank accepted notes issued by an unrelated party, Dalian Binggong Trading Co., Ltd. with a guarantee amount of $12,315,840, which consists of the following:

April 30, 2011
Due September 3, 2011	$4,618,440
Due July 18, 2011	7,697,400
Total	$12,315,840

(11)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Xin Bang Trading Co., Ltd. SXXB also provided a cross guarantee for bank loans of $6,157,920 borrowed by the Company. As of April 30, 2011, the guarantee provided for the bank loans from the China Minsheng Bank with a guarantee amount of $6,157,920, due September 26, 2011.

(12)
As of April 30, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by an unrelated party, Shanxi Jintaoyuan Coal Co., Ltd. from the China Minsheng Bank with a guarantee amount of $ 30,789,599, due Jan 31, 2012.

All the guarantee liabilities due before October 28, 2011 were subsequently released since the debtors repaid the loans. Also see Note 25.

A default by the warrantees is considered remote by the management. Based on the information available to management, no liability for the guarantor's obligation under the guarantee was recognized as of April 30, 2011.

RISE KING MANAGEMENT LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2011, 2010 AND 2009

NOTE 25 – SUBSEQUENT EVENTS

On June 29, 2011, the Company entered into a guarantee contract to serve as guarantor for bank loans borrowed by the Shanxi Taishi Metallurgy Industry Group Co., Ltd. from the Citic Bank with a guarantee amount of $7,697,400, due June 28, 2012.

On July 30, 2011, Sino Oil & Gas Pipe Holdings Limited (“SOGP”) (formerly Rich Mountain Enterprises Limited) executed a Share Exchange Agreement (the “Share Exchange Agreement”) by and between SOGP, the shareholder of SOGP, RISE KING, and the shareholders of RISE KING.

Under the Share Exchange Agreement, at the Closing on July 30, 2011, the Company issued 7,000,000 shares of its common stock, representing 58.33% of the Company’s issued and outstanding common stock, to the RISE KING shareholders in exchange for 100% of the common stock of RISE KING. The shareholder of SOGP agreed to transfer all of 5,000,000 shares of its common stock, representing 41.67% of the Company's issued and outstanding common stock to RISE KING shareholders on the Closing Date in exchange for an aggregate of $200,000 in cash.

After the closing of the transaction, SOGP had a total of 12,000,000 shares of common stock issued and outstanding, with the RISE KING Shareholder owning 100% of the total issued and outstanding shares of SOGP’s common stock, and the balance held by those who held shares of SOGP’s common stock prior to the closing of the exchange. This share exchange transaction resulted in the RISE KING Shareholder obtaining 100% of the voting interest in SOGP. Generally accepted accounting principles require that the company whose shareholders retain the majority interest in a combined business be treated as the acquirer for accounting purposes, resulting in a reverse acquisition. Accordingly, the share exchange transaction has been accounted for as a recapitalization of SOGP.